



Anjali Sud
Chief Executive Officer

April 25, 2023

Dear Fellow Stockholders,

It is an exciting time to be in video. Every business in the world is now embracing video as a required communication medium, and Vimeo has built the leading solution for businesses to create, manage and share high-quality content. Our product is known for its unique ability to take the most complex video needs and make them simple, and in 2023 we will deliver **innovation through simplicity**, by making video far easier for businesses to use and by making our investments more focused and efficient.

We ended 2022 demonstrating the power of this approach with our flagship Vimeo Enterprise business growing bookings 59% year-over-year, and with our second consecutive quarter of positive Adjusted EBITDA and Free Cash Flow (see Annex B). We believe we are well positioned to get our self-serve business back to growth and sustain the exciting momentum of Vimeo Enterprise in 2023, while continuing to deliver profitability and cash flow regardless of market and economic fluctuations.

To that end, we are pleased to invite you to Vimeo's Annual Meeting of Stockholders on June 6, 2023, held virtually via *www.virtualshareholdermeeting.com/VMEO2023*. At this year's meeting, we will vote on the election of directors, the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for 2023, and an amendment of the Vimeo, Inc. 2021 Stock and Annual Incentive Plan to increase the number of shares that may be delivered under the Plan by 10,000,000. We will also hold a non-binding advisory vote on the frequency of holding future advisory votes on executive compensation. Finally, we will transact such other business as may properly come before the meeting, and stockholders will have an opportunity to ask questions. Our Board of Directors believes that these proposals are in the best interests of Vimeo and its stockholders and recommends a vote consistent with the Board's recommendation for each proposal.

Your vote is important! Even if you plan to participate in the annual meeting, please vote by internet, telephone or mail as soon as possible to ensure your vote is recorded promptly. The instructions set forth in the Notice of 2023 Annual Meeting of Stockholders, Notice of Internet Availability of Proxy Materials, your proxy card and the instructions that accompanied your proxy materials explain how to vote your shares.

As we enter our third year as a public company, we are confident in our leadership, our team and our Board's stewardship. We have built an innovative product that touches nearly 300 million users, and have assembled a talented team who are executing a validated strategy with focus and passion. We remain deeply appreciative of the support that you, our stockholders, provide.

Sincerely,

Anjali Sud
Chief Executive Officer

330 WEST 34TH STREET 5TH FLOOR NEW YORK, NEW YORK 10001
212-524-8791
www.vimeo.com



Notice of 2023 Annual Meeting of Stockholders



Vimeo, Inc.
330 West 34th Street
5th Floor
New York, New York 10001

Dear Stockholders:

Vimeo, Inc. ("Vimeo") is making this proxy statement available to holders of our common stock and Class B common stock in connection with the solicitation of proxies by Vimeo's Board of Directors for use at the 2023 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Tuesday, June 6, 2023 at 10:00 a.m. Eastern Time. This year's Annual Meeting will be a virtual meeting, conducted solely online. Stockholders will be able to attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/VMEO2023*. At the Annual Meeting, stockholders will be asked:

1 to elect the ten Board nominees named in the accompanying proxy statement, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from Vimeo's Board of Directors);

2 to hold a non-binding advisory vote (the "say on frequency" vote) on the frequency of holding future advisory votes on executive compensation (the "say on pay" vote);

3 to ratify the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2023 fiscal year;

4 to approve the amendment of the Vimeo, Inc. 2021 Stock and Annual Incentive Plan (the "2021 Plan") to increase the number of shares that may be delivered under the 2021 Plan by 10,000,000; and

5 to transact such other business as may properly come before the meeting and any related adjournments or postponements.

Vimeo's Board of Directors has set April 10, 2023 as the record date for the Annual Meeting. This means that holders of record of Vimeo's common stock and holders of record of our Class B common stock (collectively, "Vimeo capital stock") at the close of business on that date are entitled to receive notice of the Annual Meeting and to vote their shares at the Annual Meeting and any related adjournments or postponements.

As permitted by applicable Securities and Exchange Commission rules, on or about April 25, 2023, Vimeo mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Annual Meeting proxy statement and 2022 Annual Report on Form 10-K online, as well as instructions on how to obtain printed copies of these materials by mail.

Only stockholders and persons holding proxies from stockholders may attend the Annual Meeting. To participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2023*, you will need the sixteen-digit control number included on your Notice of Internet Availability of Proxy Materials, your proxy card or the instructions that accompanied your proxy materials.

BY ORDER OF THE BOARD OF DIRECTORS,

JESSICA TRACY
Vice President, Associate General Counsel & Assistant Secretary

April 25, 2023

TABLE OF CONTENTS





Proxy Summary

The information provided in this Proxy Summary is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Our Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted via live audio webcast. We believe that this format will allow us to preserve stockholder access while saving time and money for both us and our stockholders. By following the instructions in this proxy statement, stockholders are afforded the same rights and opportunities to participate as they would at an in-person meeting.

Notice of Annual Meeting of Stockholders

Date
Tuesday,
June 6, 2023

Time
10:00 a.m.
Eastern Time

There are four ways to vote:









- by Internet at *www.proxyvote.com*, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on June 5, 2023 (have your Notice or proxy card in hand when you visit the website);
- by toll-free telephone until 11:59 p.m. Eastern Time on June 5, 2023 at 1-800-690-6903 (be sure to have your Notice or proxy card in hand when you call);
- by completing and mailing your proxy card so it is received prior to the Annual Meeting (if you received printed proxy materials); and
- by attending and voting at the virtual Annual Meeting by visiting *www.virtualshareholdermeeting.com/VMEO2023*, where stockholders may vote and submit questions during the Annual Meeting (have your proxy card in hand when you visit the website).

Our Board of Directors (the “Board”) recommends that all stockholders vote as follows:

Proposal 1	The election of the ten Board nominees named in this proxy statement	**FOR**
Proposal 2	With respect to the say on frequency vote, to hold the say on pay vote every year at our Annual Meeting of Stockholders	**EVERY ONE YEAR**
Proposal 3	The ratification of the appointment of Ernst & Young LLP as Vimeo’s independent registered public accounting firm for our fiscal year ending December 31, 2023	**FOR**
Proposal 4	The approval of the amendment of the Vimeo, Inc. 2021 Stock and Annual Incentive Plan (the “2021 Plan”) to increase the number of shares that may be delivered under the 2021 Plan by 10,000,000	**FOR**



Questions and Answers Regarding this Solicitation and Voting at the Annual Meeting

Q: Why did I receive a Notice of Internet Availability of Proxy Materials?

A: In accordance with rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we have elected to deliver this proxy statement and our 2022 Annual Report on Form 10-K to our stockholders online in lieu of mailing printed copies of these materials to each of its stockholders (the "Notice Process"). If you received a Notice of Internet Availability of Proxy Materials (the "Notice") by mail, you will not receive printed copies of our proxy materials unless you request them. Instead, the Notice provides instructions on how to access this proxy statement and our 2022 Annual Report on Form 10-K online, as well as how to obtain printed copies of these materials by mail. We believe that the Notice Process allows us to provide our stockholders with the information they need in a more timely manner than if we had elected to mail printed materials, while reducing the environmental impact of (and lowering the costs associated with) the printing and distribution of our proxy materials.

The Notice, the proxy materials and the 2022 Annual Report on Form 10-K are being mailed on or about April 25, 2023 to stockholders of record at the close of business on April 10, 2023 and this proxy statement and our 2022 Annual Report on Form 10-K will be available at www.proxyvote.com beginning on April 25, 2023. If you received a Notice by mail but would rather receive printed copies of our proxy materials, please follow the instructions included in the Notice. You will not receive a Notice if you have previously elected to receive printed copies of our proxy materials.

Q: Can I vote my shares by filling out and returning the Notice?

A: No. However, the Notice provides instructions on how to vote your shares: (i) before the date of the Annual Meeting by way of completing and submitting your proxy online, by phone or by requesting and returning a written proxy card by mail, or (ii) by voting at the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2023*.

Q: How do I participate in the Annual Meeting?

A: To participate in the Annual Meeting, go to *www.virtualshareholdermeeting.com/VMEO2023* on Tuesday, June 6, 2023 by 10:00 a.m. Eastern Time and enter the sixteen-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials.

We will hold our question and answer session with management immediately following the conclusion of the business to be conducted at the Annual Meeting, during which we intend to answer questions submitted online during the meeting that are pertinent to the Company and the Annual Meeting matters, as time permits. Only stockholders that have accessed the Annual Meeting as a stockholder by following the procedures outlined above will be permitted to submit questions during the Annual Meeting, and such stockholders may submit a question at any time during the meeting by visiting *www.virtualshareholdermeeting.com/VMEO2023*. Each stockholder is limited to no more than two questions. Questions should be succinct and only cover a single topic, and must follow the "Rules of Conduct" that will be available on the Annual Meeting webpage for stockholders that have accessed the Annual Meeting as a stockholder by following the procedures outlined above.

Q: Why are we holding the Annual Meeting virtually?

A: This year we will host the Annual Meeting exclusively online. We believe that this format will allow us to preserve stockholder access while saving time and money for both Vimeo and its stockholders.

Q: What if I have technical difficulties or trouble accessing the virtual meeting website during the Annual Meeting?

A: If you experience technical difficulties accessing the virtual meeting, please contact the technical support telephone number posted on the virtual stockholder meeting login page.

 

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of Vimeo capital stock at the close of business on April 10, 2023, the record date for the Annual Meeting established by Vimeo's Board, are entitled to receive notice of the Annual Meeting and to vote their shares at the Annual Meeting and any related adjournments or postponements.

At the close of business on April 10, 2023, there were 156,355,108 shares of Vimeo common stock and 9,399,250 shares of Class B common stock outstanding and entitled to vote. Holders of Vimeo common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share.

Q: What is the difference between a stockholder of record and a stockholder who holds Vimeo shares in street name?

A: If your Vimeo shares are registered in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record. If your Vimeo shares are held in the name of your broker, bank or other holder of record, then you are the beneficial owner of shares held in street name and our proxy materials are being forwarded to you by that organization. You may examine a list of the stockholders of record as of the close of business on April 10, 2023, the record date for the Annual Meeting, for any purpose germane to the Annual Meeting during normal business hours during the 10-day period ending on the day before the meeting at Vimeo's corporate headquarters, located at 330 West 34th Street, 5th Floor, New York, New York 10001.

Q: What shares are included on the enclosed proxy card?

A: If you are a stockholder of record only, you will receive one proxy card from Broadridge for all Vimeo shares that you hold. If you hold Vimeo shares in street name through one or more banks, brokers and/or other holders of record, you will receive proxy materials, together with voting instructions and information regarding the consolidation of your votes, from the third party or parties through which you hold your Vimeo shares. If you are a stockholder of record and hold additional Vimeo shares in street name, you will receive proxy materials from Broadridge and the third party or parties through which you hold your Vimeo shares.

Q: What are the quorum requirements for the Annual Meeting?

A: The presence at the Annual Meeting, in person or by proxy, of holders having a majority of the total votes entitled to be cast by holders of Vimeo capital stock at the Annual Meeting constitutes a quorum. When the holders of Vimeo common stock vote as a separate class on a given matter, the presence at the Annual Meeting of holders of a majority of the total votes entitled to be cast by holders of Vimeo common stock is required for a quorum to be met with respect to such matter. Stockholders who participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2023* will be deemed to be in person attendees for purposes of determining whether a quorum has been met. Shares of Vimeo capital stock represented by proxy will be treated as present at the Annual Meeting for purposes of determining whether there is a quorum, without regard to whether the proxy is marked as casting a vote or abstaining.

Q: What matters will Vimeo stockholders vote on at the Annual Meeting?

A: Vimeo stockholders will vote on the following proposals:

- *Proposal 1*— to elect the ten Board nominees named in this proxy statement, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from our Board);
- *Proposal 2*— to hold an advisory vote on the frequency of holding future say on pay votes;
- *Proposal 3*— to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2023 fiscal year;
- *Proposal 4*— to approve the amendment of the 2021 Plan to increase the number of shares that may be delivered under the 2021 Plan by 10,000,000; and
- to transact such other business as may properly come before the Annual Meeting and any related adjournments or postponements.



Questions and Answers Regarding this Solicitation and Voting at the Annual Meeting

Q: What are my voting choices when voting for director nominees and what votes are required to elect director nominees to the Vimeo Board?

A: You may vote in favor of all director nominees, withhold votes as to all director nominees or vote in favor of and withhold votes as to specific director nominees.

The election of each of Adam Gross, Jay Herratti, Mo Koyfman, Nabil Mallick, Glenn H. Schiffman, Alexander von Furstenberg and Anjali Sud as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo capital stock, with each share of common stock and Class B common stock representing the right to one and ten vote(s), respectively. "Plurality" means the director nominees receiving the largest number of votes cast "FOR" will be elected.

The election of each of Alesia J. Haas, Ida Kane and Shelton "Spike" Lee as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo common stock voting as a separate class.

The Board recommends that our stockholders vote FOR the election of each of the director nominees.

Q: What are my voting choices when voting on the advisory proposal on the frequency of holding future say on pay votes and what votes are required to approve this proposal?

A: You may vote in favor of holding the say on pay vote every year, every two years or every three years or you may abstain from voting on the advisory proposal.

The approval, on an advisory basis, of the frequency of holding future say on pay votes requires the affirmative vote of the holders of a majority of the voting power of the shares of Vimeo capital stock present at the Annual Meeting in person or represented by proxy and voting together. However, if no choice receives a majority of votes, then the option that receives the highest number of votes cast by stockholders will be considered by the Board to be the stockholders' recommendation as to the frequency of holding future say on pay votes.

As an advisory vote, the votes cast in connection with this proposal are not binding on the Company. While the Board is making a recommendation with respect to the proposal, Vimeo stockholders are being asked to vote for one of the choices specified above and not whether they agree or disagree with the Board's recommendation.

The Board recommends that our stockholders vote for holding the say on pay vote EVERY YEAR at Vimeo's Annual Meeting of Stockholders.

Q: What are my voting choices when voting on the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2023 fiscal year and what votes are required to ratify such appointment?

A: You may vote in favor of the ratification, vote against the ratification or abstain from voting on the ratification.

The ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2023 fiscal year requires the affirmative vote of the holders of a majority of the voting power of shares of Vimeo capital stock present at the Annual Meeting in person or represented by proxy and voting together.

The Board recommends that our stockholders vote FOR the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2023 fiscal year.

Q: What are my voting choices when voting on the amendment of the 2021 Plan?

A: You may vote in favor of the amendment, vote against the amendment or abstain from voting on the amendment of the 2021 Plan.

The amendment of the 2021 Plan requires the affirmative vote of the holders of a majority of the voting power of shares of Vimeo capital stock present at the Annual Meeting in person or represented by proxy and voting together.

The Board recommends that our stockholders vote **FOR** the amendment of the 2021 Plan.

Q: Who will conduct the proxy solicitation and how much will it cost?

A: We are soliciting proxies from shareholders on behalf of our Board of Directors and will pay for all costs incurred by Vimeo in connection with the solicitation. In addition to solicitation by mail, the directors, officers and employees of Vimeo and its subsidiaries may solicit proxies from stockholders of the Company in person or by telephone, facsimile or email without additional compensation other than reimbursement for their actual expenses. We will make arrangements with the brokers, banks and other nominees for the forwarding of solicitation material to the direct and indirect holders of capital stock.

Q: Could other matters be decided at the Annual Meeting?

A: As of the date of this proxy statement, we are not aware of any matters to be raised at the Annual Meeting other than those referred to in this proxy statement.

   If any other matters are properly presented at the Annual Meeting for consideration, the two Vimeo officers who have been designated as proxies for the Annual Meeting (Anjali Sud and Gillian Munson) will have the discretion to vote on those matters for stockholders who have submitted their proxy.

Q: What do I need to do to vote at the Annual Meeting?

A: The Vimeo Board is soliciting proxies for use at the Annual Meeting. Stockholders may submit proxies to instruct the designated proxies to vote their shares before the date of the Annual Meeting in any of three ways:

   - *Submitting a proxy online:* Submit your proxy online at *www.proxyvote.com*. Online proxy voting is available 24 hours a day and will close at 11:59 p.m. Eastern Time, on Monday, June 5, 2023;
   - *Submitting a proxy by telephone:* Submit your proxy by telephone by using the toll-free telephone number provided on your proxy card (1-800-690-6903). Telephone proxy voting is available 24 hours a day and will close at 11:59 p.m. Eastern Time, on Monday, June 5, 2023; or
   - *Submitting a proxy by mail:* If you choose to submit your proxy by mail, simply mark, date and sign your proxy, and return it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

   You may also participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2023* and vote your shares online during the Annual Meeting, even if you have previously submitted your vote. To do so, you will need the sixteen-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials.

   For Vimeo shares held in street name, holders may submit a proxy online or by telephone before the date of the Annual Meeting if their broker, bank and/or other holder of record makes these methods available. If you submit a proxy online or by telephone, **DO NOT** request and return a printed proxy card from Vimeo or from your broker, bank and/or other holder of record. If you hold your shares through a broker, bank and/or other holder of record, follow the voting instructions you receive from your broker, bank and/or other holder of record.

Q: If I hold my Vimeo shares in street name, will my broker, bank or other holder of record vote these shares for me?

A: If your shares of Vimeo capital stock are held in street name, you must provide your broker, bank and/or other holder of record with instructions in order to vote these shares. If you do not provide voting instructions, whether your shares can be voted by your broker, bank and/or other holder of record depends on the type of item being considered for a vote.



Non-Routine Items. The election of directors and the "say on frequency" advisory proposal are non-routine items and may **NOT** be voted on by your broker, bank and/or other holder of record absent specific voting instructions from you. If you do not provide your bank, broker and/or other holder of record with voting instructions, your shares of Vimeo capital stock will be represented by "broker non-votes" for this proposal.

Routine Items. The ratification of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2023 fiscal year is a routine item. Generally, brokers, banks and other holders of record that do not receive voting instructions from you may vote on this proposal in their discretion.

Q: **What effect do abstentions and broker non-votes have on quorum requirements and the voting results for each proposal to be voted on at the Annual Meeting?**

A: Abstentions and shares represented by broker non-votes are counted as present for purposes of determining a quorum.

- For any proposal for which the voting standard is based on the number of shares present at the Annual Meeting (the auditor ratification proposal, the "say on frequency" advisory proposal, and the 2021 Plan amendment proposal), abstentions are treated as shares present and entitled to vote and, as a result, have the same effect as a vote against.
- For any proposal for which the voting standard is based on the actual number of votes cast at the meeting (the election of directors), abstentions have no impact on the vote.

Shares represented by broker non-votes are not treated as shares entitled to vote and, as a result, have no effect on the outcome of any of the proposals to be voted on by stockholders at the Annual Meeting.

Q: **Can I change my vote or revoke my proxy?**

A: Yes. If you are a stockholder of record, you may change your vote or revoke your proxy at any time before the polls close at the Annual Meeting by:

- submitting a later-dated proxy relating to the same shares online, by telephone or by mail before the date of the Annual Meeting, provided that any such proxy submitted by mail must be received at 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary no later than 5:00 p.m. Eastern Time on June 5, 2023;
- delivering a written notice, bearing a date later than your proxy, stating that you revoke the proxy, provided that such written notice must be received at 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary no later than 5:00 p.m. Eastern Time on June 5, 2023; or
- participating in the Annual Meeting and voting online during the Annual Meeting at *www.virtualshareholdermeeting.com/VMEO2023* (although virtual attendance at the Annual Meeting will not, by itself, change your vote or revoke a proxy).

To change your vote or revoke your proxy before the date of the Annual Meeting, follow the instructions provided on your Notice, proxy card or proxy materials to do so online or by telephone, or send a written notice or a new proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

If you hold your Vimeo shares through a broker, bank and/or other holder of record, follow the instructions that you receive from your broker, bank and/or other holder of record if you wish to change your vote or revoke your proxy.

Q: **What if I do not specify a choice for a matter when returning a proxy?**

A: If you sign and return a proxy card but do not give specific instructions on how your shares should be voted, the shares represented by your proxy card will be voted FOR the election of all director nominees, holding a non-binding advisory say on pay vote each year, the ratification of the appointment of Ernst & Young LLP as Vimeo's independent registered public accounting firm for the 2023 fiscal year, and FOR the amendment of the 2021 Plan, and in the discretion of the persons designated as proxies as to any other matter that may properly come before the Annual Meeting.

 

Q: What should I do if I have questions about the Annual Meeting?

A: If you have any questions about the Annual Meeting, the various proposals to be voted on at the Annual Meeting and/or how to participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/VMEO2023* and vote at that time, or if you would like copies of any of the documents referred to in this proxy statement, contact Vimeo Investor Relations at +1 212-524-8791 or ir@vimeo.com.

Separation of Vimeo and IAC

On May 25, 2021, we completed (i) the separation of Vimeo from IAC/InterActiveCorp ("IAC") through a series of transactions that resulted in the transfer of IAC's Vimeo business to Vimeo, Inc. (formerly named "Vimeo Holdings, Inc."), and Vimeo becoming an independent, separately traded public company through a spin-off from IAC (the "Spin-off"); and (ii) the transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2021 (the "Merger Agreement"), by and among Vimeo, Stream Merger Sub, Inc., a wholly-owned subsidiary of Vimeo, and Vimeo.com, Inc., a subsidiary of IAC formerly named "Vimeo, Inc." ("Vimeo OpCo"). Following completion of the Spin-off, Vimeo's common stock, par value $0.01 per share, began trading under the symbol "VMEO" on The Nasdaq Global Select Market ("Nasdaq") on May 25, 2021.

As used in this proxy statement, "Vimeo," "the Company," "we," "our," "us" and similar terms refer to Vimeo OpCo with respect to any period prior to the Spin-off and to Vimeo, Inc. with respect to any period following the Spin-off.

 

Special Note Regarding Forward-Looking Statements

This proxy statement contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will," "may, "could," "should," "would," "anticipates," "estimates," "expects," "plans," "projects," "forecasts," "intends," "targets," "seeks" and "believes," as well as variations of these words, among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to Vimeo's future results of operations and financial condition, business strategy, and plans and objectives of management for future operations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions. Actual results could differ materially from those contained in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

- we have a history of losses,
- our prior rapid growth may not be indicative of future performance,
- our limited operating history as a pure software-as-a-service ("SaaS") company and our limited history of selling such plans on a sales-assisted basis,
- our total addressable market may prove to be smaller than we expect,
- our ability to read data and make forecasts may be limited,
- we may not have the right product/market fit,
- we may not be able to attract free users or paid subscribers,
- we may not be able to convert our free users into subscribers,
- competition in our market is intense,
- we may not be able to scale our business effectively,
- we may need additional funding as we continue to grow our business,
- we may experience service interruptions,
- hosting and delivery costs may increase unexpectedly,
- weakened global economic conditions may harm our industry, business and results of operations,
- our business involves hosting large quantities of user content,
- we have been sued for hosting content that allegedly infringed on a third-party copyright,
- we may face liability for hosting a variety of tortious or unlawful materials,
- we have faced negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law,
- we collect, store and process large amounts of content and personal information and any loss of or unauthorized access to such data could materially impact our business,
- the continuing effects of the COVID-19 pandemic are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain,
- we have been the target of cyberattacks by malicious actors, and
- the risks described in the section titled "Risk Factors" and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on February 27, 2023.

Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.



Special Note Regarding Forward-Looking Statements

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should read this proxy statement and the documents that we reference in this proxy statement with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by these cautionary statements.

Election of Directors

Proposal and Required Vote

At the upcoming Annual Meeting, a board of ten directors will be elected, each to hold office until the next succeeding annual meeting of stockholders or until such director's successor shall have been duly elected and qualified (or, if earlier, such director's removal or resignation from our Board). Information concerning director nominees, all of whom are incumbent directors of Vimeo (with the exception of Mr. von Furstenberg) and have been recommended by the Nominating and Corporate Governance Committee for re-election, appears below. Although management does not anticipate that any of the persons named below will be unable or unwilling to stand for election, in the event of such an occurrence, proxies may be voted for a substitute designated by the Board.

The election of each of Adam Gross, Jay Herratti, Mo Koyfman, Nabil Mallick, Glenn H. Schiffman, Alexander von Furstenberg and Anjali Sud as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo capital stock voting together as a single class, with each share of common stock and Class B common stock representing the right to one and ten vote(s), respectively.

The Board has designated Alesia J. Haas, Ida Kane and Shelton "Spike" Lee as nominees for those positions on the Board to be elected by the holders of Vimeo common stock voting as a separate class. The election of each of them as directors requires the affirmative vote of a plurality of the total number of votes cast by the holders of shares of Vimeo common stock voting as a separate class.



The Board recommends that our stockholders vote **FOR** the election of all director nominees.

Information Concerning Director Nominees

Background information about each director nominee is set forth below, including information regarding the specific experiences, characteristics, attributes and skills considered in connection with the nomination of each director nominee, all of which the Nominating and Corporate Governance Committee and the Board believe provide the Company with the perspective and judgment needed to guide, monitor and execute its strategies. Kendall Handler will not stand for re-election. Accordingly, her term as a member of the Board will expire at the Annual Meeting. Mr. Alexander von Furstenberg has been nominated to fill the vacancy that will be created by Ms. Handler's end of service. The Board thanks Ms. Handler for her service.

Adam Gross, age 51, has served as a member of our Board since May 2021. Mr. Gross has served as an advisor to (and has invested in) a variety of technology companies, including software companies such as Cypress.io (a provider of front-end testing tools built for use by developers and quality assurance engineers when testing modern applications), Pantheon (a hosting and WebOps platform through which teams can build, host and manage their websites) and Mattermost (a leading open source collaboration platform), since January 2011. From November 2013 to March 2018, Mr. Gross served in various capacities at Salesforce.com, a cloud-based software company, including most recently as Chief Executive Officer of Heroku, a Salesforce.com subsidiary that provides a platform as a service (PaaS) that enables developers to build, run and operate applications entirely in the cloud, and prior to that time, served in various executive marketing and product leadership roles at Salesforce.com. Prior to his time at Salesforce.com, Mr. Gross served as the Chief Executive Officer of Cloudconnect.com, a cloud platform that he co-founded, from January 2012 to November 2013. Prior to his time at Cloudconnect.com, Mr. Gross served in various executive marketing and product leadership roles at Dropbox, a file hosting service, as well as founded certain start-up companies in the technology sector. In addition to his for-profit affiliations, Mr. Gross previously served as chairman of the board of directors of Democracy Works, Inc., a non-partisan



organization dedicated to providing the tools, information and support needed to help Americans vote no matter what, until September 2022, and currently serves as a board member of both Reboot, a non-profit arts and culture organization and BuildKite, Inc., a continuous integration and continuous development platform. Mr. Gross' extensive experience in the technology sector, as well as his leadership and product expertise, qualify him to serve on our Board.

Alesia J. Haas, age 46, has served as a member of our Board since May 2021. Ms. Haas has served as Chief Financial Officer of Coinbase Global Inc., a cryptocurrency exchange, since April 2018. Prior to joining Coinbase, Ms. Haas served as Chief Financial Officer of Och-Ziff Capital Management Group LLC (now known as Sculptor Capital Management), a publicly-traded, global institutional alternative asset manager, from December 2016 to April 2018. Prior to that time, Ms. Haas served in various leadership positions at OneWest Bank, N.A., a commercial bank, from March 2009 until shortly after its acquisition by CIT Group Inc. in December 2015, including most recently as its Chief Financial Officer from January 2013 until December 2015. Ms. Haas has served as a member of the board of directors of Angi Inc. (formerly known as ANGI Homeservices Inc.), a digital marketplace for home services, since September 2017, and previously served as a member of the board of directors of Sears Holding Corporation, a holding company that owns and operates certain retail businesses, from February 2016 to December 2016. Ms. Haas' extensive business experience, particularly with respect to finance and strategy, and including her experience as a chief financial officer of a publicly-traded company, as well as her experience serving on audit committees and with the attendant risk oversight duties, qualify her to serve on our Board.

Jay Herratti, age 56, has served as a member of our Board since December 2021. Mr. Herratti is CEO & Executive Director of TED Conferences LLC, a not-for-profit conference and digital media organization. He joined TED in 2014, initially serving as Executive Director of TEDx, and then as CEO of TED since April 2021. Prior to TED, Mr. Herratti held leadership positions at IAC between 2004 to 2012, specifically, CEO of CityGrid Media (2007-2012), SVP Strategic Planning (2005-2007), and SVP Strategy and Business Development for HSN and Electronic Retailing (2004-2005). Prior to that he held senior level positions at Federated Department Stores, The Boston Consulting Group, and GE Capital. Since January 2023, Mr. Herratti has served as a member of the board of directors of West Monroe Partners LLC, a digital services firm. Between 2012 and 2019, Mr. Herratti served as a member of the board of directors of Nutrisystem, Inc., a publicly-traded provider of weight management products and services (2013-2019), and as a member of the board of directors of Constant Contact, Inc., a SaaS email marketing company (2012-2018). Mr. Herratti's extensive leadership expertise, including as a chief executive officer, and his experience advising public companies on corporate matters, qualify him to serve on our Board.

Ida Kane, age 53, has served as a member of our Board since May 2021. Ms. Kane served as the Chief Financial Officer of AppFolio, Inc., a publicly-traded real estate technology company, from February 2015 to June 2021. From 2010 to 2015, Ms. Kane served as Chief Financial Officer of Rightscale, Inc., a cloud computing management provider. From 2005 to 2009, Ms. Kane served as Chief Financial Officer at thinkorswim Group Inc., a publicly-traded online option trading and investor education company. Prior to that, Ms. Kane held other financial leadership roles in public and private companies, including serving as Chief Financial Officer and Vice President of Operations of a business unit of Franklin Covey Co., a publicly-traded training and consulting company. Ms. Kane has served as a member of the board of directors of BuilderTrend Solutions, Inc., a construction management software company, since June 2021. In addition to her for-profit affiliations, Ms. Kane served as Treasurer and a member of the board of directors of The Howard School in Carpinteria, California from 2011 to 2020. Ms. Kane's significant financial expertise and knowledge, as well as her experience as Chief Financial Officer at several publicly-traded companies, qualify her to serve on our Board.

Mo Koyfman, age 45, has served as a member of our Board since May 2021. Mr. Koyfman has served as General Partner of Shine Capital, an early-stage venture capital firm that he founded, since September 2020, and as Managing Member of MOKO Brands, an investment company that he founded, since January 2017. Prior to that time, Mr. Koyfman served as a General Partner of Spark Capital, a venture capital firm, from September 2008 to May 2016, and as Chief Operating Officer of Connected Ventures, a former subsidiary of IAC that primarily operated CollegeHumor.com (a comedy content website), BustedTees.com (an eCommerce business) and Vimeo, from August 2007 to March 2008. Mr. Koyfman previously held various positions on IAC's mergers and acquisitions and business development teams from February 2002 to August 2007, during which time he led IAC's acquisition of a controlling stake in Connected Ventures (which then included Vimeo) in December 2006. Prior to joining IAC,

Mr. Koyfman served as an investment banker at Bear Stearns from July 2000 to February 2002. In addition to his for-profit affiliations, Mr. Koyfman has served as a founding board member of Sefaria (an organization dedicated to building the future of Jewish learning in an open and participatory way) since January 2013, and also serves on the Future Leadership Council of the Whitney Museum of American Art. Mr. Koyfman's private equity experience and extensive corporate development, mergers and acquisitions and investment experience, as well as his experience working with Vimeo during his time at IAC, qualify him to serve on our Board.

Spike Lee, age 66, has served as a member of our Board since May 2021. Mr. Lee is a film director, producer, screenwriter, actor and professor. Mr. Lee's production company, 40 Acres and a Mule Filmworks, has produced more than 35 films since 1983. Most recently, Mr. Lee wrote, directed and produced Da 5 Bloods (released in 2020) and Mr. Lee has written and directed several films, including She's Gotta Have It, Do the Right Thing, Mo' Better Blues, Jungle Fever, Malcolm X, Crooklyn, Clockers, 25th Hour, Inside Man, Chi-Raq and BlacKkKlansman, as well acted in ten of the films he has written, directed and/or produced. Mr. Lee has been a nominee and is the recipient of several awards throughout his career, including Academy, British Film Academy, Golden Globe, Emmy, Cesar, Peabody, Black Reel, American Black Film Festival, Berlin Film Festival and Cannes Film Festival awards. Among other awards, Mr. Lee won the Time Warner Innovator Award in 2004, the Ossie Davis Award in 2005 and the Dorothy and Lillian Gish Prize in 2013. Mr. Lee currently serves on the board of directors of his privately-held production company, 40 Acres and a Mule Filmworks. Mr. Lee's significant experience in film and video, as well as his unique and specialized insight regarding the entertainment industry, qualify him to serve on our Board.

Nabil Mallick, age 39, has served as a member of our Board since May 2021. Mr. Mallick has served as General Partner of Thrive Capital, a New York-based venture capital firm, since May 2015. Prior to joining Thrive Capital, Mr. Mallick served as a finance executive at the H.J. Heinz Company, a consumer food company. Prior to his tenure at H.J. Heinz Company, Mr. Mallick served as an investment banker at Perella Weinberg Partners and Citigroup, advising companies on a variety of transactions. Mr. Mallick currently serves on the boards of directors of certain privately-held companies, including Glossier (a D2C beauty business), Guru (an enterprise-focused information-sharing platform), The Browser Company (modern web browser), Studs (an omnichannel jewelry business) and Zola (a digital platform for weddings). Mr. Mallick previously served on the board of directors of Grailed (a curated marketplace for men's clothing) and as a board observer of GitHub (devtool software) and Greenhouse (HR software). Mr. Mallick's finance experience and extensive private company board experience in the software and internet industries, which gives him particular insight into trends in these industries, as well as his extensive corporate development, finance and investment experience, qualify him to serve on our Board. Mr. Mallick was originally recommended for service on our Board by Thrive Capital, pursuant to Thrive Capital's rights under the Vimeo OpCo shareholders agreement to recommend a candidate and to have such candidate's appointment considered in good faith. The majority of the provisions of the Vimeo shareholders agreement, other than certain confidentiality and registration rights provisions, are no longer in effect.

Glenn H. Schiffman, age 53, has served as a member of our Board since May 2021 and as chairman of our Board since March 2023. Mr. Schiffman has served as Executive Vice President and Chief Financial Officer of Fanatics, Inc., a global digital sports platform, since August 2021. As Chief Financial Officer of Fanatics, Glenn is responsible for a broad set of financial and corporate functions across the entire Fanatics global enterprise including corporate finance, M&A, treasury, financial planning and analysis, investor relations, accounting, information security, human resources, legal and corporate administration. Prior to his appointment at Fanatics, Mr. Schiffman served as EVP & CFO of IAC/InterActiveCorp from April 2016 to August 2021 and as Chief Financial Officer of Angi (formerly known as ANGI Homeservices Inc.) from September 2017 until August 2019 and from February 2021 until July 2021. Prior to his appointment at IAC, Mr. Schiffman served as Senior Managing Director at Guggenheim Securities, the investment banking and capital markets business of Guggenheim Partners, since March 2013. Prior to his tenure at Guggenheim Securities, Mr. Schiffman was a partner at The Raine Group, a merchant bank focused on advising and investing in the technology, media and telecommunications industries, from September 2011 to March 2013. Prior to joining The Raine Group, Mr. Schiffman served as Co-Head of the Global Media group at Lehman Brothers from 2005 to 2007 and Head of Investment Banking Asia-Pacific at Lehman Brothers (and subsequently Nomura) from April 2007 to January 2010, as well as Head of Investment Banking, Americas from January 2010 to April 2011 for Nomura. Mr. Schiffman's roles at Nomura followed Nomura's acquisition of Lehman's Asia business in 2008. Mr. Schiffman serves on the Board of Directors of Match Group (NASDAQ: MTCH) and Angi (NASDAQ: ANGI). He is a member of the National Committee on United States-China Relations and a member of the Duke Children's National Leadership Council. In Mr. Schiffman's philanthropic efforts he focuses on



endowing organizations and funding initiatives with permanent capital to make lasting change. He founded and is Chairman of the Valerie Fund Endowment, which supports children with cancer and blood disorders, created an Endowment at the Duke Medical Center to research and hopefully someday cure pediatric cancer, created an Endowment at Washington & Lee to support Women's Athletics and created an Endowment at Duke University to fund scholarships for athletes from underrepresented communities. Mr. Schiffman has a degree in economics and history from Duke University. He was named Institutional Investor's CFO of the Year for the Midcap Internet Sector in 2018 and 2021. Mr. Schiffman's extensive knowledge of Vimeo's business and history through his experience as Chief Financial Officer of IAC (in which capacity he also had certain risk oversight duties that give him particular insight into risk management), his high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions, his information security oversight duties at both IAC and Fanatics, which gives him particular insight into information security risks and trends, as well as his investment banking experience, which gives him particular insight into trends in capital markets and the technology and media industries, qualify him to serve on our Board.

Alexander von Furstenberg, age 53, currently serves as Chief Investment Officer of Ranger Global Advisors, LLC, a family office focused on value-based investing, which he founded in June 2011. Prior to founding Ranger Global Advisors, LLC, Mr. von Furstenberg founded Arrow Capital Management, LLC, a private investment firm focused on global public equities, where he served as Co-Managing Member and Chief Investment Officer from 2003 to 2011. Mr. von Furstenberg has served as a member of the board of directors of IAC/InterActiveCorp since December 2008 and Expedia Group, Inc. since December 2015. Mr. von Furstenberg previously served on the board of directors of La Scogliera (an Italian financial holding company and bank) from December 2016 to August 2020 and Liberty Expedia Holdings, Inc. from November 2016 to July 2019, when the company was acquired by Expedia Group, Inc. Since 2001, he has acted as Chief Investment Officer of Arrow Finance, LLC, the private investment office that serves his family. Mr. von Furstenberg also serves as a partner and Co-Chairman of Diane von Furstenberg Studio, LLC. In addition to his for-profit affiliations, Mr. von Furstenberg serves as a director of The Diller-von Furstenberg Family Foundation and as a member of the board of directors of Friends of the High Line. Mr. von Furstenberg is the stepson of Barry Diller. Mr. von Furstenberg's significant investment and public company board service experience qualify him to serve on our Board.

Anjali Sud, age 39, has served as a member of our Board since May 2021. Ms. Sud has served as Chief Executive Officer of Vimeo since July 2017. Prior to that time, Ms. Sud previously served as Vimeo's Senior Vice President and General Manager, Creator Platform from September 2016 to June 2017, Vice President and Head of Global Marketing from July 2015 to August 2016, and Director of Marketing from July 2014 to June 2015. Prior to joining Vimeo in July 2014, Ms. Sud held various management positions at Amazon and was a member of the mergers and acquisitions team at Time Warner, a media and entertainment company. Ms. Sud has served on the board of directors of Dolby Laboratories (a creator of audio and imaging technologies that transform entertainment and communications at the cinema, at home, at work and on mobile devices) since May 2019. In her not-for-profit affiliations, Ms. Sud has served on the board of directors of Change.org, a nonprofit-owned tech platform for people-powered, social change, since October 2022, and serves as a Young Global Leader at the World Economic Forum. Ms. Sud holds a B.Sc. from The Wharton School of the University of Pennsylvania and an MBA from Harvard Business School. Ms. Sud's extensive knowledge and experience regarding Vimeo that she has gained in her various roles with Vimeo since 2014 (most recently her role as Chief Executive Officer), as well as her expertise in eCommerce, marketing and mergers and acquisitions, qualify her to serve on our Board.

Corporate Governance

Leadership Structure. Our business and affairs are overseen by our Board, which currently has ten members. There is one management representative on the Board and, of the nine remaining current directors, seven directors have been determined by our Board to be independent. The Board has standing Audit, Compensation and Human Capital Management and Nominating and Corporate Governance Committees (collectively, the "Board Committees"), each comprised solely of independent directors. For more information regarding director independence and our Board Committees, see the discussion under Director Independence and The Board and Board Committees below. All of our directors play an active role in Board matters, are encouraged to communicate among themselves and directly with the Chief Executive Officer and have full access to Company management at all times.

Our independent directors meet in scheduled executive sessions without management present from time to time, and may schedule additional meetings as they deem appropriate. We do not have a lead independent director or any other formally appointed leader for these sessions. The independent membership of our Audit, Compensation and Human Capital Management and Nominating and Corporate Governance Committees ensures that directors with no ties to Company management are charged with oversight for all financial reporting and executive compensation-related decisions made by Company management, as well as for recommending candidates for Board membership. At each regularly scheduled Board meeting, the Chairperson of each of these committees (as and if applicable) provides the full Board with an update of all significant matters discussed, reviewed, considered and/or approved by the relevant committee since the last regularly scheduled Board meeting.

Mr. Schiffman has served as Chairman of the Board since March 2023. Prior to that, Mr. Levin served as Chairman of the Board from the Spin-off until March 2023. Mr. Schiffman brings significant experience and expertise to his role as Chairman, including his knowledge of Vimeo's business and history through his experience as Chief Financial Officer of IAC (in which capacity he also had certain risk oversight duties that give him particular insight into risk management), his high level of financial literacy and expertise regarding mergers, acquisitions, investments and other strategic transactions, his information security oversight duties at both IAC and Fanatics, which gives him particular insight into information security risks and trends, as well as his investment banking experience, which gives him particular insight into trends in capital markets and the technology and media industries. The roles of Chairperson and Chief Executive Officer are currently separated in recognition of the differences between the two roles. We believe that it is in the best interests of our stockholders for the Board to make a determination regarding the separation or combination of these roles each time it elects a new Chairperson or appoints a Chief Executive Officer, based on the relevant facts and circumstances applicable at such time.

Risk Oversight. Company management is responsible for assessing and managing the Company's exposure to various risks on a day-to-day basis, which responsibilities include the creation of appropriate risk management programs and policies. Company management has developed and implemented guidelines and policies to identify, assess and manage significant risks facing the Company. In developing this framework, the Company recognized that leadership and success are impossible without taking risks; however, the imprudent acceptance of risks or the failure to appropriately identify and mitigate risks could adversely impact stockholder value. The Board is responsible for overseeing Company management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and through discussions with Company management, as well as through the Board's Audit and Compensation and Human Capital Management Committees, which examine various components of financial and compensation-related risks, respectively, as part of their responsibilities. Information security is a key component of risk management at Vimeo and our senior management periodically briefs the Audit Committee on the information security programs of the Company and its various businesses and related priorities and controls. In addition, an overall review of risks is inherent in the Board's consideration of the Company's long-term strategies and in the transactions and other matters presented to the Board, including significant capital expenditures, acquisitions and divestitures and financial matters. The Board's role in risk oversight of the Company is consistent with the Company's leadership structure, with the Chairperson, Chief Executive Officer and other members of senior management having responsibility for assessing and managing the Company's risk exposure, and the Board and its committees providing oversight in connection with those efforts. Vimeo believes that its compensation policies and programs do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on Vimeo.

Director Independence. Under the Marketplace Rules of The Nasdaq Stock Market, LLC (the "Marketplace Rules"), our Board has a responsibility to make an affirmative determination that those members of the Board who serve as independent directors do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In connection with the independence determinations described below, our Board reviewed information regarding transactions, relationships and arrangements relevant to independence, including those required by the Marketplace Rules. This information is obtained from director responses to questionnaires circulated by our management, as well as from our records and publicly available information. Following these determinations, our management monitors those transactions, relationships and arrangements that were relevant to such determinations, as well as periodically solicits updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on prior independence determinations.



Our Board has determined that each of Adam Gross, Alesia J. Haas, Jay Herratti, Ida Kane, Mo Koyfman, Spike Lee and Nabil Mallick satisfy the director independence requirements set forth in the Marketplace Rules, and that the members of the Audit and Compensation and Human Capital Management Committees also satisfied separate independence requirements under the standards imposed by applicable SEC rules and the Marketplace Rules for audit committee and compensation committee members.

Director Nominations and Board Diversity. The Nominating and Corporate Governance Committee identifies, reviews and evaluates individuals qualified to become Board members and recommends candidates to the Board. While there are no specific requirements for eligibility to serve as a director of Vimeo, in evaluating candidates, the Nominating and Corporate Governance Committee will consider (regardless of how the candidate was identified or recommended) whether the professional and personal ethics and values of the candidate are consistent with those of Vimeo, whether the candidate's experience and expertise would be beneficial to the Board, whether the candidate is willing and able to devote the necessary time and energy to the work of the Board and whether the candidate is prepared and qualified to represent the best interests of Vimeo's stockholders. While the Board does not have a formal diversity policy, the Nominating and Corporate Governance Committee also considers the overall diversity of the experiences, characteristics, attributes, skills and backgrounds of candidates relative to those of other Board members and those represented by the Board as a whole to ensure that the Board has the right mix of skills, expertise and background.

The members of our Board have provided the diversity information below. Each of the categories listed in the table below has the meaning as it is used in Marketplace Rule 5605(f).

Board Diversity Matrix (as of December 31, 2022)				
Total Number of Directors			11	
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part 1: Gender Identity				
Directors	3	7	—	1
Part II: Demographic Background				
African American or Black	—	1	—	—
Asian	1	1	—	—
Hispanic or Latinx	1	—	—	—
White	1	5	—	—
LGBTQ+			1	
Demographic Background Undisclosed			1	

The Board does not have a formal policy regarding the consideration of director nominees recommended by stockholders, and as of the date of this proxy statement we have not received any such recommendations. However, the Board would consider such recommendations if made in the future. Stockholders who wish to make such a recommendation should send the recommendation to Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary. The envelope must contain a clear notation that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder, provide a brief summary of the candidate's qualifications and history, together with an indication that the recommended individual would be willing to serve (if elected), and must be accompanied by evidence of the sender's stock ownership. Any director recommendations will be reviewed by the Secretary and the Chairperson and, if deemed appropriate, forwarded to the Nominating and Corporate Governance Committee for further review. If the Nominating and Corporate Governance Committee believes that the candidate fits the profile of a director described above, the recommendation will be shared with the entire Board.

Communications with the Vimeo Board. Stockholders who wish to communicate with our Board or a particular director may send any such communication to Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, Attention: General Counsel & Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder—Board Communication" or "Stockholder—Director Communication." All such letters must identify the author as a stockholder, provide evidence of the sender's stock ownership and clearly state whether the intended recipients are all members of the Board or a particular director or directors. The Secretary will then review such correspondence and forward it to the Board, or to the specified director(s), if appropriate. Items unrelated to directors' duties and responsibilities may be excluded, including solicitations and advertisements.

Code of Conduct

Our Board has adopted a Code of Conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The Code of Conduct is a "code of ethics," as defined in Item 406(b) of Regulation S-K. The full text of our Code of Conduct is posted on the Governance portion of our website at *https://investors.vimeo.com/governance/documents*. We will post amendments to our Code of Conduct or waivers of our Code of Conduct for directors and executive officers on the same website.

Prohibition on Hedging and Short Sales

Our Board has adopted an insider trading policy, which prohibits our directors, officers, employees and other covered persons from hedging or similar transactions designed to decrease the risks associated with holding our common stock. In addition, our insider trading policy prohibits our directors, officers, employees and other covered persons from trading in derivative securities related to our common stock, which include publicly traded call and put options, and engaging in short selling of our common stock.

The Board and Board Committees

The Board. The Board met four times during 2022. Each of our incumbent directors attended at least 75% of the meetings of the Board and the Board committees on which they served during 2022. Directors are strongly encouraged to attend annual meetings of Vimeo stockholders, barring significant commitments or special circumstances. All members of the Board attended our 2022 annual meeting of stockholders.

The Board currently has three standing committees: the Audit Committee, the Compensation and Human Capital Management Committee and the Nominating and Corporate Governance Committee.

Board Committees. The following table sets forth the members of each Board committee and the number of meetings held by each such committee during 2022.

	Audit Committee	Compensation and Human Capital Management Committee	Nominating and Corporate Governance Committee
ADAM GROSS (1)	✓		
ALESIA J. HAAS (1)			✓
KENDALL HANDLER (2)			
JAY HERRATTI (1)		✓	
IDA KANE (1)	✓		
MO KOYFMAN (1)			✓
SPIKE LEE (1)			
JOSEPH LEVIN (2)			
NABIL MALLICK (1)		✓	
GLENN H. SCHIFFMAN			
ANJALI SUD			
Number of Meetings	4	7	0

 Chair ✓ Member

1. Independent director.
2. Ms. Handler will not stand for re-election at the Annual Meeting. Additionally, Mr. Levin resigned as Chairman and member of the Board on March 20, 2023 and the Board size was reduced from eleven to ten.

Audit Committee. The Audit Committee consists of Alesia J. Haas (chair), Ida Kane and Adam Gross. The Audit Committee functions pursuant to a written charter adopted by the Board, the most recent version of which is available on the Governance portion of our website at *https://investors.vimeo.com/governance/documents*. The Audit Committee is appointed by the Board to assist the Board in monitoring: (i) the integrity of our financial statements, (ii) the effectiveness of our internal control over financial reporting, (iii) the qualifications, performance and independence of our independent registered public accounting firm, (iv) the performance of our internal audit function, (v) our risk assessment and risk management policies as they relate to financial and other risk exposures and (vi) our compliance with legal and regulatory requirements. In fulfilling its purpose, the Audit Committee maintains free and open communication among its members, the Company's independent registered public accounting firm, the Company's internal audit function and Company management. The formal report of the Audit Committee is set forth on page 22.

Our Board has determined that each of Mses. Haas and Kane, and Mr. Gross, are independent directors under the Marketplace Rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has concluded that Mses. Haas and Kane are each an "audit committee financial expert," as such term is defined in applicable SEC rules and the Marketplace Rules.

 

Compensation and Human Capital Management Committee. The Compensation and Human Capital Management Committee consists of Mo Koyfman (chair), Jay Herratti and Nabil Mallick. The Compensation and Human Capital Management Committee functions pursuant to a written charter adopted by the Board, the most recent version of which is available on the Governance portion of our website at *https://investors.vimeo.com/governance/documents*. The Compensation and Human Capital Management Committee is appointed by the Board to discharge the Board's responsibilities relating to the compensation of non-employee directors and executive officers and has overall responsibility for approving and evaluating all compensation plans, policies and programs of Vimeo as they affect Vimeo's executive officers and non-employee directors. Additionally, the Compensation and Human Capital Management Committee is responsible for overseeing Vimeo's culture and human capital management, including diversity and inclusion. The Compensation and Human Capital Management Committee may form and delegate authority to subcommittees consisting of one or more of its members. The Compensation and Human Capital Management Committee may also delegate to one or more of the Company's executive officers the authority to make grants of awards of equity-based compensation to eligible individuals (other than directors or executive officers) and has done so. In 2022, the Compensation and Human Capital Management Committee engaged Compensation Advisory Partners LLC ("CAP") to serve as its compensation consultant and to review and advise on the principal aspects of the Company's executive compensation program. The executive compensation services of CAP in 2022 included providing recommendations regarding the selection of compensation peer group companies, analyzing publicly available compensation data of peer group companies, compensation survey data, and other publicly available data to assess the competitive market for executive talent, and reviewing and advising on the target total direct compensation opportunities for our executive officers. In compliance with the disclosure requirements of the SEC regarding the independence of compensation consultants, the Compensation and Human Capital Management Committee has assessed each of the six independence factors established by the SEC and adopted by Nasdaq, and has determined that the engagement of, and work performed by, CAP does not raise any conflicts of interest or similar concerns. CAP reports directly to the Compensation and Human Capital Management Committee and does not provide any non-compensation related services to the Company. CAP attends certain Compensation and Human Capital Management Committee meetings, executive sessions and preparatory meetings with the Committee Chair and certain executive officers, as requested by the Compensation and Human Capital Management Committee. For additional information on our processes and procedures for the consideration and determination of executive compensation and the related roles of the Compensation and Human Capital Management Committee, Company management and consultants, see the Executive Compensation—Compensation Discussion and Analysis beginning on page 37. The formal report of the Compensation and Human Capital Management Committee is set forth under Compensation and Human Capital Management Committee Report.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee consists of Alesia J. Haas and Mo Koyfman. The Nominating and Corporate Governance Committee functions pursuant to a written charter adopted by the Board, the most recent version of which is available on the Governance portion of our website at *https://investors.vimeo.com/governance/documents*. The Nominating and Corporate Governance Committee is appointed by the Board to identify and evaluate individuals qualified to become Board members, to recommend to the Board director nominees for the next annual meeting of stockholders or special meeting of stockholders at which directors are to be elected (and nominees to fill vacancies on the Board, as necessary), and to assist the Board in overseeing any Vimeo program relating to corporate responsibility and sustainability.



Advisory Vote on the Frequency of Holding Future Stockholder Advisory Votes on the Compensation of our Named Executive Officers (the "Say on Frequency" Vote)

As required pursuant to the Dodd-Frank Act and Section 14 of the Exchange Act, we are seeking a non-binding advisory vote (the "say on frequency" vote) from our stockholders regarding the frequency of holding future advisory say on pay votes. In casting your advisory vote, you may indicate whether you prefer that we seek an advisory vote every one, two or three years. You may also abstain from voting on this matter.

After thoughtful consideration, our Board believes that holding an advisory vote on executive compensation every year is the most appropriate policy for the Company and our stockholders. In formulating its recommendation, our Board considered that compensation decisions are made annually and that an annual advisory vote on the compensation of our named executive officers will allow stockholders to provide more frequent and direct input on our compensation philosophy, policies, and practices.

This is the first non-binding advisory vote on the frequency of say on pay votes that we are seeking, and the next such vote is expected to be held at our 2029 Annual Meeting of Stockholders. In accordance with SEC regulations, we expect to hold our first say on pay vote at our 2024 Annual Meeting of Stockholders, which will be held prior to the three-year anniversary of the Spin-off.



The Board recommends that our stockholders vote for holding future stockholder advisory "say on pay" votes **EVERY ONE YEAR**.

Vote Required

The approval, on an advisory basis, of the frequency of holding the say on pay vote proposal requires the affirmative vote of the holders of at least a majority of the aggregate voting power of shares of Vimeo capital stock present in person or represented by proxy and voting together. However, if no choice receives a majority of votes, then the option that receives the highest number of votes cast by stockholders will be considered by the Board as the stockholders' recommendation as to the frequency of holding future advisory votes on executive compensation. The vote is advisory in nature and therefore not binding on Vimeo or our Board. However, our Board values the opinions of all of its stockholders and will consider the outcome of this vote when making future decisions on the frequency with which it will hold an advisory vote on executive compensation.

Ratification of Appointment of Independent Registered Public Accounting Firm

Subject to stockholder ratification, the Audit Committee of Vimeo's Board has appointed Ernst & Young LLP ("Ernst & Young") as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

The Audit Committee annually evaluates the performance of Ernst & Young and determines whether to continue to retain such firm or consider the retention of another firm. In appointing Ernst & Young as our independent registered public accounting firm for the 2023 fiscal year, the Audit Committee considered: (i) the firm's performance as the Company's independent registered public accounting firm, (ii) the fact that Ernst & Young has audited the financial statements of Vimeo since it was a wholly-owned subsidiary of IAC, (iii) Ernst & Young's independence with respect to the services to be performed for the Company and (iv) Ernst & Young's strong and considerable qualifications and general reputation for adherence to professional auditing standards. In addition, in conjunction with the mandated rotation of the lead engagement partner every five years, the Audit Committee is directly involved in the selection of the new lead engagement partner.

A representative of Ernst & Young is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if he or she so chooses and will be available to respond to appropriate questions.



The Board recommends that our stockholders vote **FOR** the ratification of the appointment of Ernst & Young as Vimeo's independent registered public accounting firm for the fiscal year ending December 31, 2023.

Vote Required

Ratification of the appointment of Ernst & Young as Vimeo's independent registered public accounting firm requires the affirmative vote of the holders of a majority of the voting power of the shares of Vimeo capital stock present at the Annual Meeting in person or represented by proxy and voting together.



Audit Committee Matters

Audit Committee Report

The Audit Committee functions pursuant to a written charter adopted by the Board of Directors, the most recent version of which is available on the Company's website at *https://investors.vimeo.com/governance/documents*. The Audit Committee charter governs the operations of the Audit Committee and sets forth its responsibilities, which include providing assistance to the Board of Directors in monitoring: (i) the integrity of Vimeo's financial statements, (ii) the effectiveness of Vimeo's internal control over financial reporting, (iii) the qualifications, performance and independence of Vimeo's independent registered public accounting firm, (iv) the performance of Vimeo's internal audit function, (v) Vimeo's risk assessment and risk management policies as they relate to financial and other risk exposures and (vi) Vimeo's compliance with legal and regulatory requirements. It is not the duty of the Audit Committee to plan or conduct audits or to determine that Vimeo's financial statements and disclosures are complete, accurate and have been prepared in accordance with generally accepted accounting principles and applicable rules and regulations or to determine that the Company's internal controls over financial reporting are effective. Management is responsible for the Company's financial reporting process, including systems of internal control over financial reporting. The independent registered public accountants are responsible for performing an independent audit of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB"), and to issue a report thereon. The Audit Committee's responsibility is to engage the independent auditor and otherwise to monitor and oversee these processes.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements of Vimeo included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 with Vimeo's management and Ernst & Young, Vimeo's independent registered public accounting firm.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by PCAOB Auditing Standard 1301, "Communications with Audit Committees." In addition, the Audit Committee has received the written disclosures and letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence and has discussed with Ernst & Young its independence from Vimeo and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of Vimeo be included in Vimeo's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

Members of the Audit Committee

Alesia J. Haas (Chair)
Adam Gross
Ida Kane

Fees Paid to Our Independent Registered Public Accounting Firm

The following table sets forth fees for all professional services rendered by Ernst & Young to Vimeo for the years ended December 31, 2022 and 2021:

	2022	2021
Audit Fees	$1,756,540(1)	$1,486,125(2)
Audit-Related Fees	$ —	$ —
Total Audit and Audit-Related Fees	$1,756,540	$1,486,125
Tax Fees	$ —	$ —
Total Fees	$1,756,540	$1,486,125
Other Fees	$ —	$ —

1. Audit Fees in 2022 include: (i) fees associated with the annual audit of financial statements and review of periodic reports, (ii) fees associated with registration statements and other periodic reports filed with the SEC, and (iii) statutory audits (audits performed for certain Vimeo businesses in a jurisdiction abroad, which audits are required by local law).
2. Audit Fees in 2021 include: (i) fees associated with the annual audit of financial statements and review of periodic reports and (ii) statutory audits (audits performed for certain Vimeo businesses in a jurisdiction abroad, which audits are required by local law).

Audit and Non-Audit Services Pre-Approval Policy

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, the Audit Committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services rendered by Ernst & Young for our fiscal year ended December 31, 2022 were pre-approved by the Audit Committee.

Pursuant to the pre-approval policy, the Audit Committee may delegate its authority to grant pre-approvals to one or more of its members. The decisions of any other member(s) to whom such authority may be delegated to grant pre-approvals must be presented to the full Audit Committee at its next scheduled meeting. The Audit Committee may not delegate its responsibilities to pre-approve services to management.



Approval of Amendment of the Vimeo, Inc. 2021 Stock and Annual Incentive Plan to Increase the Number of Shares That May Be Delivered Under the 2021 Plan by 10,000,000

Introduction

We are asking our stockholders to approve an amendment (the "Amendment") of the Vimeo, Inc. 2021 Stock and Annual Incentive Plan (the "2021 Plan") to increase the aggregate number of shares of common stock reserved for delivery with respect to newly issued awards thereunder by 10,000,000 shares. The Amendment was approved by the Board on April 4, 2023, based on the recommendation of the Compensation and Human Capital Management Committee, subject to approval by Vimeo's stockholders at the Annual Meeting. If this Proposal No. 4 is approved by our stockholders, the Amendment will become effective upon the date of the Annual Meeting. If our stockholders do not approve this Proposal No. 4, the Amendment will not become effective, and the 2021 Plan will continue in its current form.

Our sole reason for amending the 2021 Plan is to increase the number of shares of common stock reserved for delivery with respect to newly issued awards thereunder by 10,000,000 shares. Section 3 of the 2021 Plan states that the maximum number of shares that may be delivered pursuant to awards under the 2021 Plan is the sum of (i) the number of shares that may be issuable upon exercise, vesting or settlement of Company awards resulting from the conversion of legacy IAC awards into Company awards in connection with the Spin-off (which we refer to as adjusted awards) and (ii) 10,000,000 shares (which we refer to as newly issued awards). Our Compensation and Human Capital Management Committee has interpreted this language to mean that the maximum share limit applicable to newly issued awards applies to shares delivered (meaning, vested RSUs and exercised stock options or SARs), as opposed to shares issued (meaning, any equity award at the time of grant, whether or not vested or exercised). Our request would increase the number of shares with respect to newly issued awards that may be delivered by 10,000,000, to 20,000,000 shares. As of April 10, 2023, we had delivered 1,205,618 shares with respect to newly issued awards under the 2021 Plan. Although this number is well below our 10,000,000 newly issued awards share limit, our goal is to grant equity awards that we would reasonably be able to deliver within the 2021 Plan limits without relying on anticipated forfeitures or underwater awards.

The full text of the 2021 Plan, as amended by the Amendment (the "Amended Plan"), is attached as Annex A to this proxy statement. The description of the Amended Plan contained in this proposal is only a summary of its principal terms and provisions and is qualified by reference to the actual text as set forth in Annex A.

Pursuant to the Amended Plan, we may grant incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), stock appreciation rights ("SARs"), restricted stock awards, restricted stock unit ("RSU") awards, performance-based stock awards, and other stock awards (collectively, "stock awards"). We believe that the effective use of equity compensation and incentives is essential to attract, motivate, and retain employees and other service providers of the Company, to further align participants' interests with those of our stockholders, and to provide participants incentive compensation opportunities that are competitive.



The Board recommends that our stockholders vote FOR the approval of amendment of the 2021 Plan to increase the number of shares that may be issued under the 2021 Plan by 10,000,000.

Increasing the share reserve will allow us to continue to provide a variety of stock compensation, which is an important tool for attracting, motivating and retaining employees and for creating stockholder value. If the additional shares are not approved, the Board believes that the remaining shares of common stock reserved for issuance under the 2021 Plan could be insufficient to accomplish these goals. A reduced ability to make grants under the Plan would adversely impact our ability to attract and retain talent and our ability to execute our strategic goals. We will continue to manage dilution, as discussed below, and expense as we consider both our current equity strategy and whether it is reasonable and appropriate to make changes. We also expect our 2022 burn rate of 8.6% to materially decrease.

The Board believes that the Amended Plan will promote the interests of our shareholders and is consistent with principles of good corporate governance, including the following:

- *Shareholder Approval is Required for Additional Shares*. Unlike many companies in our industry, the Amended Plan does not contain an annual "evergreen" provision. The Amended Plan authorizes a fixed number of shares and, as a result, shareholder approval is required to authorize the delivery of any additional shares under the Amended Plan. This gives our shareholders the opportunity to provide direct input on our equity compensation programs.
- *Limitations on Awards*. The Amended Plan limits the number of stock options, SARs and other awards that may be granted to plan participants.
- *No Discounted Stock Options or SARs*. All stock options and SARs granted under the Amended Plan must have an exercise or base price that is not less than the closing price of a share on the date of grant.
- *No Repricing*. Other than in connection with certain corporate transactions or changes to our capital structure, the Amended Plan prohibits the repricing of stock options or SARs without obtaining shareholder approval.
- *Clawback Provision*. The Amended Plan contains a clawback provision that applies to equity-based compensation.
- *Double Trigger Change in Control Provision*. The Amended Plan contains a double-trigger change-in-control provision which requires both a change in control and a qualifying termination for equity to accelerate for our employees. We do not currently provide any single-trigger change in control provisions to our executive officers or employees.

Why Stockholders Should Approve the 2021 Plan Amendment

In determining whether and how many additional shares of common stock to propose to reserve for issuance under the Amended Plan, the Board and the Compensation and Human Capital Management Committee considered the following factors, among others:

- *Remaining Competitive in the Current Market Environment*. The Amended Plan plays an important role in our human capital management strategy, our compensation philosophy and our efforts to further align the interests of plan participants with those of our stockholders. Moreover, we believe that to be competitive in our industry, equity compensation awards are an important tool in attracting, motivating and retaining highly skilled employees and other service providers, upon whose efforts our success is dependent. Our competition for talent in the marketplace includes our publicly-traded peers, but also private companies or startups that often award significant equity to their employees. Retention is particularly important after 2022, which was an unprecedented year due to the emergence from the COVID-19 pandemic. During these volatile and transformative times, retaining and incentivizing our talent is of the utmost importance. In 2022, approximately 82.4% of the total grants under the 2021 Plan were made to non-executive officer employees. Because of how broad-based our plan is, it helps us



retain and motivate a significant amount of our workforce. The Amended Plan will enable us to compete in this varied marketplace for talent, with an emphasis on variable, contingent compensation and long-term equity ownership.

- *Equity Compensation and Incentives Further Align the Interests of Participants with Those of Our Stockholders*. Equity compensation and incentives appropriately further align the interests of award recipients with stockholders by giving them a common interest in our growth and success, and by incentivizing award recipients to focus on growth in stockholder value. In addition, we believe that equity grants with a time-based vesting feature support long-term alignment with shareholder value and promote executive and employee retention because this feature incentivizes our executive officers and employees to remain in our employment during the award's vesting period.

- *Managing our Overhang and Burn Rate*. We recognize that our 2022 burn rate of 8.6% was high. In 2022, we recruited several new senior leadership members, restructured our organization and managed through a time of highly volatile stock prices and macroeconomic uncertainty. These factors required us to grant equity at a higher rate than historic levels and anticipated future levels to attract, retain and motivate the needed talent for Vimeo to execute on our strategy. We expect our 2022 burn rate to materially decrease. We are committed to effectively managing our employee equity compensation programs in light of potential stockholder dilution, and have taken the following actions in 2022 and into 2023:

  - We overhauled our equity program, putting in place a temporary program designed to reduce our burn rate and dilution. Under our prior program, we gave employees the ability to choose among RSU awards having different sizes and vesting periods, and the award sizes attached to longer vesting periods were above our peer group median. Under our new temporary program, we provide employees with an award containing a more traditional vesting schedule and the award sizes are around our peer group median, and we are designing our new permanent program with a goal of managing our burn and dilution rates; and

  - We generally switched from gross settlement to net settlement of RSUs, which means that upon vesting of RSUs we release shares of common stock after withholding a number of shares to cover applicable taxes, which we pay directly to the government in cash, as opposed to gross settlement pursuant to which we released the full number of shares of common stock and a portion of those shares were sold into the stock market to fund the applicable taxes.

- *The Size of Our Request is Reasonable*. The additional 10,000,000 shares of common stock represent 6.4% of the common stock and 4.0% of the voting power of our capital stock, based on total shares outstanding as of April 10, 2023.

Overview of Overhang

We define overhang as the sum of unvested RSUs and restricted shares and outstanding SARs and stock options, divided by our total shares outstanding. As discussed above, our share reserve applies to newly issued awards delivered, as opposed to newly issued awards granted. Therefore, we do not include our share reserve in overhang, as doing so would result in the double-counting of unvested and outstanding newly issued awards.

Our overhang was approximately 21.6% as of December 31, 2022. Of this overhang, 13.0% is attributable to equity awards granted prior to the Spin-off and equity awards related to the conversion of IAC equity awards upon the Spin-off, and the remaining 8.7% is attributable to equity awards granted after the Spin-off. Our overhang as of March 31, 2023 was 20.8%. The following table further breaks down the categories of awards attributable to our 21.6% overhang:

Prior to Spin-off or Upon Spin-off			Since Spin-off		
Award Category	Unvested/ Outstanding as of 12/31/2022 (in millions)	As a % of Capital Stock Outstanding (1)	Award Category	Unvested/ Outstanding as of 12/31/2022 (in millions)	As a % of Capital Stock Outstanding (1)
SARs granted prior to Spin-off	10.4	6.20%	RSUs granted after Spin-off (2)	14.4	8.70%
RSUs granted prior to Spin-off	1.5	0.90%			
IAC equity converted to Vimeo equity upon Spin-off	9.7	5.8%			
Total	21.6	13.0%	Total	14.4	8.70%

(1) There were 157.2 million shares of common stock and 9.4 million shares of Class B common stock outstanding as of December 31, 2022.

(2) Includes 1.0 million RSUs subject to market-based conditions.

The below table shows the weighted-average exercise price of our outstanding stock options and SARs as of December 31, 2022, which is above our closing stock price of $3.43 on December 30, 2022 (the last trading day of fiscal year 2022), meaning that a significant portion of our outstanding stock options and SARs are currently underwater. The weighted-average remaining duration of our outstanding stock options and SARs is 2.9 years and 4.2 years, respectively.

Weighted-Average Exercise Price vs. Stock Price	
Award Type	Weighted-Average Exercise Price
Outstanding Stock Options	$4.39
Outstanding SARs	$6.52
Stock Price as of December 31, 2022	$3.43

Overview of Burn Rate

Our 2022 burn rate of 8.6% was higher than our historic burn rate and is expected to be higher than our anticipated future burn rate. Our three-year average burn rate was 5.5%.

Fiscal Year	Restricted Stock Units Granted (1) (in millions)	Levin Restricted Shares Granted (in millions)	Stock Appreciation Rights Granted (in millions)	Weighted Average Basic Common Shares Outstanding(2) (in millions)	Burn Rate
2022	13.9	0	0	161.5	8.6%
2021	3.4	4.9	0.1	159.9	5.2%
2020	0.1	0	4.0	159.4	2.6%

(1) For 2022, includes 1.0 million RSUs subject to market-based conditions.

(2) Excludes 4.9 million shares of restricted stock pursuant to Mr. Levin's restricted stock agreement, because the number of shares that ultimately vest is subject to the satisfaction of certain conditions.



Summary of the Amended Plan

The Board adopted the 2021 Plan in May 2021 in connection with the Spin-off. The Board adopted the Amendment on April 4, 2023, subject to stockholder approval. A broad-based plan is important for Vimeo because we compete not only with other public companies, but also with earlier stage companies, companies funded by private equity and venture capital and other professional firms—where employees of varying levels are commonly offered equity incentives.

The following is a summary of the principal features of the Amended Plan. This summary is qualified in its entirety by reference to the full text of the Amended Plan, which is attached as Annex A to this proxy statement.

Overview. The purpose of the Amended Plan is to give Vimeo a competitive advantage in attracting, retaining and motivating officers and employees and to provide them with incentives that are directly linked to the future growth and profitability of Vimeo and its businesses. The 2021 Plan replaced the Vimeo, LLC 2012 Incentive Plan, the Vimeo, Inc. 2017 Incentive Plan and the Vimeo, Inc. 2019 Incentive Plan (including an Israeli Appendix), which we collectively refer to as the "Prior Plans." The Prior Plans were automatically terminated and replaced and superseded by the 2021 Plan upon the completion of the Spin-off. Any and all awards granted under the Prior Plans, which we refer to as the "Prior Plan Awards," remain in effect on their pre-Spin-off terms pursuant to the Amended Plan, subject to adjustment in connection with the Spin-off and the Vimeo merger. The Amended Plan also covers any awards relating to IAC common stock that were converted into awards relating to Vimeo common stock in connection with the Spin-off. For purposes of this summary, we refer to these awards as "Adjusted Awards."

Administration. The Amended Plan is administered by the Compensation and Human Capital Management Committee of the Board of Directors (or such other committee as the Board of Directors may from time to time designate), which we refer to as the "Committee" for purposes of this description. Among other things, the Committee has the authority to select individuals to whom awards may be granted, determine the types of awards (as well as the number of shares of Vimeo common stock to be covered by each such award) granted and determine and modify the terms and conditions of any such awards. The Committee may also delegate to one or more of the Company's executive officers the authority to make grants of awards of equity-based compensation to eligible individuals (other than directors or executive officers) and has done so.

Eligibility. In addition to any individuals who hold Prior Plan Awards and/or Adjusted Awards (each as defined in the 2021 Plan) at any time, current or prospective officers, employees, directors and consultants of Vimeo and its subsidiaries and affiliates will be eligible to be granted awards under the Amended Plan. As of April 10, 2023, we estimate that approximately 1,120 employees, nine directors and one consultant would be eligible to participate in the Amended Plan.

Shares Subject to the Amended Plan. If the Amendment is approved by our stockholders, the aggregate number of shares of Vimeo common stock that may be delivered to satisfy newly issued awards under the Amended Plan cannot exceed 20,000,000 shares (which represents the shares under the 2021 Plan as originally adopted, plus the 10,000,000 additional shares proposed by the Amendment), plus the number of shares delivered to satisfy Prior Plan Awards and Adjusted Awards. No individual award holder may be granted, in each case, during any calendar year: (i) RSUs, restricted stock and other share-based awards covering in excess of 2,000,000 shares; or (ii) stock options and SARs covering in excess of 3,000,000 shares. The maximum number of shares that may be granted pursuant to incentive stock options is 10,000,000. The foregoing share limits are subject to adjustment in certain circumstances by the Committee to prevent dilution or enlargement.

Shares of Vimeo common stock subject to grant under the Amended Plan will be made available from authorized but unissued shares or from treasury shares, as determined from time to time by the Board of Directors. Other than with respect to Prior Plan Awards and Adjusted Awards, to the extent that any award is forfeited or any stock option or SAR terminates, expires or lapses without being exercised or any award is settled for cash, the shares underlying such awards will again be available for awards under the Amended Plan. If the exercise price of any stock option and/or the tax withholding obligations relating to any award are satisfied by delivering shares (by either actual delivery or by attestation), only the number of shares issued net of the shares delivered or attested to will be deemed delivered for purposes of the limits in the Amended Plan, other than with respect to Prior Plan Awards and Adjusted Awards. To the extent any shares subject to an award are withheld to satisfy the exercise price (in the case of a stock option) and/or the tax withholding obligations relating to such award, such shares will not be deemed to have been delivered for purposes of the limits set forth in the Amended Plan, other than with respect to Prior Plan Awards and Adjusted Awards. The closing price of our common stock as reported on Nasdaq on April 10, 2023 was $3.61 per share.

Stock Options and SARs. The Amended Plan provides for the award of stock options and SARs. Stock options can either be incentive stock options ("ISOs") or non-qualified stock options and SARs can be granted either alone or in tandem with stock options. The exercise price of stock options and SARs cannot be less than 100% of the Fair Market Value (defined below) of Vimeo common stock on the grant date. The Amended Plan defines Fair Market Value as the closing price of Vimeo common stock on the grant date, unless otherwise determined by the Committee. Holders of stock options may pay the exercise price: (i) in cash, (ii) if approved by the Committee, in shares of Vimeo common stock (valued at Fair Market Value), (iii) if approved by the Committee, with a combination of cash and shares of Vimeo common stock, (iv) if approved by the Committee, by way of a cashless exercise through a broker approved by Vimeo or (v) if approved by the Committee, by withholding shares of Vimeo common stock that are otherwise receivable on exercise. The Committee will determine the term of stock options and SARs, which term may not exceed ten years from the grant date. The Committee will also determine the vesting and exercise schedules for stock options and SARs, which the Committee may waive or accelerate at any time, and the extent to which any awards will be exercisable after a termination of employment. Generally, unvested stock options and SARs will terminate upon a termination of employment and vested stock options and SARs will remain exercisable for one (1) year after death, disability or retirement and for ninety (90) days after a termination of employment for any other reason. Vested stock options and SARs will also terminate upon a termination of employment for cause. Stock options and SARs will be transferable only by will or the laws of descent and distribution or, in the case of non-qualified stock options or SARs, pursuant to a qualified domestic relations order or as otherwise expressly permitted by the Committee (including, if so permitted, pursuant to a transfer to family members or a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise).

Restricted Stock. The Amended Plan provides for the award of shares of Vimeo common stock that are subject to forfeiture and restrictions on transferability as set forth in the Amended Plan and as may be otherwise determined by the Committee ("Restricted



Stock"). Except for these restrictions and any others imposed by the Committee, upon the grant of an award of Restricted Stock, holders will have rights of a holder of Vimeo common stock with respect to the shares of Restricted Stock, including the right to vote such shares and to receive all dividends and other distributions paid or made with respect to such shares, on such terms as will be approved by the Committee and set forth in the applicable award agreement. Unless otherwise determined by the Committee and/or otherwise provided in an individual award agreement: (i) cash dividends on shares of Restricted Stock shall be automatically reinvested in additional shares of Restricted Stock and (ii) dividends payable in shares of Vimeo common stock shall be paid in the form of additional shares of Restricted Stock, which in both cases, shall vest in accordance with the vesting schedule of the initial award. Grants of Restricted Stock awards under the Amended Plan may or may not be subject to performance conditions. Shares of Restricted Stock may not be sold, transferred, pledged, exchanged or otherwise encumbered prior to vesting.

RSUs. The Amended Plan provides for the award of RSUs denominated in shares of Vimeo common stock that will be settled, subject to the terms and conditions of the RSUs, in cash, shares of Vimeo common stock or a combination thereof, based upon the Fair Market Value of the number of shares of common stock vesting. RSUs are not shares of common stock and as a result, holders of RSUs do not have rights of a holder of Vimeo common stock. RSU award agreements will specify whether, to what extent and on what terms and conditions the shares of common stock underlying such awards will be credited for dividends (if at all). RSUs granted under the Amended Plan may or may not be subject to performance conditions. RSUs may not be sold, transferred, pledged, exchanged or otherwise encumbered prior to vesting.

Other Stock-Based Awards. The Amended Plan also provides for the award of other awards denominated in shares of Vimeo common stock and awards that are valued in whole or in part by reference to (or are otherwise based on) shares of Vimeo common stock (including unrestricted stock, dividend equivalents and convertible debentures).

Cash-Based Awards. Lastly, the Amended Plan provides for cash-based awards that may be settled in cash, shares of Vimeo common stock or a combination thereof.

Performance Goals. The Amended Plan provides that performance goals may be established by the Committee in connection with the grant of any award under the Amended Plan.

Clawback Provisions. If a participant in the Amended Plan incurs a termination of employment for "Cause" (as defined below), a participant resigns in anticipation of being terminated by Vimeo for Cause or following any termination of a participant's employment with Vimeo for any reason, Vimeo becomes aware that during the two years prior to such termination of employment there was an event or circumstance that would have been grounds for termination of employment for Cause, and the basis of any such termination (x) causes, caused or is reasonable likely to cause significant business or reputational harm to Vimeo or (y) involves or involved fraudulent misconduct that relates to or harms Vimeo (the circumstances of either (x) or (y), the "Underlying Event"), then all Options and SARs, whether or not vested, and all other unvested awards under the Amended Plan that are held by such participant will be forfeited by the participant and if any portion of the participant's awards were exercised and/or settled after the Underlying Event, Vimeo will be entitled to recover from the participant at any time within two (2) years after such exercise or settlement, and the participant will be required to pay over to Vimeo, any amounts realized as a result of the exercise or settlement. "Cause" means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable participant is a party, or (ii) if there is no such individual agreement or if it does not define Cause: (A) the willful or gross neglect by a participant of his employment duties; (B) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense by a participant; (C) a material breach by a participant of a fiduciary duty owed to the Company or any of its subsidiaries; (D) a material breach by a participant of any nondisclosure, non-solicitation or non-competition obligation owed to the Company or any of its affiliates; (E) a material violation of any of the Company's "Core Policies," including its insider trading and harassment policies; or (F) before a change in control, such other events as shall be determined by the Committee and set forth in a participant's award agreement. Notwithstanding these general rules, following a change in control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

Change in Control. Unless otherwise provided by the administrator in the applicable award agreement, in the event that, upon a termination of employment (other than for cause or disability) or resignation for good reason during the two (2) year period following a "Change in Control" (as such term is defined in the Amended Plan):

- all unvested stock options and SARs outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will become fully vested and exercisable and will remain exercisable for the greater of: (i) the period that they would have remained exercisable absent the change in control provision and (ii) the lesser of the original term or one (1) year following such termination or resignation;
- all restrictions applicable to all Restricted Stock awards outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will lapse and such Restricted Stock awards will become fully vested and transferable; and
- all RSUs outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will become fully vested and such RSUs will be settled in cash or shares of Vimeo common stock as promptly as practicable.

Amendment, Discontinuance and Term. The Amended Plan may be amended, altered or discontinued by the Board of Directors at any time, but no amendment, alteration or discontinuance may impair the rights of award holders without their consent. Amendments to the Amended Plan will require stockholder approval to the extent such approval is required by applicable law or the listing standards of the applicable exchange. The Amended Plan will terminate on the ten-year anniversary of May 25, 2021.

U.S. Federal Income Tax Consequences. The following is a summary of certain U.S. federal income tax consequences of awards made under the Amended Plan based upon the laws in effect as of the date of this proxy statement. The discussion is general in nature and does not take into account a number of considerations that may apply in light of individual circumstances under the Amended Plan. Income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws. In addition, employees outside of the U.S. will generally be exclusively subject to the tax laws of their countries.

Non-Qualified Stock Options. A holder of non-qualified stock options will not recognize taxable income when the award is granted and Vimeo will not be entitled to a tax deduction at such time. Such holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) upon the exercise of



non-qualified stock options equal to the excess of the Fair Market Value of the shares of Vimeo common stock purchased over the exercise price and Vimeo will generally will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), apply.

ISOs. A holder of ISOs will not recognize taxable income when the award is granted. Such holder will not recognize taxable income (except for purposes of the alternative minimum tax) upon the exercise of an ISO. If such holder does not sell or otherwise dispose of the shares of Vimeo common stock acquired upon the exercise of an ISO within two (2) years from the date the ISO was granted or within one (1) year from the date the holder acquired such shares, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss and Vimeo will not be entitled to any deduction. If, however, such shares are disposed of within such two (2) or one (1) year periods, then in the year of such disposition the holder will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the Fair Market Value of such shares on the date of exercise over the exercise price and Vimeo generally will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply. The excess of the amount realized through the disposition date over the Fair Market Value of the shares of Vimeo common stock acquired on the exercise date will be treated as capital gain.

SARs. A holder of SARs will not recognize taxable income when the award is granted and Vimeo will not be entitled to a tax deduction at such time. Upon the exercise of a SAR, such holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) equal to the Fair Market Value of any shares of Vimeo common stock delivered (and the amount of cash paid by Vimeo (if any)) and Vimeo will generally be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Restricted Stock. A holder of a Restricted Stock award will not recognize taxable income when the award is granted and Vimeo will not be entitled to a tax deduction at such time, unless such holder makes an election under Section 83(b) of the Code to be taxed at grant. If such an election is made, the holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) at the time of grant equal to the Fair Market Value of the shares of Restricted Stock at such time. If such an election is not made, the holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) at vesting in an amount equal to the Fair Market Value of the shares of Restricted Stock at such time. Vimeo will be entitled to a corresponding deduction at the time ordinary income is recognized by the holder, except to the extent the deduction limits of Section 162(m) of the Code apply. In addition, dividends credited prior to the vesting of shares of Restricted Stock for which the above-described election has not been made will be compensation taxable as ordinary income (and subject to income tax withholding in the case of employees), rather than as dividend income, and Vimeo will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

RSUs. A holder of RSUs will not recognize taxable income when the award is granted and Vimeo will not be entitled to a tax deduction at such time, unless such holder makes an election under Section 83(b) of the Code to be taxed at grant. Such holder will recognize compensation taxable as ordinary income (and subject to income tax withholding in the case of employees) at vesting in an amount equal to the Fair Market Value of any shares of

Vimeo common stock delivered (and the amount of cash paid by Vimeo (if any)) and Vimeo will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Section 162(m). Under Section 162(m) of the Code, compensation (including compensation under the Amended Plan) in any calendar year in excess of $1 million for any individual who served as a named executive officer in 2022 or thereafter will not be deductible.

The foregoing general tax discussion is intended for the information of Vimeo stockholders and not as tax guidance for holders of awards under the Amended Plan. Holders of awards under the Amended Plan are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the Amended Plan.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of shares of our common stock under the Amended Plan, as amended by the Amendment, with the SEC, as soon as practicable after approval of the Amendment by our stockholders.

New Plan Benefits

Because the granting of awards under the Amended Plan, is discretionary, subject to the limits described under "Shares Subject to the Amended Plan" above and other terms of the Amended Plan, we cannot now determine the number or type of awards to be granted in the future to any particular person or group. For further information on awards to non-employee directors, see the section "Director Compensation".

The following table sets forth the awards that were granted to our named executive officers, our executive officers as a group, our non-executive directors as a group, and our non-executive officer employees as a group under the 2021 Plan during the fiscal year ended December 31, 2022. Awards to executive officers and non-executive directors represented 17.6% of total shares granted in 2022.

Name and Position	Number of Stock Options	Number of RSUs
Anjali Sud	—	991,125
Gillian Munson	—	827,802
Mark Kornfilt	—	164,528
Michael A. Cheah	—	247,253
Narayan Menon(1)	—	—
All executive officers as a group	—	2,230,708
All non-executive directors as a group	—	218,745
All non-executive officer employees as a group	—	11,427,780

(1) Mr. Menon resigned effective April 4, 2022.



Vote Required

Amendment of the 2021 Plan requires the affirmative vote of the holders of a majority of the voting power of the shares of Vimeo capital stock present at the Annual Meeting in person or represented by proxy and voting together.

Executive Officers Who are not Directors

The following table identifies certain information about our executive officers who are not directors as of April 10, 2023. For background information about our Chief Executive Officer, Anjali Sud, see the information set forth above under "Directors." Our executive officers are appointed by, and serve at the discretion of, the Board. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Eric Cox	52	Chief Operating Officer
Gillian Munson	52	Chief Financial Officer

Eric Cox has served as our Chief Operating Officer since March 2023. Prior to that, Mr. Cox served as our Chief Revenue Officer from December 2021 to March 2023. Mr. Cox previously held various leadership positions across Adobe, Inc., a software company, most recently leading Go-to-Market, Product Marketing, and Sales for Adobe's Digital Media B2B business. Earlier in his career, Mr. Cox held various leadership positions at Visio Software, Microsoft Corporation, a software and technology company, and Hablador, a content management solution start-up in Seattle Washington.

Gillian Munson has served as our Chief Financial Officer since April 2022. Prior to joining Vimeo, Ms. Munson served as the Chief Financial Officer of Iora Health, Inc., a healthcare company, from January 2021 to March 2022, and as a Venture Partner at Union Square Ventures from 2019 to 2022. From 2013 to 2019, she served as Chief Financial Officer of XO Group Inc., the parent company of The Knot Inc., a media and technology company. Ms. Munson's previous positions include Managing Director at Allen & Company LLC, Vice President, Business Development at Symbol Technologies, LLC, and both Executive Director and Senior Equity Analyst at Morgan Stanley. Ms. Munson has served on the board of directors of Duolingo, Inc., a publicly-traded language learning company, since September 2019, and on the board of directors of Phreesia, Inc., a publicly-traded software company, since May 2019. She previously served on the board of directors of Monster Worldwide, Inc. from 2015 to 2016. Ms. Munson holds a B.A. in Political Science and Economics from the Colorado College in Colorado Springs.



Compensation Committee Interlocks and Insider Participation

The Compensation and Human Capital Management Committee consists of Mo Koyfman (chair), Jay Herratti and Nabil Mallick. None of these individuals served as one of our officers or employees in 2022 or in any prior year. None of our executive officers currently serves, or served in 2022, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board.

Executive Compensation

Compensation Discussion and Analysis

Introduction

The executive officers whose compensation is discussed in this compensation discussion and analysis (the "CD&A"), and who are referred to as our named executive officers in this CD&A (the "NEOs"), are:

- Anjali Sud, Chief Executive Officer
- Gillian Munson, Chief Financial Officer
- Mark Kornfilt, former President (through March 31, 2023)
- Michael A. Cheah, former General Counsel & Secretary (through January 31, 2023)
- Narayan Menon, former Chief Financial Officer (through April 4, 2022)

These executives served in these roles at Vimeo OpCo prior to the Spin-off and served in these roles at Vimeo following the Spin-off through 2022, with the exception of Ms. Munson and Mr. Menon. Effective April 4, 2022, Mr. Menon resigned as Vimeo's Chief Financial Officer, and Ms. Munson was appointed to succeed Mr. Menon. Mr. Kornfilt served as interim Chief Executive Officer from April 2022 to June 2022 while Ms. Sud was on maternity leave.

Philosophy and Objectives

Our executive compensation program is designed to increase long-term stockholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable us to meet our growth objectives.

Although we are a publicly traded company, we work to foster an entrepreneurial culture, and, within that culture, attract senior executives with entrepreneurial backgrounds, attitudes and aspirations. Accordingly, when working to recruit and retain executive officers, as well as other executives who may become executive officers at a later time, we compete not only with other public companies, but also with earlier stage companies, companies funded by private equity and venture capital and other professional firms. We structure our executive compensation program so that we can compete in this varied marketplace for talent, with an emphasis on variable, contingent compensation and long-term equity ownership. Vimeo has a unique position as an innovative, start-to-finish video platform working to change the way the world interacts with video. Vimeo, even as a public company, has many start-up-like tendencies. Because of this unique position, we aim to take a flexible approach to executive compensation.

When establishing compensation packages for a given executive, we follow a flexible approach and make decisions based on a number of factors particular to a given executive's situation, including our firsthand experience with the competition for recruiting and retaining executives, negotiation and discussion with the relevant individual, competitive survey data, internal equity considerations and other factors we deem relevant at the time.

In line with our flexible mindset, we refrain from using an arithmetic method for determining compensation levels and evaluating performance. Such methods frequently overlook the various factors influencing success at both the individual and the business level. Our objectives may change in priority as the competitive and strategic landscapes evolve, even within a single compensation cycle. Consequently, rigid formulaic approaches often lead to over- or under-compensation. Hence, we have historically steered clear of strict formulas, opting instead for a predominantly discretionary approach to compensation practices.

Roles and Responsibilities

The Compensation and Human Capital Management Committee of our Board of Directors (for purposes of this CD&A, the "Committee") has the primary responsibility for establishing the compensation of our executive officers.



Executive Compensation

For each of our NEOs, all compensation decisions referred to throughout this CD&A have been made by the Committee, based (in part) on recommendations from our Chief Executive Officer (other than with respect to her own compensation) and in consultation with the Chairman of our Board of Directors. The Committee consists of Mr. Koyfman (Chair) and Messrs. Herratti and Mallick.

Our executive officers participate in structuring Company-wide compensation programs and in establishing bonus and equity pools for our employee population, excluding themselves. In late 2022 and early 2023, Ms. Sud met with the Committee and discussed her views of corporate and individual executive officer performance for 2022 for Messrs. Kornfilt and Cheah and Ms. Munson, and her recommendations for annual bonuses for these executive officers. She also discussed her own performance with the Committee. Mr. Cheah also met with the Committee and Compensation Advisory Partners LLC ("CAP") to separately discuss Ms. Sud's performance, and Messrs. Koyfman and Cheah recommended a bonus for her to the Committee. Following these discussions, the Committee met in an executive session to review and discuss these recommendations and a review of the factors described below under "Annual Cash Bonuses". After consideration of these recommendations, the Committee ultimately determined the annual bonus for each NEO.

In establishing a given executive officer's compensation package, each individual component was evaluated independently and in relation to the package as a whole. Prior earning histories and outstanding long-term compensation arrangements were also reviewed and taken into account. However, the Committee does not believe in any formulaic relationship or targeted allocation between these elements. Instead, each individual executive officer's situation is evaluated on a case-by-case basis each year, considering a variety of relevant factors at the time.

As discussed further under the section of this proxy statement titled "Proposal 2—Advisory Vote on the Frequency of Holding Future Stockholder Advisory Votes on the Compensation of our Named Executive Officers," our Board of Directors recommends holding a say on pay vote on an annual basis beginning in 2024. The Committee will continue to consider the outcome of say on pay votes when making future compensation decisions for our executive officers.

For the 2022 year, the Committee engaged CAP to assist it with compensation matters, including executive and non-employee director compensation assessment, equity compensation strategy, and compensation risk assessment. CAP reports directly to the Committee, and the Committee may replace CAP or engage additional consultants at any time. Generally, one or more representatives from CAP attend Committee meetings and communicate with the Chair of the Committee, as well as other Committee members, between meetings from time to time. CAP has no other business relationship with Vimeo and receives no payments from Vimeo other than fees for services to the Committee. The Committee has assessed the independence of CAP taking into account, among other things, the factors set forth under Rule 10C-1 of the Exchange Act and the listing standards of Nasdaq, and has concluded that no conflict of interest has arisen with respect to the work that CAP performs for the Committee.

Compensation Elements

Our compensation packages for our executive officers primarily consist of salary, annual bonuses, equity awards and, in certain limited instances, perquisites and other benefits. Prior to making specific decisions related to any particular element of compensation, the Committee typically reviews the total direct compensation of each executive, evaluating the executive's total near-term and long-term compensation in aggregate. The Committee then determines which element or combination of elements (salary, annual bonus and/or equity awards) can be used most effectively to further our compensation objectives. However, all such decisions are subjective and are made on a facts and circumstances basis without any prescribed relationship between the various elements of the total compensation package.

Base Salaries

We provide each named executive officer with a base salary, reflective of the competitive marketplace, for the services that the named executive officer performs for us. Base salary serves as the primary form of fixed compensation for our named executive officers. Base salaries are reviewed annually and may be increased based on the individual performance of the named executive officer, company performance, the executive's position

 

within our business, the scope of his or her responsibilities, and market practices. Annual base salaries for 2022 for Msses. Sud and Munson and Messrs. Kornfilt, Cheah and Menon were $600,000, $400,000, $450,000, $325,000 and $350,000, respectively. None of our NEOs' base salaries were increased from 2021 to 2022.

Annual Cash Bonuses

Annual cash bonuses for our named executive officers are discretionary and are determined by the Committee. The determination of bonus amounts is based on a non-formulaic assessment of factors that vary from year to year, none of which have a pre-established weighting. In determining individual annual bonus amounts, a variety of factors regarding Vimeo's overall performance are considered, such as Adjusted EBITDA, growth in profitability or achievement of strategic objectives, an individual executive's performance and contribution to Vimeo, and bonus targets previously established between Vimeo and the executive. Executive officer bonuses tend to be highly variable from year-to-year depending on the performance of the Company and, in certain circumstances, individual executive officer performance. The Committee believes a discretionary bonus is appropriate for Vimeo at this stage of its growth as it provides the Committee the opportunity to take into account all factors, both positive and negative, that impact the company.

For 2022 bonuses, the Committee considered a variety of factors, including, among others, the Company's level of Adjusted EBITDA attained for 2022, including the fact that the Company had two consecutive quarters of positive Adjusted EBITDA in the second half of 2022, year-over-year revenue growth of 11%, a 59% increase year-over-year in bookings in our flagship Vimeo Enterprise business, the general operation of the Company, macroeconomic conditions, relative contributions made by and roles and responsibilities of each executive officer during the year, the relative size of the bonus amounts paid to other members of leadership at Vimeo and the recommendations of the Chairman of the Board and Chief Executive Officer (other than for Ms. Sud's own bonus). Adjusted EBITDA is calculated as described in Annex B.

The table below details 2022 bonus targets, actual bonuses, and considerations of the Committee in determining actual bonuses for Msses. Sud and Munson and Messrs. Kornfilt, Cheah and Menon. NEO bonuses for 2022 are reported in the 2022 Summary Compensation Table below. 2022 target bonuses for our NEOs did not change from 2021.

Name and Title	2022 Target Bonus (as a percentage of base salary)	2022 Actual Bonus (as a percentage of target bonus)	Considerations of the Committee
Anjali Sud Chief Executive Officer	100%	50%	• Ms. Sud's leadership position, including her role as Chief Executive Officer; • Ms. Sud's offer to take a 0% bonus for the year in recognition of her leadership position at the Company during a difficult year; with the knowledge of this offer, however, the Committee determined that a 50% bonus would be more appropriate; and • the Company's 2022 financial results, including Adjusted EBITDA, revenue growth and bookings
Gillian Munson (1) Chief Financial Officer (beginning April 4, 2022)	80%	75%	• Ms. Munson's role as Chief Financial Officer, including her management of our finance and investor relations functions; • Ms. Munson's overall leadership; • Ms. Munson's assumption of additional responsibilities through the Chief Financial Officer transition; and • the Company's 2022 financial results, including Adjusted EBITDA, revenue growth and bookings
Mark Kornfilt Former President (until March 31, 2023)	100%	50%	• Mr. Kornfilt's leadership positions, including Mr. Kornfilt's roles as both President and as Interim Chief Executive Officer during 2022; • Mr. Kornfilt's offer to take a 0% bonus for the year in recognition of his leadership position at the Company during a difficult year; with the knowledge of this offer, however, the Committee determined that a 50% bonus would be more appropriate; and • the Company's 2022 financial results, including Adjusted EBITDA, revenue growth and bookings



Name and Title	2022 Target Bonus (as a percentage of base salary)	2022 Actual Bonus (as a percentage of target bonus)	Considerations of the Committee
Michael A. Cheah Former General Counsel & Secretary (until January 31, 2023)	60%	75%	• Mr. Cheah's role as General Counsel & Secretary, including his management of our legal, compliance, privacy, safety, and government affairs functions; • Mr. Cheah's overall leadership; and • the Company's 2022 financial results, including Adjusted EBITDA, revenue growth and bookings
Narayan Menon (1) Former Chief Financial Officer (until April 4, 2022)	65%	100%	• Mr. Menon's transition assistance with respect to the role of Chief Financial Officer and other senior level services provided to the Company

1. 2022 bonuses for Ms. Munson and Mr. Menon were prorated to reflect respective time served as the Company's Chief Financial Officer. Mr. Menon's bonus was paid in June 2022.

Long Term Incentives

Due to our entrepreneurial philosophy, we believe that providing a meaningful equity stake in our business is essential to create compensation opportunities that can compete, on a risk-adjusted basis, with the wide range of entrepreneurial employment alternatives in the competitive market. In addition, we believe that ownership shapes behavior and, that by providing compensation in the form of equity awards, we align executive officer incentives with stockholder interests in a manner that drives superior performance over time.

Although we do not have a formal policy with respect to the grant of equity incentive awards to our named executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture, and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting schedule promote executive retention by incentivizing our executive officers to remain in our employment during the relevant vesting period. Further, we believe that awards with time-based vesting are frequently used by newly public companies.

In determining the size of equity awards for an executive officer for any given period, the Committee reviews and evaluates on an individual-by-individual basis the amount of outstanding unvested and/or unexercised equity awards, as well as previously earned or exercised equity awards. In setting award levels, the predominant factors considered by the Committee are providing the executive officer with effective retention incentives, an appropriate reward for past performance, incentives for strong future performance, and competitive conditions. The annual corporate performance factors relevant to determining individual bonus amounts, while considered, are generally less relevant in determining the type and level of equity awards, as equity awards tend to be more forward-looking, and are a longer-term retention and reward instrument relative to annual bonuses. Since completion of the Spin-off, the primary long term incentives for our NEOs have been restricted stock unit ("RSU") awards.

In March 2022, as part of the Company's annual year-end compensation review, the Committee granted 164,528 RSUs to Mr. Kornfilt, 247,253 RSUs to Mr. Cheah and 991,125 RSUs to Ms. Sud. The RSU award granted to Mr. Kornfilt vested fully on the first anniversary of the grant date. The RSU award granted to Mr. Cheah would have vested fully on the third anniversary of the grant date, however, the award is expected to be forfeited upon Mr. Cheah's anticipated departure from his current position as Special Counsel at the Company. In order to further tie the compensation that Ms. Sud receives to our stockholders' experience, the RSU award granted to Ms. Sud is subject to achievement of stock performance- and time-based conditions. The stock performance-based condition will be deemed satisfied with respect to tranches of RSUs upon the Company's common stock reaching certain price targets, calculated on a 20-day volume weighted average price basis during the prescribed measurement period (any such RSUs that satisfy the price targets, the "Available RSUs"). The time-based condition will be deemed satisfied with respect to the Available RSUs if Ms. Sud remains continuously employed by the Company (i) through March 25, 2024, at which time two-thirds of the Available RSUs will vest, and (ii) through March 25, 2025, at which time the remaining Available RSUs will vest. In April 2022, in connection with her appointment as Chief Financial Officer, Ms. Munson was granted 827,802 RSUs, which vest in three equal installments on the anniversary of the grant date (April 4, 2023, April 4, 2024 and April 4, 2025).

Our practice has been to schedule Committee meetings at which equity awards are to be granted to NEOs well in advance of (and without regard to) the timing of the release of earnings or other material information.

Mr. Menon holds SAR awards, granted to him in 2020, which originally vested in four equal annual installments on the anniversary of the commencement of Mr. Menon's employment with Vimeo OpCo (January 6, 2020) and expire on the tenth anniversary of the February 24, 2020 grant date. The transition agreement between Vimeo and Mr. Menon modified the vesting conditions for the third tranche of his SAR award, pursuant to which 342,326 SARs vested on September 6, 2022 and the remaining unvested SARs were forfeited. We and the Committee determined to accelerate the vesting of the 342,326 SARs in consideration of Mr. Menon's assistance with the transition to a new Chief Financial Officer and his continued support after his departure as Chief Financial Officer in a consultancy role to the Company. In connection with the departures of Messrs. Kornfilt and Cheah from their roles as President and General Counsel & Secretary of the Company, respectively, and in consideration for their transition services provided to the Company, the Company modified the vesting conditions for their March 2021 RSU awards, pursuant to which the awards became fully vested as of March 31, 2023 and March 1, 2023, respectively. In addition, in connection with the departure of Mr. Cheah, the Company agreed to modify the vesting conditions for the final tranche of his July 17, 2019 SAR award, pursuant to which 63,394 SARs will vest on his separation date.

Change in Control and Severance Benefits

Each of our NEOs, other than Mr. Cheah, is, or was prior to their termination of employment with us, entitled to severance payments and benefits under his or her employment agreement upon a termination of employment in certain circumstances. In addition, our 2021 Stock and Annual Incentive Plan provides for "double-trigger" protection with respect to equity awards granted under this plan. These agreements and benefits assist us in attracting and retaining our executive officers, including in the event of a potential change in control. For a description of these agreements and benefits, please see "Estimated Potential Payments Upon a Termination or Change in Control."

Employee Benefits and Perquisites

For the year ended December 31, 2022, Vimeo employees, including our NEOs, were eligible to participate in the Vimeo Retirement Savings Plan (the "Vimeo Plan") in the United States, which is a tax-qualified plan under Section 401(k) of the Internal Revenue Code. Under the Vimeo Plan, participating employees may contribute up to 50% of their pre-tax earnings, subject to IRS limits. The employer match under the Vimeo Plan is 100% of the first 10% of a participant's eligible earnings, capped at $10,000 annually. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the Vimeo Plan.

We currently provide a range of broad-based benefit plans, including comprehensive health, dental, vision and retirement benefits. In the U.S., we also offer a $1,000 bonus to new biological parents upon birth of a child, which Ms. Sud received in 2022.

In 2022, we agreed to cover tax registration fees for Mr. Kornfilt in an amount up to $20,000, in connection with Mr. Kornfilt's move to Switzerland where Vimeo does not maintain a permanent office.

Hedging Policy

Our Board has adopted an insider trading policy, which prohibits our directors, officers, employees and other covered persons from hedging or similar transactions designed to decrease the risks associated with holding our common stock.

Compensation Risk Assessment

The Committee regularly reviews our compensation policies and practices, including the risks created by our compensation plans, and has concluded that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Tax and Accounting Considerations

The Committee believes that its primary responsibility is to maintain an executive compensation program that attracts, retains, motivates and rewards our executives. Accordingly, the Committee has paid, and may continue to pay, in its discretion, compensation that is not fully deductible or is limited as to tax deductibility.



Compensation and Human Capital Management Committee Report

The Compensation and Human Capital Management Committee has reviewed the Compensation Discussion and Analysis and discussed it with Vimeo management. In reliance on its review and the discussions referred to above, the Compensation and Human Capital Management Committee has recommended to Vimeo's Board that the Compensation Discussion and Analysis be included in Vimeo's 2022 Annual Report on Form 10-K and this proxy statement.

Members of the Compensation and Human Capital Management Committee

Mo Koyfman (Chair)
Jay Herratti
Nabil Mallick

Summary Compensation Table

The following table sets forth information concerning the compensation paid to each of Vimeo's named executive officers for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020.

Name and Principal Positions	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)(3)	Total ($)
Anjali Sud Chief Executive Officer	2022	$600,000	$300,000	$ 7,184,861	$ —	$11,000	$ 8,095,861
	2021	$600,000	$600,000	$15,315,219	$2,318,908(4)	$10,000	$18,844,127
	2020	$400,000	$750,000	$ —	$ 49,726(5)	$10,000	$ 1,209,726
Gillian Munson Chief Financial Officer (7)	2022	$300,000(8)	$178,850	$10,587,588	$ —	$10,000	$11,076,438
Mark Kornfilt Former President and interim Chief Executive Officer (April 2022 to June 2022)	2022	$450,000	$225,000	$ 3,189,619	$ —	$30,000	$ 3,894,619
	2021	$450,000	$450,000	$12,252,210	$ 895,234(4)	$10,000	$14,057,444
	2020	$350,000	$500,000	$ —	$ —	$10,000	$ 860,000
Michael A. Cheah Former General Counsel & Secretary	2022	$325,000	$146,250	$ 3,409,539	$ 566,871(6)	$10,000	$ 4,457,660
Narayan Menon Former Chief Financial Officer (8)	2022	$350,000	$ 93,493	$ —	$3,360,627(9)	$10,000	$ 3,814,120
	2021	$350,000	$227,500	$ —	$1,783,016(4)	$10,000	$ 2,370,516
	2020	$350,000	$725,000	$ —	$3,425,400(7)	$10,000	$ 4,510,400

1. For each named executive officer, the amounts in the table above reflect annual cash bonuses, except that for Mr. Menon in 2020, the amount in the table above reflects an annual cash bonus in the amount of $350,000 and a one-time signing bonus intended to cover costs related to the relocation of Mr. Menon and his family to the New York City metropolitan area in the amount of $375,000. 2020 bonuses were paid in 2021, 2021 bonuses were paid in 2022 and 2022 bonuses were paid in 2023. Ms. Munson's 2022 bonus was prorated to reflect her April 2022 start date and Mr. Menon's 2022 bonus was prorated to reflect his April 2022 departure.

2. Reflects the grant date fair value of RSU awards granted to (i) Ms. Munson ($10,587,588), Mr. Kornfilt ($1,977,627), and Mr. Cheah ($3,056,047) during 2022 denominated in the equity of Vimeo ("Vimeo RSUs") and (ii) Ms. Sud ($14,999,266) and Mr. Kornfilt ($11,999,413) during 2021 denominated in the equity of Vimeo OpCo ("Vimeo OpCo RSUs"). The grant date fair value of each Vimeo RSU was determined by multiplying the number of underlying shares of the Vimeo RSU by the closing stock price of Vimeo common stock on the date of grant. The grant date fair value of each Vimeo OpCo RSU award was determined by reference to the pre-money valuation of Vimeo OpCo's January 2021 primary equity raise (described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023), which was the most recently completed equity transaction prior to the grant-date between Vimeo OpCo and unrelated third parties. For information about the weighted-average grant date fair value of RSUs, see Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023. The Vimeo OpCo RSUs were converted into Vimeo RSUs with respect to Vimeo common stock in the Spin-off and associated merger of Vimeo entities. Such amounts for 2021 also reflect non-cash modification charges for Ms. Sud ($315,953) and Mr. Kornfilt ($252,797) related to adjustments to their Vimeo OpCo RSU awards made in connection with the Spin-off and Vimeo merger. Such amounts for 2022 also reflect non-cash modification charges for Mr. Kornfilt ($1,211,992) and Mr. Cheah ($353,492) related to adjustments to their March 2021 RSU awards made in connection with their respective departures. With respect to Ms. Sud in 2022, reflects the grant date fair value of RSU awards granted to Ms. Sud ($7,184,861) during 2022 for which vesting is subject to the achievement of both stock performance and time-based vesting conditions ("Available RSUs"). The grant date fair value of each Available RSU was determined by reference to Vimeo's closing stock price on the date of grant and by using a Monte Carlo simulation of Vimeo's stock price over the performance period, which is further described in Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023.

3. For each named executive officer, reflects 401(k) plan matching contributions ($10,000 each year for each named executive officer). For Ms. Sud in 2022, also includes a $1,000 bonus offered to new biological parents. For Mr. Kornfilt in 2022, also reflects the payment by the Company of certain tax registration fees related to Mr. Kornfilt's legal employment in Switzerland.

4. For each named executive officer, the amounts in the table above represent a non-cash modification charge related to adjustments to Vimeo SARs and Vimeo options in connection with the Spin-off and Vimeo merger.

5. The amount in the table above for 2020 for Ms. Sud under the column header "Option Awards" represents a non-cash modification charge relating to the conversion of each IAC stock option (all of which were vested) outstanding at the time of the separation of the businesses of Match Group, Inc. from the remaining businesses of the company formerly named "IAC/InterActiveCorp" (the "Match Separation") into an IAC stock option and a Match Group stock option in connection with the Match Separation. The adjustments were designed to preserve the intrinsic or "spread" value of the stock options immediately before and immediately after the adjustment (with the allocation between IAC stock options and Match Group stock options determined pursuant to the terms of the Match Separation), and were made pursuant to and in accordance with the terms of the applicable plan pursuant to which the IAC stock options were initially granted based on the relative values of IAC common stock and Match Group common stock at the time of the Match Separation. Because the adjustments were intended to preserve the value of the options, Vimeo does not believe that the related modification charge is reflective of any additional cost to IAC or Vimeo or the receipt of any additional benefit by Ms. Sud. This amount does not represent the value of new equity compensation awarded, as Ms. Sud did not receive any option awards in 2020.

6. Represents a non-cash modification charge related to the acceleration of the vesting of 63,394 SARs from Mr. Cheah's July 2019 SAR award in connection with Mr. Cheah's resignation as General Counsel & Secretary of the Company. The SARs would have normally vested in July 2023.



7. Reflects the grant date fair value of stock appreciation rights ("SARs") granted to Mr. Menon during 2020 denominated in the equity of Vimeo OpCo ("Vimeo OpCo SARs"), computed using the Black-Scholes option pricing model. The Vimeo OpCo SARS were converted into stock appreciation rights with respect to Vimeo common stock in connection with the Vimeo merger. The Black-Scholes option pricing model incorporates various assumptions, including expected volatility (based on historical stock prices of peer companies that were used in the preparation of internal valuations used in valuing shares of Vimeo OpCo), risk-free interest rates (based) on U.S. Treasury yields for notes with terms comparable to those of the Vimeo OpCo SARs, in effect at the grant date), expected term (based on the mid-point of the first and last windows of exercise) and dividend yield. The assumptions used to calculate the amount in the table above are as follows: expected volatility (38%), risk-free interest rate (1.1), expected term (3.3 years) and dividend yield (none). For information about the weighted-average grant date fair value of SARs, see Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023.

8. On April 4, 2022, Mr. Menon resigned as our Chief Financial Officer, and was no longer an executive officer of the Company as of such time, and remained employed as an Executive Advisor. Mr. Menon was succeeded as our Chief Financial Officer by Ms. Munson on the same date. Ms. Munson's 2022 base salary in the table above is a prorated amount to reflect her April 2022 start date. Ms. Munson's annualized 2022 base salary was $400,000. The salary included for Mr. Menon following April 4, 2022 was for his employment as our Executive Advisor, a non-executive officer role.

9. Represents a non-cash modification charge related to (i) the extension of Mr. Menon's period to exercise vested SARs after his separation from the Company to twelve months and (ii) the acceleration of the vesting of 342,326 SARs from Mr. Menon's February 2020 SAR award in connection with Mr. Menon's departure from the Company. The 342,326 SARs would have normally vested on January 6, 2023.

Grants of Plan-Based Awards in 2022

The table below provides information regarding all Vimeo equity awards granted to our NEOs in 2022. With the exception of Ms. Sud's award, the grant date fair value of the RSU awards is calculated by multiplying the number of RSUs by the closing stock price of Vimeo common stock on the date of grant. The grant date fair value of Ms. Sud's RSU award is calculated by reference to Vimeo's closing stock price on the date of grant and by using a Monte Carlo simulation to reflect the probable outcome of the market and time conditions associated with such RSU awards. See footnote (2) to the Summary Compensation Table above.

| | | Estimated future payouts under equity incentive plan awards | | | All other stock awards: Number of shares of stock or units (#) | Grant date fair value of stock and option awards ($)(8) |
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)		
Anjali Sud	3/25/2022(1)	291,375	701,100	991,125	—	7,184,861
Gillian Munson	4/4/2022(2)	—	—	—	827,802	10,587,588
Mark Kornfilt	3/25/2022(3)	—	—	—	164,528	1,977,627
	—	—	—	—	—	1,211,992(4)
Michael A. Cheah	3/28/2022(5)	—	—	—	247,253	3,056,047
	—	—	—	—	—	353,492(6)
	—	—	—	—	—	566,871(7)
Narayan Menon	—	—	—	—	—	3,360,627(9)

1. Represents a grant of restricted stock units with respect to shares of Vimeo's common stock. The RSUs are subject to achievement of stock performance- and time-based conditions. The stock performance-based condition will be deemed satisfied with respect to tranches of RSUs upon the Company's common stock reaching certain price targets, calculated on a 20-day volume weighted average price basis during the measurement period (any such RSUs that satisfy the price targets, the "Available RSUs"). The time-based condition will be deemed satisfied with respect to the Available RSUs if Ms. Sud remains continuously employed by the Company (i) through March 25, 2024, at which time two-thirds of Available RSUs will vest and (ii) through March 25, 2025, at which time the remaining Available RSUs will vest.

2. Represents RSUs that vested or will vest in three equal installments on each of April 4, 2023, 2024 and 2025, subject to continued service.

3. Represents RSUs that vested in full on March 25, 2023.

4. Represents a non-cash modification charge related to the acceleration of vesting for Mr. Kornfilt's March 2021 RSU award in connection

with his departure from the Company, pursuant to which the award became fully vested as of March 31, 2023. See footnote (2) to the Summary Compensation Table above.

5. Represents RSUs that would vest in full on March 28, 2025, but are expected to be forfeited in connection with Mr. Cheah's separation from the Company. See footnote (2) to the Summary Compensation Table above.
6. Represents a non-cash modification charge related to the acceleration of vesting for Mr. Cheah's March 2021 RSU award in connection with his departure from the Company, pursuant to which the award became fully vested as of March 1, 2023. See footnote (2) to the Summary Compensation Table above.
7. Represents a non-cash modification charge related to the acceleration of the vesting of 63,394 SARs from Mr. Cheah's July 2019 SAR award in connection with his departure from the Company. The SARs would have normally vested in July 2023. See footnote (2) to the Summary Compensation Table above.
8. Other than with respect to the non-cash modification charges for Messrs. Kornfilt, Cheah, and Menon, represents the grant date fair value of the awards granted during 2022, as determined under ASC Topic 718. See footnote (2) to the Summary Compensation Table above.
9. Represents a non-cash modification charge, as determined under ASC Topic 718, related to (i) the extension of Mr. Menon's period to exercise vested SARs after his separation from the Company to twelve months and (ii) the acceleration of the vesting of 342,326 SARs from Mr. Menon's February 2020 SAR award in connection with Mr. Menon's departure from the Company. The 342,326 SARs would have normally vested on January 6, 2023.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

We entered into an employment agreement with each of Ms. Sud, dated as of May 4, 2022, Ms. Munson, dated as of April 2, 2022, and Mr. Kornfilt, dated as of May 4, 2022, and Vimeo OpCo entered into an employment agreement with Mr. Menon, dated as of October 28, 2019. We refer to these agreements as the Sud Agreement, the Munson Agreement, the Kornfilt Agreement and the Menon Agreement, respectively. We have not entered into an employment agreement with Mr. Cheah.

Sud Agreement

The Sud Agreement provides that Ms. Sud will serve as our Chief Executive Officer. The Sud Agreement provides for "at will" employment. The Sud Agreement provides for (i) an annual base salary of $600,000, (ii) eligibility to receive an annual discretionary bonus, with a target bonus equal to 100% of her base salary, (iii) an entitlement to an 18-month period following any future separation date to exercise vested Vimeo SARs or stock options, provided that if Ms. Sud resigns without good reason (as defined in the Sud Agreement), Ms. Sud must provide us with at least eight weeks written notice prior to separation, and (iv) participation in our employee benefit plans. In addition, the Sud Agreement further provides for (i) twelve months of continued salary and (ii) twelve months of health benefits coverage or, at our option, COBRA coverage, upon the termination of her employment without cause or for good reason, subject to her execution of a release of claims in favor of the company. Ms. Sud is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants. The Sud Agreement was amended in March 2023 to, among other things, provide Ms. Sud with the opportunity to earn a non-discretionary bonus for 2023 based on the achievement of revenue and adjusted EBITDA performance metrics.

Munson Agreement

The Munson Agreement provides that Ms. Munson will serve as our Chief Financial Officer. The Munson Agreement provides for "at will" employment. The Munson Agreement provides for (i) an annual base salary of $400,000, (ii) eligibility to receive a discretionary annual bonus with a target bonus of 80% of her base salary, (iii) the grant to Ms. Munson 827,802 restricted stock units, which vest in three equal installments on an annual basis and (iv) participation in our employee benefit plans. If Ms. Munson's employment is terminated by us without cause or if Ms. Munson terminates her employment with us for good reason (as such terms are defined in the Munson Agreement), she will be entitled to severance equal to (i) at least twelve months of her then-current salary and (ii) health benefits coverage for twelve months or, at our option, COBRA coverage for the same period, subject to her execution of a standard severance agreement. Ms. Munson has agreed to confidentiality, intellectual property, non-competition and non-solicitation covenants.

Kornfilt Agreement

The Kornfilt Agreement provides that Mr. Kornfilt will serve as our President and Chief Product Officer. Mr. Kornfilt's role subsequently changed to President. The Kornfilt Agreement provides for "at will" employment. The Kornfilt Agreement provides for (i) an annual base salary of $450,000, (ii) eligibility to receive an annual discretionary bonus, with a target bonus equal to 100% of his base salary, (iii) an entitlement to an 18-month period following any future separation date to exercise vested Vimeo SARs or stock options, provided that if Mr. Kornfilt resigns without good reason (as defined in the Kornfilt Agreement), Mr. Kornfilt must provide us with at least eight weeks written notice prior to separation, and (iv) participation in our employee benefit plans. In addition, the Kornfilt Agreement further provides for (i) twelve months of continued salary and (ii) twelve months of health benefits coverage or, at our option, COBRA coverage, upon the termination of his employment without cause or for good reason, subject to his execution of a release of claims in favor of the company. Mr. Kornfilt is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants.

Memorandum of Understanding with Mr. Kornfilt

Mr. Kornfilt resigned as President of Vimeo effective March 31, 2023. In connection with Mr. Kornfilt's resignation, we and Mr. Kornfilt entered into a memorandum of understanding dated February 24, 2023 (referred to as the Kornfilt MOU). Pursuant to the Kornfilt MOU, we agreed to (i) accelerate, as of March 31, 2023, Mr. Kornfilt's 2021 award of 344,316 RSUs which would have otherwise vested in full on March 3, 2024 (subject to the terms of the board advisor agreement we entered into with Mr. Kornfilt dated February 24, 2023) and (ii) retain Mr. Kornfilt as a strategic Board advisor from April 1, 2023 to March 31, 2024. Additionally, we agreed to provide Mr. Kornfilt with 18 months after his separation date to exercise vested SARs and stock options, as provided for in the Kornfilt Agreement. In addition, the Kornfilt MOU includes other customary terms and covenants in favor of the Company.

Cheah Employment

Mr. Cheah is not party to an agreement with Vimeo. However, the Committee set Mr. Cheah's base salary for 2022 at $325,000, with a target bonus equal to 60% of his base salary. Additionally, prior to his departure, Mr. Cheah participated in our employee benefit plans. Mr. Cheah is also party to an Employee Proprietary Information and Inventions Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, and mutual non-disparagement covenants.

Memorandum of Understanding with Mr. Cheah

Mr. Cheah resigned as General Counsel and Secretary of Vimeo effective January 31, 2023, at which time he became an Executive Advisor & Special Counsel to assist with transition matters. Mr. Cheah agreed to remain available after such date to assist with transition matters until the later of June 1, 2023 or Mr. Cheah's successor's appointment. In connection with Mr. Cheah's resignation, we and Mr. Cheah entered into a memorandum of understanding dated February 28, 2023 (referred to as the Cheah MOU). Pursuant to the Cheah MOU, in consideration of Mr. Cheah's support during the transition period to a new General Counsel, we agreed to (i) accelerate, as of March 1, 2023, Mr. Cheah's 2021 award of 100,424 RSUs which would have otherwise vested in full on March 3, 2024, (ii) accelerate, as of Mr. Cheah's separation date, the final unvested tranche of 63,394 SARs from Mr. Cheah's 2019 SAR award which ordinarily would have vested in July 2023, (iii) provide Mr. Cheah with 18 months to exercise vested SARs from his last day of service and (iv) provide Mr. Cheah with 18 months of employer-covered COBRA benefits. In addition, the Cheah MOU includes other customary terms and covenants in favor of the Company.

Menon Agreement

The Menon Agreement provided that Mr. Menon would serve as our Chief Financial Officer. The Menon Agreement provided for "at will" employment, commencing in January 2020. The Menon Agreement provided for (i) an annual base salary of $350,000, (ii) eligibility to receive an annual discretionary bonus, with a target bonus equal to 65% of his base salary, (iii) a sign-on bonus, which is subject to repayment in the event of certain terminations of employment, (iv) an entitlement to certain equity awards, which have been granted and (v) participation in our employee benefit plans. The Menon Agreement contained restrictive covenants, including non-competition. In addition, the Menon Agreement further provided for six months of continued salary upon the termination of his employment without cause or resignation for good reason (12 months, upon a termination occurring within 24 months of his commencement date), subject to his execution of a release of claims. Mr. Menon is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property, non-solicitation and mutual non-disparagement covenants.

Transition Agreement with Mr. Menon

On February 4, 2022, Mr. Menon notified us of his decision to resign from the Company. In connection with Mr. Menon's resignation and in consideration of the transition support provided by Mr. Menon to our new Chief Financial Officer, we and Mr. Menon entered into a transition agreement dated February 4, 2022 (referred to as the Transition Agreement). The Transition Agreement provides that Mr. Menon will continue in his employment with the Company as our Chief Financial Officer until his successor begins or June 30, 2022, whichever is earlier (the applicable date referred to as the Separation Date). Mr. Menon resigned from the Company effective April 4, 2022, at which time he became employed as an Executive Advisor to the Company until January 31, 2023. In exchange for Mr. Menon's agreement to provide continuing services to the Company, (i) we continued to pay Mr. Menon his base salary at its current rate through the Separation Date, (ii) we paid Mr. Menon a 2021 bonus equal to his then-current annual target (65% of his annual base salary), which has been paid and is reflected in the Summary Compensation Table above, (iii) we paid Mr. Menon a bonus for the period between January 1, 2022 and the Separation Date of $93,493, (vi) during the consultancy period, we paid Mr. Menon at his current annual base salary and continued to provide Mr. Menon with health benefits, (v) 342,326 of Mr. Menon's SARs, representing 75% of a tranche that otherwise had a cliff vest on January 6, 2023, vested on September 6, 2022 and (vi) Mr. Menon has twelve months after the Separation Date to exercise his vested SARs. In addition, the Agreement includes other customary terms and covenants in favor of the Company.

Outstanding Equity Awards at Year-End Table

The table below provides information regarding Vimeo stock options, RSUs and SARs, as applicable, held by our named executive officers on December 31, 2022. The market value of Vimeo RSU awards is based on the closing market price of Vimeo common stock ($3.43) on December 30, 2022, the last trading day of fiscal year 2022. All amounts included in the below table reflect the adjustment to equity awards in connection with the Spin-off and Vimeo merger.

In connection with the Spin-off, each option to purchase shares of IAC common stock was converted into an option to purchase shares of IAC common stock and an option to purchase shares of Vimeo common stock with adjustments to the number of shares subject to each option and the option exercise prices based on (1) the value of IAC common stock prior to the Spin-off and (2) the value of IAC common stock and the value of Vimeo common stock after giving effect to the Spin-off.

Except as otherwise described above and except to the extent otherwise provided under local law, following the Spin-off, the converted options generally have the same terms and conditions, including the same exercise periods, as the options to purchase shares of IAC common stock had immediately prior to the Spin-off.

Following the Spin-off, solely for purposes of determining the expiration of options with respect to shares of common stock of one company held by employees of the other company, IAC and Vimeo employees will be deemed employed by both companies for so long as they continue to be employed by whichever of the companies employs them immediately following the Spin-off.

Treatment of Vimeo OpCo Equity Awards

Prior to the Spin-off, Vimeo OpCo had outstanding SARs and RSUs, the value of which corresponded to shares of Vimeo OpCo common stock.



Compensation and Human Capital Management Committee Report

In the Vimeo merger:

- each Vimeo OpCo SAR was converted into a stock appreciation right corresponding to, and settled in, shares of Vimeo common stock ("Vimeo SAR"), with adjustments to the number of shares subject to each Vimeo SAR and the base price applicable to each Vimeo SAR, based on the exchange ratio in the Vimeo merger; and
- each Vimeo OpCo RSU Award was converted into an award of restricted stock units corresponding to, and settled in, shares of Vimeo common stock ("Vimeo RSU Award"), with adjustments to the number of shares subject to each Vimeo RSU Award based on the exchange ratio in the Vimeo merger.

The Vimeo SARs and the Vimeo RSU awards otherwise have terms and conditions that are customary for a public company stock appreciation rights and restricted stock units.

| | | Option Awards | | | | | | Stock Awards | |
	Grant date	Number of securities underlying unexercised SARs/ options (#) (Exercisable)	Number of securities underlying unexercised SARs/ options (#) (Unexercisable)	Option/ SAR exercise price ($)	Option/ SAR expiration date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(5)	Equity Incentive Plan Awards: Number of unearned shares, units or other rights that have not vested (#)(3)	Equity Incentive Plan Awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(5)
Anjali Sud									
Vimeo SARs	2/10/2016	50,715	—	$4.73	2/10/2026	—	—	—	—
Vimeo SARs	8/9/2016	101,430	—	$4.73	8/9/2026	—	—	—	—
Vimeo SARs	2/14/2017	50,715	—	$4.73	2/14/2027	—	—	—	—
Vimeo SARs	8/24/2017	1,065,015	—	$4.73	8/24/2027	—	—	—	—
Vimeo SARs	8/24/2017	507,150	—	$6.99	8/24/2027	—	—	—	—
Vimeo SARs	3/2/2018	253,575	—	$5.95	3/2/2028	—	—	—	—
Vimeo SARs	7/17/2019	710,010	—	$6.73	7/17/2029	—	—	—	—
Vimeo stock options	12/1/2016	8,117(2)	—	$4.11	12/1/2026	—	—	—	—
Vimeo RSUs	3/3/2021	—	—	—	—	430,395(1)	$1,476,255	—	—
Vimeo RSUs	3/25/2022	—	—	—	—	—	—	991,125(3)	$3,399,559
Gillian Munson									
Vimeo RSUs	4/04/2022	—	—	—	—	827,802(1)	$2,839,361	—	—
Mark Kornfilt									
Vimeo SARs	11/1/2017	126,787	—	$4.90	11/1/2027	—	—	—	—
Vimeo SARs	6/28/2018	253,575	—	$5.95	6/28/2028	—	—	—	—
Vimeo SARs	6/28/2018	126,787	—	$5.95	6/28/2028	—	—	—	—
Vimeo SARs	7/17/2019	710,010	—	$6.73	7/17/2029	—	—	—	—
Vimeo RSUs	3/3/2021	—	—	—	—	344,316(1)	$1,181,004	—	—
Vimeo RSUs	3/25/2022	—	—	—	—	164,528(1)	$ 564,331	—	—
Michael A. Cheah									
Vimeo SARs	3/2/2018	50,715	—	$5.95	3/02/2028	—	—	—	—

 

		Option Awards						Stock Awards	
	Grant date	Number of securities underlying unexercised SARs/ options (#)	Number of securities underlying unexercised SARs/ options (#)	Option/ SAR exercise price ($)	Option/ SAR expiration date	Number of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(5)	Equity Incentive Plan Awards: Number of unearned shares, units or other rights that have not vested (#)(3)	Equity Incentive Plan Awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(5)
		(Exercisable)	(Unexercisable)						
Vimeo SARs	3/2/2018	50,715	—	$5.95	3/02/2028	—	—	—	—
Vimeo SARs	7/17/2019	190,181	63,394(4)	$6.73	7/17/2029	—	—	—	—
Vimeo RSUs	3/3/2021	—	—	—	—	100,424(1)	$ 344,454	—	—
Vimeo RSUs	3/28/2022	—	—	—	—	247,253(1)	$ 848,078	—	—
Narayan Menon								—	—
Vimeo SARs	2/24/2020	1,255,196	—	$6.72	5/31/2023	—	—	—	—

1. The table below provides the following information regarding time-based vesting RSUs held by each of our named executive officers on December 31, 2022: (i) the number of RSUs outstanding on December 31, 2022, (ii) the market value of RSUs outstanding on December 31, 2022, (iii) the vesting schedule for each award and (iv) the grant date of each award. Pursuant to the Kornfilt MOU (described under "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table") in connection with Mr. Kornfilt's departure from the Company on March 31, 2023, the Company accelerated the vesting in full of Mr. Kornfilt's March 3, 2021 RSU award to March 31, 2023. Pursuant to the Cheah MOU (described under "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table") in connection with Mr. Cheah's resignation as General Counsel & Secretary of the Company on January 31, 2023, the Company accelerated the vesting of Mr. Cheah's March 3, 2021 RSU award to March 1, 2023. The awards vest on the anniversary of the grant date in the relevant year noted below.

	Number of Unvested RSUs as of 12/31/22 (#)	Market Value of Unvested RSUs as of 12/31/22 ($)	Vesting Schedule (#)		
Name			2023	2024	2025
Anjali Sud					
March 3, 2021	430,395	$1,476,255	—	430,395	—
Gillian Munson					
April 4, 2022	827,802	$2,839,361	275,934	275,934	275,934
Mark Kornfilt					
March 3, 2021	344,316	$1,181,004	—	344,316	—
March 25, 2022	164,528	$ 564,331	164,528	—	—
Michael A. Cheah					
March 3, 2021	100,424	$ 344,454	—	100,424	—
March 28, 2022	247,253	$ 848,078	—	—	247,253
Narayan Menon	—	—	—	—	—

2. As discussed in footnote 5 to the Summary Compensation Table, in connection with the Match Separation, each IAC stock option (all of which were vested) outstanding at the time of the Match Separation was split into an IAC stock option and a Match Group stock option. These IAC and Match Group stock options otherwise have the same terms and conditions, including exercise periods, as the corresponding vested IAC stock options outstanding immediately prior to the Match Separation. Subsequently, in connection with the Spin-off and Vimeo merger, each option to purchase shares of IAC common stock was converted into an option to purchase shares of IAC common stock and an option to purchase shares of Vimeo common stock with adjustments to the number of shares subject to each option and the option exercise prices based on (1) the value of IAC common stock prior to the Spin-off and (2) the value of IAC common stock and the value of Vimeo common stock after giving effect to the Spin-off, as further described at the beginning of this section.



3. These RSUs, which are reported assuming maximum performance, are subject to achievement of stock performance- and time-based conditions. The stock performance-based condition will be deemed satisfied with respect to tranches of RSUs upon the Company's common stock reaching certain price targets, calculated on a 20-day volume weighted average price basis during the measurement period (any such RSUs that satisfy the price targets, the "Available RSUs"). The time-based condition will be deemed satisfied with respect to the Available RSUs if Ms. Sud remains continuously employed by the Company (i) through March 25, 2024, at which time two-thirds of the Available RSUs will vest and (ii) through March 25, 2025, at which time the remaining Available RSUs will vest.

4. Represents SARs that originally would have vested in four equal annual installments on the anniversary of the vesting start date (July 17, 2019). Pursuant to the Cheah MOU in connection with Mr. Cheah's resignation as General Counsel & Secretary of the Company on January 31, 2023, we agreed to accelerate the vesting of Mr. Cheah's 63,394 unvested SARs under his July 17, 2019 SAR award to Mr. Cheah's separation date.

5. Amounts have been determined by multiplying the number of unvested RSUs by $3.43, which was the closing price of a share of Vimeo common stock on December 30, 2022, the last trading day of fiscal year 2022.

2022 Option Exercises and Stock Vested

The table below provides information regarding the number of shares acquired by our named executive officers upon the exercise of Vimeo stock options or stock appreciation rights in 2022, and the related value realized. No Vimeo RSUs vested in 2022.

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Anjali Sud	—	—
Gillian Munson	—	—
Mark Kornfilt	—	—
Michael A. Cheah	16,235	199,629
Narayan Menon	—	—

1. The value realized on exercise of options equals the closing market price of our common stock on the exercise date minus the exercise price multiplied by the number of shares acquired on exercise.

Pension Benefits

None of our NEOs participated in or received benefits from a pension plan during the fiscal year ended December 31, 2022 or in any prior year.

Nonqualified Deferred Compensation

None of our NEOs participated in or received benefits from a nonqualified deferred compensation plan during the fiscal year ended December 31, 2022 or in any prior year.

Estimated Potential Payments Upon Termination or Change in Control

Overview

Certain of our employment agreements, equity award agreements and/or omnibus stock and annual incentive plans entitle our named executive officers to continued base salary payments, continued health coverage, the acceleration of the vesting of equity awards, and/or extended post-termination exercise periods for stock options upon certain terminations of employment (including certain terminations during specified periods following a change in control of Vimeo). Mr. Menon was not entitled to any potential payments as of December 31, 2022, as he was no longer an employee of the Company at that time. The payments and terms that Mr. Menon received in connection with his termination of employment are described below.

Amounts and Benefits Payable Upon a Qualifying Termination

Upon a termination of the named executive officer's employment by the Company without cause or the named executive officer's resignation for good reason (a "Qualifying Termination") as of December 31, 2022, pursuant to the terms of such named executive officer's employment agreement in effect at the time, and subject to the execution of a standard severance agreement and compliance with customary post-termination covenants as further described below, each of Msses. Sud and Munson and Mr. Kornfilt is entitled to severance equal to at least



12 months of then-current salary from the date of such Qualifying Termination, payable in the Company's sole election via a lump sum amount, salary continuance, or a combination thereof, as well as twelve months of health benefits coverage or, at our option, COBRA coverage. Additionally, Ms. Sud and Mr. Kornfilt are each entitled to eighteen months following the separation date to exercise any vested Vimeo SARs or Vimeo stock options that such individual holds, provided that if such individual resigns without good reason, the executive must provide Vimeo with at least eight weeks written notice prior to the separation date. Additionally, Ms. Munson's award agreement provides that her next tranche of unvested RSUs will become fully vested as of the date of such termination of employment.

In addition, under Ms. Sud's March 25, 2022 Restricted Stock Units Award Agreement, in the event of a Qualifying Termination on December 31, 2022 that occurred during the two year period following a change in control of Vimeo, (a) the continuous service condition would be deemed satisfied with respect to the available RSUs multiplied by the pro-rata factor, which is equal to (x) the number of days between the grant date and the termination date, inclusive, (y) divided by 1,095 days, and in no event less than one, (without double counting) and (b) all RSUs which were not available RSUs as of the date of the Qualifying Termination will remain outstanding and eligible to vest upon the achievement of the performance condition multiplied by the pro rata factor, provided that the measurement period will end on the earlier of (i) twelve months after the termination date or (ii) four years after the grant date. Any RSUs that have not vested as of the last day of the measurement period would terminate with no consideration to Ms. Sud on such date.

Pursuant to the 2021 Plan, Mr. Cheah is entitled to 90 days following the separation date to exercise any vested SARs or options, and each of our named executive officers is entitled to accelerated vesting of a portion of any outstanding and unvested three-year cliff-vesting RSU awards, equal to (i) 20% of the award, if termination occurs after one year from the vesting start date but before two years, or (ii) 40% of the award, if termination occurs after two years from the vesting start date, but before three years.

Pursuant to their respective employment agreements in effect on December 31, 2022, each of Msses. Sud and Munson and Mr. Kornfilt is bound by covenants not to compete with Vimeo and not to solicit Vimeo's employees, customers or business partners during the term of the executive's employment, and for 18 months thereafter in the case of Ms. Sud and Mr. Kornfilt, and for 12 months thereafter in the case of Ms. Munson. Each of Msses. Sud and Munson and Mr. Kornfilt is also party to an Employee Confidentiality, Intellectual Property, and Non-Solicitation Agreement with us that contains restrictive covenants, including confidentiality of information, assignment of certain intellectual property and mutual non-disparagement covenants.

For Ms. Munson, the terms "cause" and "good reason" have the meanings set forth in Schedule B to her offer letter dated April 2, 2022. For Ms. Sud, solely with respect to her March 2022 RSU award, the terms "cause" and "good reason" have the meanings set forth in the Restricted Stock Unit Award Agreement dated March 25, 2022. Otherwise, the terms "cause" and "good reason" have the meanings set forth in the 2021 Plan.

Amounts and Benefits Payable Upon Death or Disability

Upon a termination of the named executive officer's employment by the Company due to death or disability as of December 31, 2022, pursuant to the 2021 Plan, any option or SAR held by the individual that was exercisable immediately before the termination of employment may be exercised at any time until the earlier of (a) the first anniversary of such termination of employment and (b) the expiration of the term thereof.

Amounts and Benefits Payable Upon a Change in Control.

Under the 2021 Plan, unless otherwise provided by the administrator in the applicable award agreement, in the event that, upon a termination of employment (other than for cause or disability) or resignation for good reason during the two (2)-year period following a "change in control" (as such term is defined in the 2021 Plan):

- all unvested stock options and SARs, including the stock options and SARs held by our named executive officers, outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will become fully vested and exercisable and will remain exercisable for the greater of: (i) the period that they would have remained exercisable absent the change in control provision and (ii) the lesser of the original term or one (1) year following such termination or resignation;

 

- all restrictions applicable to all restricted stock awards outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will lapse and such restricted stock awards will become fully vested and transferable; and
- all RSUs, including the RSUs held by our named executive officers, outstanding as of the date of termination or resignation that were outstanding as of the date of the change in control will become fully vested and such RSUs will be settled in cash or shares of Vimeo common stock as promptly as practicable.

Upon a Qualifying Termination on December 31, 2022 that occurred during the two year period following a change in control of Vimeo (as defined in the 2021 Plan and related award agreements), the vesting of all then outstanding and unvested Vimeo RSUs, options or SARs held by each NEO would have been accelerated.

In addition, pursuant to Ms. Sud's March 25, 2022 Restricted Stock Units Award Agreement, upon a Qualifying Termination on December 31, 2022 that occurred during the two year period following a change in control of Vimeo (as such term is defined in the agreement), (i) the continuous service condition would be deemed satisfied in full as of the date of the change in control, (ii) the final per share price paid in connection with the change in control event (if any) would be deemed a volume-weighted average price, (iii) except for any tranches of RSUs that have vested on or by the date of the change in control, all outstanding RSUs would terminate with no consideration to Ms. Sud and (iv) the measurement period would end on the date of the change in control.

Transition Agreement with Mr. Menon

On February 4, 2022, Mr. Menon notified us of his decision to resign from the Company. In connection with Mr. Menon's resignation and in consideration of the transition support provided by Mr. Menon to our new Chief Financial Officer, we entered into a transition agreement with Mr. Menon dated February 4, 2022 (referred to as the Transition Agreement). The Transition Agreement provides that Mr. Menon will continue in his employment with the Company as our Chief Financial Officer until his successor begins or June 30, 2022, whichever is earlier (the applicable date referred to as the Separation Date). Mr. Menon resigned from the role of Chief Financial Officer effective April 4, 2022, at which time he became an Executive Advisor to the Company until January 31, 2023 (the "Consultancy Period"). In exchange for Mr. Menon's agreement to provide continuing services to the Company, (i) we continued to pay Mr. Menon his base salary at its current rate through the Separation Date, (ii) we paid Mr. Menon a 2021 bonus equal to his then-current annual target (65% of his annual base salary), which has been paid, (iii) we paid Mr. Menon a bonus for the period between January 1, 2022 and the Separation Date of $93,493, (vi) during the Consultancy Period, we paid Mr. Menon at his current annual base salary and continued to provide Mr. Menon with health benefits, which equaled $14,722.08, (v) 342,326 of Mr. Menon's SARs, representing 75% of a tranche that otherwise had a cliff vest on January 6, 2023, vested on September 6, 2022 and (vi) Mr. Menon has twelve months after the Separation Date to exercise his vested SARs. In addition, the Transition Agreement includes other customary terms and covenants in favor of the Company.

Potential Payments Upon Termination or Change in Control Table

The amounts that would become payable to our named executive officers upon the events described above, assuming a termination date of December 31, 2022, are described and quantified in the table below. These amounts exclude the effect of any applicable taxes, are based on the named executive officer's base salary on December 31, 2022, and the number of Vimeo equity awards outstanding, and the closing price of Vimeo common stock ($3.43), on December 30, 2022, the last trading date of fiscal year 2022. Amounts are not included in the table for Mr. Menon as he was not employed as an executive officer on December 31, 2022. A description of the payments and benefits he received in connection with his termination of employment is described above.



Name and Benefit	Qualifying Termination	Qualifying Termination During the Two Year Period Following a Change in Control of Vimeo	Death/Disability
Anjali Sud			
Continued salary	$ 600,000	$ 600,000	$ —
Continued health coverage (1)	$ 27,103	$ 27,103	—
Market value of Vimeo RSUs that would vest (2)	$ 295,251	$4,875,814(3)	$295,251
Total estimated severance benefits	$ 922,354	$5,502,917	$295,251
Gillian Munson			
Continued salary	$ 400,000	$ 400,000	$ —
Continued health coverage (1)	$ 27,103	$ 27,103	—
Market value of Vimeo RSUs that would vest (2)	$ 709,839	$2,839,361	$ —
Total estimated severance benefits	$1,136,942	$3,266,464	$ —
Mark Kornfilt			
Continued salary	$ 450,000	$ 450,000	$ —
Continued health coverage (1)	$ 27,103	$ 27,103	—
Market value of Vimeo RSUs that would vest (2)	$ 236,200	$1,745,335	$236,200
Total estimated severance benefits	$ 713,303	$2,222,438	$236,200
Michael A. Cheah			
Market value of Vimeo RSUs that would vest (2)	$ 68,888	$1,192,532	$ 68,888
Market value of Vimeo SARs that would vest (4)	—	$ 217,441	—
Total estimated severance benefits	$ 68,888	$1,409,973	$68,8888

1. Represents the total payments necessary to cover the full premiums for continued coverage under the Company's medical and dental plans through COBRA for 12 months. Each of Msses. Sud and Munson and Mr. Kornfilt had not elected to participate in Company healthcare coverage as of December 31, 2022, therefore the amount indicated represents the COBRA rates that would apply if he or she had elected the highest levels of coverage as of such date.
2. Represents the closing price of Vimeo common stock ($3.43) on December 30, 2022 multiplied by the number of RSUs accelerated upon the occurrence of the relevant event.
3. Assumes that the performance conditions tied to the award were met in full in connection with the change in control.
4. Represents the closing price of Vimeo common stock ($3.43) on December 30, 2022 multiplied by the number of SARs accelerated upon the occurrence of the relevant event.

Pay Versus Performance

In accordance with Item 402(v) under Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"), the following table sets forth information concerning pay versus performance for our Principal Executive Officer ("PEO") and the average of our non-Principal Executive Officer named executive officers ("Non-PEO NEOs") for the fiscal years ended December 31, 2022 and December 31, 2021. For further information concerning our executive compensation program and how we align executive compensation with our performance, see the "Executive Compensation—Compensation Discussion and Analysis" section within this proxy statement.

| Year (1) | Summary Compensation Table Total for PEO (2) | Compensation Actually Paid to PEO (3) | Average Summary Compensation Table Total for Non-PEO NEOs (2) | Average Compensation Actually Paid to Non-PEO NEOs (3) | Value of Initial Fixed $100 Investment Based On: | | Net Loss (6) | Adjusted EBITDA (7) |
					Total Shareholder Return (4)	Peer Group Total Shareholder Return (5)		
2022	$8,095,861	$(4,924,823)	$5,810,709	$(3,262,750)	$7.56	$90.61	$(79,591,879)	$(8,233,640)
2021	$18,844,127	$7,515,181	$8,213,980	$(17,568,253)	$39.57	$126.19	$(52,767,116)	$(9,353,226)

1. The PEO and other NEOs for the applicable years were as follows:
   - 2022: Ms. Sud served as our PEO and Ms. Munson and Messrs. Kornfilt, Cheah and Menon served as the Non-PEO NEOs.
   - 2021: Ms. Sud served as our PEO and Messrs. Kornfilt and Menon served as the Non-PEO NEOs.
2. Amounts represent the total compensation reported in the Summary Compensation Table for Ms. Sud as our PEO and the average total compensation reported in the Summary Compensation Tables for our Non-PEO NEOs for the indicated fiscal years.
3. Amounts represent compensation actually paid to our PEO and the average compensation actually paid to our non-PEO NEOs for the relevant fiscal year, as determined under SEC rules. The table below describes the difference between summary compensation table totals and compensation actually paid totals. Because compensation actually paid totals are calculated using fair value of equity awards as of the end of the fiscal year as opposed to grant date fair value, and our stock price has decreased since the applicable grant dates, our compensation actually paid totals in some cases reflect a negative number.

| | 2022 | | 2021 | |
	PEO	Average Non-PEO NEOs	PEO	Average Non-PEO NEOs
Total Compensation for covered fiscal year (FY) from Summary Compensation Table (SCT)	$8,095,861	$5,810,709	$18,844,127	$8,213,980
DEDUCT: grant date fair value (GDFV) of equity awards granted during FY	$(7,184,861)	$(5,278,561)	$(17,634,127)	$(7,465,230)
ADD: Fair value (FV) as of FY-end of equity awards granted during the year that are outstanding and unvested as of FY-end	$417,816	$1,062,942	$7,729,894	$3,091,958
ADD: change as of end of FY (from end of prior FY) in FV of awards granted in any prior year that are outstanding and unvested as of FY-end	$(6,253,639)	$(1,793,180)	$—	$(20,451,084)
ADD: vesting date FV for any equity awards granted during the year that vested at the end of or during FY	$—	$—	$—	$—
ADD: change as of the vesting date (from end of prior FY) in FV for any equity awards granted in any prior year that vested at the end of or during FY	$—	$(1,451,448)	$(1,424,713)	$(957,877)
DEDUCT: FV at the end of the prior FY for awards granted in any prior year that failed to meet applicable vesting conditions during FY	$—	$(1,613,213)	$—	$—
ADD: Value of dividends or other earnings paid on stock or option awards in FY not otherwise reflected in total compensation	$—	$—	$—	$—
Compensation Actually Paid (as defined by SEC rule)	$(4,924,823)	$(3,262,750)	$7,515,181	$(17,568,253)



4. Amounts reported in this column represent cumulative TSR of the Company under SEC rules from May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq), through the last trading day for the applicable fiscal year in the table. TSR is calculated by assuming the investment of $100 in our common stock on May 25, 2021 and the reinvestment of dividends. The closing market price of our common stock on May 25, 2021 was $45.39 per share.
5. Amounts reported in this column represent the peer group TSR under SEC rules from May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq), through the last trading day for the applicable fiscal year in the table. The peer group TSR is calculated by assuming the investment of $100 in the Standard & Poor Information Technology Index on May 25, 2021 and the reinvestment of dividends. The peer group used for this purpose is the Standard & Poor Information Technology Index, the same peer group we use for purposes of Item 201(e) of Regulation S-K.
6. Amounts reported represent the amount of net loss of the Company reported in our Annual Report on Form 10-K for the applicable fiscal year.
7. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating loss excluding: (1) stock-based compensation expense; (2) depreciation; (3) acquisition-related items consisting of (i) amortization of intangible assets, (ii) impairments of goodwill and intangible assets, if applicable, and (iii) gains and losses recognized on changes in the fair value of contingent consideration arrangements; and (4) restructuring costs associated with exit or disposal activities such as a reduction in force. Adjusted EBITDA is calculated as described in Annex B.

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," we consider several performance measures when making compensation decisions. Not all of these Company measures are presented in the Pay versus Performance table above. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

"Compensation Actually Paid" and Cumulative TSR

The amount of "compensation actually paid" to Ms. Sud is generally aligned with the Company's cumulative TSR over the two years presented in the table as both decreased. However, the average amount of "compensation actually paid" to the Company's NEOs as a group (excluding Ms. Sud) during this time increased, which was the result of turnover within our NEO group.

"Compensation Actually Paid" and Net Income

The Company does not use net income (net loss) as a performance measure in its overall executive compensation program and therefore would not expect a meaningful relationship to exist between the measures.

"Compensation Actually Paid" and Adjusted EBITDA

The amount of "compensation actually paid" to Ms. Sud and the average amount of "compensation actually paid" to the Company's NEOs as a group (excluding Ms. Sud), decreased and increased by a relatively large margin, respectively, whereas the Company's Adjusted EBITDA decreased, but was relatively consistent, over the two years presented in the table. We use Adjusted EBITDA as a metric in our annual incentive program, but not as a multi-year financial metric for our performance-based equity awards, which means that the relationship between this metric and "compensation actually paid" will not necessarily be aligned as a result of the different time periods that are being evaluated.

Cumulative TSR of the Company and Cumulative TSR of the Peer Group

Our cumulative TSR over the period beginning on May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq) through December 31, 2022 was $7.56, while the cumulative TSR of the peer group presented for this purpose, the Standard & Poor Information Technology Index, was $90.61 over the same time period.

Performance Measures

The following is an unranked list of financial performance measures, including the Company Selected Measure, which in our assessment represent the most important financial performance measures used by the Company in considering compensation actually paid to our NEOs for 2022:

- Adjusted EBITDA

- Revenue

- Bookings

While these financial measures are the most important financial measures we used to align compensation actually paid to our NEOs for 2022, company performance, additional financial and other measures were also used to align pay and performance, as further described in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement.

Pay Ratio Disclosure

In accordance with Item 402(u) under Regulation S-K of the Securities Act, we are required to disclose the ratio of our median employee's annual total compensation to the annual total compensation of our Chief Executive Officer, Anjali Sud. The pay ratio disclosure set forth below is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

For the fiscal year ended December 31, 2022: (i) the estimated median of the annual total compensation of all Vimeo employees (other than Ms. Sud) was approximately $140,096, (ii) Ms. Sud's annual total compensation, as reported under "Executive Compensation—Summary Compensation Table" was $8,095,861, and (iii) the ratio of annual total compensation of Ms. Sud to the median of the annual total compensation of our other employees was approximately 58 to 1.

In making the determinations above, we first identified our total number of employees as of December 31, 2022 (1,236 in total, 742 of which were located in the United States and 494 of which were collectively located in various jurisdictions outside of the United States).

To identify our median employee from this employee population, as permitted by SEC rules, we selected total target compensation (base, bonus and equity) in 2022 as our consistently applied compensation measure, which we then compared across the applicable employee population, using ending salary on December 31, 2022. After we identified the median employee, we determined such employee's annual total compensation in the same manner as we determined Ms. Sud's annual total compensation disclosed under "Executive Compensation—Summary Compensation Table."

Director Compensation

Non-Employee Director Compensation Arrangements. The Compensation and Human Capital Management Committee has primary responsibility for establishing non-employee director compensation arrangements, which have been designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Vimeo common stock to further align the interests of our non-employee directors with those of our stockholders. Under the non-employee director compensation arrangements in effect during 2022: (i) each non-employee director received an annual retainer in the amount of $50,000, (ii) each member of the Audit Committee and Compensation and Human Capital Management Committee (including their respective Chairpersons) received an additional annual retainer in the amount of $10,000 and $5,000, respectively and (iii) the Chairpersons of each of the Audit Committee and Compensation and Human Capital Management Committee received an additional annual retainer in the amount of $20,000, with all amounts being paid quarterly, in arrears.

In addition, these arrangements in effect during 2022 also provided that each non-employee director receive a grant of Vimeo RSUs with a dollar value of $200,000 annually upon their initial election to the Board and annually thereafter upon re-election on the date of Vimeo's annual meeting of stockholders, the terms of which provide for: (i) vesting in two equal installments on each of the first two anniversaries of the grant date, (ii) cancellation and forfeiture of unvested RSUs upon a termination of service with Vimeo and its affiliates and (iii) full acceleration of the vesting of RSUs upon a change in control of Vimeo in the event of termination of service with Vimeo and its affiliates. The Company also reimburses non-employee directors for all reasonable expenses incurred in connection with attendance at Vimeo Board and Board committee meetings.

Joseph Levin, Chairman of the Board from the Spin-off until March 2023, did not participate in Vimeo's non-employee director compensation arrangements.

Deferred Compensation Plan for Non-Employee Directors. In December 2021, the Compensation and Human Capital Management Committee approved a Deferred Compensation Plan for Non-Employee Directors. Pursuant to the plan, non-employee directors may defer all or a portion of their Board and Board committee fees. Eligible directors who defer all or any portion of these fees can elect to have such deferred fees notionally invested in shares of Vimeo common stock (represented by Vimeo share units) or credited to a cash fund. If any dividends are paid on Vimeo common stock, dividend equivalents will be credited on the Vimeo share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase & Co. After a director ceases to be a member of the Board, he or she will receive: (i) with respect to share units, the number of shares of Vimeo common stock represented by such share units, and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments are generally made in one lump sum payment, unless a director initially elected to receive up to five annual installments, after the relevant director leaves the Board and otherwise in accordance with the plan.

2022 Non-Employee Director Compensation. The table below provides the amount of: (i) fees earned by non-employee directors for services performed during 2022 and (ii) the grant date fair value of RSU awards granted in 2022.



Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Total ($)
Adam Gross	$60,000(1)	$155,026	$215,026
Alesia J. Haas	$ 80,000	$155,026	$235,026
Kendall Handler(3)	$ 50,000	$155,026	$205,026
Jay Herratti	$ 55,000	$155,026	$210,026
Ida Kane	$ 60,000	$155,026	$215,026
Mo Koyfman	$75,000(1)	$155,026	$230,026
Spike Lee	$ 50,000	$155,026	$205,026
Joseph Levin (4)	$ —	$ —	$ —
Nabil Mallick	$55,000(1)	$155,026	$210,026
Glenn H. Schiffman	$50,000(1)	$155,026	$205,026

1. Messrs. Gross, Koyfman, Mallick, and Schiffman elected to participate in the Vimeo's Deferred Compensation Plan. The amounts represent the dollar value of fees deferred in the form of share units by the relevant director under Vimeo's Deferred Compensation Plan for Non-Employee Directors.

2. Reflects the grant date fair value of RSU awards granted to the director during 2022, calculated by multiplying the closing market price of Vimeo common stock on the grant date by the number of RSUs awarded. The Company uses a volume-weighted average closing price of its common stock to determine the number of RSUs awarded to directors. As of December 31, 2022, our directors (other than Mr. Levin, who does not hold RSUs) held the following number of RSUs in the aggregate:

Name	Outstanding RSUs (#)
Adam Gross	28,441
Alesia J. Haas	28,441
Kendall Handler	28,441
Jay Herratti	34,816
Ida Kane	28,441
Mo Koyfman	28,441
Spike Lee	28,441
Nabil Mallick	28,441
Glenn H. Schiffman	28,441

In addition to the RSUs listed above, as a result of the Spin-off, as of December 31, 2022, each of Messrs. Levin and Schiffman and Ms. Handler held 1,623,500, 618,553 and 6,088 Vimeo stock options, respectively, issued in respect of IAC stock options previously granted as part of their compensation received as officers of IAC and unrelated to their service as directors of Vimeo. Additionally, as of this same date, Mr. Levin held 4,870,500 shares of Vimeo restricted stock issued in respect of IAC restricted stock previously granted as part of his compensation by IAC, as described below. In the Spin-off, Mr. Levin's existing IAC restricted stock was converted into these shares of Vimeo restricted stock based on the Spin-off exchange ratio, and Mr. Levin retained his original 3,000,000 shares of IAC restricted stock.

Treatment of Mr. Levin's IAC Restricted Stock Award in connection with the Spin-off

On November 5, 2020, Mr. Levin received an IAC Restricted Stock award covering 3,000,000 shares of IAC common stock. In connection with the Spin-off, as dictated by the terms of Mr. Levin's IAC employment agreement, Mr. Levin's existing IAC restricted stock award converted to 4,8750,000 shares of Vimeo restricted common stock based on the Spin-off exchange ratio, and Mr. Levin retained his shares of IAC restricted common stock. In connection with the Spin-off, Vimeo and Mr. Levin entered into a restricted stock agreement (the "RSA") covering such restricted shares of Vimeo common stock, with the vesting of such shares generally subject to the same requirements as are applicable to the IAC Restricted Stock award, including Vimeo stock price performance goals that reflect the impact of the Spin-off. Upon a change in control of Vimeo, a designated percentage of the Vimeo Restricted Stock award will vest based on the timing of the change in Control and subject to a floor of 30%, escalating to 100%. The fair value of the Vimeo Restricted Stock Award was determined using a lattice model that incorporated a Monte Carlo simulation of Vimeo's stock price and IAC's stock price. The attribution of the estimated fair values of the awards between IAC and Vimeo was determined on a proportional basis as a function of the estimated fair value of each respective award as of the date of the Spin-off. The amount allocated to Vimeo was $87.3 million and is expected to be recognized over the remaining requisite service period through November 2030 subject to Mr. Levin's continuous service as a Vimeo director. Vimeo does not believe that this amount is reflective of the receipt of any additional benefit by Mr. Levin. Moreover, this amount does not represent the value of any new equity award granted to Mr. Levin in 2021. The RSA was amended in March 2023. For information regarding the RSA amendment, please see our Current Report on Form 8-K filed with the SEC on March 23, 2023.

3.   Ms. Handler will not stand for re-election at the Annual Meeting.

4.   Mr. Levin, Chairman of our Board until March 20, 2023, did not participate in our non-employee director compensation arrangements.

Equity Compensation Plan Information

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes information, as of December 31, 2022, regarding Vimeo equity compensation plans pursuant to which grants of Vimeo stock appreciation rights, stock options, RSUs or other rights to acquire shares of Vimeo common stock may be made from time to time.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)(4)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders (1)(2)(3)	31,159,741	$5.82	9,702,745(5)
Equity compensation plans not approved by security holders	—	—	—
Total	31,159,741	$5.82	9,702,745(5)

1. Includes grants under Vimeo's 2021 Stock and Annual Incentive Plan. For a description of this plan, see the first three paragraphs of Note 11 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023.
2. Includes an aggregate of: (i) up to 15,934,392 shares issuable upon the vesting of Vimeo RSUs and (ii) up to 15,225,349 shares issuable upon the exercise of outstanding stock options and SARs, in each case, as of December 31, 2022.
3. Information excludes 4,870,500 shares of Vimeo restricted stock, which is reflected in the total number of shares of Vimeo common stock issued and outstanding as of December 31, 2022. The RSA was amended in March 2023.
4. The weighted-average exercise price is calculated based on the exercise prices of outstanding stock options and SARs and does not include outstanding Vimeo RSUs (which have no exercise price)
5. Pursuant to Vimeo's 2021 Stock and Annual Incentive Plan, represents the number of shares remaining available for future delivery under the plan.

Security Ownership of Certain Beneficial Owners and Management

The following table presents, as of April 10, 2023, information relating to the beneficial ownership of Vimeo common stock and Class B common stock by: (1) each person known by Vimeo to beneficially own more than 5% of the outstanding shares of Vimeo common stock and/or Class B common stock, (2) each director nominee (all of whom are incumbent directors with the exception of Mr. von Furstenberg), (3) each 2022 Vimeo named executive officer and (4) all current directors and executives officers as a group. As of April 10, 2023, there were 156,355,108 and 9,399,250 shares of Vimeo common stock and Class B common stock, respectively, outstanding.

Unless otherwise indicated, the beneficial owners listed below may be contacted at Vimeo's corporate headquarters located at 330 West 34th Street, 5th Floor, New York, New York 10001. For each listed person, the number of shares of Vimeo common stock and percent of such class listed includes vested Vimeo SARs and stock options, and assumes the conversion of any shares of Vimeo Class B common stock owned by such person and the vesting of any Vimeo SARs, stock options and/or RSUs scheduled to occur within sixty days of April 10, 2023, but does not assume the conversion, exercise or vesting of any such equity securities owned by any other person. Shares of Vimeo Class B common stock may, at the option of the holder, be converted on a one-for-one basis into shares of Vimeo common stock. The percentage of votes for all classes of capital stock is based on one vote for each share of Vimeo common stock and ten votes for each share of Vimeo Class B common stock.

	Vimeo Common Stock		Vimeo Class B Common Stock		Percent of Vote
Name and Address of Beneficial Owner	Number of Shares Owned	% of Class Owned	Number of Shares Owned	% of Class Owned	(All Classes)
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	14,562,786(1)	9.3%	—	—	5.8%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	13,626,355(2)	8.7%	—	—	5.4%
Southeastern Asset Management, Inc. 6410 Poplar Ave., Suite 900 Memphis, TN 38119	10,270,517(3)	6.6%	—	—	4.1%
Jackson Square Partners, LLC One Letterman Drive Building A, Suite A3-200 San Francisco, CA 92129	9,681,775(4)	6.2%	—	—	3.9%
Barry Diller	11,527,867(5)	7.0%	9,399,250(6)	100%	38.4%
Joseph Levin	5,337,440(7)	3.2%	—	—	2.1%
Anjali Sud	2,746,727(8)	1.8%	—	—	1.1%
Gillian Munson	166,920(9)	*	—	—	*
Mark Kornfilt	1,469,291(10)	*	—	—	*
Michael A. Cheah	367,607(11)	*	—	—	*
Narayan Menon	1,255,536(12)	*	—	—	*
Adam Gross	4,406(13)	*	—	—	*
Alesia J. Haas	4,406(14)	*	—	—	*
Jay Herratti	10,781(15)	*	—	—	*
Ida Kane	4,406(16)	*	—	—	*
Mo Koyfman	4,779(17)	*	—	—	*
Spike Lee	4,406(18)	*	—	—	*
Nabil Mallick	4,406(19)	*	—	—	*



Security Ownership of Certain Beneficial Owners and Management

Name and Address of Beneficial Owner	Vimeo Common Stock		Vimeo Class B Common Stock		Percent of Vote
	Number of Shares Owned	% of Class Owned	Number of Shares Owned	% of Class Owned	(All Classes)
Glenn H. Schiffman	679,145(20)	*	—	—	*
Alexander von Furstenberg	107,157(21)	*	—	—	*
All executive officers and directors as a group (11 persons)	3,643,290	2.3%	9,399,250	100%	1.5%

* The percentage of shares beneficially owned does not exceed 1% of the class.

1. Based upon information regarding Vimeo holdings reported by way of a Schedule 13G filed by BlackRock, Inc. ("BlackRock") with the SEC on February 10, 2023. BlackRock has sole dispositive power over 14,562,786 shares of Vimeo common stock listed in the table above.

2. Based upon information regarding Vimeo holdings reported by way of Amendment No. 1 to Schedule 13G filed by The Vanguard Group ("Vanguard") with the SEC on February 9, 2023. Vanguard beneficially owns the Vimeo holdings disclosed in the table above in its capacity as an investment adviser. Vanguard has sole dispositive power over 12,417,722 shares of Vimeo common stock listed in the table above.

3. Based upon information regarding Vimeo holdings reported by way of a Schedule 13G filed by Southeastern Asset Management, Inc. ("Southeastern") with the SEC on February 14, 2023. Southeastern beneficially owns the Vimeo holdings disclosed in the table above in its capacity as an investment adviser. Southeastern has sole voting and dispositive power over 6,471 shares of Vimeo common stock and shared voting and dispositive power over 10,264,046 shares of Vimeo common stock listed in the table above.

4. Based upon information regarding Vimeo holdings reported by way of Amendment No. 1 to Schedule 13G filed by Jackson Square Partners, LLC ("Jackson Square") with the SEC on February 9, 2023. Jackson Square beneficially owns the Vimeo holdings disclosed in the table above in its capacity as an investment adviser. Jackson Square has sole voting power over 7,692,819 shares of Vimeo common stock listed in the table above, and sole dispositive power over 9,681,775 shares of Vimeo common stock listed in the table above.

5. Consists of (i) 2,125,840 shares of Vimeo common stock, including 1,623,500 shares of Vimeo common stock underlying vested stock options, and 9,399,250 shares of Vimeo Class B common stock, which are convertible on a one-for-one basis into shares of Vimeo common stock, held directly by Mr. Diller and/or through the Arrow Trust, over which Mr. Diller has sole investment and voting power and (ii) 2,777 shares of Vimeo common stock held by a family foundation, as to which Mr. Diller may be deemed to share voting and investment power and as to which Mr. Diller disclaims beneficial ownership.

6. Consists of 9,399,250 shares of Vimeo Class B common stock, which are convertible on a one-for-one basis into shares of Vimeo common stock, held directly by Mr. Diller and/or through the Arrow Trust, over which Mr. Diller has sole investment and voting power (and may be deemed to share voting power with Mr. Levin (see footnote 7)).

7. Consists of (i) 3,247,000 shares of Vimeo common stock held directly by Mr. Levin, representing a Restricted Stock Award made to Mr. Levin in June 2021 (for a description of this award, see Exhibit 10.6 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023 and our Current Report on Form 8-K filed with the SEC on March 23, 2023), (ii) 466,940 shares of Vimeo common stock held directly by Mr. Levin and (iii) 1,623,500 shares of Vimeo common stock underlying vested stock options.

8. Consists of (i) 2,738,610 shares of Vimeo common stock underlying vested SARs held by Ms. Sud and (ii) 8,117 shares of Vimeo common stock underlying vested options held by Ms. Sud.

9. Consists of 166,920 shares of Vimeo common stock held directly by Ms. Munson.

10. Consists of (i) 252,132 shares of Vimeo common stock held directly by Mr. Kornfilt, and (ii) 1,217,159 shares of Vimeo common stock underlying vested SARs held by Mr. Kornfilt.

11. Consists of (i) 75,996 shares of Vimeo common stock held directly by Mr. Cheah and (ii) 291,611 shares of Vimeo common stock underlying vested SARs held by Mr. Cheah.

12. Consists of (i) 340 shares of Vimeo common stock held directly by Mr. Menon and (ii) 1,255,196 shares of Vimeo common stock underlying vested SARs held by Mr. Menon.

13. Consists of (i) 2,203 shares of Vimeo common stock held directly by Mr. Gross and (ii) 2,203 shares of Vimeo common stock underlying RSUs held by Mr. Gross that will vest within 60 days of April 10, 2023.

14. Consists of (i) 2,203 shares of Vimeo common stock held directly by Ms. Haas and (ii) 2,203 shares of Vimeo common stock underlying RSUs held by Ms. Haas that will vest within 60 days of April 10, 2023.

15. Consists of (i) 5,391 shares of Vimeo common stock held directly by Mr. Herratti and (ii) 5,390 shares of Vimeo common stock underlying RSUs held by Mr. Herratti that will vest within 60 days of April 10, 2023.

16. Consists of (i) 2,203 shares of Vimeo common stock held directly by Ms. Kane and (ii) 2,203 shares of Vimeo common stock underlying RSUs held by Ms. Kane that will vest within 60 days of April 10, 2023.

17. Consists of (i) 373 shares of Vimeo common stock held directly by Mr. Koyfman, (ii) 2,203 shares of Vimeo common stock held directly by Mr. Koyfman and (iii) 2,203 shares of Vimeo common stock underlying RSUs held by Mr. Koyfman that will vest within 60 days of April 10, 2023.

18. Consists of (i) 2,203 shares of Vimeo common stock held directly by Mr. Lee and (ii) 2,203 shares of Vimeo common stock underlying RSUs held by Mr. Lee that will vest within 60 days of April 10, 2023.

19. Consists of (i) 2,203 shares of Vimeo common stock held directly by Mr. Mallick and (ii) 2,203 shares of Vimeo common stock underlying RSUs held by Mr. Mallick that will vest within 60 days of April 10, 2023. Mr. Mallick is a General Partner at Thrive Capital.

20. Consists of (i) 58,389 shares of Vimeo common stock held directly by Mr. Schiffman, (ii) 618,553 shares of Vimeo common stock underlying vested options held by Mr. Schiffman and (iii) 2,203 shares of Vimeo common stock underlying RSUs held by Mr. Schiffman that will vest within 60 days of April 10, 2023.

21. Consists of 107,157 shares of Vimeo common stock held directly by Mr. von Furstenberg.

Certain Relationships and Related Party Transactions

Policies and Procedures for Related Party Transactions

We currently have a written related party transaction policy that sets forth our procedures for the identification, review, consideration, and approval or ratification of related party transactions. For purposes of our policy only, a related person transaction is a transaction, contract, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (x) we were, are or will be a participant, (y) the amount involved exceeds or is expected to exceed $120,000 and (z) a related party had, has or will have a direct or indirect material interest. Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our management must present information regarding the related party transaction to the Audit Committee for review, consideration and approval or ratification. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related party transactions and to effectuate the terms of the policy.

Related Party Transactions

Based on a review of the transactions between Vimeo and our directors and executive officers, their immediate family members, and their affiliated entities, as well as beneficial owners of more than 5% of the outstanding shares of our common stock and/or Class B common stock, we have determined that, since the beginning of 2022, we were a party to a number of transactions identified as related party transactions under our related party transaction policy.

Relationship with IAC following the Spin-off

Following the Spin-off, the relationship between Vimeo and IAC has been governed by a number of agreements. These agreements include: a separation agreement; a tax matters agreement; a transition services agreement; an employee matters agreement; and a data protection agreement. These agreements were entered into as of May 24, 2021 and are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 27, 2023, and the summaries of these documents that follow are qualified in their entirety by reference to the full text of those documents. The total related charges for the years ended December 31, 2022, 2021, and 2020 were $3.6 million, $12.8 million, and $10.3 million, respectively. At December 31, 2022, there was no amount due to IAC. At December 31, 2021, Vimeo had a current payable due to IAC of $6.4 million, which was subsequently paid in January 2022. Certain of the services subject to these agreements have continued into 2023.

In November 2021, Vimeo entered into a sublease agreement with a subsidiary of Angi Inc., which is also an indirect subsidiary of IAC, whereby Vimeo agreed to sublease the 10th floor at 330 West 34th Street (the "West 34th Street Sublease") in New York City. In July 2022, Vimeo extended the terms of the West 34th Street Sublease, and added a sublease of a portion of the fifth floor, both through April 2028. At December 31, 2022 Vimeo had a current lease liability of $2.0 million and a non-current lease liability of $13.0 million related to the West 34th Street Sublease. Prior to the Spin-off, IAC allocated rent expense to Vimeo for the space that it occupied in IAC's headquarters building at 555 West 18th Street in New York City. Upon the completion of the Spin-off, Vimeo entered into an operating lease agreement with IAC for this space, which Vimeo subsequently vacated on June 30, 2022. The total rent expense for these two locations for the years ended December 31, 2022, 2021, and 2020 were $4.6 million, $4.4 million, and $3.8 million, respectively.

For the years ended December 31, 2021 and 2020, Vimeo's consolidated statement of operations also includes $1.0 million and $6.1 million of costs allocated by IAC, including stock-based compensation expense, related to IAC's accounting, treasury, legal, tax, corporate support, financial systems, and internal audit functions. These allocations were based on Vimeo's revenue as a percentage of IAC's total revenue and are reflected in Vimeo's



consolidated balance sheet for the fiscal year ended December 31, 2022 in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 within "Additional paid-in-capital." It is not practicable to determine the actual expenses that would have been incurred for these services had Vimeo operated as a standalone entity during the periods presented. Management considers the allocation method to be reasonable.

Separation Agreement

The separation agreement provided for restructuring transactions including, among other things, the transfer to Vimeo of IAC's equity interests in Vimeo OpCo and the repayment by Vimeo OpCo of all outstanding intercompany debt owed to IAC and its subsidiaries (other than Vimeo OpCo's subsidiaries). The separation agreement also provided for the pre-Spin-off adoption of the certificate of incorporation and by-laws of Vimeo that came into effect at the time of the Spin-off.

Tax Matters Agreement

In connection with the Spin-off, IAC and Vimeo entered into a tax matters agreement that governs the parties' respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution to qualify as tax-free for U.S. federal income tax purposes), entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters.

In addition, the tax matters agreement imposes certain restrictions on Vimeo and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the distribution. The tax matters agreement provides special rules that allocate tax liabilities in the event the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Code. Under the tax matters agreement, IAC and Vimeo generally are responsible for any taxes and related amounts imposed on either of the parties as a result of a failure to so qualify to the extent that the failure to so qualify is attributable to a breach of the relevant representations or covenants made by that party in the tax matters agreement or an acquisition of such party's equity securities or assets.

Employee Matters Agreement

The employee matters agreement covers a range of compensation and benefit matters related to the Spin-off. In general, under the employee matters agreement IAC assumed or retained (i) all liabilities with respect to IAC employees, former IAC employees and their dependents and beneficiaries under all IAC employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all IAC employees, former IAC employees and other service providers. Vimeo assumed or retained (i) all liabilities under its employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all Vimeo employees, former employees and other service providers.

As of January 1, 2022, Vimeo no longer participates in IAC employee benefit plans, but has established its own employee benefit plans that are substantially similar to the plans sponsored by IAC prior to the Spin-off.

Transition Services Agreement

Under the transition services agreement, each of IAC and Vimeo provides to the other party on an interim, transitional basis, various support services, which includes support with governmental affairs, finance and accounting services, corporate sourcing, legal affairs, systems support, and any such other support services as to which IAC and Vimeo mutually agree. The charges for these services are generally on an actual cost basis (without markup), except as otherwise agreed upon prior to the completion of the Spin-off. Each of IAC and Vimeo, as recipient of services, has the right to terminate the transition services agreement with respect to one or more particular services upon 90 days' prior written notice.

In general, the services began on the date of the completion of the Spin-off and cover a period generally not expected to exceed 12 months following the Spin-off. Each of IAC and Vimeo, as recipient of services, has the right to terminate the transition services agreement with respect to one or more particular services upon 90 days' prior written notice.

In September 2021, Vimeo and IAC entered into an allocation agreement whereby Vimeo maintains coverage under IAC's membership with a patent risk management service, RPX Corporation ("RPX"), and whereby Vimeo shares the costs of IAC's membership with RPX for the period through September 18, 2023. In October 2021, Vimeo paid to IAC $200,000 in connection with the RPX allocation agreement for the period of September 2021 to September 2022, and in September 2022, Vimeo paid to IAC $200,000 in connection with the RPX allocation agreement for the period of September 2022 to September 2023.



Other Matters

Annual Reports

Upon written request to the Corporate Secretary, Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, Vimeo will provide without charge to each person solicited a printed copy of Vimeo's 2022 Annual Report on Form 10-K, including the financial statements and financial statement schedule filed therewith. Copies are also available on our website, www.vimeo.com. Vimeo will furnish requesting stockholders with any exhibit to its 2022 Annual Report on Form 10-K upon payment of a reasonable processing fee.

Stockholder Proposals and Director Nominees for Presentation at the 2023 Annual Meeting

Eligible stockholders who wish to have a proposal considered for inclusion in Vimeo's proxy materials for presentation at the 2024 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act must ensure that such proposals are received by Vimeo at its corporate headquarters no later than December 27, 2023. Stockholder proposals submitted for inclusion in Vimeo's proxy materials must be made in accordance with the provisions of Rule 14a-8 of the Exchange Act. If Vimeo does not receive notice of the proposal at its corporate headquarters prior to such date, such proposal will be considered untimely for purposes of Rules 14a-8. If the date of the 2024 Annual Meeting of Stockholders is moved by more than 30 days from the date contemplated at the time of the previous year's proxy statement, then notice must be received within a reasonable time before Vimeo begins to print and send proxy materials. If that happens, Vimeo will publicly announce the deadline for submitting a proposal in a press release or in a document filed with the SEC.

Eligible stockholders who wish to present a proposal at the 2024 Annual Meeting of Stockholders without inclusion of the proposal in Vimeo's proxy materials are required to provide notice of such proposal to Vimeo no later than March 11, 2024. If Vimeo does not receive notice of the proposal at its corporate headquarters prior to such date, such proposal will be considered untimely for purposes of Rule 14a-4 and 14a-5 of the Exchange Act, and those Vimeo officers who have been designated as proxies for the 2024 Annual Meeting will accordingly be authorized to exercise discretionary voting authority to vote for or against the proposal. Vimeo reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

In addition, a stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees at the 2024 Annual Meeting of Stockholders must deliver written notice to the Company setting forth the information required by Rule 14a-19 under the Exchange Act no later than April 8, 2024. If we change the date of the 2024 annual meeting of stockholders by more than 30 days from the date of this year's Annual Meeting, your written notice must be received by the later of 60 days prior to the date of the 2024 annual meeting or the 10th calendar day following the day on which public announcement of the date of the 2024 annual meeting of stockholders is first made.

Householding

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to send one set of printed proxy materials to any household at which two or more stockholders reside if they appear to be members of the same family or have given their written consent (each stockholder continues to receive a separate proxy card). This process, which is commonly referred to as "householding," reduces the number of duplicate copies of proxy materials stockholders receive and reduces printing and mailing costs. Only one set of our printed proxy materials will be sent to stockholders eligible for householding unless contrary instructions have been provided.

Once you have received notice that your broker or Vimeo will be householding your proxy materials, householding will continue until you are notified otherwise or you revoke your consent. You may request a separate Notice or set of printed proxy materials by sending a written request to Investor Relations, Vimeo, Inc., 330 West 34th Street,

5th Floor, New York, New York 10001, by calling +1 212-524-8791 or by e-mailing *ir@vimeo.com*. Upon request, Vimeo undertakes to deliver such materials promptly.

If at any time: (i) you no longer wish to participate in householding and would prefer to receive a separate set of our printed proxy materials or (ii) you and another stockholder sharing the same address wish to participate in householding and prefer to receive one set of our proxy materials, please notify your broker if you hold your shares in street name or Vimeo if you are a stockholder of record. You can notify us by sending a written request to Investor Relations, Vimeo, Inc., 330 West 34th Street, 5th Floor, New York, New York 10001, by calling +1 212-524-8791 or by e-mailing *ir@vimeo.com*.

Annex A

VIMEO, INC.
2021 STOCK AND ANNUAL INCENTIVE PLAN

(as amended and restated as of _____)

Section 1.   **PURPOSE; DEFINITIONS**

The purposes of this Plan are to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a stock and incentive plan providing incentives directly linked to stockholder value. Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

      (a)   "*Adjusted Award*" means (i) any equity-based award granted by IAC that is converted into an equity-based award relating to the Company upon the occurrence of a separation of the Company from IAC, or (ii) any equity-based award granted by Vimeo, Inc. that is converted into an equity-based award relating to the Company in connection with a separation of the Company from IAC.

      (b)   "*Affiliate*" means a corporation or other entity controlled by, controlling or under common control with, the Company.

      (c)   "*Affiliated Persons*" means, with respect to any specified Person, (i) such specified Person's parents, spouse, siblings, descendants, step children, step grandchildren, nieces and nephews and their respective spouses, (ii) the estate, legatees and devisees of such specified Person and each of the Persons referred to in clause (i), and (iii) any company, partnership, trust or other entity or investment vehicle controlled by any of the Persons referred to in clause (i) or (ii) or the holdings of which are for the primary benefit of any of such Persons.

      (d)   "*Applicable Exchange*" means the NASDAQ or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

      (e)   "*Award*" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, other stock-based award or Cash-Based Award granted or assumed pursuant to the terms of this Plan.

      (f)   "*Award Agreement*" means a written or electronic document or agreement setting forth the terms and conditions of a specific Award.

      (g)   "*Board*" means the Board of Directors of the Company.

      (h)   "*Cash-Based Award*" means an Award denominated in a dollar amount.

      (i)   "*Cause*" means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Cause: (A) the willful or gross neglect by a Participant of his employment duties; (B) the plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense by a Participant; (C) a material breach by a Participant of a fiduciary duty owed to the Company or any of its subsidiaries; (D) a material breach by a Participant of any nondisclosure, non-solicitation or non-competition obligation owed to the Company or any of its Affiliates; (E) a material violation of any of the Company's "Core Policies," including its insider trading and harassment policies; or (F) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant's Award Agreement. Notwithstanding the general rule of Section 2(c), following a Change in Control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

(j)   "*Change in Control*" has the meaning set forth in Section 10(a).

(k)   "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(l)   "*Commission*" means the Securities and Exchange Commission or any successor agency.

(m)   "*Committee*" has the meaning set forth in Section 2(a).

(n)   "*Common Stock*" means common stock, par value $0.001 per share, of the Company.

(o)   "*Company*" means Vimeo, Inc., a Delaware corporation, or its successor.

(p)   "*Disability*" means (i) "Disability" as defined in any Individual Agreement to which the Participant is a party, or (ii) if there is no such Individual Agreement or it does not define "Disability," (A) permanent and total disability as determined under the Company's long-term disability plan applicable to the Participant, or (B) if there is no such plan applicable to the Participant or the Committee determines otherwise in an applicable Award Agreement, "Disability" as determined by the Committee. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code and, with respect to all Awards, to the extent required by Section 409A of the Code, Disability shall mean "disability" within the meaning of Section 409A of the Code.

(q)   "*Disaffiliation*" means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

(r)   "*Eligible Individuals*" means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective directors, officers, employees and consultants who have accepted offers of employment or consultancy from the Company or its Subsidiaries or Affiliates.

(s)   "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(t)   "*Fair Market Value*" means, unless otherwise determined by the Committee, the closing price of a share of Common Stock on the Applicable Exchange on the date of measurement, or if Shares were not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares were traded, all as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion, provided that such determination shall be made in a manner consistent with any applicable requirements of Section 409A of the Code.

(u)   "*Free-Standing SAR*" has the meaning set forth in Section 5(b).

(v)   "*Grant Date*" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award or the formula for earning a number of shares or cash amount, (ii) such later date as the Committee shall provide in such resolution, and (iii) the initial date on which a Adjusted Award was granted by IAC or Vimeo, Inc., as applicable.



(w)   "*IAC*" means IAC/InterActiveCorp, a Delaware corporation.

(x)   "*Incentive Stock Option*" means any Option that is designated in the applicable Award Agreement as an "*incentive stock option*" within the meaning of Section 422 of the Code, and that in fact so qualifies.

(y)   "*Individual Agreement*" means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates.

(z)   "*NASDAQ*" means the National Association of Securities Dealers Inc. Automated Quotation System.

(aa)   "*Nonqualified Option*" means any Option that is not an Incentive Stock Option.

(bb)   "*Option*" means an Award described under Section 5.

(cc)   "*Participant*" means an Eligible Individual to whom an Award is or has been granted.

(dd)   "*Permitted Holders*" means any one or more of (i) Barry Diller, (ii) each of the respective Affiliated Persons of Barry Diller and (iii) any Person a majority of the aggregate voting power of all the outstanding classes or series of the equity securities of which are beneficially owned by any one or more of the Persons referred to in clauses (i) or (ii).

(ee)   "*Performance Goals*" means the performance goals established by the Committee in connection with the grant of an Award.

(ff)   "*Person*" means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

(gg)   "*Plan*" means this Vimeo, Inc. 2021 Stock and Annual Incentive Plan, as set forth herein and as hereafter amended from time to time.

(hh)   "*Restricted Stock*" means an Award described under Section 6.

(ii)   "*Restricted Stock Units*" means an Award described under Section 7.

(jj)   "*Retirement*" means retirement from active employment with the Company, a Subsidiary or Affiliate at or after the Participant's attainment of age 65.

(kk)   "*RS Restriction Period*" has the meaning set forth in Section 6(b)(ii).

(ll)   "*RSU Restriction Period*" has the meaning set forth in Section 7(b)(ii).

(mm)   "*Share*" means a share of Common Stock.

(nn)   "*Stock Appreciation Right*" has the meaning set forth in Section 5(b).

(oo)   "*Subsidiary*" means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(pp)   "*Tandem SAR*" has the meaning set forth in Section 5(b).

(qq) "*Term*" means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(rr) "*Termination of Employment*" means the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, if a Participant's employment with, or membership on a board of directors of, the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee director capacity or as an employee, as applicable, such change in status shall not be deemed a Termination of Employment. A Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of (or service provider for), or member of the board of directors of, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment. Notwithstanding the foregoing, with respect to any Award that constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Code, "Termination of Employment" shall mean a "separation from service" as defined under Section 409A of the Code.

Section 2. ADMINISTRATION

Committee. The Plan shall be administered by the Compensation and Human Resources Committee of the Board or such other committee of the Board as the Board may from time to time designate (the "*Committee*"), which committee shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. The Committee shall, subject to Section 11, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms of the Plan:

(i) to select the Eligible Individuals to whom Awards may from time to time be granted;

(ii) to determine whether and to what extent Incentive Stock Options, Nonqualified Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, other stock-based awards, Cash-Based Awards or any combination thereof, are to be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder or the amount of any Cash-Based Award;

(iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(v) subject to Section 12, to modify, amend or adjust the terms and conditions of any Award, at any time or from time to time;

(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(vii) to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

(viii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);

(ix) to establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable;



      (x)   to decide all other matters that must be determined in connection with an Award; and

      (xi)   to otherwise administer the Plan.

Procedures. The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 11, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

      (i)   Any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

Discretion of Committee. Subject to Section 1(i), any determination made by the Committee or by an appropriately delegated officer pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals.

Award Agreements. The terms and conditions of each Award (other than any Cash-Based Award), as determined by the Committee, shall be set forth in an Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall not be subject to the Award Agreement's being signed by the Company and/or the Participant receiving the Award unless specifically so provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 12 hereof.

Section 3.   COMMON STOCK SUBJECT TO PLAN

Plan Maximums. The maximum number of Shares that may be delivered pursuant to Awards under the Plan shall be the sum of (i) the number of Shares that may be issuable upon exercise, vesting or settlement of Adjusted Awards and (ii) 20,000,000. The maximum number of Shares that may be granted pursuant to Options intended to be Incentive Stock Options shall be 10,000,000 Shares. Shares subject to an Award under the Plan may be authorized and unissued Shares or may be treasury Shares.

Individual Limits. During a calendar year, no single Participant (excluding non-employee directors of the Company) may be granted:

      (i)   Options or Stock Appreciation Rights covering in excess of 3,000,000 Shares in the aggregate; or

      (ii)   Restricted Stock, Restricted Stock Units or other stock-based awards (other than Options or Stock Appreciation Rights) covering in excess of 2,000,000 Shares in the aggregate.

Rules for Calculating Shares Delivered.

      (i)   With respect to Awards other than Adjusted Awards, to the extent that any Award is forfeited, terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Award not delivered as a result thereof shall again be available for Awards under the Plan.

      (ii)   With respect to Awards other than Adjusted Awards, if the exercise price of any Option and/or the tax withholding obligations relating to any Award are satisfied by delivering Shares to the Company (by either actual delivery or by attestation), only the number of Shares issued net of the Shares delivered or attested to shall be deemed delivered for purposes of the limits set forth in Section 3(a).

(iii)   With respect to Awards other than Adjusted Awards, to the extent any Shares subject to an Award are withheld to satisfy the exercise price (in the case of an Option) and/or the tax withholding obligations relating to such Award, such Shares shall not be deemed to have been delivered for purposes of the limits set forth in Section 3(a).

Adjustment Provisions.

(i)   In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, Disaffiliation (other than a spinoff), or similar event affecting the Company or any of its Subsidiaries (each, a "*Corporate Transaction*"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Options and Stock Appreciation Rights.

(ii)   In the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "*Share Change*"), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Options and Stock Appreciation Rights.

(iii)   In the case of Corporate Transactions, the adjustments contemplated by clause (i) of this paragraph (d) may include, without limitation, (A) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which holders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid); (B) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (C) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities). The Committee may adjust the Performance Goals applicable to any Awards to reflect any Share Change and any Corporate Transaction and any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or the Company's other filings with the Commission. Any adjustments made pursuant to this Section 3(d) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code. Any adjustments made pursuant to this Section 3(d) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code.

(iv)   Any adjustment under this Section 3(d) need not be the same for all Participants.

Section 4.   ELIGIBILITY

Awards may be granted under the Plan to Eligible Individuals; *provided*, *however*, that Incentive Stock Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code).

Section 5.   OPTIONS AND STOCK APPRECIATION RIGHTS

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the terms of the applicable Adjusted Award.

Types of Options. Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

Types and Nature of Stock Appreciation Rights. Stock Appreciation Rights may be "Tandem SARs," which are granted in conjunction with an Option, or "Free-Standing SARs," which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

Tandem SARs. A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

Exercise Price. The exercise price per Share subject to an Option or Stock Appreciation Right shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a share of the Common Stock on the applicable Grant Date. In no event may any Option or Stock Appreciation Right granted under this Plan be amended, other than pursuant to Section 3(d), to decrease the exercise price thereof, be cancelled in exchange for cash or other Awards or in conjunction with the grant of any new Option or Stock Appreciation Right with a lower exercise price or otherwise be subject to any action that would be treated under the Applicable Exchange listing standards or for accounting purposes, as a "repricing" of such Option or Stock Appreciation Right, unless such amendment, cancellation, or action is approved by the Company's stockholders.

Term. The Term of each Option and each Stock Appreciation Right shall be fixed by the Committee, but shall not exceed ten years from the Grant Date.

Vesting and Exercisability. Except as otherwise provided herein, Options and Stock Appreciation Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. If the Committee provides that any Option or Stock Appreciation Right will become exercisable only in installments, the Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Committee may determine. In addition, the Committee may at any time accelerate the exercisability of any Option or Stock Appreciation Right.

Method of Exercise. Subject to the provisions of this Section 5, Options and Stock Appreciation Rights may be exercised, in whole or in part, at any time during the applicable Term by giving written notice of exercise to the Company or through the procedures established with the Company's appointed third-party Plan administrator specifying the number of Shares as to which the Option or Stock Appreciation Right is being exercised; *provided*, *however*, that, unless otherwise permitted by the Committee, any such exercise must be with respect to a portion of the applicable Option or Stock Appreciation Right relating to no less than the lesser of the number of Shares then subject to such Option or Stock Appreciation Right or 100 Shares. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the aggregate purchase price (which shall equal the product of such number of Shares subject to such Option multiplied by the applicable per Share exercise price) by certified or bank check or such other instrument as the Company may accept. If approved by the Committee, payment, in full or in part, may also be made as follows:

(i)   Payment may be made in the form of unrestricted Shares already owned by Participant (by delivery of such Shares or by attestation) of the same class as the Common Stock subject to the Option (based on the Fair Market Value of the Common Stock on the date the Option is exercised); *provided*, *however*, that, in the case of an Incentive Stock Option, the right to make a payment in the form of already owned Shares of the same class as the Common Stock subject to the Option may be authorized only at the time the Option is granted.

(ii)   To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale proceeds necessary to pay the purchase price, and, if requested, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms. To the extent permitted by applicable law, the Committee may also provide for Company loans to be made for purposes of the exercise of Options.

(iii)   Payment may be made by instructing the Company to withhold a number of Shares having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Option is exercised) equal to the product of (A) the exercise price per Share multiplied by (B) the number of Shares in respect of which the Option shall have been exercised.

Delivery; Rights of Stockholders. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 14(a), and (iii) in the case of an Option, has paid in full for such Shares.

Terminations of Employment. Subject to Section 10(b), a Participant's Options and Stock Appreciation Rights shall be forfeited upon such Participant's Termination of Employment, except as set forth below:

(i)   Upon a Participant's Termination of Employment by reason of death, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the first anniversary of the date of such death and (B) the expiration of the Term thereof;

(ii)   Upon a Participant's Termination of Employment by reason of Disability or Retirement, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the first anniversary of such Termination of Employment and (B) the expiration of the Term thereof;

(iii)   Upon a Participant's Termination of Employment for Cause, any Option or Stock Appreciation Right held by the Participant shall be forfeited, effective as of such Termination of Employment;

(iv)   Upon a Participant's Termination of Employment for any reason other than death, Disability, Retirement or for Cause, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the 90th day following such Termination of Employment and (B) expiration of the Term thereof; and

(v)   Notwithstanding the above provisions of this Section 5(i), if a Participant dies after such Participant's Termination of Employment but while any Option or Stock Appreciation Right remains exercisable as set forth above, such Option or Stock Appreciation Right may be exercised at any time until the later of (A) the earlier of (1) the first anniversary of the date of such death and (2) expiration of the Term thereof and (B) the last date on which such Option or Stock Appreciation Right would have been exercisable, absent this Section 5(i)(v).

Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment; *provided*, *however*, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement. If an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Option will thereafter be treated as a Nonqualified Option.

Nontransferability of Options and Stock Appreciation Rights. No Option or Stock Appreciation Right shall be transferable by a Participant other than (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or Stock Appreciation Right, pursuant to a qualified domestic relations order or as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant's family members or to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto. A Tandem SAR shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5(j), it being understood that the term "Participant" includes such guardian, legal representative and other transferee; *provided*, *however*, that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

Section 6.   RESTRICTED STOCK

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the terms of the applicable Adjusted Award.

Nature of Awards and Certificates. Shares of Restricted Stock are actual Shares issued to a Participant, and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Vimeo, Inc. 2021 Stock and Annual Incentive Plan and an Award Agreement. Copies of such Plan and Agreement are on file at the offices of Vimeo, Inc."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:

(i)   The Committee shall, prior to or at the time of grant, condition the vesting or transferability of an Award of Restricted Stock upon the continued service of the applicable Participant

 

or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. The conditions for grant, vesting, or transferability and the other provisions of Restricted Stock Awards (including without limitation any Performance Goals) need not be the same with respect to each Participant.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, so long as a Restricted Stock Award remains subject to the satisfaction of vesting conditions (the "*RS Restriction Period*"), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

(iii) Except as provided in this Section 6 and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any cash dividends. If so determined by the Committee in the applicable Award Agreement and subject to Section 14(e), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3(d), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock.

(iv) Except as otherwise set forth in the applicable Award Agreement and subject to Section 10(b), upon a Participant's Termination of Employment for any reason during the RS Restriction Period or before the applicable Performance Goals are satisfied, all Shares of Restricted Stock still subject to restriction shall be forfeited by such Participant; *provided*, *however*, that the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions with respect to any or all of such Participant's Shares of Restricted Stock.

(v) If and when any applicable Performance Goals are satisfied and the RS Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

Section 7. RESTRICTED STOCK UNITS

With respect to Adjusted Awards, the provisions below will be applicable only to the extent that they are not inconsistent with the terms of the applicable Adjusted Award.

Nature of Awards. Restricted Stock Units are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares or both, based upon the Fair Market Value of a specified number of Shares.

Terms and Conditions. Restricted Stock Units shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition the grant, vesting, or transferability of Restricted Stock Units upon the continued service of the applicable Participant or the attainment of Performance Goals, or the attainment of Performance Goals and the continued service of the applicable Participant. The conditions for grant, vesting or transferability and the other provisions of Restricted Stock Units (including without limitation any Performance Goals) need not be the same with respect to each Participant.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, so long as an Award of Restricted Stock Units remains subject to the satisfaction of vesting conditions (the "*RSU Restriction Period*"), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.



(iii)   The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive current or delayed payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock (subject to Section 14(e) below).

(iv)   Except as otherwise set forth in the applicable Award Agreement, and subject to Section 10(b), upon a Participant's Termination of Employment for any reason during the RSU Restriction Period or before the applicable Performance Goals are satisfied, all Restricted Stock Units still subject to restriction shall be forfeited by such Participant; *provided*, *however*, that the Committee shall have the discretion to waive, in whole or in part, any or all remaining restrictions with respect to any or all of such Participant's Restricted Stock Units.

(v)   Except to the extent otherwise provided in the applicable Award Agreement, an award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest (but in no event later than March 15 of the calendar year following the end of the calendar year in which the Restricted Stock Units vest).

Section 8.   OTHER STOCK-BASED AWARDS

Other Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon or settled in, Common Stock, including (without limitation), unrestricted stock, performance units, dividend equivalents, and convertible debentures, may be granted under the Plan.

Section 9.   CASH-BASED AWARDS

Cash-Based Awards may be granted under this Plan. Cash-Based Awards may be paid in cash or in Shares (valued at Fair Market Value as of the date of payment) as determined by the Committee.

Section 10.   CHANGE IN CONTROL PROVISIONS

Definition of Change in Control. Except as otherwise may be provided in an applicable Award Agreement, for purposes of the Plan, a "*Change in Control*" shall mean any of the following events:

(i)   The acquisition by any individual entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), other than a Permitted Holder, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Company representing more than 50% of the voting power of the then outstanding equity securities of the Company entitled to vote generally in the election of directors (the "*Outstanding Company Voting Securities*"); *provided*, *however*, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company, (B) any acquisition directly from the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (D) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii); or

(ii)   Individuals who, as of the Effective Date, constitute the Board (the "*Incumbent Board*") cease for any reason to constitute at least a majority of the Board; *provided*, *however*, that any individual becoming a director subsequent to the Effective Date, whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)   Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the purchase of assets or stock of another entity (a "*Business Combination*"), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50% of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Voting Securities, (B) no Person (excluding a Permitted Holder, any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Company existed prior to the Business Combination and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

(iv)   Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

Impact of Event/Double Trigger. Unless otherwise provided in the applicable Award Agreement, subject to Sections 3(d), 10(d) and 14(k), notwithstanding any other provision of this Plan to the contrary, upon a Participant's Termination of Employment, during the two-year period following a Change in Control, by the Company other than for Cause or Disability or by the Participant for Good Reason (as defined below):

(i)   any Options and Stock Appreciation Rights outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be fully exercisable and vested and shall remain exercisable until the later of (i) the last date on which such Option or Stock Appreciation Right would be exercisable in the absence of this Section 10(b) and (ii) the earlier of (A) the first anniversary of such Change in Control and (B) expiration of the Term of such Option or Stock Appreciation Right;

(ii)   all Restricted Stock outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall become free of all restrictions and become fully vested and transferable; and

(iii)   all Restricted Stock Units outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be considered to be earned and payable in full, and any restrictions shall lapse and such Restricted Stock Units shall be settled as promptly as is practicable (but in no event later than March 15 of the calendar year following the end of the calendar year in which the Restricted Stock Units vest).

For the avoidance of doubt, a spin-off (or other separation) of the Company from IAC shall not constitute a Change in Control.

(c)   For purposes of this Section 10, "*Good Reason*" means (i) "Good Reason" as defined in any Individual Agreement or Award Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Good Reason, without the Participant's prior written consent: (A) a material reduction in the Participant's rate of annual base salary from the rate of annual base salary in effect for such Participant immediately prior to the Change in Control, (B) a relocation of the Participant's principal place of business more than 35 miles from the city in which such Participant's principal place of business was located immediately prior to the Change in Control or (C) a material and demonstrable adverse change in the nature and scope of the Participant's duties from those in effect immediately prior to the Change in Control. In order to invoke a Termination of Employment for Good Reason, a Participant shall provide written notice to the Company of the existence of one or more of the conditions described in clauses (A) through (C) within 90 days following the

Participant's knowledge of the initial existence of such condition or conditions, and the Company shall have 30 days following receipt of such written notice (the "*Cure Period*") during which it may remedy the condition. In the event that the Company fails to remedy the condition constituting Good Reason during the Cure Period, the Participant must terminate employment, if at all, within 90 days following the Cure Period in order for such Termination of Employment to constitute a Termination of Employment for Good Reason.

(d) Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, this Section 10 shall be applicable only to the extent specifically provided in the Award Agreement or in the Individual Agreement.

Section 11. SECTION 16(b)

The provisions of this Plan are intended to ensure that no transaction under the Plan is subject to (and all such transactions will be exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act ("*Section 16(b)*"). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).

Section 12. TERM, AMENDMENT AND TERMINATION

Effectiveness. The Plan shall be effective as of May 17, 2021 (the "*Effective Date*").

Termination. The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

Amendment of Plan. The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law (including without limitation Section 409A of the Code), stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange.

Amendment of Awards. Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall, without the Participant's consent, materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause the Plan or Award to comply with applicable law, stock exchange rules or accounting rules.

UNFUNDED STATUS OF PLAN

It is intended that the Plan constitute an "unfunded" plan. Solely to the extent permitted under Section 409A, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; *provided*, *however*, that the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

GENERAL PROVISIONS

Conditions for Issuance. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

Additional Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

No Contract of Employment. The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

Required Taxes. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount (not to exceed the maximum amount statutorily that is required by statute to be withheld). If determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 14(e).

Designation of Death Beneficiary. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such eligible Individual, after such Participant's death, may be exercised.

Subsidiary Employees. In the case of a grant of an Award to any employee of a Subsidiary, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or canceled shall revert to the Company.

Governing Law; Venue and Interpretation. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws. Any disputes arising out of or relating to the Plan or any Award shall be commenced shall be commenced exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

Non-Transferability. Except as otherwise provided in Section 5(j) or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

Foreign Employees and Foreign Law Considerations. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

Section 409A of the Code. It is the intention of the Company that no Award shall be "deferred compensation" subject to Section 409A of the Code, unless and to the extent that the Committee specifically determines otherwise as provided in this Section 14(k), and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. The terms and conditions governing any Awards that the Committee determines will be subject to Section 409A of the Code, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto and any rules regarding treatment of such Awards in the event of a Change in Control, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Section 409A of the Code. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that constitutes a "nonqualified deferred compensation plan" subject to Section 409A of the Code, if the Participant is a "specified employee" within the meaning of Section 409A of the Code, any payments (whether in cash, Shares or other property) to be made with respect to the Award upon the Participant's Termination of Employment shall be delayed until the earlier of (A) the first day of the seventh month following the Participant's Termination of Employment and (B) the Participant's death. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award.

Adjusted Awards. Notwithstanding anything in this Plan to the contrary, to the extent that the terms of this Plan are inconsistent with the terms of an Adjusted Award, the terms of the Adjusted Award shall be governed by the applicable plan under which the Adjusted Award was granted and the award agreement thereunder (in each case, as amended prior to the occurrence of the separation). Any reference to a "change in control," "change of control" or similar definition in an Award Agreement or the applicable plan for any Adjusted Award shall be deemed to refer to a "change in control," "change of control" or similar transaction with respect to the Company (as successor to the originally-referenced entity) for such Adjusted Award.

(m)   Termination for Cause. Notwithstanding anything herein to the contrary, if a Participant incurs a Termination of Employment for Cause, a Participant resigns in anticipation of being terminated by the Company for Cause or following any termination of a Participant's employment with the Company for any reason, the Company becomes aware that during the two (2) years prior to such Termination of Employment with the Company there was an event or circumstance that would have been grounds for Termination of Employment for Cause, and the basis of any such termination (x) causes, caused or is reasonable likely to cause significant business or reputational harm to the Company or any of its Affiliates (as determined in the good faith discretion of the Board) or (y) involves or involved fraudulent misconduct that relates to or harms the Company or any of its Affiliates (the circumstances of either (x) or (y), the "*Underlying Event*"), then (A) all Options and SARs, whether or not vested, and all other unvested Awards held by such Participant shall be immediately forfeited by the Participant without consideration and cancelled and (B) if any portion of the Participant's Awards were exercised and/or settled after the Underlying Event, the Company shall be entitled to recover from the Participant at any time within two (2) years after such exercise or settlement, and the Participant shall pay over to the Company, any amounts realized as a result of the exercise or settlement. This remedy shall be without prejudice to, or waiver of, any other remedies the Company or its subsidiaries or Affiliates may have in such event.

 

Annex B

We have provided Adjusted EBITDA in this proxy statement. Adjusted EBITDA is not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). We use this non-GAAP financial measure internally as one of the measures of Company performance for our compensation programs. However, our presentation of this non-GAAP financial measure may differ from the presentation of similarly titled measures by other companies. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and corresponding non-GAAP measure, which we discuss below.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating loss excluding: (1) stock-based compensation expense; (2) depreciation; (3) acquisition-related items consisting of (i) amortization of intangible assets, (ii) impairments of goodwill and intangible assets, if applicable, and (iii) gains and losses recognized on changes in the fair value of contingent consideration arrangements; and (4) restructuring costs associated with exit or disposal activities such as a reduction in force. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are either non-cash or nonrecurring in nature. Adjusted EBITDA has certain limitations because it excludes the impact of these expenses.

The reconciliation of net loss to Adjusted EBITDA is as follows:

($ in millions; rounding differences may occur)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2022	**2021**	**2022**	**2021**
Reconciliation of net loss to Adjusted EBITDA:				
Net loss	$(5.1)	$(24.0)	$(79.6)	$(52.8)
Add back:				
Income tax provision (benefit)	0.5	0.4	1.9	0.8
Other (income) expense, net	(2.1)	(0.1)	(5.8)	(10.2)
Interest expense-related party	—	—	—	0.7
Interest expense	0.1	0.1	0.5	0.4
Operating loss	(6.5)	(23.6)	(82.9)	(61.0)
Operating Loss Margin	(6)%	(22)%	(19)%	(16)%
Add back:				
Stock-based compensation expense	12.1	14.4	64.3	44.9
Depreciation	0.1	0.3	2.2	0.9
Amortization of intangibles	1.2	1.3	5.1	5.8
Contingent consideration	(0.5)	—	(1.1)	—
Restructuring costs	—	—	4.2	—
Adjusted EBITDA	$6.5	$(7.6)	$(8.2)	$(9.4)
Adjusted EBITDA Margin	6%	(7)%	(2)%	(2)%



Items That Are Excluded From Non-GAAP Measure

Stock-based compensation expense consists of expense associated with the grants of Vimeo stock-based awards. These expenses are not paid in cash and we view the economic costs of stock-based awards to be the dilution to our share base. We also consider the dilutive impact of stock-based awards in GAAP diluted earnings per share, to the extent such impact is dilutive.

Depreciation is a non-cash expense relating to our leasehold improvements and equipment and is computed using the straight-line method to allocate the cost of depreciable assets to operations over their estimated useful lives, or, in the case of leasehold improvements, the lease term, if shorter.

Amortization of intangible assets and impairments of goodwill and intangible assets are non-cash expenses related to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships, technology and trade names, are valued and amortized over their estimated lives. An impairment is recorded when the carrying value of an intangible asset or goodwill exceeds its fair value. We believe that intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization and impairments of intangible assets or goodwill, if applicable, are not ongoing costs of doing business.

Gains and losses recognized on changes in the fair value of contingent consideration arrangements are accounting adjustments to report contingent consideration liabilities at fair value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or the ongoing cost of doing business.

Restructuring costs consist of costs associated with exit or disposal activities such as severance and other post-employment benefits paid in connection with a reduction in force. We consider these costs to be non-recurring in nature and therefore, are not indicative of current or future performance or the ongoing cost of doing business.



**VIMEO, INC. Report
on Form 10-K for the Fiscal Year
ended December 31, 2022**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File Number 001-40420

VIMEO, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**85-4334195**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

330 West 34th Street, 5th Floor New York, New York 10001
(Address of principal executive offices, including Zip Code)
(212) 524-8791

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	VMEO	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by a check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

As of June 30, 2022, the aggregate market value of shares of Vimeo common stock held by non-affiliates of the registrant (based upon the closing sale prices of such shares on the Nasdaq Global Select Market on June 30, 2022) was approximately $912 million. In determining the market value of non-affiliate common stock, shares of the registrant's common stock beneficially owned by officers, directors and affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 17, 2023, the following shares of the registrant's common stock were outstanding:

Common Stock	157,236,229
Class B common stock	9,399,250
Total	166,635,479

Documents Incorporated By Reference:

Portions of Part III of this Annual Report are incorporated by reference to the Registrant's proxy statement for its 2023 Annual Meeting of Stockholders.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "will," "may, "could," "should," "would," "anticipates," "estimates," "expects," "plans," "projects," "forecasts," "intends," "targets," "seeks" and "believes," as well as variations of these words, among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to Vimeo's future results of operations and financial condition, business strategy, and plans and objectives of management for future operations.

Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions. Actual results could differ materially from those contained in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to:

- we have a history of losses,

- our prior rapid growth may not be indicative of future performance, and our revenue growth rate has declined,

- our limited operating history as a pure software-as-a-service ("SaaS") company and our limited history of selling such plans on a sales-assisted basis,

- our total addressable market may prove to be smaller than we expect,

- our ability to read data and make forecasts may be limited,

- we may not have the right product/market fit,

- we may not be able to attract free users or paid subscribers,

- we may not be able to convert our free users into subscribers,

- competition in our market is intense,

- we may not be able to scale our business effectively,

- we may need additional funding as we continue to grow our business,

- we may experience service interruptions,

- hosting and delivery costs may increase unexpectedly,

- weakened global economic conditions may harm our industry, business and results of operations,

- our business involves hosting large quantities of user content,

- we have been sued for hosting content that allegedly infringed on a third-party copyright,

- we may face liability for hosting a variety of tortious or unlawful materials,

- we have faced negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law,

- we collect, store and process large amounts of content and personal information and any loss of or unauthorized access to such data could materially impact our business,

- the continuing effects of the COVID-19 pandemic are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain,

- we have been the target of cyberattacks by malicious actors, and

- the risks described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this report with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by these cautionary statements.

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Item 1. Business

For the purpose of the following business description about Vimeo, "we," "our" or "us" refers to Vimeo.com, Inc. (formerly known as Vimeo, Inc.) with respect to periods prior to the completion of the Spin-off and to Vimeo, Inc. (formerly known as Vimeo Holdings, Inc.) with respect to periods following the completion of the Spin-off.

Overview

Our mission

Our mission is to enable anyone to create high-quality video experiences to connect better and bring ideas to life.

We proudly serve our growing community of nearly 300 million users — from creative storytellers to globally distributed teams at the world's largest companies, making high quality video accessible to all.

Who we are

We are the world's most innovative video experience platform, providing the full breadth of video tools through a software-as-a-service ("SaaS") model.

We provide a single turnkey solution to create, collaborate, share and communicate with video. Businesses face significant barriers to using video today, including time, cost, lack of technical expertise and the need to pay for and manage multiple software vendors. Our cloud-based software eliminates these barriers and solves essential video needs, including:

- *Creation*:   Record, produce, edit and stream videos, for both live and on-demand viewing.

- *Collaboration*:   Share videos privately with clients and teams, review and comment on work-in-progress videos and manage team access and permissions.

- *Distribution*:   Share videos publicly, including: publishing on a website, blog, marketplace or social media platform, broadcasting through a secure corporate portal, or building a branded video destination or storefront.

- *Hosting*:   Organize and manage a central video library across users and teams, in one centralized location.

- *Monetization*:   Monetize video through a subscription fee, pay-per-view model or third-party advertising, across devices, currencies and payment methods.

- *Analytics*:   Measure video performance across platforms, including tracking viewer engagement and drop-off rates, sources of traffic and customer leads.

We serve a growing community of nearly 300 million registered users (those users who have created an account with us using an email address) in over 190 countries. Our users include large organizations, small businesses, creative professionals, marketers, agencies, schools and nonprofits. They range from the Emmy-nominated animator working on her next short, to the beauty entrepreneur creating videos for Instagram and her Shopify store, to the Fortune 500 company live streaming town halls and remotely training sales associates at stores around the world.

We operate at a significant scale. As of December 31, 2022, our video player was embedded on millions of websites and is powering billions of views a month. Our brand is well known and highly regarded, and most of our new users find us organically. We are also regarded as an industry leader in video technology, having set new standards in adopting higher resolutions, advanced imaging and audio protocols, new video compression formats and intelligent streaming algorithms.

Businesses need video

In the past decade, video has gone from a form of entertainment to the most engaging and effective medium to communicate ideas, build brands, promote products and connect with each other. This is because video is a far richer and more expressive medium than text or static images. As consumers spend more time online and as workforces become more distributed, businesses need to keep pace with their customers and employees, who increasingly expect to consume engaging video content.

Yet for too many businesses, professional-quality video remains out of reach due to lack of time, budget and expertise. For example:

- the average professionally-produced video takes weeks to make and costs thousands of dollars, but has a shelf life on social media of just a few days. Simply shooting content on one's phone won't produce a high-quality product demo, brand video or Facebook ad given the need to edit and stitch together multiple shots and add branding, music, voice-over and motion graphics.

- collaborating on video projects is inefficient and full of friction, often requiring multiple pieces of software, shared passwords, expensive licenses and wasted time sharing feedback in back-and-forth email chains.

- producing a live event typically requires expensive hardware and a professional production team. Even the largest companies struggle today to make their town halls, conferences, webinars and training programs high-quality and engaging.

- companies lack a centralized, secure video library where all their videos are intuitively organized and easily searchable. They also lack robust and centralized video analytics to measure the return on their video investment across platforms and teams.

Vimeo solves essential video needs

We offer a SaaS solution that spans the full breadth of a business's video needs. Our cloud-based software enables users to create, collaborate and communicate with video, eliminating the need to pay for multiple software providers and removing the barriers of time, budget and technical expertise for a wide range of use cases. For example:

- a global company can integrate video across all of its corporate communications, from town halls and training to virtual conferences and product launches;

- any employee in an organization can live stream engaging events, whether to market a product, host a town hall with employees or educate customers;

- a flower shop owner can promote their store re-opening on social media with professional-looking videos they create on their phone in a few clicks;

- a fitness studio can launch its own video channel to stream classes in TV-quality in a matter of minutes; and

- a freelancer or creative agency can showcase their portfolio, collaborate with clients and deliver projects securely, all from a single account.

Trends in Our Favor

We believe that we are witnessing the rapid proliferation of video into every aspect of business communication. We expect many more businesses to require video in the future, aided by the following secular trends:

- *Consumers expect engaging video*. Consumers increasingly expect engaging and real-time video from both brands and employers. We expect the marked growth of self-produced video on social media platforms to put more pressure on businesses to produce professional-quality videos for these platforms as well. At work, employees are increasingly driving IT modernization as they demand the latest technologies from their personal lives in their workplace.

- *Video works better than image and text*. Video is the most engaging medium. A 2018 analysis by Twitter showed that social media posts with video attract 10 times more engagement than those without, and a 2018 analysis by LinkedIn showed that videos are shared 20 times more often than other content formats. A 2020 study on advertising by Amazon shows that video increases clicks, conversion rates and visitor time-on-site, which can assist with both driving traffic and search engine optimization (SEO).

- *The nature of work is changing, and organizations must adapt*. As workforces become more distributed and teams rely more on software to interact with their colleagues, video has become a critical tool to increase employee engagement, productivity and retention. A 2020 study completed by GlobalWebIndex for Vimeo shows that employees at companies that use video are 75% more likely to rate employee engagement highly and 72% more likely to rate productivity highly.

- *Video is broadly distributed*. In the past, online video was primarily viewed on desktop computers that required a physical high-speed Internet connection. Today, mobile phones and tablets enable high-definition video recording and playback, 5G network coverage is expanding, and connected TVs have made their way to many households. With consumers spending an average of over six hours a day watching online video content (based upon 2020 data from Nielsen), we expect more viewing surfaces to emerge in the future, from emerging platforms to virtual reality headsets to augmented reality devices to self-driving cars. As audiences engage on more devices, businesses will increasingly need a central hub to publish video across these platforms.

Our Market Opportunity

Target customers

Our target customers include small-to-midsize businesses (SMBs), larger enterprises, marketers, agencies and creative professionals.

We believe that anyone who produces video content, markets to customers, works with distributed teams or hosts in-person experiences is a potential Vimeo user. We further believe that once our users begin to experience the benefits of our platform, they tend to greatly expand their use of video internally and externally. As a result, we expect that use of our platform will increase the broader market penetration of video across all customer types and use cases.

Geographic market

Our market is global. Our products are used by customers in over 190 countries.

Total addressable market

Based on our internal data, in 2022 we estimated our total addressable market to be approximately $40 billion, growing to $83 billion in 2027. We believe our opportunity includes a range of customer types, including freelancers, small businesses, mid-size businesses, enterprises and consumers.

Our Business Model and Services

We earn revenue primarily through a SaaS business model, selling subscriptions to our cloud-based software on an annual or monthly basis. We employ a "freemium" pricing strategy, offering free membership and access to our video tools alongside paid subscription plans for advanced video capabilities. As of December 31, 2022, over 95% of our subscribers purchased plans without ever speaking to customer support or going through a salesperson.

Anyone can access a basic (free) membership to Vimeo by signing up with an email address. With a basic membership, users can create, record, upload and share videos through our website and native apps for free. Our free users are subject to weekly and total caps on uploaded videos, and do not have access to advanced video capabilities such as live streaming or the ability to add team members. We provide opportunities to upgrade to a paid subscription at natural points in the user's experience, such as when a free user nears or hits an uploaded video cap. We also highlight the advanced video capabilities of our subscription plans natively within our free user product experience.

We offer paid subscription plans on a "self-serve" basis, meaning that users can sign up directly through our website or apps and pay subscription fees with a credit card or an in-app purchase mechanism. We charge fees that typically range from $7 per month to $900 per year for features that vary depending on the plan type. These features include video creation, collaboration, distribution, hosting, marketing, monetization and analytics. We also offer the ability to add multiple team members to our higher-priced plans. As of December 31, 2022, 17% of our subscribers had added team members.

We sell subscription plans through our sales force, which provide additional features beyond our self-serve plans, plus options for dedicated support, account management, service level agreements and professional live event services. Our sales-assisted contracts range from thousands to hundreds of thousands of dollars per year, and for the quarter ended December 31, 2022, nearly 70% of our new sales-assisted contracts came from customers who were existing free users or self-serve subscribers first.

We acquire subscribers primarily through: (1) conversion of free users to subscribers through organic efforts, including word-of-mouth referrals and in-product messaging; (2) acquisition of subscribers through marketing spend, primarily through digital media channels; (3) our sales force (for sales-assisted customers); and (4) acquisition of subscribers through third party partnerships and integrations.

Key Benefits to Customers

We believe that our solutions provide the following benefits to our customers:

- *Centralized video solution.* We provide an integrated video software solution that enables video creation, hosting, distribution and measurement in one interface. Our platform eliminates the need to purchase and manage multiple software providers for editing, storage, publishing and analytics.

- *Scalable, reliable video delivery.* Our video player delivers a best-in-class playback and live streaming experience for audiences of all sizes, and we optimize video delivery across devices, geographies, bandwidth and network performance. Our technology enables streaming of high dynamic range (HDR) video in up to 8K resolution, and is built to scale with organizations as their needs advance.

- *Easy to use.* We provide a self-serve and intuitive interface that can be easily navigated by even first-time users. The vast majority of our users never speak to a customer support agent or salesperson. Our platform removes the need for video-specific expertise and high-touch user support and troubleshooting.

- *Fast setup, no hardware required.* Our cloud-based software runs natively on desktop and mobile devices without requiring any specialized hardware or need to download third-party software.

- *Attractive return on investment.* With easy-to-use creation and editing tools, we enable almost anyone to create new or optimize existing video content, which reduces the need for businesses to hire expensive outside vendors, saving them time and money. We provide sophisticated marketing tools, such as hotspots, overlays, and narrative branching, which turn videos into immersive video experiences that drive video performance.

- *Fully branded, customizable experience.* We enable subscribers to fully customize the video player experience and exercise complete control over their content and who sees it.

- *Interoperable and integrated.* Vimeo integrates with cloud-based software applications such as Shopify, GoDaddy, Dropbox, Google, Slack, Adobe, Mailchimp, HubSpot, Asana and Figma. We also have an ecosystem of distribution partners where we enable native publishing of videos, including Facebook, YouTube, LinkedIn, Twitter, Pinterest and TikTok.

- *Developer-friendly*.   We enable anyone to build on top of our platform. Our flexible video APIs (application programming interfaces) allow external developers and engineering teams to build their own applications using our technology.

- *Robust customer support*.   We offer 24/7/365 support globally, through live chat, email, telephone and video. For the year ended December 31, 2022, our customer support team achieved a customer satisfaction score (CSAT) of over 88%. We are committed to providing our users with best-in-class support, as we believe this is a critical driver of our ability to build long-term relationships with them.

Our Growth Strategy

We focus on the following areas to drive our growth:

- *Grow our free user base*: Our adoption is driven by a virtuous cycle of users collaborating on and sharing videos. Every time a free user uploads a video that someone else watches, that viewer experiences a part of our platform. As a result, our addressable customer base expands each time our users publish or broadcast videos to their audience, privately share Vimeo links, collaborate with their team on a video project or embed Vimeo's video player on another platform. These actions attract viewers, who may then decide to register and become users. Our player is embedded on millions of websites and has powered over a hundred billion views.

- *Convert free users into subscribers*:   We provide a high-quality free product with numerous features that have the potential to be used repeatedly, and we offer price- and feature-optimized tiering of our subscription plans to drive organic conversion of free users to subscribers, and upgrade subscribers to higher tiers of our available plans.

- *Extend customer value*:   We seek to employ a "land and expand" strategy where we inspire our existing subscribers to increase video adoption and usage and upgrade to higher-priced plans over time. For enterprise customers, we seek to expand the number of employees, teams and departments using our platform and increase contract value organization-wide. We are constantly evolving our platform and adding new functionality to drive usage and improve retention.

- *Deliver product innovation*:   We continuously innovate and improve our platform by investing in research and development, customer insights and business intelligence analytics. We strive to make both our free and paid experiences more compelling so that our users find increasing value in our services.

- *Grow partnerships*:   We seek to grow our presence on third-party platforms with native product integrations, and encourage third-party platforms to natively integrate their software and tools with us.

- *Expand internationally*:   We seek to attract more subscribers outside of the U.S. through localized product, marketing and sales efforts in other countries.

- *Scale sales and marketing investments*:   We intend to scale investments in marketing and in our sales team. We monitor our sales and marketing spend and return on investment closely to ensure that we are acquiring customers in an efficient manner.

Competition and Competitive Advantages

Competition

Due to the breadth of our all-in-one video solution, we face competition from a range of companies that provide cloud-based video software tools:

- We compete with large social media platforms, such as YouTube, which allow users to upload and share videos for free. While these platforms provide far fewer video capabilities, they offer a large built-in audience, social media-specific features, and the ability to monetize video plays through advertising. We currently partner with many of these platforms and view our role as the agnostic distribution platform to help businesses create and publish content across social media.

- We compete with traditional online video distributors, such as Brightcove, that provide video hosting, content management, distribution, analytics, and in-stream advertisements to larger customers. Operators of these services tend to focus on large media organizations and often also provide custom solutions. We further compete with targeted video point solutions that offer a subset of video capabilities such as screen recording or event-based live streaming.

- We compete with two-way video communications software, such as Zoom and Microsoft Teams. These services allow multiple users to communicate with each other in real time via video and are increasingly adding features that overlap with our platform, including support for webinars and centralized video management. We currently offer integrations and partnerships with many of these companies.

- As we expand our virtual event and webinar capabilities, we expect to compete with event software providers such as On24 and Hopin.

- Finally, we face competition from services that were not traditionally video-centric, such as Slack (real-time text-based communications), Dropbox (cloud storage), and Canva (graphic design). These services have increasingly added support for video features including screen recording, video hosting and playback, and video creation. We currently offer integrations and partnerships with many of these companies as well.

Competitive advantages

We believe that our competitive advantages include:

- *Centralized video solution.* Vimeo is unique in that we provide an integrated video software solution that eliminates the need to connect and pay for multiple software providers for video creation, hosting, distribution and analytics. The breadth of our tools enables us to offer more value at a competitive price point, and serve a broader range of customer types and use cases.

- *Agnostic distribution*: Social media platforms are overwhelmingly focused on increasing advertising dollars through viewership on their own properties. However, most businesses need and want to distribute their videos across multiple (if not all) platforms to reach the highest number of potential customers. We are an agnostic provider who can facilitate distribution across these platforms as well as on websites, apps and marketplaces. Our business model is aligned with our users' need to put their videos everywhere, and as a result we can provide more distribution opportunities than social media platforms can or are likely to provide. We therefore view social media platforms as our partners rather than competitors, and we already enable native distribution from Vimeo to Facebook, YouTube, LinkedIn, Twitter and Pinterest.

- *Ad-free, fully branded experience.* Unlike social media platforms, we offer our free users an ad-free video player, and enable subscribers to fully customize the video player experience and exercise complete control over their content. Because we don't monetize audiences through advertising, we never try to drive traffic away from our users' content or website. We further enable subscribers to build branded video channels, destinations and storefronts off Vimeo, so they can directly own the relationship with their viewers.

- *High-quality product.* Our video player delivers a best-in-class playback and live streaming experience for audiences of all sizes, optimized across devices, geographies, bandwidth and network performance. Our technology enables streaming of high dynamic range (HDR) video in up to 8K resolution, and is built to scale with organizations as their needs advance.

- *Economies of scale.* As we store and deliver more video, we are able to reduce our variable costs. The significant scale at which we operate has enabled us to improve our margins without increasing our prices. For example, our gross margin reached 77% for the quarter ended December 31, 2022. This further allows us to offer accessible pricing in areas that have been historically cost-prohibitive, such as professional-quality live streaming, over-the-top (OTT) delivery and 8K/HDR video streaming.

- *Cross-platform data.* As a result of our scale, we have deep insight into video engagement and performance across platforms. We expect to use this data over time to provide personalized insights, dynamically optimize content, improve video quality and recommend which types of videos to make, when and for which platform. Our ability to deliver smarter products and insights for our users increases with the more data we collect, and the amount of data we collect increases as our users grow.

- *Creative community.* Many creatives whose work we have recognized as Staff Picks have said that Vimeo's recognition helped them launch their video careers, and the majority of them showcased their work primarily on Vimeo. We believe that the diversity, size and engagement of our creative community is an asset that is difficult for others to replicate.

- *Freemium to self-serve to sales-assisted pipeline.* We believe our go-to-market strategy is better than that of our competitors because we are able to leverage a free user base to drive conversion from free users to self-serve to sales-assisted customers.

Technology

We use proprietary video creation, storage, delivery and playback technology that we have developed or acquired over the past 18 years. We are at the forefront of adopting next-generation video codecs like HEVC and AV1, which use advanced data compression and state-of-the-art prediction techniques to increase video playback quality.

We invest heavily in research and development to drive product improvements and innovation. As of December 31, 2022, over 36% of our employees were in product and engineering roles. The majority of our development work is done in-house, complemented by open-source software, off-the-shelf commercial software, and proprietary vendor-developed software.

Acquisitions

In 2016, we acquired VHX, a provider of over-the-top OTT streaming and monetization services. In 2017, we acquired Livestream, a provider of professional live streaming services. In 2019, we acquired Magisto, a provider of AI-driven video creation and editing tools. In 2021, we acquired WIREWAX, a provider of interactive and shoppable video tools, and Wibbitz, a provider of video creation tools.

Intellectual Property

Our intellectual property includes registered trademarks, such as VIMEO, in the U.S. and over 15 other countries; 21 U.S. patents that claim various technologies that we may use in our operations, including patents directed to live video streaming and video editing using artificial intelligence technologies, with expiration dates ranging from 2028 to 2042; copyrights in our source code, website, apps and creative assets; over 240 domain names, including Vimeo.com and Livestream.com; and trade secrets.

Human Capital

As a software technology company, our employees are our number one resource. As of December 31, 2022, we had 1,236 full-time employees, of whom 494 were based outside of the U.S. None of our employees are covered by collective bargaining agreements. Overall, we consider our relations with employees to be good.

Our Company Culture

We believe that our company culture is a critical driver of our business success. We are a mission-driven company and have designed a set of guiding principles, along with our programs and processes, to help us maximize the potential of every individual in our company. Our principles are:

- Start with Users.

- Ask Why.

- Aim High.

- Own It.

- Be Real.

We believe this approach fosters a culture that is transparent, innovative and ambitious, all of which enable us to drive long-term customer value and achieve competitive differentiation.

Diversity, Equity and Inclusion

We believe our impact is greatest when our workforce represents the diverse and global community that we serve. Accordingly, we view diversity, equity, and inclusion (DE&I) efforts as integral to our success. Our DE&I efforts include:

- *Hiring practices*: We use a number of techniques, primarily directed toward expanding our pipeline, to achieve a diverse workforce. Beginning in 2020, we started implementing, across selected departments in the U.S., a goal of ensuring that women, BIPOC (black, indigenous and people of color), LGBTQIA+ (lesbian, gay, bisexual, transgender, genderqueer, queer, intersexed, agender and asexual) and candidates with disabilities comprise a minimum of 30% of candidates who reach the hiring manager interview stage of our hiring process.

- *Employee community (resource) groups (ECGs)*: ECGs at Vimeo are employee-led and organizationally-supported groups of employees that are drawn together by shared characteristics (such as ethnicity, gender, sexual orientation, etc.) or shared interests. Participation is open to all. Each ECG has a leader and an executive sponsor from our leadership team. ECGs serve as a resource, point of connection, and community for underrepresented employees and their allies, and are an important part of building and maintaining an equitable, diverse and inclusive workforce and community. ECGs also play an integral role in helping Vimeo reach its strategic DE&I goals as they relate to our business operations, our workplace and our community.

- *Cultural education, bias mitigation, and allyship*: We provide regular programming on cultural awareness, bias mitigation, and allyship by partnering with third parties.

- *Skill development*: We provide learning and development resources, including regular manager training and coaching opportunities to continue to build skills.

As of December 31, 2022, our U.S. workforce was, based upon employee self-identification, 57% white, 15% Asian, 4% of two or more racial groups, 6% black, 10% of Hispanic or Latin background, and 0.4% Native Hawaiian or other Pacific Islander; 9% declined to self-identify. As of the same date, our workforce was 59% male, 40% female, and 1% non-binary. We publicly publish metrics on these and other measures of diversity at least once annually.

Compensation

We believe in a performance-based culture and have structured our compensation packages to reflect that. Employees are paid either a salary or on an hourly basis depending on their job duties and legal requirements. For non-sales salaried employees, we set targets for discretionary bonuses as a percentage of base salary, and we determine year-end bonuses based upon a combination of company performance, team performance, and individual performance. Sales-based employees are entitled to commissions based upon sales.

We maintain an employee equity program in which we grant equity in the form of restricted stock units to all full-time employees and permanent part-time employees who regularly work at least 70% of a workweek. We expect to continue providing employees with equity.

In addition to these compensation methods, we provide a broad range of benefits, including comprehensive health and retirement benefits, that we believe meet or exceed market levels. For example, for U.S. full-time employees, we match all pre-tax contributions by our employees to our 401(k) plan, as well as post-tax contributions by our employees to Roth individual retirement accounts, dollar for dollar in an amount of up to 10% of an employee's base salary (subject to an annual cap).

We are committed to providing competitive and equitable pay. We base our compensation on market data and conduct evaluations of our salary bands and compensation practices with a third-party consultant on a regular basis to determine the competitiveness and fairness of our packages.

Talent development

We are committed to empowering our people with career advancement and learning opportunities. We do this by providing, among other things: guidance on expectations for job levels; bi-annual employee evaluations; mentoring programs; training for new managers; professional and leadership development training for ECG leaders; one-on-one coaching for leadership roles; and annual department learning and development opportunities.

Government Regulation

We are subject to domestic and foreign laws that affect companies conducting business on the internet generally, including laws relating to the liability of providers of online services for their operations and the activities of their users.

Because we host user-uploaded content, we may be subject to laws concerning such content. In the U.S., we rely, to a significant degree, on laws that limit the liability of online providers for user-uploaded content, including the Digital Millennium Copyright Act of 1998 (DMCA) and Section 230 of the Communications Decency Act of 1996. Countries outside the U.S. generally do not provide as robust protections for online providers and may instead regulate such entities to a higher degree. For example, in certain countries, online providers may be liable for hosting certain types of content or may be required to remove such content within a short period of time upon notice. We or our customers may also be subject to laws that regulate streaming services or online platforms, such as the EU's Audiovisual Media Services Directive or EU Regulation 2019/1150, which regulates platform-to-business relations.

Because we receive, store and use a substantial amount of information received from or generated by our users, we are also impacted by laws and regulations governing privacy and data security in the U.S. and worldwide. Examples of such regimes include Section 5 of the Federal Trade Commission Act, the EU's General Data Protection Law (GDPR), the California Consumer Privacy Act (CCPA) and the California Privacy Rights Act (CPRA). These laws generally regulate the collection, storage, transfer and use of personal information.

Due to our subscription business model, we are subject to a variety of laws governing online transactions, payment card transactions and the automatic renewal of online agreements. In the U.S., these matters are regulated by, among other things, the federal Restore Online Shoppers Confidence Act (ROSCA) and various state laws.

As a U.S.-based company with foreign offices, we are subject to a variety of foreign laws governing our foreign operations, as well as U.S. laws that restrict trade and certain practices, such as the Foreign Corrupt Practices Act.

Available Information

Our website is located at https://www.vimeo.com, and our investor relations website is located at https://www.investors.vimeo.com. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our investor relations website as soon as reasonably practicable after such reports are filed with, or furnished to, the Securities and Exchange Commission, or the SEC. The SEC also maintains a website at http://www.sec.gov that contains our SEC filings and other information regarding issuers that file electronically with the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. We have used, and intend to continue to use, our investor relations website as means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD. Further corporate governance information, including our board committee charters and code of conduct, is also available on our investor relations website under the heading "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our securities. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Strategy

We have a history of losses.

We have not earned a profit in any full fiscal year since our inception, and we cannot be certain as to when or if we will achieve or maintain profitability. Because the market for SaaS video services is rapidly evolving and highly competitive, we must continue to invest in research and development. If such investment does not allow us to scale or attract and retain users and subscribers, we will not be able to achieve profitability.

Our prior rapid growth may not be indicative of future performance, and our revenue growth rate has declined.

We experienced rapid growth during 2020 and the first half of 2021. Since then, we have since seen our revenue growth rate decline. Many factors may contribute to declines in our growth rate, including high prior period growth, decreased demand associated with the reduction in social distancing efforts, increased competition, slowing demand for our platform, a failure by us to continue capitalizing on growth opportunities, and the maturation of our business, among others. If our growth rate does not increase or declines further, investors' perceptions of our business and the trading price of our common stock could be adversely affected.

We believe our revenue growth depends on a number of factors, including, but not limited to:

- our reputation and brand recognition;

- domestic and global macroeconomic conditions;

- demand for the types of video services we offer;

- the actual and perceived quality, integrity and value of the video services we provide;

- our development and timely deployment of innovative video services that provide value to our users and subscribers;

- our ability to price our video services competitively;

- our ability to acquire new subscribers sustainably, through a combination of organic efforts (continuing to convert a meaningful portion of our free user base into paying subscribers), paid acquisition (marketing), sales efforts (for sales-assisted) and partnerships;

- our ability to retain and upsell existing subscribers by continuing to provide them with value;

- the scalability of our technology platform;

- the quality of our support and onboarding efforts for users and subscribers;

- the growth of our employee base in a highly competitive market for talent;

- our ability to expand internationally;

- our ability to maintain the security and reliability of our platform;

- our ability to successfully integrate new businesses that we acquire; and

- changes in laws that allow us to host and distribute large quantities of user and subscriber content.

Any one or more of the above factors could cause our revenue growth to be harmed. Additionally, bookings is a leading indicator of future revenue potential that we use to assess the performance of our business. There are a number of reasons that the conversion of bookings to revenue may not be directly proportional, including timing, certain revenues generated that do not have associated bookings, and estimates and judgements involved in the calculation of the number.

We have a limited operating history as a pure software-as-a-service ("SaaS") company and a limited history of selling such plans on a sales-assisted basis.

In our 17-year history, we have explored or experimented with various service offerings, including a proprietary streaming service, and various monetization methods, including advertising, transactions and subscriptions. In 2008, we began selling SaaS subscription plans on a "self-serve" basis (i.e., directly through online means). In 2017, we decided to focus on selling SaaS subscriptions, including on a sales-assisted basis (i.e., through a sales force). Since then, we have significantly increased our sales headcount. As a result of our limited experience with sales-assisted operations, we may experience inefficiencies and our cost of acquiring customers could decline relative to the lifetime revenue of those customers.

Our total addressable market may prove to be smaller than we expect.

While we believe, based primarily upon internal data, that all businesses will need video to succeed, the number of entities that are willing and able to pay fees for software-based video services may not be as large as we expect. We have not engaged a third party to conduct research to validate our data and thesis.

Our ability to read data and make forecasts may be limited.

We rely heavily on data to run our business and make strategic decisions, including decisions about capital deployment. If we misread signals or lack the ability to accurately forecast demand, we may make the wrong decisions. This risk may be heightened in times of economic uncertainty. In hindsight, we have learned that part of the increased demand associated with the COVID-19 pandemic particularly for livestreaming and from segments such as faith and fitness, was specific to the response to the COVID-19 pandemic and could not be sustained when social distancing measures receded.

We may not have the right product/market fit.

Our business depends upon attracting new subscribers and retaining existing ones. To do so, we must provide products with an attractive value proposition. We may fail to do that if we:

- fail to innovate and provide new and useful features that our users and subscribers want;
- release products that fail to reliably operate (due to bugs or service interruptions);
- release products too late relative to competitors;
- price our products in an uncompetitive manner; or
- fail to educate our users and subscribers about our features.

We may not be able to attract free users or paid subscribers.

We rely on both organic means (i.e., search engine optimization, word of mouth, etc.) and paid marketing (i.e., online advertisements) to attract new customers, whether paid or unpaid. We may fail to attract new customers if:
- we do not have products with compelling features that customers want;
- we fail to price our products in a competitive manner;
- organic traffic to our web properties declines;
- or we fail to reach potential paid subscribers through our advertising.

We may not be able to convert our free users into subscribers.

An essential part of our strategy for attracting subscribers depends upon offering basic services for free and converting a certain portion of our free users into subscribers over time. While a majority of our subscribers began as free users, only a small percentage of free users become paying users over time. Our ability to convert users into subscribers at this or a higher rate may not materialize if:
- the number of free users we attract declines, which could occur due to, among other things, reduced visibility of our brand or services;
- we overestimate the number of free users who have the propensity to pay due to issues with duplicative, fraudulent or spam accounts;
- our free users do not consistently use the free product, either because they are unaware of the features we offer or because the features are not perceived as useful;
- we fail to optimize the conversion of free users by communicating the value of our subscription plans;
- our free users are dissatisfied with our products and support;

- our users no longer have a need for our products, including any new users that subscribed to our services during the COVID-19 pandemic that may subsequently reduce or discontinue their use as the impact of the pandemic tapers;
- a reduction in customer information technology spending budgets, which may be reduced during periods of high inflation or economic recession or the perception that competitive products provide better, more secure, or less expensive options;
- we experience headwinds in our international expansion due to variety of reasons, including language and cultural barriers, as well as unfavorable regulatory environments; or
- our service offerings and pricing are not competitive.

If our efforts to convert free users into subscribers do not succeed, we will have to rely more heavily on paid marketing efforts to acquire new subscribers and therefore achieve growth. Such a shift would cause us to incur higher costs in acquiring users, which would reduce our gross margin profile. In addition, some customers downgrade their subscription plans or do not renew their subscriptions.

Competition in our market is intense.

We operate in a highly competitive market. We compete with a variety of companies including large social media networks, real-time video communications services, traditional online video distributors, and niche software providers for business customers. We also face increasing competition for cloud providers that were not traditionally video-centric. These competitors may be able to undercut us on price (e.g., by providing free services), provide superior services, or take advantage of a large installed user base. In addition, we expect that more competitors will emerge given the relatively low barriers to entry for software-based video creation applications, particularly mobile-based applications. New competitors could take the form of start-ups or large, well-funded companies that already operate in markets adjacent to us.

We may not be able to scale our business effectively.

We may not be able to capitalize on the market's demand for video if we cannot scale our operations and infrastructure, including our information technology and financial systems. For example, we might experience delays in onboarding new customers and responding to increased customer support tickets, and we may not be able to handle increased loads on our servers during peak times. The occurrence of these or other similar events would result in missed opportunities or user and subscriber frustration that could negatively affect user and subscriber growth and retention.

We may need additional funding as we continue to grow our business.

Our cash flow may be insufficient to fund significant capital investments we may need to make to grow our business. We may need to raise additional funds by way of a primary offering of shares of our common stock, which would dilute existing stockholders, or through borrowings, which may not be available to us on desired terms or at all. To obtain funding through borrowings, we may need to pledge assets and agree to certain financial covenants. A severe prolonged economic downturn could result in a variety of risks to the business, including weakening our ability to develop potential businesses and a decreased ability to raise additional capital when needed on acceptable terms, if at all.

We may experience service interruptions.

We typically do not provide 100% uptime across our video services in any given month. This may be due to technical errors (bugs), human error (by employees and contractors), interruptions experienced by key vendors (such as cloud-based service or payment providers), higher than anticipated traffic and/or cyberattacks. Interruptions in key aspects of our video services (notably, video delivery and payment processing) could result in lost business, credits against future fees from subscribers with service level agreements, increased user and subscriber support tickets, remediation costs and increased subscriber churn (lost renewals). We have experienced subscriber churn in response to specific lapses in uptime, particularly in the context of livestreaming. In severe cases, we could face litigation or reputational risk, particularly if an interruption occurs during a high-profile event.

Hosting and delivery costs may increase unexpectedly.

Hosting and delivery costs comprise the largest component of our cost of goods sold and thus materially influence our gross margin. These costs could increase unexpectedly if we experience rapid growth over a short period of time (either in terms of users and subscribers or bandwidth consumed), we fail to address subscribers who use more bandwidth than our plans permit (e.g., either by failing to charge them overage fees or by failing to limit their bandwidth) or we fail to distribute increased bandwidth across our content delivery network ("CDN") vendors in a cost-optimal manner by, for example, moving traffic to the lowest-cost provider. We may not be able to pass these costs onto subscribers.

Our success depends on our ability to reach customers and acquire subscribers through digital app stores.

We provide applications ("apps") that operate on third-party operating systems, devices, or browsers. The operators of these platforms, including in particular Apple and Google, exercise significant control over what apps may be offered. These platforms could decide not to market and distribute some or all of our products and services, require costly changes, favor their own products and services over ours and/or significantly increase their fees.

We may offer our apps on a free or paid basis and/or offer the ability to purchase subscription plans within an app (i.e., "in-app purchase"). When purchases are made through these platforms (including through in-app purchase), we pay meaningful service fees, which form part of our cost of goods sold. For example, in the case of Apple, we pay a 30% fee for the first 12 months of a subscription and 15% thereafter. Over the past several years, we have seen an increasing trend away from desktop traffic to mobile traffic. If the percentage of our paid users from in-app purchase increases, our gross margin will decline.

Third-party platforms continually upgrade their software and change their terms of service, sometimes with little to no notice. Some of these upgrades may cause our apps to perform poorly and therefore require us to undertake costly development to provide a new version of our apps. In addition, some platforms may introduce changes that may diminish our ability to offer certain features or to understand how our users are interacting with our apps and websites. For example, in 2021, Apple introduced a new version of iOS (its operating system for the iPhone and iPad) that required app developers to allow users to opt-out of data tracking across apps and websites. This change has diminished our ability to market our products.

We depend on integrations with third parties to enable key features of our video services and to acquire new subscribers.

Some of our video services are integrated, typically through application programming interfaces ("APIs"), with numerous third parties, including companies that compete with us. For example, we provide a "publish to social" feature which allows our users and subscribers to publish their videos to their accounts on Facebook and/or YouTube. This type of feature makes our video services valuable because it effectively allows us to serve as a hub for managing all of the videos for a given user or subscriber across numerous platforms. If platforms change their policies to no longer permit this feature, our video services would be less attractive to our users and subscribers.

We depend on key third-party vendors to provide core services.

We depend on third-party vendors to, among other things, provide customer support, develop software, host videos uploaded by our users, transcode videos (compressing a video file and converting it into a standard format optimized for streaming), stream videos to viewers and process payments. Specifically, Google Cloud Platform ("GCP") provides us with hosting and computing services, Amazon S3 provides us with hosting services and we use multiple CDNs to deliver traffic worldwide. Certain of these third-party vendors have experienced outages in the past that have caused key Vimeo video services to be unavailable for several hours. We do not have backup systems for GCP or Amazon S3. Consequently, outages in those services materially affect our video services. Outages may expose us to having to offer credits to subscribers, loss of subscribers and reputational damage. We may not be able to fully offset these losses with any credits we might receive from our vendors.

We depend on search engines and social media networks for traffic.

We depend on search engines and social media networks to acquire traffic to our website. These third parties have the ability to influence who reaches our website and video services through algorithmic search rankings and other policy decisions, which are subject to frequent change. Some of these third parties or their affiliates compete with us and may have an incentive to favor their competing services over ours. In the past, traffic to our website and video services has been negatively impacted as a result of certain policy changes by both search engines and social media networks.

We depend on internet service providers ("ISPs") to deliver traffic to end users and subscribers.

For our video services to operate, users and subscribers must have a connection to the internet. Typically, our users and subscribers access the internet through a wireline or wireless data service offered by ISPs. There is currently no federal regulation in the U.S. limiting the practices that ISPs may use to impact data flowing from websites and online applications to users and subscribers of online products and services generally. As a result, ISPs could discriminate against data that we deliver to users or subscribers (or data our users upload to us) by blocking us outright, slowing us down or otherwise degrading our quality vis-à-vis competing traffic. ISPs could also cause their customers to favor competing services by "zero rating" traffic to and from our competitors (in other words, not counting competitor traffic against an ISP customer's data caps) but declining to zero rate our traffic. These practices could make us less attractive as a provider of video services. Alternatively, we may have to pay fees to ISPs to maintain parity with competitors, which could adversely affect our profitability.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.

Our self-serve subscription plan customers authorize us to bill their credit card accounts through our third-party payment processing partners. If customers pay for their subscription plans with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. We also incur charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for subscription plans, something that we have experienced in the past. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. Our third-party payment processing partners must also maintain compliance with current and future merchant standards to accept credit cards as payment for our paid subscription plans, and they have experienced interruptions or errors which have caused us to lose revenue.

We have in the past experienced higher than industry standard rates of chargebacks and unauthorized credit card transactions. As a result of such activity, we have from time to time been in, and may re-enter, monitoring programs with multiple payment card providers and have in the past paid monthly amounts charged by those providers as penalties. We are actively working to reduce the incidence of chargebacks and unauthorized credit card transactions. If we fail to materially reduce such activity, we could be assessed increasing penalties, and we could lose the right to accept credit cards for payment. The loss of a payment option would cause our subscriber base to significantly decrease and would materially harm our business.

We may engage in merger and acquisition activities, which may require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our business, results of operations, and financial condition.

As part of our business strategy to expand our platform and grow our business in response to changing technologies, customer demand, and competitive pressures, we have made and may in the future make investments or acquisitions in other companies, products, or technologies. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers or investors. We may encounter difficult or unforeseen expenditures in integrating an acquisition, particularly if we cannot retain the key personnel of the acquired company. Existing and potential customers may also delay or reduce their use of our products due to a concern that the acquisition may decrease effectiveness of our products (including any newly acquired products).

Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses, subject us to increased regulatory requirements, cause adverse tax consequences or unfavorable accounting treatment, and expose us to claims and disputes by stockholders and third parties. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash for any such acquisition, which would limit other potential uses for our cash. If we incur debt to fund any such acquisition, such debt may subject us to material restrictions in our ability to conduct our business, result in increased fixed obligations, and subject us to covenants or other restrictions that would decrease our operational flexibility and impede our ability to manage our operations. If we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders' ownership would be diluted.

Weakened global economic conditions may harm our industry, business and results of operations.

Our overall performance depends in part on worldwide economic conditions. Global financial developments and downturns seemingly unrelated to us or the software-as-a-service industry may harm us. The United States and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, reduced liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, inflation and overall uncertainty with respect to the economy, including with respect to tariff and trade issues. Weak economic conditions or the perception thereof, or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs, trade agreements or governmental fiscal, monetary and tax policies, among others, could adversely impact our business, financial condition and operating results.

More recently, inflation rates in the U.S. have been higher than in previous years, which may result in decreased demand for our products and services, increases in our operating costs including our labor costs, constrained credit and liquidity, reduced government spending and volatility in financial markets. The Federal Reserve has raised, and may again raise, interest rates in response to concerns over inflation risk. Increases in interest rates on credit and debt that would increase the cost of any borrowing that we may make from time to time and could impact our ability to access the capital markets. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. In an inflationary environment, we may be unable to raise the sales prices of our products and services at or above the rate at which our costs increase, which could reduce our profit margins and have a material adverse effect on our financial results and net income. We also may experience lower than expected sales and potential adverse impacts on our competitive position if there is a decrease in consumer spending or a negative reaction to our pricing. A reduction in our revenue would be detrimental to our profitability and financial condition and could also have an adverse impact on our future growth.

Foreign currency exchange rate fluctuations could harm our financial results.

We conduct certain transactions in currencies other than the U.S. Dollar and in currencies other than the functional currency of the transacting entity. Exchange rate movements have impacted and may continue to impact our consolidated revenues and operating results. It is particularly difficult to forecast exchange rate movements and unanticipated currency fluctuations have affected and could continue to affect our financial results and cause our results to differ from investor expectations or our own guidance in any future periods. Volatility in exchange rates and global financial markets is expected to continue due to political and economic uncertainty globally.

The continuing effects of the COVID-19 pandemic are highly unpredictable and could be significant, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

The potential long-term impact and duration of the COVID-19 pandemic on the global economy and our business continue to be difficult to assess or predict. Related public health and safety measures have resulted in significant social disruption and have had an adverse effect on economic conditions, consumer confidence and spending, inflation, interest rates, and business investment, all of which have affected our business. In addition, the cessation of certain health and safety measures initiated in response to the pandemic has likely resulted in lower demand for our services. Moreover, we may also experience business disruption if the operations of our contractors, vendors or business partners are adversely affected.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operations or financial condition.

The Sarbanes-Oxley Act ("SOX") requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We have limited experience complying with SOX as a standalone public company. We have expended, and anticipate that we will continue to expend, significant resources to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. Such failure could harm our business, results of operations, and financial condition and could cause a decline in the trading price of our common stock.

Risks Related to Human Capital

Our success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals worldwide.

In order to build and scale our business, we may need to further increase our employee base, particularly in the areas of engineering, product development, sales (domestically and internationally), customer support and shared services. Competition for executives, software developers, product managers, sales personnel and other key employees in our industry is intense. In particular, we compete with many other companies for software developers and designers with high levels of experience in designing, developing and managing software for video solution technologies, as well as for skilled sales and operations professionals. At times, we have experienced, and we may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and we may not be able to fill positions. Our ability to attract and retain talent and to fully experience the benefits of that talent depends upon:

- our reputation;

- our compensation and benefit packages;

- our ability to successfully onboard new employees;

- our commitment to diversity, equity, and inclusion;

- our ability to maintain our corporate culture while growing headcount, adding employees in new countries and locations and operating on a remote or hybrid basis; and

- the competitive landscape in the geographic markets for talent in which we compete.

Our compensation packages may not be sufficient.

While we have established compensation programs (which include cash compensation, equity-based programs and other benefits) to attract and retain employees, these compensation arrangements may not be sufficient in the highly competitive labor market in which we participate. In addition, in 2022, many of the countries in which we operate, including the United States, have continued to experience higher inflation than in recent prior years, which, among other reasons, has placed pressure on us to raise wages. Large competitors and non-competitors in the technology space may offer compensation arrangements that may significantly exceed those that we are able to offer. If we fail to provide competitive compensation arrangements, we may fail to attract and retain talent. In addition, if we do not ensure the effective transfer of knowledge to successors and smooth transitions (particularly in the case of senior management), our business may be adversely affected. On the other hand, if we increase compensation levels in a significant way in order to compete for talent, our profitability will suffer and, if we increase stock-based compensation, our stockholders will face further dilution. Additionally, increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Employee salaries and benefits expenses have increased as a result of economic growth and increased demand for business services among other wage-inflationary pressures, and we cannot assure that they will not continue to rise.

In addition, as our stock price has fluctuated since the completion of the Spin-off, employees joining us at different times could have significant disparities in proceeds from sales of our equity in the public markets, which could create disparities in wealth among our employees, which may harm our culture and relations among employees and our business. Further, the volatility of our stock price may make our equity compensation less attractive to current and potential employees, and could contribute to increased turnover or difficulties in hiring. Further, our recent reductions in force, and any future reductions in force or other restructuring, may adversely affect our ability to attract and retain employees.

We may fail to attract or retain employees for issues that negatively impact our image.

Our ability to attract and retain employees could also be adversely affected by issues that negatively impact our image, such as incidents of actual or perceived discrimination, controversial business decisions, including decisions about user content, and issues with the quality of our products (such as bugs or interruptions in services, among other issues).

We may face productivity challenges arising from our work environment.

In 2020, we moved to a remote working environment with the onset of the COVID-19 pandemic. We now operate our offices in a hybrid manner, with many of our employees working on a completely remote basis. Preservation of our corporate culture may be more difficult as many of our workforce have been working from home in connection with our hybrid workplace model. Even if we return to an office setting, we may experience productivity challenges associated with having some employees remote and some in person and having employees unable to work due to illness or childcare concerns. In addition, moving back to a physical office environment could adversely affect the hiring and retention of employees who prefer to work remotely.

The 2022 Russian invasion of Ukraine has impacted our team and business operations.

Since 2017, we have had operations in Ukraine. As of the year ended December 31, 2022, we had 78 employees in Ukraine. Our Ukraine team is primarily focused on research and developments activities, with 68% of the team in engineering roles. On February 24, 2022, Russia invaded Ukraine. As a result of this war, some of our Ukraine team members have been forced to relocate to other countries and within Ukraine, with many unable to perform all or some work duties. We remain committed to supporting our Ukraine team members and are prioritizing safety over work. The ongoing conflict could cause harm to our team members and otherwise impair their ability to work for extended periods of time, as well as disrupt telecommunications systems, banks and other critical infrastructure necessary to conduct business in Ukraine. In addition, following Russia's invasion of Ukraine, the United States, European Union, and other nations announced various sanctions against Russia and export restrictions against Russia and Belarus. Such restrictions include blocking sanctions on some of the largest state-owned and private Russian financial institutions, and their removal from the Society for Worldwide Interbank Financial Telecommunication, or the SWIFT, payment system. The invasion of Ukraine and the retaliatory measures that have been taken, and could be taken in future, by the U.S., NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business, including preventing us from performing existing contracts, pursuing new business opportunities, or receiving payments for services already provided to customers.

Risks Related to User Content and Personal Information

Our business involves hosting large quantities of user content.

Our business is hosting video content supplied by others. Some of the videos uploaded to our platform will invariably violate a third party's rights or a law, rule or regulation, and if so, we could, in turn, face lawsuits, liability and negative publicity for hosting such content.

We have been sued for hosting content that allegedly infringed on a third-party copyright.

We cannot guarantee that we will be shielded from third-party copyright infringement lawsuits and related liability for hosting user and subscriber content by laws such as the online safe harbor provisions of the U.S. Digital Millennium Copyright Act of 1998 ("DMCA"), which are intended to limit the liability of online providers with respect to user- and subscriber-uploaded content. In addition, even if we ultimately succeed in demonstrating that the DMCA limits our liability, litigating these issues is costly and time-consuming. For details regarding pending lawsuits of this nature, see "Note 14— Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data.

Some countries outside of the United States have laws that, like the DMCA, limit the copyright infringement liability of service providers. However, these laws may impose different requirements upon us and may not protect us to the same degree as the DMCA. We cannot guarantee that we will be compliant with foreign requirements. For example, as described in "Note 14—Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data, we have been sued in Italy for the copyright infringement of our users.

If the laws limiting our liability for user and subscriber copyright infringement are changed, either by amendment, regulatory action or judicial interpretation, we could face increased compliance costs and increased risk of liability for copyright infringement. In 2018, the European Union passed Article 17 to revise the EU's existing framework for limiting the liability of service providers for copyright infringement. EU member state laws that have implemented Article 17 may require us to undertake new and costly screening activities or to obtain costly licenses from rights holders or both.

We may face liability for hosting a variety of tortious or unlawful materials.

In the United States, Section 230 of the Communications Decency Act generally limits our liability for hosting tortious and otherwise illegal content. The immunities conferred by Section 230 could be narrowed or eliminated through amendment, regulatory action or judicial interpretation. In 2018, Congress amended Section 230 to remove immunities for content that promotes or facilitates sex trafficking and prostitution. In the most recent session of Congress, multiple bills have been introduced to further limit Section 230. Some bills would repeal or substantially curtail Section 230, while some exempt specific claims or categories of content from Section 230's reach.

Laws like Section 230 generally do not exist outside of the United States, and some countries have enacted laws that require online content providers to remove certain pieces of content within short time frames. If we fail to comply with such laws, we could be subject to prosecution or regulatory proceedings. In addition, some countries may decide to ban our service based upon a single piece of content. We have been subject to temporary bans in certain countries, including India, Russia and Turkey, for hosting content that those governments determined to be illegal.

We may also face liability when we remove content and accounts that we believe are violating our acceptable use policy, and we have been sued in the past for certain content-removal decisions. While we believe that Section 230 allows us to restrict or remove certain categories of content, its protections may not always end a lawsuit at an early stage, potentially resulting in costly and time-consuming litigation.

We have faced negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law.

Individuals and groups may upload controversial content to our platform. Removing or failing to remove such content may result in negative publicity, which could harm our efforts to attract and retain users and subscribers. We have also faced criticism from users and subscribers for removing content and terminating accounts in compliance with the DMCA.

We collect, store, and process large amounts of content and personal information and any loss of or unauthorized access to such data could materially impact our business.

We collect, store and process large amounts of content and personal information of our users and subscribers. A significant portion of this data is private or intended for a limited audience. For example, one of our core product features is the ability of users and subscribers to set privacy settings to their videos and thereby determine how the video is to be distributed. A large portion of the videos we host are not publicly available or are available only through channels determined by our users. In addition, we rely on user information, including automatically collected information, to operate our business.

If we fail to secure our data, we might experience the loss, leakage, or inadvertent disclosure of such data. This may occur due to vulnerabilities in our software, human error, or internal or external malfeasance. We have experienced the leakage of data to actors who crawl our website and scrape data. We also routinely receive reports from security researchers regarding potential vulnerabilities in our applications or third party software that we use. We have also experienced cases where user error has caused private data to be exposed. Incidents affecting user data, regardless of the cause, take time for us to investigate and can be frustrating for our users.

A data breach could expose us to regulatory actions and litigation. Depending on the circumstances, we may be required to disclose a suspected breach to regulators, affected individuals and/or the public. This could lead to regulatory actions, including the possibility of fines, class-action or traditional litigation by affected individuals, reputational harm, costly investigation and remedial efforts, the triggering of indemnification obligations under data-protection agreements with subscribers, vendors, and partners and/or higher premiums for cyber insurance, as well as harm to our brand and customer confidence.

We have been the target of cyberattacks by malicious actors, and our actual or perceived failure to adequately protect personal information and confidential information that we (or our service providers or business partners) collect, store or process could trigger contractual and legal obligations, harm our reputation, subject us to liability and otherwise adversely affect our business including our financial results.

We have been targeted with cyberattacks in the past and may be targeted again. Potential attackers span a spectrum from unsophisticated amateurs to highly advanced organizations supported by state actors and use a variety of vectors, including malware, ransomware attacks, denial-of-service attacks, and social engineering. Malicious actors may seek to impede our services (e.g., a denial-of-service attack) or infiltrate our systems for the purpose of introducing malware (e.g., ransomware), deleting or corrupting data, or exfiltrating data.

A cyberattack may cause significant and lasting negative consequences. We may face significant expense in responding to the attack, severely diminished operational capacity, and the loss of data necessary to operate. If the attack results in a data breach, we may be subject to legal liability. Even if financial, legal, or operational harm is avoided, an attack could cause persistent reputational harm to our company. Like other global companies, we face an increasingly difficult challenge to attract and retain highly qualified security personnel to assist us in combatting these security threats.

Our users and subscribers could also be targeted by malicious actors. In the past, we have had instances in which user passwords were guessed by malicious actors or were exposed in breaches of other services and then used by malicious actors to access the user's account in our system. These cases take time to remediate and are frustrating for our users and subscribers, some of whom may blame us for the situation.

Risks Related to Laws and Regulations

We and our service providers collect, process, transmit and store certain personal information from our users, which creates legal obligations and exposes us to potential liability under federal, state, and international laws applicable to privacy and data protection.

We are subject to a variety of existing and new laws concerning the collection, storing, processing, and transferring of user information. In the U.S., we are subject to federal laws, such as Section 5 of the Federal Trade Commission Act, the Video Privacy Protection Act, and Children's Online Privacy Protection Act, as well as a variety of state laws including the California Consumer Privacy Act, the California Privacy Rights Act, and the Illinois Biometric Information Protection Act. Current or future privacy-related legislation and governmental regulations pertaining to the use of biometrics or other video analytics may affect how our business is conducted or expose us to unfavorable developments resulting from changes in the regulatory landscape. For example, laws such as the Illinois Biometric Information Privacy Act restrict the collection, use and storage of biometric information and provide a private right of action of persons who are aggrieved by violations of the act. Such legislation and regulations have exposed us to, and we expect that they will continue to expose us to, regulatory and litigation risks. Legislation and governmental regulations related to the use of biometrics and other video analytics may also influence our current and prospective customers' activities, as well as their expectations and needs in relation to our products and services. Compliance with these laws and regulations may be onerous and expensive, and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and the risk of liability. It is also not clear how existing and future laws and regulations governing issues such as biometrics and other video analytics apply or will be enforced with respect to the products and services we sell. The failure to comply with applicable privacy laws could lead to regulatory actions, including the possibility of fines, class-action or traditional litigation, reputational harm and/or costly investigation and remediation efforts. We have been sued for violating the Illinois Biometric Information Protection Act (see the section entitled "Part 1. Item 13—Commitments and Contingencies").

Outside of the U.S., we are subject to privacy laws of the countries in which we conduct business. For example, the European Union's General Data Protection Regulation ("GDPR") imposes detailed requirements related to the collection, storage and use of personal information related to people located in the EU. The GDPR authorizes fines up to 4% of a company's annual turnover. Privacy laws have proliferated in the past several years, both in the U.S. and worldwide. Because of the speed of change in the area of privacy law, it is impossible to foresee changes in the regulatory environment and we may be forced to make sudden operational shifts in an effort to maintain compliance. New laws, or new interpretations of or stricter enforcement of existing laws, may increase our compliance costs, restrict our ability to determine how our users are using our services, and increase our potential liability in the event of non-compliance. For example, in Europe, we have had to make changes to how we use cookies and other tracking technologies and these changes have reduced our visibility into how our users are using our services.

Our ability to transfer personal information to the United States and other jurisdictions may be restricted.

Some countries outside of the United States (including European Union member states, other members of the European Economic Area, Switzerland and the United Kingdom) may limit the transfer of certain data regarding their residents to other countries. Such laws have the potential to adversely affect our business. For example, prior to June 2020, many U.S companies (including Vimeo) participated in the U.S.-EU and U.S.-Swiss "Privacy Shield" program, which provided a basis on which to transfer personal information from the EU and Switzerland to the U.S. In June 2020, the EU High Court of Justice determined that the program did not adequately protect EU residents' privacy rights. We continue to transfer data from the EU to the U.S. under alternative legal bases, including standard contractual clauses, which were updated in 2021. The use of standard contractual clauses to legalize transfers to the U.S. has been challenged. In addition, rulings by certain European data protection authorities have indicated that, in some cases, U.S.-based providers cannot be used due to their inability to ensure that the personal information of European residents is safeguarded.

If we were unable to transfer personal information from the EU (or any other country), we could face fines for noncompliance and we may have to host personal information locally. Should this occur, we would face higher costs and operational challenges, which could adversely affect our business and gross margin.

Compliance obligations imposed by private entities may adversely affect our business.

Private-market participants may deploy technologies or require certain practices that limit our ability to obtain or use certain information about our users and subscribers. For example, Google has indicated that it will ultimately phase out the use of cookies to track users of its search services in future versions of its Chrome web browser, and Apple has updated its iOS mobile operating system to require app developers to obtain opt-in consent before tracking users of its various services. As these types of changes continue to be implemented, our ability to determine how our users and subscribers are using our video services and to use targeted advertising in a cost-effective manner may be limited.

We may fail to comply with laws regulating subscriptions and free trials.

Subscriptions to our video services automatically renew unless the subscriber cancels the subscription before the end of the current period, and we often provide free or discounted trial periods. There are various laws regulating such offers, such as the U.S. Restore Online Shoppers Confidence Act ("ROSCA") and analogous state-level laws. Non-compliance could result in voided contracts, lost revenue, damages and class action or traditional lawsuits.

Changes in laws or industry practices concerning subscription services may have a negative impact on renewal rates.

New laws or interpretations of existing laws may impose obligations that make it difficult or impossible to implement the automatic renewal of subscriptions to Vimeo's video service. For example, if we were required to obtain express opt-in consent for automatic renewal of our video service and were not permitted to deny transactions to people who fail to opt-in, the related rate of renewal would likely decrease substantially. Similarly, private entities involved in payment collection and processing may also effectively regulate subscriptions to our video services. Failure to comply with these rules could result in our inability to process automatic renewals. Finally, we have no control over policy decisions by app platforms regarding automatic renewals. Policy changes by app platforms could adversely impact our renewal rates for subscription to our video services, and in turn, our business.

The sale of our products is subject to a variety of sales, use and value-added taxes, both in the United States and worldwide.

In 2018, in South Dakota v. Wayfair, the United States Supreme Court held that states may charge taxes on purchases made by their residents from out-of-state sellers who have no physical nexus to the state. As a result of this decision, we are subject to taxes in states where one or more of our services is taxable, the state permits taxation based upon economic nexus, and we meet certain thresholds. We are also, as before, subject to taxes in states in which we maintain a physical presence. We cannot guarantee complete tax compliance.

We are required to comply with governmental export control laws and regulations. Our failure to comply with these laws and regulations could have an adverse effect on our business and operating results.

Our products are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce's Export Administration Regulations ("EAR") and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"). We may have experienced violations in the past and we cannot guarantee that the precautions we take will prevent future violations of export control and sanctions laws. If in the future we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us.

The interpretation and application of U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations could harm our business, revenue and financial results.

Tax reform has been a priority for governments worldwide and numerous proposals have been proposed or enacted. For example, the 2017 Tax Cuts and Jobs Act (the "Tax Act") changed how the United States imposes income tax on multinational corporations in a number of ways. The issuance of additional regulatory or accounting guidance may affect our analysis of the impact of the law on us and may harm our operating results and financial condition. Furthermore, the Tax Act eliminated the option to deduct research and development expenses in the current period and requires taxpayers to capitalize and amortize these expenses. Although Congress may consider legislation that would defer the capitalization and amortization requirement, there is no assurance that the provision will be repealed or otherwise modified. If the requirement is not repealed or modified, our net operating loss utilization will be accelerated. Additionally, further regulatory or legislative developments may also arise from the recently enacted Inflation Reduction Act, which introduced new provisions, including a 15% corporate alternative minimum tax for certain large corporations and an excise tax on stock repurchases. These provisions will be effective for the tax year after December 31, 2022 and may materially affect our financial position and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be subject to certain limitations.

As of December 31, 2022, we had U.S. federal net operating loss carryforwards ("NOLs") and tax credits (collectively, "tax attributes"), of approximately $79.8 million and $14.6 million, respectively. Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and other similar provisions. Further, the Tax Act changed the federal rules governing net operating loss carryforwards. For net operating loss carryforwards arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer's ability to utilize such carryforwards to 80% of taxable income. In addition, net operating loss carryforwards arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. Net operating loss carryforwards generated before January 1, 2018 will not be subject to the Tax Act's taxable income limitation and will continue to have a twenty-year carryforward period. Our tax attributes may also be impaired under state laws. Furthermore, our ability to utilize tax attributes of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of tax attributes, or other unforeseen reasons, our existing tax attributes could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our tax attributes, whether or not we attain profitability.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock has been, and may continue to be, volatile and has faced, and may continue to face, negative pressure.

The market price of our common stock has been and will likely continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

- actual or anticipated fluctuations in our operating results;

- domestic and worldwide economic conditions, including employment rates, inflation and interest rates;

- actions of securities analysts who initiate or maintain coverage of us, changes in earnings estimated by securities analysts or in our ability to meet those estimates;

- the operating and stock price performance of comparable companies;

- significant data breaches, disruptions to, or other incidents involving our products;

- changes to the regulatory and legal environment under which we operate;

- announcements by us or our competitors of new products, features, or services; and

- changes in relationships with significant customers.

These factors, among others, may result in short- or long-term negative pressure on the value of our common stock. In addition, technology stocks have historically and recently experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

Barry Diller and Joseph Levin are able to exercise significant influence over the composition of our Board of Directors, matters subject to stockholder approval and our operations.

As of December 31, 2022, Mr. Diller collectively held shares of our Class B common stock and common stock that represent approximately 38% of our total outstanding voting power. These shares are also subject to a voting agreement with Mr. Levin, Chief Executive Officer of IAC Inc. ("IAC") and the chairman of our Board of Directors.

As a result of this beneficial ownership of our securities, such individuals are, collectively, in a position to influence (subject to our organizational documents and Delaware law), the composition of our Board of Directors and the outcome of corporate actions requiring shareholder approval, such as mergers, business combinations and dispositions of assets, among other corporate transactions. The disparity between the voting power of the holders of our Class B common stock and the corresponding economic ownership position could also create incentives for such holders to either seek to obtain benefits for themselves (in the form of compensation or other contractual benefits, for example) in a form not available to all stockholders on a pro rata basis. In addition, this concentration of investment and voting power could discourage others from initiating a potential merger, takeover or other change of control transaction that may otherwise be beneficial to us and our stockholders, which could adversely affect the market price of our securities.

In addition, the holders of our Class B common stock could sell all or a portion of those shares to a third party, which could result in the purchaser obtaining significant influence over us, the composition of our Board of Directors, matters subject to stockholder approval and our operations, without consideration being paid to holders of shares of our common stock, and without holders of shares of our common stock having a right to consent to the identity of such purchaser.

Our dual-class common stock structure and aspects of our charter and by-laws may negatively impact the market price of our common stock.

Our Class B common stock has 10 votes per share and our common stock has one vote per share. We cannot predict whether our dual-class common stock structure, combined with the concentrated voting power of Mr. Diller as the holder of all of our outstanding Class B common stock, will result in a lower or more volatile market price of our common stock, or other adverse consequences.

For example, certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our capital stock may prevent the inclusion of our common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our common stock. Any exclusion from stock indices could result in a less active trading market for our common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our common stock.

The difference in the voting rights between our common stock and Class B common stock could also harm the value of our common stock to the extent that any investor or potential future purchaser of our common stock ascribes value to the right of holders of our Class B common stock to ten votes per share of Class B common stock, or could potentially result in our Class B common stock of receiving higher consideration in a sale of our company than that paid to holders of our common stock. The existence of two classes of common stock could also result in less liquidity for our common stock than if there were only one class of common stock.

In addition, our charter and by-laws require securities actions to be brought in federal court and derivative actions to be filed in Delaware. These features may impact the value of our stock.

We do not expect to declare any regular cash dividends in the foreseeable future.

Vimeo, Inc. has never declared or paid any cash dividends on its capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, holders of our common stock may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Risks Relating to the Spin-off and our Relationship with IAC

If the Spin-off were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we and our stockholders could suffer material adverse consequences.

As described more fully in Item 7 under the heading "Spin-off," on May 25, 2021, Vimeo completed its separation from the remaining businesses of IAC through a series of transactions (which we refer to as the "Spin-off") that resulted in the distribution of new capital stock to pre-transaction stockholders of IAC and stockholders of the pre-transaction Vimeo operating entity (which we refer to as the "Distribution"). In connection with the Spin-off, IAC received an opinion of IAC's outside counsel, among other things, to the effect that the Distribution would qualify as a "reorganization" within the meaning of Sections 368(a)(1)(D) and 355(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The opinion of counsel was based upon and relied on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of IAC and Vimeo, including those relating to the past and future conduct of IAC and Vimeo. If any of these representations, statements or undertakings was at the time of the Spin-off, is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the transaction-related agreements and documents or in any document relating to the opinion of counsel are inaccurate or not complied with by IAC, Vimeo or any of their respective subsidiaries, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the opinion of counsel regarding the Distribution, the U.S. Internal Revenue Service (the "IRS") could determine that the Distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel were based are inaccurate or have not been complied with. The opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by IAC of the opinion of counsel, there can be no assurance that the IRS will not assert that the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such a challenge, we and our stockholders could suffer material adverse consequences.

If the Distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, IAC would recognize a taxable gain as if it had sold the Vimeo stock in a taxable sale for its fair market value. In such circumstance, IAC stockholders who received Vimeo common stock in the Distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. Even if the Distribution were otherwise to qualify as a tax-free transaction under Sections 355(a) and 368(a)(1)(D) of the Code, the Distribution may result in taxable gain to IAC, but not its stockholders, under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in IAC or Vimeo. For this purpose, any acquisitions of IAC stock or Vimeo stock within the period beginning two years before, and ending two years after, the Distribution are presumed to be part of such a plan, although IAC or Vimeo may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable regulations promulgated from time to time under the Code (collectively, "Treasury Regulations").

In connection with the Spin-off, IAC and Vimeo entered into a tax matters agreement pursuant to which, among other things, each of IAC and Vimeo are responsible for certain tax liabilities and obligations following the Spin-off. Under the tax matters agreement, Vimeo is generally required to indemnify IAC for any taxes resulting from the failure of the Distribution to qualify for the intended tax-free treatment (and related amounts) to the extent that the failure to so qualify is attributable to (i) an acquisition of all or a portion of the equity securities or assets of Vimeo, whether by merger or otherwise (and regardless of whether Vimeo participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by Vimeo or (iii) any of the representations or undertakings made by Vimeo in any of the Spin-off related agreements or in the documents relating to the opinion of counsel being incorrect or violated. Any such indemnity obligations could be material.

We may not be able to engage in desirable capital-raising or strategic transactions following the Spin-off.

Under current U.S. federal income tax law, a distribution that otherwise qualifies for tax-free treatment can be rendered taxable to the distributing corporation and its stockholders, as a result of certain post-distribution transactions, including certain acquisitions of shares or assets of the corporation the stock of which is distributed. To preserve the tax-free treatment of the Distribution, the tax matters agreement imposes certain restrictions on us and our subsidiaries during the two-year period following the Distribution (including restrictions on share issuances, business combinations, sales of assets and similar transactions). The tax matters agreement also prohibits us from taking or failing to take any other action that would prevent the Distribution from qualifying as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. These restrictions may limit our ability to pursue certain equity issuances, strategic transactions (including acquisitions by others of the Company), repurchases or other transactions that we may otherwise believe to be in the best interests of our stockholders or that might increase the value of our business.

Actual or potential conflicts of interest may develop between our management and directors, on the one hand, and the management and directors of IAC, on the other hand, or between management and directors of either entity and the management and directors of Expedia Group, Inc. or Match Group, Inc.

Certain of our and IAC's executive officers and directors own both IAC capital stock and Vimeo capital stock, and certain members of IAC's senior management team are members of our Board of Directors. This overlap could create, or appear to create, potential conflicts of interest when IAC's and our directors and executive officers face decisions that could have different implications for IAC and Vimeo. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between IAC and Vimeo regarding terms of the agreements governing the relationship between IAC and Vimeo after the Spin-off, including the separation agreement, the employee matters agreement, the tax matters agreement, the transition services agreement or any commercial agreements between the parties or their affiliates. Potential conflicts of interest could also arise if IAC and Vimeo enter into any commercial arrangements in the future.

Additionally, we have a provision in our certificate of incorporation providing that no officer or director of Vimeo who is also an officer or director of IAC, Expedia Group or Match Group will be liable to Vimeo or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to any of such entities instead of Vimeo, or does not communicate information regarding a corporate opportunity to Vimeo that the officer or director has directed to any of such entities. The corporate opportunity provision may have the effect of exacerbating the risk of potential conflicts of interest between IAC and Vimeo, or between Vimeo and Expedia Group or Match Group, because the provision effectively shields an overlapping director/executive officer from liability for breach of fiduciary duty in the event that such director or officer chooses to direct a corporate opportunity to one of such entities instead of to Vimeo.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We recruit and hire employees in jurisdictions around the world based on a range of factors, including the available talent pool, the type of work being performed, the relative cost of labor, regulatory requirements and costs, and other considerations. Since April 2020, the majority of our workforce has been working remotely. Our facilities, most of which are leased in the United States and various jurisdictions abroad, generally consist of executive and administrative offices, data centers and sales offices. All of our offices are leased, and we do not own any real property.

Our corporate headquarters are located at 330 West 34th Street in New York, New York. We believe that our current facilities are adequate to meet our foreseeable needs. We believe that suitable additional or alternative space would be available on commercially reasonable terms, as necessary, to accommodate our future growth.

Item 3. Legal Proceedings

The information set forth under "Note 14— Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities

Market Information for Our Common Stock

Our common stock has been listed on Nasdaq under the symbol "VMEO" since May 25, 2021. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of February 17, 2023, we had 911 holders of record of our common stock and one holder of record of our Class B common stock. Because many of our shares of common stock are held in street name by brokers and other nominees on behalf of stockholders, we are unable to estimate the total number of beneficial owners of our common stock represented by these holders of record.

Dividend Policy

Vimeo, Inc. has never declared or paid any cash dividends on its capital stock. Prior to the Spin-off, on November 5, 2020, the Vimeo OpCo board of directors declared a cash dividend in the amount of $0.22 per share of Vimeo OpCo voting common stock and Vimeo OpCo non-voting common stock. The dividend payment date was set as November 13, 2020, and the dividend was paid to Vimeo OpCo stockholders of record as of the close of business on November 5, 2020.

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item is incorporated by reference from the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans" included in Part III. Item 12 of this Annual Report on Form 10-K.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act.

The following graph compares (i) the cumulative total stockholder return on our common stock from May 25, 2021 (the date our common stock commenced regular-way trading on Nasdaq) through December 31, 2022 with (ii) the cumulative total return of the Standard & Poor's ("S&P") 500 Index and the Standard & Poor's Information Technology Index over the same period, assuming the investment of $100 in our common stock and in both of the other indices on May 25, 2021 and the reinvestment of dividends. The graph uses the closing market price on May 25, 2021 of $45.39 per share as the initial value of our common stock. As discussed above, we have never declared or paid a cash dividend on our common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future. The returns shown are based on historical results and are not intended to suggest future performance.



Indexed Total Return

Legend: VMEO — S&P 500 - Total Return — S&P 500 Information Technology - Total Return

$94
$91
$8

Recent Sales of Unregistered Securities

We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were used in the below issuances.

Minority Investments in Vimeo OpCo

On November 5, 2020, Vimeo.com, Inc. ("Vimeo OpCo," formerly known as Vimeo, Inc.) and IAC Group, LLC ("IAC Group") entered into an investment agreement (the "November 2020 Investment Agreement") with entities affiliated with Thrive Capital (the "Thrive Entities") and an entity affiliated with GIC Private Limited (together with the Thrive Entities, the "November Investors"), pursuant to which on November 10, 2020, the November Investors acquired an aggregate of 8,655,510 shares of Vimeo voting common stock for an aggregate purchase price of approximately $150 million, or $17.33 per share, with the transaction valuing Vimeo at an enterprise value of approximately $2.75 billion.

In connection with the investment, Vimeo OpCo, IAC Group and the November Investors entered into an amendment to the existing Vimeo OpCo shareholders agreement. The majority of the provisions of the Vimeo shareholders agreement terminated upon the consummation of the Spin-off and/or the Merger, other than certain confidentiality and registration rights provisions. Additionally, pursuant to the amendment to the Vimeo shareholders agreement, Vimeo OpCo and IAC Group agreed that if the Thrive Entities continue to own at least 75% of the shares of Vimeo voting common stock acquired by the Thrive Entities pursuant to the November 2020 Investment Agreement, and the Thrive Entities owned at least 2% of the outstanding common stock of Vimeo at the time of the Spin-off, the Thrive Entities would have the right to recommend a candidate for consideration for appointment to the initial post-Spin-off Vimeo board of directors, and Vimeo and IAC Group would consider such candidate in good faith.

In addition, the amendment to the Vimeo OpCo shareholders agreement specified certain separation principles relating to a potential Spin-off, with the November Investors' agreement to cooperate with the Spin-off generally conditioned on compliance with such separation principles (other than departures not materially adverse to the November Investors). The amendment to the shareholders agreement also required that, in connection with the Spin-off, all holders of Vimeo OpCo shares, other than IAC and its affiliates, be given the benefit of an anti-dilution adjustment described in the joint prospectus filed by Vimeo and IAC with the SEC on April 8, 2021.

On January 25, 2021, Vimeo OpCo and IAC Group entered into investment agreements with funds and accounts advised by T. Rowe Price Associates, Inc. and entities affiliated with Oberndorf Enterprises, LLC, pursuant to which Vimeo OpCo issued and sold 6,170,934 shares of Vimeo OpCo voting common stock for $200 million, or $32.41 per share, at a $5.2 billion pre-money valuation, and 2,828,854 shares of Vimeo OpCo voting common stock for $100 million, or $35.35 per share, at a $5.7 billion pre-money valuation.

In connection with the investment, the investors became parties to the Vimeo OpCo shareholders agreement.

Dividend Payment

On November 5, 2020, prior to the completion of the investment pursuant to the November 2020 Investment Agreement, the Vimeo OpCo board of directors declared a cash dividend in the amount of $0.22 per share of Vimeo OpCo voting common stock and Vimeo OpCo non-voting common stock. The dividend payment date was set as November 13, 2020, and the dividend was paid to Vimeo OpCo stockholders of record as of the close of business on November 5, 2020.

Grants of Equity Awards

During the years ended December 31, 2022 and 2021, we granted stock-based compensation generally in the form of restricted stock units, pursuant to the 2021 Plan. Additionally, during the year ended December 31, 2021, we entered into a Restricted Stock Agreement (the "RSA") with Joseph Levin, Chairman of the Vimeo Board of Directors and IAC's Chief Executive Officer, which provided for a grant of 4,870,500 shares of Vimeo common stock ("Vimeo Restricted Shares"). For further information, see Note 11—Stock-Based Compensation" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data of this Annual Report on Form 10-K. The issuances of these securities were exempt pursuant to Rule 701, as transactions pursuant to a compensatory benefit plan, or Section 4(a)(2) of the Securities Act for transactions by an issuer not involving a public offering or Regulation S under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Issuer Purchase of Equity Securities

None.

Item 6. Reserved

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for Vimeo

Spin-off

On May 25, 2021, Vimeo completed its separation from the remaining businesses of IAC/InterActiveCorp ("IAC") through a series of transactions (which we refer to as the "Spin-off") that resulted in the pre-transaction stockholders of IAC directly owning shares in both IAC and Vimeo, and in Vimeo becoming a separately traded public company.

The Spin-off was structured to include the following steps:

- Certain restructuring transactions, including, among other things, the transfer to Vimeo of IAC's equity interests in Vimeo.com, Inc. ("Vimeo OpCo," formerly known as Vimeo, Inc.), and the repayment by Vimeo OpCo of all outstanding intercompany debt owed to IAC and its subsidiaries (other than Vimeo OpCo's subsidiaries).

- Amending IAC's certificate of incorporation to provide for:

  ◦ the reclassification of each share of IAC common stock, par value $0.001 into (i) one share of IAC common stock, par value $0.0001 and (ii) 1/100th of a share of IAC Series 1 mandatorily exchangeable preferred stock that was automatically exchanged for a number of shares of Vimeo common stock equal to an exchange ratio of 1.6235 (the "Spin-off Exchange Ratio," with holders receiving cash in lieu of any fractional shares of Vimeo common stock resulting, after aggregation, from the reclassification); and

  ◦ the reclassification of each share of IAC Class B common stock, par value $0.001 into (i) one share of IAC Class B common stock, par value $0.0001 and (ii) 1/100th of a share of IAC Series 2 mandatorily exchangeable preferred stock that was automatically exchanged for a number of shares of Vimeo Class B common stock equal to the Spin-off Exchange Ratio (with holders receiving cash in lieu of any fractional shares of Vimeo Class B common stock resulting, after aggregation, from the reclassification).

- The effectiveness of certain other amendments to IAC's certificate of incorporation.

Prior to the Spin-off, IAC indirectly owned approximately 88% of Vimeo OpCo's outstanding shares, with the remaining Vimeo OpCo shares held by third parties. In connection with the Spin-off, the Vimeo OpCo shareholders agreement required IAC to cause the conversion of the Vimeo OpCo shares held by such non-IAC Vimeo OpCo stockholders into Vimeo common stock, which we refer to as the "Vimeo minority exchange." The shareholders agreement also required that the non-IAC Vimeo OpCo stockholders be compensated (in the form of additional Vimeo equity) for dilution resulting from the issuance of Vimeo options in respect of vested IAC employee option awards that were adjusted in the Spin-off. Each such Vimeo OpCo shareholder was compensated for their ratable portion of 50% of the intrinsic value of the Vimeo options so issued, measured at the time of the Spin-off. The Vimeo Merger, as defined below, was completed pre-market on May 25, 2021 and satisfied these obligations.

On the terms and subject to the conditions of the Agreement and Plan of Merger, as amended and restated on March 12, 2021 (the "Vimeo Merger Agreement"), following the Spin-off on May 25, 2021, Stream Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Vimeo ("Merger Sub") merged with and into Vimeo OpCo, with Vimeo OpCo surviving as a wholly-owned subsidiary of Vimeo (the "Vimeo Merger"). Each share of Vimeo OpCo capital stock held prior to the Vimeo Merger by a non-IAC Vimeo OpCo stockholder was converted into 1.0143 ("Vimeo Merger Exchange Ratio") shares of Vimeo common stock (with holders receiving cash in lieu of any fractional shares of Vimeo common stock resulting, after aggregation, from the Vimeo Merger).

Additionally, each restricted stock unit ("RSU") corresponding to shares of Vimeo OpCo ("Vimeo OpCo RSU") was converted into an RSU corresponding to shares of Vimeo common stock ("Vimeo RSU"), with the number of shares covered by such Vimeo RSU equal to the number of shares covered by the Vimeo OpCo RSU times the Vimeo Merger Exchange Ratio. Each stock appreciation right ("SAR") corresponding to shares of Vimeo OpCo ("Vimeo OpCo SAR") was converted into a SAR corresponding to shares of Vimeo common stock ("Vimeo SAR"), with the number of shares covered by such Vimeo SAR equal to the number of shares covered by the Vimeo OpCo SAR times the Vimeo Merger Exchange Ratio and the per share exercise price of such Vimeo SAR equal to the per share exercise price of the Vimeo OpCo SAR divided by the Vimeo Merger Exchange Ratio.

Operating Metrics and Key Terms:

The Company has adjusted its operating metrics and key terms by disaggregating our revenue and associated metrics into three categories. We believe that this better reflects how the Company is managed and provides greater clarity into the Company's business for its stockholders. Please see below for a description of these operating metrics and key terms and the changes from our prior presentation.

		Years Ended December 31,		
		2022		**2021**
		(In thousands, except ARPU)		
Self-Serve & Add-Ons:				
Subscribers		1,505.0		1,554.7
Average Subscribers		1,529.9		1,443.6
ARPU	$	199	$	191
Bookings	$	297,312	$	301,463
Vimeo Enterprise:				
Subscribers		2.2		1.6
Average Subscribers		1.9		1.2
ARPU	$	20,321	$	19,683
Bookings	$	46,781	$	30,567
Other:				
Subscribers		93.3		138.7
Average Subscribers		116.0		168.0
ARPU	$	767	$	555
Bookings	$	67,015	$	72,565

When the following terms appear in this Management's Discussion and Analysis of Financial Condition and Results of Operations for Vimeo, they have the meanings indicated below:

- **Self-Serve & Add-Ons** relates to our subscription plans sold directly online, and any add-on services tied to those online subscriptions. This includes our Starter, Standard, and Advanced subscription plans, and add-on services such as bandwidth charges which are sold through our sales force to subscribers of one of our plans if they exceed a certain threshold of bandwidth. Revenue and operating metrics derived from add-on services such as bandwidth charges had previously been included in Sales-Assisted.

- **Vimeo Enterprise** relates to our video offering designed for teams and organizations, which includes the same capabilities of our Self-Serve & Add-Ons plus enterprise-grade features such as advanced security, custom user permissions, single-sign on for employees, interactive video, and marketing software integrations. Vimeo Enterprise is sold through our sales force and is often an upgrade from Vimeo's Self-Serve & Add-Ons as the number of users or use cases in an organization grows. Revenue and operating metrics derived from Vimeo Enterprise had previously been included in Sales-Assisted.

- **Other** relates to products and services we offer outside of Self-Serve & Add-Ons and Vimeo Enterprise, primarily our over-the-top ("OTT") video monetization solution that allows customers to launch and run their own video streaming channel directly to their audience through a branded web portal, mobile apps and Internet-enabled TV apps. Other also includes Magisto, Livestream, WIREWAX, and Wibbitz. Revenue and operating metrics derived from OTT, WIREWAX, Wibbitz, and portions of Livestream had previously been included in Sales-Assisted. Revenue and operating metrics derived from Magisto and portions of Livestream had previously been included in Self-Serve.

- **Subscribers** is the number of users who have an active subscription to one of Vimeo's paid plans measured at the end of the relevant period. Vimeo counts each account with a subscription plan as a subscriber. In the case of customers who maintain accounts across Self-Serve & Add-Ons, Vimeo Enterprise, and Other, Vimeo counts them as one subscriber for each of the components in which they maintain a subscription. Vimeo does not count team members who have access to a subscriber's account as additional subscribers.

- **Average Subscribers** is the sum of the number of Subscribers at the beginning and at the end of the relevant measurement period divided by two.

- **Average Revenue per User ("ARPU")** is the annualized revenue for the relevant period divided by Average Subscribers. For periods that are less than a full year, annualized revenue is calculated by dividing the revenue for that particular period by the number of calendar days in the period and multiplying this value by the number of days in that year.

- **Bookings** consists of fixed fees for SaaS services, measured at the end of the relevant period, that subscribers have paid or committed to pay during their subscription period or 12 months, whichever is shorter, less refunds and chargebacks during the same period.

- **Gross Margin** is revenue less cost of revenue, divided by revenue.

- **Cost of revenue** consists primarily of hosting fees, credit card processing fees, compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in customer care functions, traffic acquisition costs, which includes the amortization of in-app purchase fees, outsourced customer care personnel costs, rent expense and facilities costs. In-app purchase fees are monies paid to Apple and Google in connection with the processing of in-app purchases of subscriptions and product features through the in-app payment systems provided by Apple and Google.

- **Research and development expense** consists primarily of compensation expense and other employee-related costs and stock-based compensation expense that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology, software license and maintenance costs, rent expense and facilities costs.

- **Sales and marketing expense** consists primarily of advertising expenditures, which include online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which includes conferences and events, compensation expense and other employee-related costs and stock-based compensation expense for Vimeo's sales force and marketing personnel, software license and maintenance costs, rent expense and facilities costs.

- **General and administrative expense** consists primarily of compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in executive management, finance, legal, tax, information technology and human resources, provision for credit losses, fees for professional services (including transaction-related costs related to the Spin-off and acquisitions), rent expense, facilities costs, and software license and maintenance costs.

- **Credit Facility** - On February 12, 2021, Vimeo OpCo entered into a $100 million revolving credit facility, which expires on February 12, 2026. At December 31, 2022, there were no outstanding borrowings under the Credit Facility.

- **Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")** is a non-GAAP financial measure. See "Principles of Financial Reporting" for the definition of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA for the years ended December 31, 2022 and 2021.

MANAGEMENT OVERVIEW

Vimeo is the world's leading all-in-one video software solution, providing the full breadth of video tools through a software-as-a-service model. Vimeo's comprehensive and cloud-based tools empower its users to create, collaborate and communicate with video on a single, turnkey platform.

Sources of Revenue

Vimeo's revenue is derived primarily from SaaS subscription fees paid by customers for subscription plans. Revenue is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that the service is made available to the customer. Subscription periods generally range from one month to three years with the most common being an annual subscription and are generally non-cancellable.

Distribution, Marketing and Advertiser Relationships

Vimeo pays to market and distribute its services on third-party search engines and social media websites, and through e-mail campaigns, display advertising, video advertising and affiliate marketing. Vimeo also pays traffic acquisition costs, which consist of fees paid to Apple and Google related to the distribution and the facilitation of in-app purchases of product features. These distribution channels might also offer other third parties services and products, which compete with those Vimeo offers.

Vimeo also markets and offers its services and products through branded websites, allowing customers to transact directly with it in a convenient manner. Vimeo has made significant investments, and expects to scale investments, in online marketing to drive traffic to its websites.

Results of Operations

The following discussion should be read in conjunction with Item 8—Consolidated Financial Statements and Supplementary Data. For a discussion regarding our financial condition and results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the annual audited consolidated financial statements for the year ended December 31, 2021 and notes thereto included in the Form 10-K of Vimeo, Inc. filed with the Securities Exchange Commission on March 1, 2022.

Results of operations for the periods presented as a percentage of our revenue are as follows:

	Years Ended December 31,	
	2022	2021
	(as a % of revenue)	
Revenue	100 %	100 %
Cost of revenue (exclusive of depreciation shown separately below)	24	26
Gross profit	76	74
Operating expenses:		
Research and development expense	29	27
Sales and marketing expense	39	39
General and administrative expense	25	22
Depreciation	1	—
Amortization of intangibles	1	1
Total operating expenses	95	89
Operating loss	(19)	(16)
Interest expense	—	—
Interest expense—related party	—	—
Other income, net	1	3
Loss before income taxes	(18)	(13)
Income tax provision	—	—
Net loss	(18)%	(13)%

Revenue

	Years Ended December 31,			
	2022	**2021**	**Change**	**% Change**
	(In thousands)			
Self-Serve & Add-Ons	$ 304,726	$ 275,259	$ 29,467	11 %
Vimeo Enterprise	39,271	23,236	16,035	69
Other	89,031	93,183	(4,152)	(4)
Total revenue	$ 433,028	$ 391,678	$ 41,350	11 %

Revenue increased $41.4 million, or 11%, due primarily to increases of $29.5 million or 11% in Self-Serve & Add-Ons and $16.0 million or 69% in Vimeo Enterprise, partially offset by a decrease of $4.2 million or 4% in Other. The increase in Self-Serve & Add-Ons was primarily due to an increase in Average Subscribers and ARPU. The increase in Vimeo Enterprise was primarily due to an increase in Average Subscribers. The decrease in Other was primarily due to the Company actively deprecating the consumer-facing portion of the Magisto business.

Cost of revenue (exclusive of depreciation shown separately below) and Gross profit

	Years Ended December 31,			
	2022	**2021**	**Change**	**% Change**
	(In thousands)			
Cost of revenue (exclusive of depreciation shown separately below)	$ 103,595	$ 102,537	$ 1,058	1 %
Gross profit	$ 329,433	$ 289,141	$ 40,292	14 %
Gross profit margin	76%	74%		

Cost of revenue increased $1.1 million, or 1%, due primarily to an increase of $2.5 million in hosting fees, partially offset by a decrease of $1.5 million in in-app purchase fees. The increase in hosting fees was due to an increase in content storage requirements. The decrease in-app purchase fees was primarily due to the Company actively deprecating the consumer-facing portion of the Magisto business.

Gross profit increased $40.3 million, or 14%, due primarily to the increase in revenue and cost optimization initiatives for hosting, which as a percentage of revenue decreased.

Operating Expenses

	Years Ended December 31,			
	2022	**2021**	**Change**	**% Change**
	(In thousands)			
Research and development expense	$ 127,661	$ 105,586	$ 22,075	21 %
Sales and marketing expense	170,401	152,691	17,710	12
General and administrative expense	107,011	85,111	21,900	26
Depreciation	2,198	923	1,275	NM
Amortization of intangibles	5,100	5,846	(746)	(13)
Total operating expenses	$ 412,371	$ 350,157	$ 62,214	18 %

Research and development expense increased $22.1 million, or 21%, due primarily to increased investment in products and $2.3 million in restructuring costs. The increased investment included $16.9 million in compensation expense and other employee-related costs and $4.3 million in stock-based compensation expense. The increase in compensation expense and other employee-related costs was due primarily to increased headcount. The increase in stock-based compensation expense was due primarily to increased headcount, partially offset by a benefit in stock-based compensation expense due to modifying certain equity awards in connection with the departure of an executive, as well as a decrease in the impact of the modification of certain equity awards in connection with the Spin-off and Vimeo Merger.

Sales and marketing expense increased $17.7 million, or 12%, due primarily to increases of $15.3 million in compensation expense and other employee-related costs, $5.3 million in stock-based compensation expense, $4.5 million in software license and maintenance costs, and $1.1 million in restructuring costs, partially offset by a decrease of $10.8 million in advertising costs. The increases in compensation expense and other employee-related costs, stock-based compensation expense, and software license and maintenance costs were due primarily to growth in the sales force. The decrease in advertising costs was due primarily to cost optimization initiatives.

General and administrative expense increased $21.9 million, or 26%, due primarily to increases of $13.6 million in compensation expense and other employee-related costs, $9.3 million in stock-based compensation expense, and $6.2 million in provision for credit losses, partially offset by a decrease of $9.0 million in professional fees. The increase in compensation expense and other employee-related costs was due primarily to increased headcount. The increase in stock-based compensation was due primarily to increased headcount and the timing of the Vimeo Restricted Shares (as described in "Note 11—Stock-Based Compensation"), which were granted in the second quarter of 2021, partially offset by a decrease in the impact of the modification of certain equity awards in connection with the Spin-off and Vimeo Merger. The increase in the provision for credit losses was due primarily to growth in the business and an increase in aged accounts receivable balances in the first half of 2022. The decrease in professional fees was primarily due to decreases in costs associated with business acquisitions, the implementation of new enterprise systems and third-party recruiting services.

Depreciation increased $1.3 million, due primarily to fully depreciating certain leasehold improvements and equipment in the second quarter of 2022 in connection with the Company's decision to not renew its lease for the space we occupied in IAC's headquarters.

Amortization of intangibles decreased $0.7 million, or 13%, due primarily to certain intangibles that were amortized using an accelerated method of amortization, partially offset by the amortization of intangibles acquired in connection with the acquisitions of Wibbitz and WIREWAX in the fourth quarter of 2021.

Operating loss

	Years Ended December 31,			
	2022	2021	Change	% Change
	(In thousands)			
Operating loss	$ (82,938)	$ (61,016)	$ (21,922)	36 %

Operating loss increased $21.9 million, or 36%, due to an increase in operating expenses of $62.2 million, or 18%, partially offset by an increase in gross profit of $40.3 million, or 14%. The increase in operating expenses was due primarily to increases in compensation expense and other employee-related costs of $45.8 million, stock-based compensation expense of $18.9 million, provision for credit losses of $6.2 million, software license and maintenance costs of $5.2 million, and restructuring costs of $4.2 million, partially offset by decreases in advertising costs of $10.8 million and professional fees of $9.5 million. The increase in gross profit was due to higher revenue and improved gross profit margin (76% in 2022 compared to 74% in 2021).

Adjusted EBITDA

	Years Ended December 31,			
	2022	2021	Change	% Change
	(In thousands)			
Adjusted EBITDA	$ (8,233)	$ (9,354)	$ 1,121	(12)%
As a percentage of revenue	(2)%	(2)%		

For a reconciliation of net loss to Adjusted EBITDA, see "Principles of Financial Reporting."

Adjusted EBITDA increased $1.1 million to a loss of $8.2 million, due to higher revenue and improved gross profit margin, and decreases in advertising costs and professional fees, partially offset by increases in compensation expense and other employee-related costs, provision for credit losses, and software license and maintenance costs.

Non-Operating Expenses

			Years Ended December 31,					
		2022		**2021**		**Change**		**% Change**
				(In thousands)				
Interest expense	$	(491)	$	(438)	$	(53)		12 %
Interest expense—related party	$	—	$	(726)	$	726		(100)
Foreign exchange gains (losses), net	$	1,893	$	(2)	$	1,895		NM
Interest income		3,866		83		3,783		NM
Gain on sale of an asset		—		10,151		(10,151)		(100)
Other, net		5		9		(4)		(39)
Other income, net	$	5,764	$	10,241	$	(4,477)		(44)%

Interest expense related to amortization of deferred financing costs and commitment fees associated with the Credit Facility, which commenced on February 12, 2021. See "—Liquidity and Capital Resources—Revolving Credit Facility" for additional information about the Credit Facility.

Interest expense—related party was interest charged by IAC and its subsidiaries on the related party notes which were repaid to IAC in January 2021.

Foreign exchange gains (losses), net increased due primarily to strengthening of the U.S. Dollar.

Interest income increased due primarily to an increase in interest rates on the Company's money market funds.

Gain on sale of an asset for the year ended December 31, 2021 related to the sale of Vimeo's retained interest in its former hardware business.

Income tax provision

			Years Ended December 31,					
		2022		**2021**		**Change**		**% Change**
				(In thousands)				
Income tax provision	$	(1,926)	$	(828)	$	(1,098)		NM

For further details of income tax matters, see "Note 4—Income Taxes" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data.

Income tax provision primarily related to international and state taxes for jurisdictions in which Vimeo conducts business and increased due primarily to an increase in pre-tax income in international jurisdictions.

PRINCIPLES OF FINANCIAL REPORTING

We have provided Adjusted EBITDA in this report to supplement our financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We use this non-GAAP financial measure internally in analyzing our financial results and believe that use of this non-GAAP financial measure is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present a similar non-GAAP financial measure. However, our presentation of this non-GAAP financial measure may differ from the presentation of similarly titled measures by other companies. Adjusted EBITDA is one of the metrics on which our internal budgets are based and also one of the metrics by which management is compensated. We believe that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure. We encourage investors to examine the reconciling adjustments between the GAAP and corresponding non-GAAP measure, which we discuss below.

Definition of Non-GAAP Measure

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating loss excluding: (1) stock-based compensation expense; (2) depreciation; (3) acquisition-related items consisting of (i) amortization of intangible assets, (ii) impairments of goodwill and intangible assets, if applicable, and (iii) gains and losses recognized on changes in the fair value of contingent consideration arrangements; and (4) restructuring costs associated with exit or disposal activities such as a reduction in force. We believe this measure is useful for analysts and investors as this measure allows a more meaningful comparison between our performance and that of our competitors. The above items are excluded from our Adjusted EBITDA measure because these items are either non-cash or nonrecurring in nature. Adjusted EBITDA has certain limitations because it excludes the impact of these expenses.

The reconciliation of net loss to Adjusted EBITDA is as follows:

	Years Ended December 31,	
	2022	**2021**
	(In thousands)	
Net loss	$ (79,591)	$ (52,767)
Add back:		
Income tax provision	1,926	828
Other income, net	(5,764)	(10,241)
Interest expense—related party	—	726
Interest expense	491	438
Operating loss	(82,938)	(61,016)
Add back:		
Stock-based compensation expense	64,340	44,893
Depreciation	2,198	923
Amortization of intangibles	5,100	5,846
Contingent consideration	(1,116)	—
Restructuring costs	4,183	—
Adjusted EBITDA	$ (8,233)	$ (9,354)

Items That Are Excluded From Non-GAAP Measure

Stock-based compensation expense consists of expense associated with the grants of Vimeo stock-based awards. These expenses are not paid in cash and we view the economic costs of stock-based awards to be the dilution to our share base. We also consider the dilutive impact of stock-based awards in GAAP diluted earnings per share, to the extent such impact is dilutive.

Depreciation is a non-cash expense relating to our leasehold improvements and equipment and is computed using the straight-line method to allocate the cost of depreciable assets to operations over their estimated useful lives, or, in the case of leasehold improvements, the lease term, if shorter.

Amortization of intangible assets and impairments of goodwill and intangible assets are non-cash expenses related to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as customer relationships, technology and trade names, are valued and amortized over their estimated lives. An impairment is recorded when the carrying value of an intangible asset or goodwill exceeds its fair value. We believe that intangible assets represent costs incurred by the acquired company to build value prior to acquisition and the related amortization and impairments of intangible assets or goodwill, if applicable, are not ongoing costs of doing business.

Gains and losses recognized on changes in the fair value of contingent consideration arrangements are accounting adjustments to report contingent consideration liabilities at fair value. These adjustments can be highly variable and are excluded from our assessment of performance because they are considered non-operational in nature and, therefore, are not indicative of current or future performance or the ongoing cost of doing business.

Restructuring costs consist of costs associated with exit or disposal activities such as severance and other post-employment benefits paid in connection with a reduction in force. We consider these costs to be non-recurring in nature and therefore, are not indicative of current or future performance or the ongoing cost of doing business.

VIMEO'S FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Financial Position

	December 31,	
	2022	**2021**
	(In thousands)	
Cash and cash equivalents:		
United States	$ 265,252	$ 317,134
All other countries	9,245	4,766
Total cash and cash equivalents	$ 274,497	$ 321,900

Vimeo's international cash can be repatriated without significant tax consequences.

Cash Flow Information

	Years Ended December 31,	
	2022	**2021**
	(In thousands)	
Net cash (used in) provided by:		
Operating activities	$ (37,071)	$ 15,954
Investing activities	$ 830	$ (6,824)
Financing activities	$ (10,588)	$ 203,058

Net cash used in operating activities consists of net loss adjusted for non-cash items and the effect of changes in working capital. Non-cash adjustments include stock-based compensation expense, provision for credit losses, amortization of intangibles, non-cash lease expense, and depreciation.

Year ended December 31, 2022

Adjustments to net loss consisted primarily of $64.3 million of stock-based compensation expense, provision for credit losses of $7.6 million, $5.1 million of amortization of intangibles, non-cash lease expense of $5.0 million, and $2.2 million of depreciation. The decrease from changes in working capital primarily consisted of a decrease in accounts payable and other liabilities of $22.7 million and an increase in accounts receivable of $13.0 million. The decrease in accounts payable and other liabilities was due primarily to the timing of invoice payments and lease payments. The increase in accounts receivable was due primarily to growth in the business.

Net cash provided by investing activities included proceeds of $1.6 million previously held in escrow related to the sale of Vimeo's retained interest in its former hardware business, partially offset by capital expenditures of $0.8 million.

Net cash used by financing activities reflected the timing of net withholding taxes paid related to the exercise of equity awards of $5.4 million and the $4.8 million payment in July 2022 related to the WIREWAX contingent consideration arrangement (as described in "Note 7—Fair Value Measurements").

Year ended December 31, 2021

Adjustments to net loss consisted primarily $44.9 million of stock-based compensation expense, a $10.2 million net gain related to the sale of Vimeo's retained interest in its former hardware business, and $5.8 million of amortization of intangibles. The increase from changes in working capital primarily consisted of increases in deferred revenue of $36.7 million and accounts payable and other liabilities of $14.1 million, partially offset by increases in accounts receivable of $19.2 million and prepaid expenses and other assets of $10.1 million. The increase in deferred revenue was due primarily to growth in sales of annual subscriptions. The increase in accounts payable and other liabilities was primarily due to the timing of invoice payments, partially offset by the payment of related-party accrued interest. The increase in accounts receivable was primarily due to the implementation of a new billing system and growth in the business. The increase in prepaid expenses and other assets was primarily due to an increase in prepaid software license and maintenance costs and insurance.

Net cash used in investing activities includes the acquisitions of Wibbitz and WIREWAX, net of cash acquired of $14.2 million and proceeds of $7.9 million related to the sale of Vimeo's retained interest in its former hardware business, partially offset by capital expenditures of $0.4 million.

Net cash provided by financing activities included $299.8 million in net proceeds from the issuance of 9.0 million shares of Vimeo OpCo's Class A common stock and $3.4 million of proceeds from the exercise of stock options, partially offset by the repayment of related-party debt of $94.6 million, withholding taxes paid related to the exercise of equity awards of $4.1 million and $1.4 million of deferred financing costs related to the Credit Facility.

Liquidity and Capital Resources

January 2021 Primary Equity Raise and Repayment of Debt Payable to IAC

In January 2021, Vimeo OpCo raised $300 million of equity capital via the sale of 6.2 million shares of Vimeo OpCo Class A Voting common stock for $200 million, or $32.41 per share, at a $5.2 billion pre-money valuation, and 2.8 million shares of Vimeo OpCo Class A Voting common stock for $100 million, or $35.35 per share, at a $5.7 billion pre-money valuation. A portion of the proceeds from the January 2021 primary equity raise was used to repay the debt payable to IAC, including accrued interest.

Revolving Credit Facility

On February 12, 2021, Vimeo OpCo entered into its $100 million Credit Facility, which expires on February 12, 2026. Any borrowings under the Credit Facility are guaranteed by Vimeo's wholly-owned material domestic subsidiaries, if any, and are secured by substantially all assets of Vimeo and any guarantors, subject to certain exceptions. At December 31, 2022, the commitment fee, which is based on the consolidated net leverage ratio most recently reported and the average daily amount of the available revolving commitments, was 20 basis points. Any borrowings under the Credit Facility would bear interest, plus an applicable margin, which is determined by reference to a pricing grid based on Vimeo's consolidated net leverage ratio. The financial covenants require Vimeo to maintain a minimum liquidity of not less than $50.0 million until December 31, 2022 and, thereafter, at the end of each quarterly test period, a consolidated net leverage ratio (as defined in the agreement) of not more than 5.5 to 1.0. The Credit Facility also contains customary affirmative and negative covenants, including covenants that would limit Vimeo's ability to pay dividends or make distributions on or repurchase certain equity interests in the event a default has occurred or Vimeo's consolidated net leverage ratio exceeds 4.0 to 1.0. At December 31, 2022, there were no outstanding borrowings under the Credit Facility. In December 2021, Vimeo agreed to cease any borrowings under certain non-USD currencies due to the applicable LIBOR benchmark rates no longer being available publicly from and after December 31, 2021 and until an amendment is made to the Credit Facility to replace LIBOR with an alternative benchmark.

Outstanding Stock-based Awards

Stock-based awards are settled in shares of Vimeo common stock and may be settled on a gross or net basis based upon factors deemed relevant at the time. Since the Spin-off and through December 31, 2022, stock-based awards were generally settled on a gross basis, such that individual award holders were be required to pay their withholding tax obligation, which they were generally able to do by selling shares of Vimeo common stock (including a portion of the shares received in connection with the applicable settlement). In the future, Vimeo currently plans to settle stock-based awards on a net basis, such that individual award holders will receive shares of Vimeo common stock, in each case, net of a number of shares of Vimeo common stock equal to the required cash tax withholding payment, which will be paid by Vimeo on the employee's behalf.

Liquidity Assessment

At December 31, 2022, Vimeo had $274.5 million in cash and cash equivalents and no debt. Vimeo believes its existing cash and cash equivalents will be sufficient to fund its normal operating requirements, including capital expenditures, and other commitments for the foreseeable future. This assessment includes the effect of non-cancellable purchase obligations, which primarily relate to cloud computing arrangements, and operating leases, which primarily relate to office space. For further details, see "Note 13—Leases" and "Note 14—Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data. Historically, Vimeo's capital expenditures have not been material, and 2023 capital expenditures are expected to be similar to 2022 capital expenditures. Borrowings under Vimeo's Credit Facility, which may be limited based on our ability to meet required financial covenants, are a potential source of additional financial flexibility and liquidity.

Vimeo's liquidity could be negatively affected by a decrease in demand for our products and services, or the occurrence of unexpected expenses. Vimeo may need to raise additional capital through future debt or equity financings to make additional acquisitions and investments or to provide for greater financial flexibility. Additional financing may not be available on terms favorable to Vimeo or at all.

Off-Balance Sheet Arrangements

Other than the purchase obligations described in "Note 14— Commitments and Contingencies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data, Vimeo does not have any off-balance sheet arrangements as of December 31, 2022.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following disclosure is provided to supplement the descriptions of Vimeo's accounting policies contained in "Note 2 —Summary of Significant Accounting Policies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data in regard to significant areas of judgment. Management of Vimeo is required to make certain estimates, judgments and assumptions during the preparation of its consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). These estimates, judgments and assumptions impact the reported amount of assets, liabilities, revenue and expenses and the related disclosure of assets and liabilities. Actual results could differ from these estimates. Because of the size of the financial statement elements to which they relate, some of Vimeo's accounting policies and estimates have a more significant impact on its consolidated financial statements than others. A discussion of Vimeo's critical accounting policies and estimates follows.

Allowance for Credit Losses

Vimeo maintains an allowance for credit losses to provide for the estimated amount of accounts receivable that will not be collected. The allowance for credit losses is determined using loss rates applied to the outstanding accounts receivable balances based on the age of outstanding receivables, our previous overall loss history and each specific customer's ability to pay its obligations with additional adjustment based on our expectations of changes in macroeconomic conditions that may impact our ability to collect the outstanding receivables.

At December 31, 2022 and 2021, the allowance for credit losses was $5.2 million and $1.3 million, respectively, and represented 14% and 4% of outstanding receivables, respectively. The increase in the allowance for credit losses was due primarily to the implementation of a new billing system beginning in the fourth quarter of 2021 that led to an increase in aged accounts receivable balances in the first half of 2022. This resulted in a provision for credit losses of $7.6 million for the year ended December 31, 2022. The loss rates used to calculate the allowance for credit losses are subjective and changes to the loss rates applied may impact the allowance and provision for credit losses.

Contingent Consideration Arrangements

Vimeo invested $14.2 million in the acquisitions of Wibbitz Ltd. ("Wibbitz") and WIREWAX Ltd. ("WIREWAX") in 2021. As described in "Note 7—Fair Value Measurements," in connection with these acquisitions, Vimeo entered into contingent consideration arrangements that were determined to be part of the purchase price. The premise underlying the accounting for contingent consideration arrangements is that there are divergent views as to the acquired company's valuation between Vimeo and the selling shareholders of the acquiree. Therefore, future payments of a portion of the purchase price may be linked to one or more financial and/or operating metrics or milestones that will be achieved over a specified time frame in the future based upon the performance of the business. Accrued contingent consideration at December 31, 2022 and 2021 were $7.8 million and $12.2 million, respectively.

Vimeo determines the fair value of the contingent consideration arrangements by using probability weighted analyses to determine the amounts of the gross liability, and, if the arrangement is long-term in nature, applying a discount rate that appropriately captures the risk associated with the obligation to determine the net amount reflected in the financial statements. In addition to assessing the likelihood of WIREWAX achieving an integration milestone, the primary estimates used in valuing each of the contingent consideration arrangements for Wibbitz and WIREWAX is a projection of "annual recurring revenue" as of a future measurement date. The contingent consideration arrangements are reassessed and measured at fair value at each subsequent reporting period thereafter until settled. The changes in the fair value of the contingent consideration arrangements during each reporting period are recognized in "General and administrative expense" in the statement of operations. For the year ended December 31, 2022, the Company recognized a net gain of $1.1 million within "General and administrative expense" as a result of the periodic revaluation of the contingent consideration arrangements. The Company also recognized measurement period adjustments of $1.6 million through the finalization of purchase accounting. Significant changes in the forecasted annual recurring revenue may result in significant adjustments to fair value of the contingent consideration arrangements, which can result in volatility of general and administrative expense as the resulting gains and losses are recorded.

Recoverability of Goodwill

Goodwill is Vimeo's largest asset, with a carrying value of $245.4 million and $242.6 million at December 31, 2022 and 2021, respectively.

Vimeo assesses goodwill for impairment annually as of October 1 or more frequently if an event occurs or circumstances change that would more likely than not reduce its fair value below its carrying value. Goodwill is tested for impairment at the reporting unit level which is either the "operating segment level," or one level below, which is referred to as a "component." The level at which the impairment test is performed requires judgment in identifying operating segments and components, and whether or not any components can be aggregated for purposes of the impairment test. Management has determined that there is one operating segment and no components below that level, resulting in a single reporting unit at the overall Vimeo level for purposes of testing goodwill for impairment.

In assessing goodwill for impairment, Vimeo has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If Vimeo determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it is not required to perform any additional tests in assessing goodwill for impairment. However, if Vimeo concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform a quantitative assessment to determine the fair value of its reporting units. If the carrying value of a reporting unit exceeds its fair value, an impairment equal to the excess is recorded.

For Vimeo's annual goodwill test as of October 1, 2022, a qualitative assessment of goodwill was performed because Vimeo concluded it was more likely than not that its fair value was in excess of its carrying value. The primary factor that the Company considered in determining that no impairment exists was that Vimeo's October 1, 2022 market capitalization of approximately $800 million exceeded its carrying value by approximately $450 million.

Market-Based RSU Award

Stock-based compensation is one of the ways Vimeo attracts, retains, inspires and rewards our management team and employees, by allowing them to benefit directly from the value they help to create.

In March 2022, the Company granted approximately 1.0 million RSUs to Anjali Sud, Vimeo's Chief Executive Officer, for which vesting is subject to the achievement of both stock performance and time-based vesting conditions. The stock performance-based vesting condition will be deemed satisfied with respect to each of the five tranches of RSUs upon the Company's common stock reaching certain price targets, calculated on a 20-day volume weighted average price basis during the measurement period which ends on March 25, 2026 (any such RSUs that satisfy the price targets, the "Available RSUs"). The time-based condition will be deemed satisfied with respect to the Available RSUs if Ms. Sud remains continuously employed by the Company (i) through March 25, 2024, at which time two-thirds of Available RSUs will vest and (ii) through March 25, 2025, at which time the remaining Available RSUs will vest.

The accounting for equity awards with market-based vesting conditions is complex and requires a significant amount of judgment. Specifically, the amount and timing of stock-based compensation expense to record is based on the determination of the grant date fair value of the market-based RSUs and the requisite service period. Market conditions must be included in the determination of the estimated grant-date fair value. Stock-based compensation expense related to an award with a market condition will be recognized regardless of whether the market condition is satisfied, to the extent the time-based condition is satisfied.

Stock-based compensation expense is recognized ratably over the requisite service period for that particular tranche. The requisite service period for each tranche is the longer of the derived service period and the explicit service period. The derived service period represents the estimated length of time from grant-date through the assumed date that the stock-performance condition would be met while the explicit service period represents the stated service conditions of the agreement which are either March 25, 2024 or 2025).

During the year ending December 31, 2022, Vimeo recorded $2.4 million of stock-based compensation expense related to this award. The grant date fair value of this award was $7.2 million in the aggregate as the grant date fair value of each RSU ranged from $4.48 to $9.55, depending primarily on the stock price target of that particular tranche. These fair values were determined by using a Monte Carlo simulation of Vimeo's stock price over the performance period. The key assumptions in this simulation included Vimeo's closing stock price on the date of grant of $12.02, expected volatility of 47.0%, risk-free interest rate of 2.5%, cost of equity of 12.5%, and dividend yield of 0%.

Income Taxes

Vimeo regularly assesses the realizability of deferred tax assets considering all available evidence including, to the extent applicable, the nature, frequency and severity of prior cumulative losses, forecasts of future taxable income, tax filing status, the duration of statutory carryforward periods, available tax planning and historical experience. As of December 31, 2022 and

2021, Vimeo is in a three-year cumulative loss position in the United States and has recorded a full valuation allowance against the related deferred tax assets of $67.5 million and $52.0 million, respectively.

Vimeo evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when Vimeo concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. De-recognition of a tax position that was previously recognized would occur when Vimeo subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. At December 31, 2022 and 2021, Vimeo has unrecognized tax benefits of $2.5 million. Vimeo considers many factors when evaluating and estimating its tax positions and unrecognized tax benefits, which may require periodic adjustment and which may not accurately anticipate actual outcomes. Although management currently believes changes to unrecognized tax benefits from period to period and differences between amounts paid, if any, upon resolution of issues raised in audits and amounts previously provided will not have a material impact on the liquidity, results of operations, or financial condition of Vimeo, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see "Note 2—Summary of Significant Accounting Policies" to the consolidated financial statements included in Item 8—Consolidated Financial Statements and Supplementary Data.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange

International revenue, which is based upon the location of the customer, accounted for 49%, 50%, and 51% of Vimeo's total revenue for the years ended December 31, 2022, 2021, and 2020, respectively. Subscriptions that are purchased by international customers through Vimeo's sales force are generally priced in U.S. dollars. Subscriptions that are purchased by international customers directly through our website or apps are generally priced in local currency. Vimeo's investments in foreign subsidiaries that transact business in a functional currency other than the U.S. dollar are not material.

Vimeo is exposed to foreign currency transaction gains and losses to the extent it or its subsidiaries conduct transactions in and/or have assets and/or liabilities that are denominated in a currency other than the entity's functional currency. Vimeo recorded a foreign exchange gain of $1.9 million for the year ended December 31, 2022 and losses of less than $0.1 million and $0.7 million for the years ended December 31, 2021, and 2020, respectively.

Item 8. Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vimeo, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vimeo, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (U.S.) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

Description of the Matter

During the year ended December 31, 2022, the Company recognized revenue of $433.0 million. As disclosed in Note 2 to the consolidated financial statements, revenue is derived primarily from software-as-a-service subscription fees paid by customers and is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that the service is made available to the customer. Deferred revenue consists of payments that are received or are contractually due in advance of Vimeo's performance.

Auditing revenue and deferred revenue related to subscription plans sold through the Company's sales force was especially challenging due to the volume of transactions, the use of data sourced from multiple documents, systems and tools and the manual nature of the Company's process for calculating and recording revenue and related deferred revenue. This required an increased extent of audit effort to identify, evaluate, and test the inputs to the revenue and deferred revenue calculations.

How We Addressed the Matter in Our Audit

To test revenue and deferred revenue related to subscription plans sold through the Company's sales force, we performed audit procedures that included, among others, testing the completeness and accuracy of the data used in the Company's calculations by comparing contract data to source documents and recalculating the amounts of revenue and deferred revenue recorded for a sample of transactions. We also tested the completeness of recorded revenue transactions by selecting a sample of transactions from the Company's customer information and evaluating whether those transactions were properly included or excluded from revenue recognized during the period.

Accounting for Assets Recognized from Costs to Obtain a Contract with a Customer

Description of the Matter

As of December 31, 2022, the current and non-current balances of capitalized costs to obtain a contract with a customer were $4.2 million and $8.0 million, respectively. As disclosed in Note 2 to the consolidated financial statements, commissions paid to employees pursuant to certain sales incentive programs are capitalized and amortized over the estimated customer relationship period.

Auditing the assets recognized from costs to obtain a contract with a customer was especially challenging due to the manual nature of the Company's processes for determining the costs to be capitalized, as well as the timing and amount of amortization of such capitalized costs. This required an increased extent of audit effort to test and evaluate the completeness and accuracy of costs eligible for capitalization.

How We Addressed the Matter in Our Audit

To test the assets recognized from costs to obtain a contract with a customer, we performed audit procedures that included, among others, testing a sample of capitalized commissions transactions by reviewing and assessing the underlying commission plan to determine if such costs were eligible to be capitalized, recalculating the measurement of capitalized costs and related amortization, and comparing the inputs used in the Company's calculations to source documents including the commission statements and customer contracts. To test for completeness, our procedures also included comparing the capitalized commissions to sales commissions paid and reviewing the commission plans for a sample of commission payments that were not capitalized.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

New York, New York
February 27, 2023

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

		December 31,		
		2022		**2021**
		(In thousands, except par value amounts)		
ASSETS				
Cash and cash equivalents	$	274,497	$	321,900
Accounts receivable, net of allowance of $5,183 and $1,324 at December 31, 2022 and December 31, 2021, respectively		31,434		29,451
Prepaid expenses and other current assets		18,395		18,811
Total current assets		324,326		370,162
Leasehold improvements and equipment, net		1,355		2,868
Goodwill		245,406		242,586
Intangible assets with definite lives, net		5,468		11,008
Other non-current assets		28,876		22,737
TOTAL ASSETS	$	605,431	$	649,361
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES:				
Accounts payable, trade	$	8,415	$	17,501
Deferred revenue		167,388		173,167
Accrued expenses and other current liabilities		57,151		67,385
Total current liabilities		232,954		258,053
Other long-term liabilities		18,619		20,713
Commitments and contingencies				
SHAREHOLDERS' EQUITY:				
Common stock, $0.01 par value; 1,600,000 shares authorized; 157,187 and 156,708 shares issued and outstanding, respectively		1,572		1,567
Class B common stock, $0.01 par value; 400,000 shares authorized; 9,399 shares issued and outstanding		94		94
Preferred stock $0.01 par value; 100,000 shares authorized, no shares issued and outstanding		—		—
Additional paid-in-capital		768,390		704,796
Accumulated deficit		(415,367)		(335,776)
Accumulated other comprehensive loss		(831)		(86)
Total shareholders' equity		353,858		370,595
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	605,431	$	649,361

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,		
	2022	2021	2020
	(In thousands, except per share data)		
Revenue	$ 433,028	$ 391,678	$ 283,218
Cost of revenue (exclusive of depreciation shown separately below)	103,595	102,537	89,077
Gross profit	329,433	289,141	194,141
Operating expenses:			
Research and development expense	127,661	105,586	64,238
Sales and marketing expense	170,401	152,691	105,630
General and administrative expense	107,011	85,111	49,846
Depreciation	2,198	923	460
Amortization of intangibles	5,100	5,846	14,744
Total operating expenses	412,371	350,157	234,918
Operating loss	(82,938)	(61,016)	(40,777)
Interest expense	(491)	(438)	—
Interest expense—related party	—	(726)	(9,116)
Other income, net	5,764	10,241	93
Loss before income taxes	(77,665)	(51,939)	(49,800)
Income tax provision	(1,926)	(828)	(828)
Net loss	$ (79,591)	$ (52,767)	$ (50,628)
Per share information:			
Basic and diluted loss per share	$ (0.49)	$ (0.33)	$ (0.32)
Dividends declared per share	$ —	$ —	$ 0.22
Stock-based compensation expense by function:			
Cost of revenue	$ 1,000	$ 493	$ 73
Research and development expense	20,447	16,114	2,931
Sales and marketing expense	9,986	4,693	603
General and administrative expense	32,907	23,593	8,058
Total stock-based compensation expense	$ 64,340	$ 44,893	$ 11,665

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE OPERATIONS

	Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Net loss	$ (79,591)	$ (52,767)	$ (50,628)
Other comprehensive (loss) income:			
Change in foreign currency translation adjustments	(745)	1	145
Total other comprehensive (loss) income	(745)	1	145
Comprehensive loss	$ (80,336)	$ (52,766)	$ (50,483)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2022 and 2021

(In thousands)

	Common stock, $0.01 par value		Class B common stock, $0.01 par value		Class A Voting common stock of Vimeo OpCo, $0.01 par value		Class B Non-Voting common stock of Vimeo OpCo, $0.01 par value		Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	$	Shares	$	Shares	$	Shares	$	Shares				
Balance as of December 31, 2020	$ —	—	$ —	—	$ 837	83,656	$ 663	66,285	$ 366,676	$ (283,009)	$ (87)	$ 85,080
Net loss	—	—	—	—	—	—	—	—	—	(52,767)	—	(52,767)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	1	1
Stock-based compensation expense	—	—	—	—	—	—	—	—	44,893	—	—	44,893
Amounts related to settlement of equity awards	18	1,856	—	—	1	133	—	—	(6,896)	—	—	(6,877)
Issuance of common stock, net of fees	1,500	149,981	—	—	90	9,000	—	—	299,660	—	—	299,750
Exchange of shares related to Spin-off	—	—	94	9,399	(928)	(92,789)	(663)	(66,285)	(3)	—	—	—
Restricted Stock Award	49	4,871	—	—	—	—	—	—	(49)	—	—	—
Other	—	—	—	—	—	—	—	—	515	—	—	515
Balance at December 31, 2021	$ 1,567	156,708	$ 94	9,399	$ —	—	$ —	—	$ 704,796	$ (335,776)	$ (86)	$ 370,595
Net loss	—	—	—	—	—	—	—	—	—	(79,591)	—	(79,591)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(745)	(745)
Stock-based compensation expense	—	—	—	—	—	—	—	—	64,340	—	—	64,340
Amounts related to settlement of equity awards	5	479	—	—	—	—	—	—	(746)	—	—	(741)
Balance at December 31, 2022	$ 1,572	157,187	$ 94	9,399	$ —	—	$ —	—	$ 768,390	$ (415,367)	$ (831)	$ 353,858

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Year Ended December 31, 2020

	Class A Voting common stock of Vimeo OpCo, $0.01 par value		Class B Non-Voting common stock of Vimeo OpCo, $0.01 par value		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	$	Shares	$				
					(In thousands)			
Balance at December 31, 2019	75,000	$ 750	66,021	$ 660	$ 223,754	$ (201,299)	$ (232)	$ 23,633
Net loss	—	—	—	—	—	(50,628)	—	(50,628)
Other comprehensive income	—	—	—	—	—	—	145	145
Stock-based compensation expense	—	—	—	—	11,665	—	—	11,665
Amounts related to settlement of equity awards	—	—	264	3	(20,962)	—	—	(20,959)
Issuance of common stock, net of fees	8,656	87	—	—	149,513	—	—	149,600
Dividends	—	—	—	—	—	(31,082)	—	(31,082)
Other	—	—	—	—	2,706	—	—	2,706
Balance as of December 31, 2020	83,656	$ 837	66,285	$ 663	$ 366,676	$ (283,009)	$ (87)	$ 85,080

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VIMEO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Cash flows from operating activities:			
Net loss	$ (79,591)	$ (52,767)	$ (50,628)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Stock-based compensation expense	64,340	44,893	11,665
Amortization of intangibles	5,100	5,846	14,744
Depreciation	2,198	923	460
Provision for credit losses	7,606	1,428	1,834
Gain on the sale of an asset	—	(10,151)	(288)
Non-cash lease expense	4,955	3,686	860
Other adjustments, net	(433)	542	3,681
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable	(13,027)	(19,204)	(7,413)
Prepaid expenses and other assets	(3,090)	(10,086)	(4,567)
Accounts payable and other liabilities	(22,744)	14,146	(12,778)
Deferred revenue	(2,385)	36,698	56,291
Net cash (used in) provided by operating activities	(37,071)	15,954	13,861
Cash flows from investing activities:			
Acquisitions, net of cash acquired	21	(14,241)	500
Capital expenditures	(802)	(445)	(844)
Proceeds from the sale of an asset	1,611	7,862	288
Other, net	—	—	98
Net cash provided by (used in) investing activities	830	(6,824)	42
Cash flows from financing activities:			
Proceeds from sale of common stock, net of fees	—	299,750	149,600
Principal payments on related-party debt	—	(94,565)	(35,457)
Proceeds from issuance of related-party debt	—	—	32,563
Deferred financing costs	—	(1,440)	—
Dividends	—	—	(31,079)
Withholding taxes paid related to equity awards	(5,448)	(4,051)	(10,125)
Proceeds from exercise of stock options	18	3,364	—
Reimbursement to IAC/InterActiveCorp for IAC common shares issued to settle Vimeo OpCo stock appreciation rights	—	—	(11,634)
Contingent consideration payment	(4,816)	—	—
Other, net	(342)	—	—
Net cash (used in) provided by financing activities	(10,588)	203,058	93,868
Total cash (used) provided	(46,829)	212,188	107,771
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(682)	120	303
Net (decrease) increase in cash and cash equivalents and restricted cash	(47,511)	212,308	108,074
Cash and cash equivalents and restricted cash at beginning of period	322,345	110,037	1,963
Cash and cash equivalents and restricted cash at end of period	$ 274,834	$ 322,345	$ 110,037

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Description of Business

Vimeo is the world's leading all-in-one video software solution, providing the full breadth of video tools through a software-as-a-service model. Vimeo's comprehensive and cloud-based tools empower its users to create, collaborate and communicate with video on a single, turnkey platform.

As used herein, "Vimeo," "Company," "we," "our" or "us" and similar terms in these consolidated financial statements refer to Vimeo, Inc. (formerly Vimeo Holdings, Inc.) and its subsidiaries (unless the context requires otherwise).

Spin-off

On May 25, 2021, Vimeo completed its separation from IAC/InterActiveCorp ("IAC") through a series of transactions (which we refer to as the "Spin-off") that resulted in the pre-transaction stockholders of IAC directly owning shares in both IAC and Vimeo, and in Vimeo becoming a separately traded public company.

The Spin-off was structured to include the following steps:

- Certain restructuring transactions, including, among other things, the transfer to Vimeo of IAC's equity interests in Vimeo.com, Inc. ("Vimeo OpCo," formerly known as Vimeo, Inc.), and the repayment by Vimeo OpCo of all outstanding intercompany debt owed to IAC and its subsidiaries (other than Vimeo OpCo's subsidiaries).

- Amending IAC's certificate of incorporation to provide for:

  ◦ the reclassification of each share of IAC common stock, par value $0.001 into (i) one share of IAC common stock, par value $0.0001 and (ii) 1/100th of a share of IAC Series 1 mandatorily exchangeable preferred stock that was automatically exchanged for a number of shares of Vimeo common stock equal to an exchange ratio of 1.6235 (the "Spin-off Exchange Ratio," with holders receiving cash in lieu of any fractional shares of Vimeo common stock resulting, after aggregation, from the reclassification); and

  ◦ the reclassification of each share of IAC Class B common stock, par value $0.001 into (i) one share of IAC Class B common stock, par value $0.0001 and (ii) 1/100th of a share of IAC Series 2 mandatorily exchangeable preferred stock that was automatically exchanged for a number of shares of Vimeo Class B common stock equal to the Spin-off Exchange Ratio (with holders receiving cash in lieu of any fractional shares of Vimeo Class B common stock resulting, after aggregation, from the reclassification).

- The effectiveness of certain other amendments to IAC's certificate of incorporation.

Prior to the Spin-off, IAC indirectly owned approximately 88% of Vimeo OpCo's outstanding shares, with the remaining Vimeo OpCo shares held by third parties. In connection with the Spin-off, the Vimeo OpCo shareholders agreement required IAC to cause the conversion of the Vimeo OpCo shares held by such non-IAC Vimeo OpCo stockholders into Vimeo common stock, which we refer to as the "Vimeo minority exchange." The shareholders agreement also required that the non-IAC Vimeo OpCo stockholders be compensated (in the form of additional Vimeo equity) for dilution resulting from the issuance of Vimeo options in respect of vested IAC employee option awards that were adjusted in the Spin-off. Each such Vimeo OpCo shareholder was compensated for their ratable portion of 50% of the intrinsic value of the Vimeo options so issued, measured at the time of the Spin-off. The Vimeo Merger, as defined below, was completed pre-market on May 25, 2021 and satisfied these obligations.

On the terms and subject to the conditions of the Agreement and Plan of Merger, as amended and restated on March 12, 2021 (the "Vimeo Merger Agreement"), following the Spin-off on May 25, 2021, Stream Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Vimeo ("Merger Sub") merged with and into Vimeo OpCo, with Vimeo OpCo surviving as a wholly-owned subsidiary of Vimeo (the "Vimeo Merger"). Each share of Vimeo OpCo capital stock held prior to the Vimeo Merger by a non-IAC Vimeo OpCo stockholder was converted into 1.0143 ("Vimeo Merger Exchange Ratio") shares of Vimeo common stock (with holders receiving cash in lieu of any fractional shares of Vimeo common stock resulting, after aggregation, from the Vimeo Merger).

Additionally, each restricted stock unit ("RSU") corresponding to shares of Vimeo OpCo ("Vimeo OpCo RSU") was converted into an RSU corresponding to shares of Vimeo common stock ("Vimeo RSU"), with the number of shares covered by such Vimeo RSU equal to the number of shares covered by the Vimeo OpCo RSU times the Vimeo Merger Exchange Ratio. Each stock appreciation right ("SAR") corresponding to shares of Vimeo OpCo ("Vimeo OpCo SAR") was converted into a SAR corresponding to shares of Vimeo common stock ("Vimeo SAR"), with the number of shares covered by such Vimeo SAR equal to the number of shares covered by the Vimeo OpCo SAR times the Vimeo Merger Exchange Ratio and the per share exercise price of such Vimeo SAR equal to the per share exercise price of the Vimeo OpCo SAR divided by the Vimeo Merger Exchange Ratio.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and with the rules and regulations of the Securities and Exchange Commission ("SEC"). The accompanying consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of entities in which Vimeo has a controlling interest ("subsidiaries"), and in the opinion of management, include all adjustments considered necessary for a fair presentation.

All intercompany balances and transactions between and among Vimeo and its subsidiaries have been eliminated. All related party balances between Vimeo and IAC and its subsidiaries are reflected in the accompanying consolidated balance sheet within "Accrued expenses and other current liabilities" and "Other long-term liabilities".

All related party transactions between Vimeo and IAC and its subsidiaries, other than amounts related to the settlement of equity awards and borrowings from and principal payments to certain IAC subsidiaries, are reflected in the accompanying consolidated statement of cash flows as operating activities. Amounts related to the settlement of Vimeo equity awards and borrowings from and principal payments to certain IAC subsidiaries, are reflected in the accompanying consolidated statement of cash flows as financing activities.

Prior to the Spin-off, the consolidated financial statements of Vimeo OpCo and subsidiaries were prepared on a standalone basis and were derived from the historical accounting records of Vimeo OpCo and IAC. The accompanying consolidated financial statements reflect the historical financial position, results of operations and cash flows of Vimeo and its subsidiaries since their respective dates of acquisition by Vimeo and the allocation to Vimeo of certain IAC corporate expenses relating to Vimeo based on the historical accounting records of IAC. Prior to the Spin-off, IAC allocated certain corporate expenses to Vimeo which were charged to "Additional paid-in-capital" in the accompanying consolidated balance sheet. Additionally, income taxes were computed for Vimeo on an as if standalone, separate tax return basis and payments to and refunds from IAC for Vimeo's share of IAC's consolidated state tax return liabilities have been reflected within cash flows from operating activities in the accompanying consolidated statement of cash flows. In management's opinion, the assumptions underlying the historical consolidated financial statements of Vimeo, including the basis on which the expenses have been allocated from IAC, are reasonable. However, these allocations may not reflect the expenses that Vimeo would have incurred as an independent, standalone company for the periods presented.

Accounting Estimates

Management of Vimeo is required to make certain estimates, judgments and assumptions during the preparation of its consolidated financial statements in accordance with GAAP that affect the amounts reported in the accompanying consolidated financial statements and footnotes thereto. Actual results could differ from these estimates.

Significant estimates and judgments inherent in the preparation of the accompanying consolidated financial statements include those related to: the carrying value of accounts receivable, including the determination of the allowance for credit losses; the determination of the estimated customer relationship period for certain costs to obtain a contract with a customer; the carrying value of right-of-use assets ("ROU assets"); the useful lives and recoverability of intangible assets with definite lives; the recoverability of goodwill; contingencies; unrecognized tax benefits; the valuation allowance for deferred income tax assets; and the fair value of and forfeiture rates for stock-based awards, among others. Vimeo bases its estimates, judgments and assumptions on historical experience, its forecasts and budgets and other factors that Vimeo considers relevant.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Vimeo's revenue is derived primarily from SaaS subscription fees paid by customers. Revenue, in the amount that reflects the consideration Vimeo expects to be entitled to, is recognized on a straight-line basis over the contractual term of the arrangement beginning on the date that the service is made available to the customer. Subscription periods generally range from one month to three years with the most common being an annual subscription and are generally non-cancellable.

Vimeo's disaggregated revenue disclosures are presented in "Note 3—Revenue."

Vimeo accounts for a contract with a customer when it has approval and commitment from all parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised services or goods is transferred to Vimeo's customers and in an amount that reflects the consideration Vimeo expects to be entitled to in exchange for those services or goods.

Practical Expedients and Exemptions

Vimeo does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts with variable consideration that is allocated entirely to unsatisfied performance obligations or to a wholly unsatisfied promise accounted for under the series guidance, and (iii) contracts for which Vimeo recognizes revenue at the amount which Vimeo has the right to invoice for services performed.

Transaction Price

The objective of determining the transaction price is to estimate the amount of consideration Vimeo is due in exchange for its services or goods. Vimeo determines the total transaction price at contract inception and reassesses this estimate each reporting period.

Vimeo excludes from the measurement of transaction price all taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers. Accordingly, these taxes are not included as a component of revenue or cost of revenue.

For contracts that have an original duration of one year or less, Vimeo does not consider the time value of money applicable to such contracts.

Arrangements with Multiple Performance Obligations

Vimeo's contracts with customers may include multiple performance obligations. For such arrangements, Vimeo allocates revenue to each performance obligation based on its relative standalone selling price. Vimeo generally determines standalone selling prices based on the prices charged to customers, which are directly observable or based on an estimate if not directly observable.

Deferred Revenue

Deferred revenue consists of payments that are received or are contractually due in advance of Vimeo's performance. Vimeo's deferred revenue is reported on a contract by contract basis at the end of each reporting period. Vimeo classifies deferred revenue as current when the term of the applicable subscription period or expected completion of its performance obligation is one year or less.

Assets Recognized from the Costs to Obtain a Contract with a Customer

Vimeo has determined that certain costs, primarily commissions paid to employees pursuant to certain sales incentive programs and mobile app store fees, meet the requirements to be capitalized as a cost of obtaining a contract. Commissions paid to employees pursuant to certain sales incentive programs are amortized over the estimated customer relationship period. Vimeo calculates the estimated customer relationship period as the average customer life, which is based on historical data. When customer renewals are expected and the renewal commission is not commensurate with the initial commission, the average customer life includes renewal periods. For sales incentive programs where the customer relationship period is one year or less, Vimeo has elected the practical expedient to expense the costs as incurred. Vimeo capitalizes and amortizes mobile app store fees over the term of the applicable subscription.

Cash and Cash Equivalents

 Cash and cash equivalents include cash and short-term investments, with maturities of 3 months or less from the date of purchase. Domestically, cash equivalents primarily consist of AAA rated government money market funds. Internationally, cash equivalents consist of time deposits. Cash and cash equivalents are principally maintained with financial institutions and are in excess of Federal Deposit Insurance Corporation insurance limits.

Allowance for Credit Losses

Vimeo maintains an allowance for credit losses to provide for the estimated amount of accounts receivable that will not be collected. The allowance for credit losses is based upon a number of factors, including the length of time accounts receivable are past due, Vimeo's previous loss history and the specific customer's ability to pay its obligation. The time between Vimeo's issuance of an invoice and payment due date is not significant; customer payments that are not collected in advance of the transfer of promised services or goods are generally due no later than 30 days from invoice date.

The changes in the allowance for credit losses are as follows:

		Years Ended December 31,		
		2022		**2021**
		(In thousands)		
Balance at beginning of period	$	1,324	$	476
Provision for credit losses		7,606		1,428
Write-offs charged against the allowance		(4,997)		(1,268)
Recoveries collected		1,245		699
Currency translation adjustment		5		(11)
Balance at end of period	$	5,183	$	1,324

The increase in the allowance for credit losses for the year ended December 31, 2022 was due primarily to growth in the business, as well as an increase in aged accounts receivable balances in the first half of 2022.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation of leasehold improvements and equipment is computed using the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, the lease term, if shorter. Repairs and maintenance costs are expensed as incurred. Leasehold improvements and equipment, net is as follows:

		December 31,			Estimated Useful
		2022		**2021**	**Lives**
		(In thousands)			
Leasehold improvements	$	1,332	$	3,498	Shorter of lease term or 10 Years
Computer and other equipment		807		961	2 to 10 Years
Total leasehold improvements and equipment		2,139		4,459	
Accumulated depreciation and amortization		(784)		(1,591)	
Leasehold improvements and equipment, net	$	1,355	$	2,868	

Long-lived assets, excluding goodwill, intangible assets with definite lives and ROU assets, at December 31, 2022 and December 31, 2021 relate to "Leasehold improvements and equipment, net."

		December 31,		
		2022		**2021**
		(In thousands)		
Leasehold improvements and equipment, net:				
United States	$	537	$	1,901
All other countries		818		967
Total	$	1,355	$	2,868

Leases

Vimeo leases office space used in connection with its operations under various operating leases, the majority of which contain escalation clauses.

ROU assets represent Vimeo's right to use the underlying assets for the lease term and lease liabilities represent the present value of Vimeo's obligation to make payments arising from these leases. ROU assets and related lease liabilities are based on the present value of fixed lease payments over the lease term using the Company's incremental borrowing rates on the lease commencement date. Vimeo combines the lease and non-lease components of lease payments in determining ROU assets and related lease liabilities. If the lease includes one or more options to extend the term of the lease, the renewal option is considered in the lease term if it is reasonably certain Vimeo will exercise the option(s). Lease expense is recognized on a straight-line basis over the term of the lease. Vimeo has elected not to record leases with an initial term of twelve months or less on the accompanying consolidated balance sheet.

Variable lease payments consist primarily of common area maintenance, utilities and taxes, which are not included in the recognition of ROU assets and related lease liabilities. Vimeo's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Business Combinations

The allocation of purchase price to the assets acquired and liabilities assumed is based upon their fair values on the acquisition date, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill. Vimeo generally uses the assistance of outside valuation experts to assist in the allocation of purchase price to the identifiable intangible assets acquired. While outside valuation experts may be used, management has ultimate responsibility for the valuation methods, models and inputs used and the resulting purchase price allocation. The excess purchase price over the value of net tangible and identifiable intangible assets acquired is recorded as goodwill.

Goodwill

Vimeo assesses goodwill for impairment annually as of October 1 or more frequently if an event occurs or circumstances change that would more likely than not reduce its fair value below its carrying value. Goodwill is tested for impairment at the reporting unit level which is either an "operating segment," or one level below, which is referred to as a "component." The level at which the impairment test is performed requires judgment as to whether there are multiple operating segments and/or components, and if so, whether their operations are similar such that they should be aggregated for purposes of the impairment test. For purposes of performing the 2022 impairment test, management has determined that there is one operating segment and no components below that level, which results in a single reporting unit at the overall Vimeo level for purposes of testing goodwill for impairment.

When Vimeo elects to perform a qualitative assessment and concludes it is not more likely than not that its fair value is less than its carrying value, no further assessment of goodwill is necessary; otherwise, a quantitative assessment is performed and the fair value of Vimeo is determined. If the carrying value of Vimeo exceeds its fair value, an impairment equal to the excess is recorded. No impairments to goodwill were recorded for the years ended December 31, 2022, 2021, and 2020.

Long-Lived Assets

Long-lived assets (which consist of ROU assets, leasehold improvements and equipment, and intangible assets with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Amortization of definite-lived intangible assets is based on the pattern in which the economic benefits of the asset are expected to be realized, which is generally on a straight-line basis.

Fair Value Measurements

Vimeo categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:

- Level 1: Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.

- Level 2: Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair values of

Vimeo's Level 2 financial assets are primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case an average market price is used.

- Level 3: Unobservable inputs for which there is little or no market data and for which Vimeo must develop its own assumptions, based on the best information available in the circumstances, about the inputs that market participants would use in pricing the assets or liabilities. See "Note 7—Fair Value Measurements" for a discussion of fair value measurements made using Level 3 inputs.

Advertising Costs

Advertising costs are expensed when incurred (when the advertisement first runs for production costs that are initially capitalized) and represent online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which is primarily conferences and events. Advertising expense was $76.3 million, $87.1 million, and $65.4 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Income Taxes

Vimeo is included within IAC's tax group for purposes of federal and consolidated state income tax return filings through the Spin-off. For the years ended December 31, 2021 and 2020, the current and deferred income tax provision were computed on an as if standalone, separate tax return basis. For the year ended December 31, 2022, the income tax provision was computed for Vimeo on a true standalone basis.

Vimeo accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized. Vimeo regularly assesses the realizability of deferred tax assets considering all available evidence including, to the extent applicable, the nature, frequency and severity of prior cumulative losses, forecasts of future taxable income, tax filing status, the duration of statutory carryforward periods, available tax planning, and historical experience. Vimeo records interest and penalties, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax provision.

Vimeo evaluates and accounts for uncertain tax positions using a two-step approach. Recognition (step one) occurs when Vimeo concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Measurement (step two) determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. De-recognition of a tax position that was previously recognized would occur when Vimeo subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained.

Vimeo has made an accounting policy election to treat Global Intangible Low-Taxed Income taxes as a current period expense rather than including these amounts in the measurement of deferred taxes.

Loss per Share

Basic loss or earnings per share is computed by dividing net loss or earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur from stock-based awards. Given that Vimeo has reported a loss for each of the years ended December 31, 2022, 2021, and 2020, the effect of any potentially dilutive securities, such as the Company's stock-based awards, would be anti-dilutive, and therefore are excluded from the computation of diluted loss per share. See "Note 12—Loss per Share" for additional information on dilutive securities.

Foreign Currency

The functional currency of foreign entities is generally the local currency. Functional currency denominated (i) assets and liabilities are translated at the rates of exchange as of the balance sheet date, and (ii) revenue and expenses of these operations are translated at average rates of exchange during the period. Translation gains and losses are included in accumulated other comprehensive income as a component of shareholders' equity. Transaction gains and losses resulting from assets and liabilities denominated in a currency other than the functional currency are included in the consolidated statement of operations as a component of "Other income, net".

Stock-Based Compensation

Vimeo measures and recognizes compensation expense, net of estimated forfeitures for all stock-based awards based on the grant date fair value of the award. Stock-based compensation expense is recognized ratably over the requisite service period. Estimated forfeitures are based on an analysis of historical forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from the estimated rate.

The grant-date fair value of a RSU is determined based on the closing sale price of the Company's common stock on the date of grant. The fair value of a SAR is estimated using the Black-Scholes option-pricing model, which requires the use of subjective assumptions to determine the inputs to the model, which include estimating the expected term from grant date to exercise, the expected volatility of the underlying shares, the risk-free interest rate and the expected dividend yield. See "Note 11—Stock-Based Compensation" for additional information.

Recent Accounting Pronouncements

Recent Accounting Pronouncements Adopted by the Company

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

Vimeo adopted ASU No. 2021-08 effective October 28, 2021. ASU No. 2021-08 amends ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. The adoption of ASU No. 2021-08 did not have a material impact on Vimeo's consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted by the Company

There are no recently issued accounting pronouncements that have not yet been adopted that are expected to have a material effect on the consolidated results of operations, financial condition or cash flows of Vimeo.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 3—REVENUE

Disaggregated revenue is as follows:

		Years Ended December 31,			
		2022		**2021**	**2020**
		(In thousands)			
Revenue:					
Self-Serve & Add-Ons	$	304,726	$	275,259 $	189,449
Vimeo Enterprise		39,271		23,236	6,236
Other		89,031		93,183	87,533
Total	$	433,028	$	391,678 $	283,218

Revenue by geography is based on where the customer is located. The United States was the only country whose revenue constituted greater than 10% of total revenue of the Company for the years ended December 31, 2022, 2021, and 2020.

		Years Ended December 31,			
		2022		**2021**	**2020**
		(In thousands)			
Revenue:					
United States	$	220,742	$	197,576 $	139,826
All other countries		212,286		194,102	143,392
Total	$	433,028	$	391,678 $	283,218

Deferred Revenue

The current and non-current deferred revenue balances are included in the accompanying consolidated balance sheet as follows:

		December 31, 2022		December 31, 2021
		(In thousands)		
Deferred revenue	$	167,388	$	173,167
Other long-term liabilities		1,286		1,291

During the year ended December 31, 2022, Vimeo recognized $172.0 million of revenue that was included in the deferred revenue balance as of December 31, 2021. During the year ended December 31, 2021, the Company recognized $137.0 million of revenue that was included in the deferred revenue balance as of December 31, 2020.

Assets Recognized from the Costs to Obtain a Contract with a Customer

During the years ended December 31, 2022, 2021, and 2020, Vimeo recognized expense of $6.2 million, $7.1 million, and $7.7 million, respectively, related to the amortization of capitalized costs to obtain a contract with a customer.

The current and non-current balances of capitalized costs to obtain a contract with a customer are included in the accompanying consolidated balance sheet as follows:

	December 31, 2022	December 31, 2021
	(In thousands)	
Prepaid expenses and other current assets	$ 4,168	$ 3,498
Other non-current assets	7,988	6,196

NOTE 4—INCOME TAXES

Vimeo was included within IAC's tax group for purposes of federal and consolidated state income tax return filings through the Spin-off. For the years ended December 31, 2021 and 2020, the current and deferred income tax provision were computed on an as if standalone, separate tax return basis. For the year ended December 31, 2022, the income tax provision was computed for Vimeo on a true standalone basis.

U.S. and foreign (losses) earnings before income taxes are as follows:

	Years Ended December 31,		
	2022	2021	2020
	(In thousands)		
U.S.	$ (90,500)	$ (54,085)	$ (52,007)
Foreign	12,835	2,146	2,207
Loss before income taxes	$ (77,665)	$ (51,939)	$ (49,800)

The income tax provisions for the years ended December 31, 2022, 2021, and 2020 primarily relate to international and state taxes for jurisdictions in which Vimeo conducts business and are as follows:

	December 31,		
	2022	2021	2020
	(In thousands)		
Current income tax provision:			
Federal	$ 81	$ 52	$ —
State	88	85	64
Foreign	1,351	761	561
Current income tax provision	1,520	898	625
Deferred income tax provision (benefit):			
Federal	37	(20)	270
State	(4)	(5)	—
Foreign	373	(45)	(67)
Deferred income tax provision (benefit)	406	(70)	203
Income tax provision	$ 1,926	$ 828	$ 828

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below. The valuation allowance relates to deferred tax assets for which it is more likely than not that the tax benefit will not be realized.

		December 31,		
		2022		**2021**
		(In thousands)		
Deferred tax assets:				
Net operating loss carryforwards	$	31,069	$	33,897
Tax credit carryforwards		12,138		9,066
Intangible assets with definite lives		—		2,247
Stock-based compensation		10,209		5,467
Capitalized research and development expenses		14,242		—
Other		9,958		8,536
Total deferred tax assets		77,616		59,213
Less: valuation allowance		(67,544)		(52,023)
Net deferred tax assets		10,072		7,190
Deferred tax liabilities:				
Prepaid expenses		(4,834)		(3,835)
Intangible assets with definite lives		(925)		—
Right-of-use assets		(3,755)		(2,561)
Withholding taxes		(905)		(506)
Other		(106)		(299)
Total deferred tax liabilities		(10,525)		(7,201)
Net deferred tax liability	$	(453)	$	(11)

In connection with the Spin-off, Vimeo was allocated a portion of tax attributes related to the IAC consolidated federal and state tax filings pursuant to the Internal Revenue Code ("IRC") and applicable state law following the filing of the December 31, 2021 tax return. Vimeo's net deferred tax position was increased by $4.8 million to reflect the final allocation by IAC with a corresponding increase to valuation allowance.

The composition of Vimeo's NOLs as of December 31, 2022 is as follows:

	Federal		State		Foreign		Total	
			(In thousands)					
Subject to expiration [a]	$	147	$	57,861	$	—	$	58,008
Indefinite carryforward [b]		79,641		4,793		45,340		129,774
Total NOLs [c]	$	79,788	$	62,654	$	45,340	$	187,782

————————————

[a]   Federal NOL will expire in 2035 and state NOLs will expire at various times between 2025 through 2042.

[b]   All indefinite carryforward federal NOLs are subject to the Tax Cuts and Jobs Act 80% taxable income limitation.

[c]   State NOLs of $9.7 million are subject to limitations under IRC Section 382, separate return limitations, and applicable law.

At December 31, 2022, Vimeo has tax credit carryforwards of $14.6 million. Of this amount, $12.6 million relates to credits for research activities and $2.0 million relates to credits for foreign taxes. These credit carryforwards will expire between 2026 and 2042.

During 2022, Vimeo's valuation allowance increased by $15.5 million, primarily due to an increase in deferred tax assets related to capitalized research and development expenses and stock-based compensation. At December 31, 2022, Vimeo has a valuation allowance of $67.5 million related to the portion of tax loss carryforwards and other items for which it is more likely than not that the tax benefit will not be realized.

A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to loss before income taxes is shown as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Income tax benefit at the federal statutory rate of 21%	$ (16,310)	$ (10,907)	$ (10,458)
State income taxes, net of effect of federal tax benefit	(1,559)	(2,086)	(963)
Global intangible low-taxed income	1,307	—	—
Return to provision	(765)	(2,249)	1
Change in valuation allowance	12,736	20,858	15,946
Stock-based compensation	8,838	(4,041)	(3,474)
Research credit	(2,631)	(2,163)	(1,439)
Transaction costs	18	698	640
Other, net	292	718	575
Income tax provision	$ 1,926	$ 828	$ 828

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Balance at beginning of period	$ 2,519	$ 1,921	$ 1,475
Additions based on tax positions related to prior years	74	—	538
Settlements	(821)	(329)	(645)
Additions based on tax positions related to the current year	751	927	553
Balance at end of period	$ 2,523	$ 2,519	$ 1,921

At December 31, 2022, 2021, and 2020, unrecognized tax benefits were $2.5 million, $2.5 million, and $1.9 million, respectively. A portion of unrecognized tax benefits as of December 31, 2022 relates to tax positions included in IAC's consolidated tax return filings. If unrecognized tax benefits at December 31, 2022, 2021, and 2020 were subsequently recognized, there would be no impact to income tax expense due to the valuation allowance on deferred tax assets. Vimeo does not expect any settlements or changes to the existing unrecognized tax benefits by December 31, 2023.

Vimeo is routinely under audit by federal, state, local, and foreign authorities as a result of previously filed separate company and consolidated tax returns with IAC. These audits include questioning the timing, amount, and allocation of income and deductions among various tax jurisdictions. The Internal Revenue Service ("IRS") has completed its audit of IAC's federal income tax returns for the years ended December 31, 2013 through 2019, which includes the operations of the Company. The settlement of these tax years has been submitted to the Joint Committee of Taxation for approval. The statute of limitations for the years 2013 through 2019 have been extended to December 31, 2023. Various other jurisdictions are open to examination for tax years beginning with 2014. Income taxes payable, which is included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheet, include unrecognized tax benefits that are considered to be sufficient to pay assessments that may result from the examination of prior year tax returns. Vimeo considers many factors when evaluating and estimating its tax positions and tax benefits, which may not accurately anticipate actual outcomes and, therefore, may require periodic adjustment. Although management currently believes changes in unrecognized tax benefits from period to period and differences between amounts paid, if any, upon resolution of issues raised in audits and amounts previously provided will not have a material impact on the liquidity, results of operations, or financial condition of Vimeo, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

NOTE 5—BUSINESS COMBINATIONS

On November 10, 2021 and December 6, 2021, Vimeo completed the acquisitions of 100% of the equity interests of Wibbitz Ltd. ("Wibbitz"), a leading enterprise video creation suite, and WIREWAX Ltd. ("WIREWAX"), a leader in interactive and shoppable video, respectively. The aggregate purchase price of both acquisitions consisted of cash consideration and contingent consideration, based on a combination of certain financial metrics and integration milestones.

NOTE 6—GOODWILL AND INTANGIBLE ASSETS WITH DEFINITE LIVES

Goodwill and intangible assets with definite lives, net are as follows:

	December 31,	
	2022	**2021**
	(In thousands)	
Goodwill	$ 245,406	$ 242,586
Intangible assets with definite lives, net of accumulated amortization	5,468	11,008
Total goodwill and intangible assets with definite lives, net	$ 250,874	$ 253,594

The changes in the carrying value of goodwill for the years ended December 31, 2022 and 2021 are as follows:

	Years Ended December 31,	
	2022	**2021**
	(In thousands)	
Balance at beginning of period	$ 242,586	$ 219,337
Additions [a]	2,820	23,249
Balance at end of period	$ 245,406	$ 242,586

_____

[a]   Additions reflect measurement period adjustments related to Wibbitz and WIREWAX.

At December 31, 2022 and 2021, intangible assets with definite lives are as follows:

	December 31, 2022			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Useful Life (Years)
	(In thousands)			
Developed technology	$ 29,730	$ (25,630)	$ 4,100	3.7
Customer relationships	17,530	(16,162)	1,368	3.9
Trade names	3,000	(3,000)	—	1.7
Total	$ 50,260	$ (44,792)	$ 5,468	3.6

	December 31, 2021			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Useful Life (Years)
	(In thousands)			
Developed technology	$ 26,500	$ (22,026)	$ 4,474	3.5
Customer relationships	21,200	(14,666)	6,534	3.8
Trade names	3,000	(3,000)	—	1.7
Total	$ 50,700	$ (39,692)	$ 11,008	3.5

At December 31, 2022, amortization of intangible assets with definite lives is estimated to be as follows:

Years Ending December 31,	(In thousands)
2023	$ 2,839
2024	1,390
2025	1,239
Total[a]	$ 5,468

_____

[a] All intangible assets will be fully amortized by December 31, 2025, therefore there is no estimated amortization for the years 2026 and 2027.

NOTE 7—FAIR VALUE MEASUREMENTS

Vimeo's financial instruments that are measured at fair value on a recurring basis are as follows:

	December 31, 2022			
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)			
Assets:				
Money market funds	$ 249,422	$ —	$ —	$ 249,422
Time deposits	—	847	—	847
Total	$ 249,422	$ 847	$ —	$ 250,269
Liabilities:				
Contingent consideration arrangements	$ —	$ —	$ 7,845	$ 7,845

	December 31, 2021			
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)			
Assets:				
Money market funds	$ 305,836	$ —	$ —	$ 305,836
Liabilities:				
Contingent consideration arrangements	$ —	$ —	$ 12,200	$ 12,200

Money market funds and time deposits are included in "Cash and cash equivalents" in the accompanying consolidated balance sheet. Contingent consideration is included in "Accrued expenses and other current liabilities" and "Other long-term liabilities" in the accompanying consolidated balance sheet at December 31, 2022 and December 31, 2021, respectively.

Vimeo's non-financial assets, such as goodwill, intangible assets with definite lives, ROU assets and leasehold improvements and equipment, are adjusted to fair value only if an impairment is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

The changes in the Company's financial instruments that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2021	
	(In thousands)			
Balance at beginning of period	$	12,200	$	—
Fair value at date of acquisition		—		12,200
Total net losses (gains):				
Included in operating loss		(1,116)		—
Measurement period adjustments		1,577		—
Settlements		(4,816)		—
Balance at end of period	$	7,845	$	12,200

Contingent Consideration Arrangements

At December 31, 2022, the Company had two outstanding contingent consideration arrangements related to the acquisitions of Wibbitz and WIREWAX. The maximum contingent payments related to these arrangements at the time of the acquisitions were $15.0 million for Wibbitz and $10.0 million for WIREWAX. The acquisition date fair values of the Wibbitz and WIREWAX contingent consideration arrangements were $5.6 million and $8.2 million, respectively, and were finalized when the Company recorded measurement period adjustments to increase the provisional amounts recorded by $1.6 million in the first quarter of 2022. These changes were recorded as an increase to "Goodwill" in the accompanying consolidated balance sheet. The allocation of the purchase price for these acquisitions was finalized in the second quarter of 2022.

The acquisition date fair value of each of the contingent consideration arrangements was determined by using probability weighted analyses to estimate the contingent payments, adjusted to fair value by applying a discount rate. The Company remeasures the fair value of each contingent consideration arrangement each reporting period using the same methodology and any adjustments are recognized in "General and administrative expense" in the consolidated statement of operations.

The contingent consideration arrangement for Wibbitz is primarily dependent upon the amount of annual recurring revenue ("ARR") from Wibbitz subscribers as of December 31, 2022 who have agreed to migrate to the Vimeo platform by June 30, 2023. During the year ended December 31, 2022, the fair value of the contingent consideration liability was reduced by $2.6 million to $3.0 million due primarily to a decrease in the ARR of Wibbitz subscribers at December 31, 2022, relative to the amounts forecasted as of the acquisition date.

The contingent consideration arrangement for WIREWAX is based upon achievement of an integration milestone and attainment of certain ARR thresholds within two years of the acquisition. The integration milestone was met, resulting in a payment of $4.8 million in July 2022, which is consistent with the acquisition date fair value. Additionally, during the year ended December 31, 2022, the fair value of the contingent consideration liability based on the attainment of certain ARR thresholds was increased by $1.5 million to $4.9 million due primarily to an increase in the likelihood of attaining certain ARR thresholds earlier than previously estimated.

NOTE 8—REVOLVING CREDIT FACILITY

On February 12, 2021, Vimeo OpCo entered into a $100 million revolving credit facility (the "Credit Facility"), which expires on February 12, 2026. Any borrowings under the Credit Facility are guaranteed by Vimeo's wholly-owned material domestic subsidiaries, if any, and are secured by substantially all assets of Vimeo and any guarantors, subject to certain exceptions. At December 31, 2022, the commitment fee, which is based on the consolidated net leverage ratio most recently reported and the average daily amount of the available revolving commitments, was 20 basis points. Any borrowings under the Credit Facility would bear interest, plus an applicable margin, which is determined by reference to a pricing grid based on Vimeo's consolidated net leverage ratio. The financial covenants require Vimeo to maintain a minimum liquidity of not less than $50.0 million until December 31, 2022 and, thereafter, at the end of each quarterly test period, a consolidated net leverage ratio (as defined in the agreement) of not more than 5.5 to 1.0. The Credit Facility also contains customary affirmative and negative covenants, including covenants that would limit Vimeo's ability to pay dividends or make distributions on or repurchase certain equity interests in the event a default has occurred or Vimeo's consolidated net leverage ratio exceeds 4.0 to

1.0. At December 31, 2022, there were no outstanding borrowings under the Credit Facility. In December 2021, Vimeo agreed to cease any borrowings under certain non-USD currencies due to the applicable LIBOR benchmark rates no longer being available publicly from and after December 31, 2021 and until an amendment is made to the Credit Facility to replace LIBOR with an alternative benchmark.

NOTE 9—SHAREHOLDERS' EQUITY

Description of Vimeo Common Stock and Vimeo Class B Common Stock

Except as described herein, shares of Vimeo common stock and Vimeo Class B common stock are identical.

In general, the holders of Vimeo common stock vote together as a single class with the holders of Vimeo Class B common stock on all matters, including the election of directors; provided, however, that the holders of Vimeo common stock, acting as a single class, are entitled to elect twenty-five percent (25%) of the total number of Vimeo directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of Vimeo common stock and Vimeo Class B common stock entitles the holder to one vote per share and ten votes per share, respectively.

The holders of shares of Vimeo common stock and the holders of shares of Vimeo Class B common stock are entitled to receive, share for share, such dividends as may be declared by Vimeo's Board of Directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution, distribution of assets or winding-up of Vimeo, the holders of shares of Vimeo common stock and Vimeo Class B common stock are entitled to receive, share for share, all the assets available for distribution after payment of a proper amount to the holders of any series of Vimeo preferred stock, including any series that may be issued in the future.

Upon completion of the Spin-off, Vimeo amended and restated its certificate of incorporation such that it is authorized to issue 1,600,000,000 shares of Vimeo common stock and 400,000,000 shares of Vimeo Class B common stock.

Description of Preferred Stock

Vimeo's Board of Directors is authorized to provide for the issuance of shares of preferred stock, and any class or series thereof, and to assign the designations, powers, preferences and rights to each such class or series and any qualifications, limitations or restrictions. There have been no preferred stock issuances to date.

Sale of Common Stock

In January 2021, Vimeo OpCo raised $300 million of equity capital via the sale of 6.2 million shares of its Class A Voting common stock for $200 million, or $32.41 per share, at a $5.2 billion pre-money valuation, and 2.8 million shares of its Class A Voting common stock for $100 million, or $35.35 per share, at a $5.7 billion pre-money valuation.

On November 10, 2020, Vimeo OpCo raised $150 million of equity capital via the sale of approximately 8.7 million shares of its Class A Voting common stock at a price of $17.33 per share, based on an enterprise value of approximately $2.75 billion.

Stock Repurchase Program

On February 25, 2022, the Board of Directors authorized a stock repurchase program of up to $50 million of the Company's common stock through open market or private transactions. Under the stock repurchase authorization, Vimeo may repurchase shares of its common stock at any time or from time to time, without prior notice, subject to market conditions and other considerations, as determined by management. Vimeo's repurchases may be made through 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or other transactions. No date has been established for the completion of the stock repurchase program. Vimeo intends to fund repurchases under the repurchase program from cash on hand. Vimeo has no obligation to repurchase any shares under the repurchase program and may suspend or discontinue it at any time. There were no shares repurchased during the year ended December 31, 2022.

NOTE 10—ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consisting of foreign currency translation adjustments is as follows:

	Years Ended December 31,		
	2022	2021	2020
	(In thousands)		
Balance at beginning of period	$ (86)	$ (87)	$ (232)
Other comprehensive (loss) income	(745)	1	145
Balance at end of period	$ (831)	$ (86)	$ (87)

At December 31, 2022, 2021, and 2020, there was no tax benefit or provision on accumulated other comprehensive loss.

NOTE 11—STOCK-BASED COMPENSATION

Description of equity plan

Vimeo currently has one active plan, the 2021 Stock and Annual Incentive Plan (the "2021 Plan"), including an Israeli Appendix, which was adopted in connection with the Spin-off. The 2021 Plan replaced the Vimeo, LLC 2012 Incentive Plan, the Vimeo, Inc. 2017 Incentive Plan and the Vimeo, Inc. 2019 Incentive Plan (including an Israeli Appendix), collectively referred to as the "Prior Plans." The Prior Plans were automatically terminated and replaced and superseded by the 2021 Plan upon the completion of the Spin-off. Any and all awards granted under the Prior Plans, remain in effect on their pre Spin-off terms pursuant to the 2021 Plan, subject to adjustment in connection with the Spin-off and the Vimeo Merger. The 2021 Plan also covers vested IAC stock options that were converted into Vimeo stock options in connection with the Spin-off.

The 2021 Plan authorizes the Company to deliver equity awards to its employees, officers, directors and consultants covering an aggregate of up to 10.0 million shares of the Company's common stock (in addition to previously-awarded shares). At December 31, 2022, there are 9.7 million shares available for delivery under the 2021 Plan.

Equity awards provided for in the 2021 Plan include SARs, stock options, RSUs, and other stock-based awards related to shares of Vimeo common stock. The exercise price of stock options and SARs cannot be less than the market value of Vimeo common stock on the grant date. In connection with the settlement of stock-based awards, shares of Vimeo common stock may be issued either from authorized but unissued shares or from treasury stock. SARs issued to date generally vest in equal annual installments over a three or four-year period. RSUs issued to date generally cliff vest either one year or three years from the grant date or in equal annual installments over a three-year period.

Stock-based compensation expense

Vimeo recorded stock-based compensation expense of $64.3 million, $44.9 million, and $11.7 million for the years ended December 31, 2022, 2021, and 2020 respectively. No income tax benefit was recognized in the accompanying consolidated statement of operations for the years ended December 31, 2022, 2021, and 2020 related to equity awards because Vimeo has recorded a full valuation allowance against the related deferred tax asset.

At December 31, 2022, there was $98.0 million of unrecognized compensation cost, net of estimated forfeitures, related to equity awards of SARs and RSUs, which is expected to be recognized over a weighted-average period of 1.9 years. Additionally, there was $72.4 million of unrecognized compensation cost related to the Vimeo Restricted Shares, which is expected to be recognized over the remaining vesting period of 7.9 years. For more information on the impact of the Spin-off and the Vimeo Merger on equity awards refer to "Note 1—Organization and Basis of Presentation."

Stock appreciation rights and stock options

The weighted average grant date fair value for SARs granted during the year ended December 31, 2020 was $2.16. The weighted average assumptions used to value SARs at their grant date for the year ended December 31, 2020 included expected volatility of 38.0%, risk-free interest rate of 1.0%, expected term of 3.3 years, and dividend yield of 0%.

The total intrinsic value of SARs and stock options exercised during the years ended December 31, 2022, 2021, and 2020 was $1.4 million, $49.4 million, and $23.9 million, respectively. Total cash received from the exercise of stock options for the years ended December 31, 2022 and 2021 was less than $0.1 million and $3.4 million, respectively. There were no stock options exercised in the year ended December 31, 2020. No cash is received from the exercise of SARs, as by their nature they are settled net of the exercise price with the award holder entitled to receive value equal to any appreciation in the award.

SAR and stock option activity for the year ended December 31, 2022 is as follows:

	SARs and stock options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic value
	(Shares and intrinsic value in thousands)			
Outstanding at December 31, 2021	17,487	$ 5.91		
Exercised	(325)	5.82		
Forfeited or Expired	(1,935)	6.69		
Outstanding at December 31, 2022[a]	15,227	5.82	4.9	$ 726
Exercisable at December 31, 2022[a]	14,184	$ 5.59	4.8	$ 726

_____

[a]   Includes 4.8 million outstanding and exercisable stock options at December 31, 2022 which relate solely to the conversion of vested IAC stock options into Vimeo stock options in connection with the Spin-off as more fully described in "Note 1—Organization and Basis of Presentation.

As of December 31, 2022, the number, weighted-average exercise price, weighted-average remaining contractual term, and aggregate intrinsic value of Vimeo SARs and stock options that either had vested or are expected to vest approximate the corresponding amounts for Vimeo SARs and stock options outstanding.

Restricted stock units

The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2022, 2021, and 2020 was $8.17, $30.89, and $17.33, respectively.

The grant date fair value for RSUs subject to market-based conditions granted during the year ended December 31, 2022 was $7.25 and was determined by using a Monte Carlo simulation of Vimeo's stock price over the performance period. The assumptions used to value RSUs subject to market-based conditions at their grant date for the year ended December 31, 2022 included expected volatility of 47.0%, risk-free interest rate of 2.5%, and dividend yield of 0%.

The intrinsic value of RSUs that vested during the years ended December 31, 2022 and 2021 was $3.1 million and less than $0.1 million, respectively. There were no RSUs that vested during the year ended December 31, 2020.

RSU activity for the year ended December 31, 2022 is as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
	(Shares in thousands)		
Unvested at December 31, 2021	3,344	$	30.49
Granted[a]	13,889		8.17
Released	(448)		26.85
Forfeited	(851)		18.07
Unvested at December 31, 2022[a]	15,934	$	11.80

_____

[a]   Includes 1.0 million RSUs subject to market-based conditions.

Vimeo Restricted Shares

In connection with the Spin-off, pursuant to which Vimeo equity awards were issued as part of the adjustment of certain outstanding IAC equity awards, Vimeo entered into a Restricted Stock Agreement (the "RSA") with Joseph Levin, Chairman of the Vimeo Board of Directors and IAC's Chief Executive Officer, which provided for a grant of 4,870,500 shares of Vimeo common stock ("Vimeo Restricted Shares"). The terms of the RSA were determined pursuant to the existing requirements of Mr. Levin's restricted stock agreement with IAC as in effect prior to the Spin-off.

Vimeo Restricted Shares granted pursuant to the RSA will cliff vest on November 5, 2030 based on satisfaction of certain Vimeo stock price targets and Mr. Levin's continuous service as a Vimeo director through the vesting date. The number of Vimeo Restricted Shares subject to the RSA is the result of the 3,000,000 shares of IAC Restricted common stock, subject to Mr. Levin's restricted stock agreement with IAC, multiplied by the Spin-off Exchange Ratio.

Mr. Levin may elect to accelerate vesting of the Vimeo Restricted Shares, effective on the 6th, 7th, 8th, or 9th anniversary of the original effective date of the IAC restricted stock agreement (November 5, 2020) (the "Effective Date"), in which case performance will be measured through such date, and Mr. Levin will receive a pro-rated portion of the award (based on the years elapsed from the Effective Date) and any remaining shares will be forfeited. The applicable stock price goals are proportionately lower on the earlier vesting dates.

The value of the Vimeo Restricted Shares was determined using a lattice model that incorporated a Monte Carlo simulation of Vimeo's stock price and IAC's stock price as this award contains a market condition. The attribution of the estimated fair values of the awards (the sum of the fair value of the original IAC award as of the Effective Date, plus any incremental value as a result of the modification to the original IAC award) between IAC and Vimeo, was determined on a proportional basis as a function of the estimated fair value of each respective award as of the date of the Spin-off. The amount allocated to Vimeo was $87.3 million and is expected to be recognized over the remaining requisite service period through November 2030 subject to Mr. Levin's continuous service as a Vimeo director.

Modifications

In connection with the Spin-off and Vimeo Merger, the Company modified certain equity awards resulting in a modification charge of $14.0 million, which is recognized, net of forfeitures, over the remaining requisite service period of the modified awards. As a result, the Company recognized incremental stock-based compensation expense of $1.2 million and $9.5 million in the years ended December 31, 2022 and 2021, respectively.

In connection with the departure of certain executives during 2022, the Company modified specific equity awards to allow for accelerated vesting and longer post-termination exercise periods in the case of SARs. As a result, the Company recognized a net benefit to stock-based compensation expense of $4.4 million which was primarily a result of lower stock prices on the applicable modification dates as compared to the original grant date.

NOTE 12—LOSS PER SHARE

Vimeo common stock and Class B common stock are treated as one class of common stock for earnings per share ("EPS") purposes as both classes of common stock participate in earnings, dividends and other distributions on the same basis. The Vimeo Restricted Shares are participating securities because these shares are unvested and have a non-forfeitable dividend right in the event the Company declares a cash dividend to common shareholders and participates in all other distributions of the Company in the same manner as all other Vimeo common shareholders. No allocation of undistributed losses has been made as the Vimeo Restricted Shares do not participate in losses of the Company.

The computation of basic and diluted loss per share attributable to common shareholders is as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands, except per share data)		
Numerator:			
Net loss	$ (79,591)	$ (52,767)	$ (50,628)
Denominator: [(a) (b) (c)]			
Denominator for earnings per share—weighted average shares	161,478	159,884	159,381
Loss per share attributable to common stock shareholders:			
Loss per share	$ (0.49)	$ (0.33)	$ (0.32)

_____

[(a)] Vimeo Restricted Shares were included in shares of common stock issued and outstanding at December 31, 2022 and 2021 in the accompanying consolidated balance sheet, but were excluded from the computation of weighted average shares outstanding for EPS purposes because the number of shares that ultimately vest is subject to the satisfaction of the conditions described in "Note 11—Stock-Based Compensation."

[(b)] For the years ended December 31, 2022 and 2021, approximately 36.0 million and 25.7 million, respectively, potentially dilutive equity awards were excluded from the computation of diluted EPS because the impact would have been anti-dilutive.

[(c)] Weighted average basic and dilutive shares outstanding for the years ended December 31, 2020 reflects Vimeo's outstanding shares immediately after the completion of the Spin-off as described in "Note 1—Organization and Basis of Presentation."

NOTE 13—LEASES

ROU assets and lease liabilities on the accompanying consolidated balance sheet are as follows:

Leases	Balance Sheet Classification	December 31, 2022	December 31, 2021
		(In thousands)	
Right-of-use assets	Other non-current assets	$ 18,751	$ 13,534
Current lease liabilities	Accrued expenses and other current liabilities	$ 2,979	$ 7,299
Long-term lease liabilities	Other long-term liabilities	16,335	6,709
Total lease liabilities		$ 19,314	$ 14,008

Components of lease expense are as follows:

Lease Expense	Years Ended December 31, 2022	2021	2020
	(In thousands)		
Fixed [a]	$ 5,971	$ 3,884	$ 957
Short-term	2,273	553	273
Variable	226	119	143
Sublease income	—	—	(61)
Total lease expense, net	$ 8,470	$ 4,556	$ 1,312

Lease Expense Income Statement Classification	Years Ended December 31, 2022	2021	2020
	(In thousands)		
Cost of revenue	$ 806	$ 304	$ 31
Research and development expense	2,613	1,984	446
Sales and marketing expense	1,622	1,163	187
General and administrative expense	3,429	1,105	648
Total lease expense, net	$ 8,470	$ 4,556	$ 1,312

Maturities of lease liabilities as of December 31, 2022 are as follows:

Years Ended December 31,	(In thousands)
2023	$ 4,379
2024	4,507
2025	4,672
2026	4,378
2027	4,376
Thereafter	1,318
Total[b]	23,630
Less: imputed interest	(4,316)
Total lease liabilities	$ 19,314

_____

[b]   As of December 31, 2022, the Company had no legally binding minimum lease payments for leases signed but not yet commenced.

The weighted average assumptions used for lease term and discount rate are as follows:

	December 31,		
	2022	**2021**	**2020**
Remaining lease term	5.1 years	2.6 years	2.7 years
Discount rate	8.1 %	3.1 %	3.0 %

Other information related to leases is as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Right-of-use assets obtained in exchange for lease liabilities	$ 14,793	$ 15,654	$ 1,322
Cash paid for amounts included in the measurement of lease liabilities	$ 5,724	$ 3,543	$ 3,601

NOTE 14—COMMITMENTS AND CONTINGENCIES

Commitments

Vimeo has entered into certain off-balance sheet commitments that require the future purchase of services ("purchase obligations"). Future payments under non-cancelable unconditional purchase obligations as of December 31, 2022, principally consist of payments for various cloud computing contracts and are as follows:

	Amount of Commitment Expiration Per Period				
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total Amounts Committed
	(In thousands)				
Purchase obligations	$ 54,700	$ 39,212	$ —	$ —	$ 93,912

Contingencies

In the ordinary course of business, Vimeo is, and from time to time may become, a party to various legal proceedings. Vimeo establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against Vimeo, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations or financial condition of Vimeo, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. Vimeo also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations or financial condition of Vimeo. See "Note 4—Income Taxes" for additional information related to income tax contingencies.

EMI/Capitol Records Copyright Infringement Litigation

In December 2009, a group of music publishers owned by EMI Music Publishing (now owned by Sony/ATV Music Publishing, a subsidiary of Sony Entertainment) and a group of then EMI-affiliated record companies, including Capitol Records (now owned by Universal Music Group), filed two lawsuits against Vimeo and its former owner, Connected Ventures, in the U.S. District Court for the Southern District of New York. See *Capitol Records, LLC v. Vimeo, LLC*, No. 09 Civ. 10101 (S.D.N.Y.) and *EMI Blackwood Music, Inc. v. Vimeo, LLC*, No. 09 Civ. 10105 (S.D.N.Y.). In both cases, plaintiffs allege that Vimeo infringed their music copyrights (in the publishers' musical compositions and the record companies' sound recordings) by hosting and streaming videos uploaded by users (and in certain cases, former employees) featuring their musical works. Plaintiffs seek, among other things, injunctive relief and monetary damages. The initial complaints identified 199 videos as infringing (which Vimeo removed post-suit).

Prior to suit, plaintiffs did not avail themselves of their right to submit a takedown notice to Vimeo pursuant to the online safe harbor provisions of the Digital Millennium Copyright Act of 1998 ("DMCA"), which limits the liability of online service providers for copyright infringement of their users when the provider takes certain measures. Vimeo asserts that the DMCA limits its liability because it complies with the DMCA and plaintiffs failed to submit takedown notices. Plaintiffs disagree, asserting various theories as to why the DMCA may not apply to some or all of the videos-in-suit.

The district court bifurcated proceedings and required the parties to first litigate the issue of whether Vimeo satisfied the DMCA's safe harbor provisions. On September 18, 2013, the district court granted partial summary judgment to Vimeo on 144 of the 199 original videos-in-suit on the ground that Vimeo complied with the threshold requirements of the DMCA and that there was no evidence that a Vimeo employee had watched the videos in question such that Vimeo had actual or "red flag" knowledge of infringement, which would disqualify the DMCA's application. The court denied summary judgment as to 35 videos-in-suit on the ground that there was a material question of fact as to whether Vimeo had "red flag" knowledge of infringement based upon employees having watched all or part of these videos. The court further held that the DMCA did not apply to the record companies' state-law claims regarding sound recordings fixed before February 1972; a trial was necessary to determine whether Vimeo was liable for employees who uploaded approximately 20 videos; and that plaintiffs should be permitted to amend their complaints to add over 1,500 videos allegedly infringing their copyrights (which Vimeo removed after receiving plaintiffs' proposed amended complaint).

Vimeo sought and obtained the right to appeal certain issues on an interlocutory basis to the U.S. Court of Appeals for the Second Circuit. On June 16, 2016, the Second Circuit held that (1) the district court had applied the incorrect summary-judgment standard for "red flag" infringement and that evidence that an employee watched all or part of a video containing plaintiffs' music did not raise a genuine issue of fact as to whether Vimeo had "red flag" knowledge in such video; (2) the DMCA applies to state-law copyright infringement claims predicated on pre-1972 sound recordings; and (3) on an issue raised by plaintiffs in their cross-appeal, the record did not show that Vimeo was willfully blind towards infringing activity taking place on its platform. As a result of these rulings, the Second Circuit partially vacated the district court's ruling and remanded the case for further proceedings consistent with its judgment.

On March 31, 2018, the district court granted Vimeo's motion to dismiss plaintiffs' state-law unfair competition claims on the grounds that they were state-law copyright claims covered by the DMCA per the Second Circuit's judgment. On May 28, 2021, the district court granted Vimeo summary judgment as to videos for which the sole remaining basis of liability the assertion that Vimeo had "red flag" knowledge of infringement. On August 26, 2021, the district court approved a stipulation whereby plaintiffs agreed to conditionally dismiss all remaining claims to allow a final judgment to issue. Under the stipulation, plaintiffs may refile their claims regarding the alleged employee-uploaded videos if the Second Circuit reverses the district court's other rulings in whole or in part. On November 1, 2021, the district court entered a final judgment adopting the terms of the parties' stipulation. On November 29, 2021, plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit. The appeal has been fully briefed.

Vimeo believes that the allegations in these lawsuits are without merit and will defend vigorously against them.

RTI Copyright Litigation

Between 2012 and 2017, Italian broadcaster Reti Televisive Italiane s.p.a. and an affiliate thereof (collectively, "RTI") filed four lawsuits for copyright infringement against Vimeo in the Civil Court of Rome. See *Reti Televisive Italiane s.p.a. v. Vimeo, LLC*, Cause Nos. 23732/12, 62343/2015, and 59780/2017 (Rome Civil Court), and *Medusa Film v. Vimeo, Inc.*, Cause No. 74775/2017 (Rome Civil Court). In each case, RTI asserts that Vimeo infringed its copyrights by hosting and streaming user-uploaded videos that allegedly contain RTI's television or film programming, and seeks, among other things, injunctive relief and monetary damages.

On January 15, 2019, the Civil Court of Rome concluded the first case (No. 23732/12) and entered a judgment against Vimeo, awarding RTI damages of EUR 8,500,000 plus interest and entering an injunction against Vimeo with respect to further acts of infringement. Vimeo filed an appeal and petitioned to stay the judgment pending appeal. On May 13, 2019, the Rome Court of Appeals stayed the judgment pending appeal. On August 10, 2022, the Rome Court of Appeals affirmed the judgment. Vimeo is now appealing to the Italian Supreme Court of Cassation.

On June 2, 2019, the Civil Court of Rome concluded the second case (No. 62343/2015) and entered a judgment against Vimeo, awarding RTI damages of EUR 4,746,273 plus interest and entering an injunction against Vimeo as to further acts infringement. Vimeo filed an appeal and petitioned to stay the judgment pending appeal. The Rome Court of Appeal declined to stay the judgment. The appeal is currently pending. On October 26, 2020, RTI commenced a lawsuit against Vimeo in the U.S. District Court for the Southern District of New York to enforce the damages award of the June 2019 judgment. See *Reti Televisive Italiane s.p.a. v. Vimeo, LLC*, No. 20 Civ. 8954 (S.D.N.Y.). On December 22, 2020, Vimeo and RTI filed, and the district court entered, a stipulation and order staying the U.S. proceedings pending the final outcome of the appeals from the Italian judgment at issue.

The third case (No. 59780/2017) is currently pending before the Civil Court of Rome.

On October 18, 2022, the Civil Court of Rome issued a decision in the fourth case, Medusa Film v. Vimeo, Inc. (No. 74775/2017,) finding liability, but rejecting RTI's damage calculation and reserving judgment as to the amount of damages. On November 30, 2022, RTI served a notice of appeal challenging the court's decision on damages.

Vimeo believes that the allegations in these lawsuits are without merit and will defend vigorously against them.

Sony/Universal/Warner Copyright Litigation

In March 2021, Sony Music Entertainment Italy (a subsidiary of Sony Music Entertainment Group), Warner Music Italia (a subsidiary of Warner Music Group), Universal Music Italia (a subsidiary of Universal Music Group), and Warner Music

International Services (a subsidiary of Warner Music Group) filed a lawsuit against Vimeo in the Court of Milan alleging violations of Italian copyright and unfair competition laws. See *Sony Music Entertainment Italy s.p.a. et al. v. Vimeo, Inc.*, Case No. 10977/2021 (Court of Milan, Business Division). The complaint alleges that Vimeo infringed plaintiffs' copyrights by hosting and streaming user-uploaded videos that contain plaintiffs' copyrighted works and that, upon notification of the alleged infringement, Vimeo employed a takedown process that did not comply with Italian law. The complaint seeks, among other things, injunctive relief. On November 3, 2021, Vimeo filed its initial brief. On November 23, 2021, the parties attended the initial hearing with the Court of Milan where the court set forth a briefing schedule. The parties have exchanged briefs, and the next hearing is scheduled for December 18, 2023. Vimeo believes that the allegations in this lawsuit are without merit and will defend vigorously against them.

Illinois Biometric Information Privacy Act Litigation

On September 9, 2019, Bradley Acaley filed, on behalf of himself and other similarly situated individuals, a putative class action complaint against Vimeo in the Circuit Court of Cook County, Illinois. See *Bradley Acaley v. Vimeo, Inc.*, *Acaley v. Vimeo.com, Inc.*, Case No. 2019 CH10873 (Ill. Cir. Ct.). Vimeo thereafter removed the case to the U.S. District Court for the Northern District of Illinois, where it is now pending. See *Bradley Acaley v. Vimeo, Inc.*, No. 19 Civ. 7164 (N.D. Ill.). In his complaint, plaintiff asserts that Vimeo's Magisto mobile application collected facial biometric information in a manner that violated his rights under the Illinois Biometric Information Privacy Act ("BIPA"), and he seeks, among other things, injunctive relief and monetary damages.

On May 29, 2022, the parties entered into a settlement agreement that, subject to court approval, will result in certain payments to class members in exchange for releases to Vimeo. On June 6, 2022, the case was, pursuant to the parties' stipulation, remanded from federal court back to the Circuit Court of Cook County, Illinois. On July 22, 2022, plaintiffs' counsel filed a motion for preliminary approval of the settlement agreement, and the court issued an order granting preliminary approval of the settlement on January 20, 2023.

Vimeo denies liability in connection with this lawsuit.

NOTE 15—RELATED PARTY TRANSACTIONS

Relationship with IAC following the Spin-off

Following the Spin-off, the relationship between Vimeo and IAC has been governed by a number of agreements that include: a separation agreement; a tax matters agreement; a transition services agreement; an employee matters agreement; and a data protection agreement. These agreements were entered into as of May 24, 2021 and are filed as exhibits to the Annual Report on Form 10-K of which these financial statements form a part, and the summaries of these documents that follow are qualified in their entirety by reference to the full text of those documents. The total related charges for the years ended December 31, 2022, 2021, and 2020 were $3.6 million, $12.8 million, and $10.3 million, respectively. At December 31, 2022, there was no amount due to IAC. At December 31, 2021, Vimeo had a current payable due to IAC of $6.4 million, which was included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheet and was subsequently paid in January 2022. Certain of the services subject to these agreements have continued into 2023.

In November 2021 Vimeo entered into a sublease agreement with a subsidiary of Angi Inc., which is also an indirect subsidiary of IAC, whereby Vimeo agreed to sublease the 10th floor at 330 West 34th Street ("West 34th Street Sublease") in New York City. In July 2022, Vimeo extended the terms of the West 34th Street Sublease, and added a sublease of a portion of the fifth floor, both through April 2028. At December 31, 2022 Vimeo had a current lease liability of $2.0 million included in "Accrued expenses and other current liabilities" and a non-current lease liability of $13.0 million included in "Other long-term liabilities" related to the West 34th Street Sublease in the accompanying consolidated balance sheet. Prior to the Spin-off, IAC allocated rent expense to Vimeo for the space that it occupied in IAC's headquarters building at 555 West 18th Street in New York City. Upon the completion of the Spin-off, Vimeo entered into an operating lease agreement with IAC for this space, which Vimeo subsequently exited on June 30, 2022. The total rent expense for these two locations for the years ended December 31, 2022, 2021, and 2020 were $4.6 million, $4.4 million, and $3.8 million, respectively.

For the years ended December 31, 2021 and 2020, Vimeo's consolidated statement of operations also includes $1.0 million and $6.1 million of costs allocated by IAC, including stock-based compensation expense, related to IAC's accounting, treasury, legal, tax, corporate support, financial systems, and internal audit functions. These allocations were based on Vimeo's revenue as a percentage of IAC's total revenue and are reflected in the accompanying consolidated balance sheet within "Additional paid-in-capital." It is not practicable to determine the actual expenses that would have been incurred for these services had Vimeo operated as a standalone entity during the periods presented. Management considers the allocation method to be reasonable.

Separation Agreement

The separation agreement provided for restructuring transactions including, among other things, the transfer to Vimeo of IAC's equity interests in Vimeo OpCo and the repayment by Vimeo OpCo of all outstanding intercompany debt owed to IAC and its subsidiaries (other than Vimeo OpCo's subsidiaries). The separation agreement also provided for the pre-Spin-off adoption of the certificate of incorporation and by-laws of Vimeo that came into effect at the time of the Spin-off.

Tax Matters Agreement

In connection with the Spin-off, IAC and Vimeo entered into a tax matters agreement that governs the parties' respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Distribution to qualify as tax-free for U.S. federal income tax purposes), entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters.

In addition, the tax matters agreement imposes certain restrictions on Vimeo and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) designed to preserve the tax-free status of the Distribution. The tax matters agreement provides special rules that allocate tax liabilities in the event the Distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Code. Under the tax matters agreement, IAC and Vimeo generally are responsible for any taxes and related amounts imposed on either of the parties as a result of a failure to so qualify to the extent that the failure to so qualify is attributable to a breach of the relevant representations or covenants made by that party in the tax matters agreement or an acquisition of such party's equity securities or assets.

Employee Matters Agreement

The employee matters agreement covers a range of compensation and benefit matters related to the Spin-off. In general, under the employee matters agreement IAC assumed or retained (i) all liabilities with respect to IAC employees, former IAC employees and their dependents and beneficiaries under all IAC employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all IAC employees, former IAC employees and other service providers. Vimeo assumed or retained (i) all liabilities under its employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all Vimeo employees, former employees and other service providers.

As of January 1, 2022, Vimeo no longer participates in IAC employee benefit plans, but has established its own employee benefit plans that are substantially similar to the plans sponsored by IAC prior to the Spin-off.

Transition Services Agreement

Under the transition services agreement, each of IAC and Vimeo provides to the other party on an interim, transitional basis, various support services, which includes support with governmental affairs, finance and accounting services, corporate sourcing, legal affairs, systems support, and any such other support services as to which IAC and Vimeo mutually agree. The charges for these services is generally on an actual cost basis (without markup), except as otherwise agreed upon prior to the completion of the Spin-off. Each of IAC and Vimeo, as recipient of services, has the right to terminate the transition services agreement with respect to one or more particular services upon 90 days' prior written notice.

In September 2021, Vimeo and IAC entered into an allocation agreement whereby Vimeo maintains coverage under IAC's membership with a patent risk management service, RPX Corporation ("RPX"), and whereby Vimeo shares the costs of IAC's membership with RPX for the period through September 18, 2023.

Debt—Related Party

In January 2021, Vimeo OpCo repaid its outstanding related party debt to IAC in the amount of $99.5 million, which included accrued interest of $4.9 million, using a portion of the proceeds from the January 2021 primary equity raise described in "Note 9—Shareholders' Equity." Each promissory note bore interest at 10% per annum.

NOTE 16—BENEFIT PLANS

Beginning January 1, 2022, Vimeo employees in the United States may elect to participate in the Vimeo Retirement Savings Plan (the "Vimeo Plan"), which is a retirement savings program in the United States that qualifies under Section 401(k) of the Internal Revenue Code. The employer match under the Vimeo Plan is 100% of the first 10% of a participant's eligible earnings, subject to IRS limits on the Company's matching contribution that a participant contributes to the Vimeo Plan. Under the Vimeo Plan, the Company's common stock is not an available investment option. Vimeo incurred costs related to matching contributions to the Vimeo Plan of $6.7 million for the year ended December 31, 2022.

Prior to January 1, 2022, Vimeo employees in the United States may have elected to participate in the IAC/ InterActiveCorp Retirement Savings Plan ("the IAC Plan"), which is a retirement savings program in the United States that qualifies under Section 401(k) of the Internal Revenue Code. The employer match under the IAC Plan was the same as the Vimeo Plan. Vimeo incurred costs related to matching contributions to the IAC Plan of $5.1 million and $3.5 million for the years ended December 31, 2021, and 2020, respectively. On January 1, 2022, all investments in the IAC Plan were transferred to the Vimeo Plan.

Vimeo also has or participates in various benefit plans, primarily defined contribution plans, for its international employees. Vimeo incurred costs related to contributions to these plans of $2.3 million, $1.5 million, and $0.9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 17—FINANCIAL STATEMENT DETAILS

Cash and Cash Equivalents and Restricted Cash

The reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheet to the total amounts shown in the accompanying consolidated statement of cash flows is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020	December 31, 2019
	(In thousands)			
Cash and cash equivalents	$ 274,497	$ 321,900	$ 110,011	$ 1,939
Restricted cash included in other current assets	337	445	26	24
Total cash and cash equivalents and restricted cash as shown on the consolidated statement of cash flows	$ 274,834	$ 322,345	$ 110,037	$ 1,963

Restricted cash at December 31, 2022 and 2021 primarily consisted of deposits related to a lease and corporate credit cards.

Restricted cash at December 31, 2020 and 2019 primarily consisted of a deposit related to corporate credit cards.

Prepaid Expenses and Other Current Assets

	December 31,	
	2022	2021
	(In thousands)	
Prepaid expenses	$ 12,503	$ 11,377
Other current assets	5,892	7,434
Prepaid expenses and other current assets	$ 18,395	$ 18,811

Accrued Expenses and Other Current Liabilities

	December 31,	
	2022	**2021**
	(In thousands)	
Accrued employee compensation and benefits	$ 21,924	$ 23,082
Due to IAC	—	6,426
Other accrued expenses and current liabilities[a]	35,227	37,877
Accrued expenses and other current liabilities	$ 57,151	$ 67,385

_____

[a] As of December 31, 2022 and 2021, includes $2.0 million and $6.1 million, respectively, related to the operating lease agreements as described in "Note 15—Related Party Transactions."

Other Income, net

The components of "Other income, net" are as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Foreign exchange gains (losses), net	$ 1,893	$ (2)	$ (710)
Interest income	3,866	83	12
Gain on sale of an asset	—	10,151	288
Other, net	5	9	503
Other income, net	$ 5,764	$ 10,241	$ 93

Gain on sale of an asset in 2021 related to a net gain of $10.2 million related to the sale of Vimeo's retained interest in its former hardware business.

Other, net for the year ended December 31, 2020, includes a gain of $0.5 million related to funds released from escrow related to the acquisition of Magisto.

Supplemental Disclosure of Cash Flow Information

	Years Ended December 31,		
	2022	**2021**	**2020**
	(In thousands)		
Cash received (paid) during the year for:			
Interest payments	$ (203)	$ (5,064)	$ (10,653)
Income tax payments	(1,336)	(801)	(957)
Income tax refunds	123	62	70

NOTE 18—RESTRUCTURING

During the year ended December 31, 2022, the Company initiated and completed a restructuring plan that resulted in a reduction of its workforce of approximately 6% of its employees. One-time termination benefits include severance, continuation of health insurance coverage, and other benefits for a specified period of time, which resulted in $4.2 million of restructuring costs for the year ended December 31, 2022. These costs have been recognized in the accompanying consolidated statement of operations (depending upon the impacted employee's job function) as follows:

	Year Ended December 31,
	2022
	(In thousands)
Restructuring costs:	
Research and development expense	$ 2,282
Sales and marketing expense	1,133
General and administrative expense	768
Total	$ 4,183

At December 31, 2022, a payable of $0.3 million related to restructuring costs was included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheet.

NOTE 19—SUBSEQUENT EVENT

In January 2023, the Company completed an evaluation to a sufficient level of detail to commit to a restructuring plan that resulted in a reduction to its workforce of approximately 11% of its employees. All impacted employees were notified in January and the Company expects to provide severance payments, continuation of health coverage, and other benefits for a specified period of time to the affected employees. As a result, the Company currently estimates that it will incur restructuring costs of approximately $4.0 million to $5.0 million in the first quarter of 2023.

VIMEO, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period		Charges to Earnings		Charges to Other Accounts		Deductions		Balance at End of Period
					(In thousands)				
2022									
Allowance for credit losses	$	1,324	$	7,606 [a]	$	—	$	(3,747) [b]	$	5,183
Deferred tax valuation allowance		52,023		12,736 [c]		2,785 [d]		—		67,544
2021									
Allowance for credit losses	$	476	$	1,428 [a]	$	—	$	(580) [b]	$	1,324
Deferred tax valuation allowance		51,689		20,858 [e]		(20,524) [f]		—		52,023
2020									
Allowance for credit losses	$	273	$	1,834 [a]	$	—	$	(1,631) [b]	$	476
Deferred tax valuation allowance		35,745		15,946 [e]		(2) [g]		—		51,689
Other reserves		3								—

---

[a]   Additions to the allowance for credit losses are charged to expense.

[b]   Write-off of reserved accounts receivable, net of recoveries.

[c]   Amount is due primarily to deferred tax assets for capitalized research and development expenses, partially offset by federal and state NOL utilization.

[d]   Amount is due primarily to the change in attributes resulting from the final Spin-off allocation.

[e]   Amount is due primarily to federal and state NOLs and other carryforwards.

[f]   Amount is due primarily to the decrease in attributes resulting from the Spin-off allocation, partially offset by the acquisition of foreign NOLs.

[g]   Amount is due to currency translation adjustments on foreign NOLs.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company monitors and evaluates on an ongoing basis its disclosure controls and procedures and internal control over financial reporting in order to improve their overall effectiveness. In the course of these evaluations, the Company modifies and refines its internal processes as conditions warrant.

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Vimeo's management, including its principal executive and principal financial officers, or persons performing similar functions, evaluated the effectiveness of the Company's disclosure controls and procedures as defined by Rule 13a-15(e) under the Exchange Act. Based on this evaluation, management has concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Annual Report on Internal Control Over Financial Reporting

Vimeo management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) for the Company. Vimeo's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, Vimeo management used the criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management has determined that, as of December 31, 2022, the Company's internal control over financial reporting is effective. The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report, included herein.

Changes in Internal Control over Financial Reporting

There was no change in Vimeo's internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, Vimeo's internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

In designing and evaluating the disclosure controls and procedures, Vimeo's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vimeo, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Vimeo, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Vimeo, Inc. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement schedule, and our report dated February 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York
February 27, 2023

Item 9B. Other Information

As previously disclosed on December 20, 2023, Mark Kornfilt notified Vimeo of his intention to resign as President of the Company effective as of March 31, 2023, to pursue other non-competitive opportunities. In connection with the foregoing, on February 24, 2023, Vimeo and Mr. Kornfilt entered into a Memorandum of Understanding (the "MOU"). The MOU provides that (i) Vimeo and Mr. Kornfilt will separately enter into an agreement whereby the Company will retain Mr. Kornfilt as an advisor to its Board of Directors, as further detailed below, (ii) the Company will accelerate the vesting of Mr. Kornfilt's March 2021 award of 344,216 restricted stock units, which ordinarily would have vested in full on March 3, 2024, and (ii) the Company will provide Mr. Kornfilt with eighteen months after his separation date to exercise his vested stock appreciation rights or stock options, as provided for in Mr. Kornfilt's offer letter dated May 4, 2022. In addition, the MOU includes other customary terms and covenants in favor of the Company.

Additionally, on February 24, 2023, Vimeo and Mr. Kornfilt entered into a Board Advisor Agreement, pursuant to which Mr. Kornfilt will serve as a non-employee strategic advisor to Vimeo's Board of Directors for a period beginning on April 4, 2023 and ending on March 31, 2024. As part of this agreement, Mr. Kornfilt is expected to attend, in a non-voting advisory capacity, meetings of the Board of Directors. In connection with Mr. Kornfilt's services, Vimeo will pay Mr. Kornfilt a cash retainer of $50,000.

The foregoing summaries of the MOU and the Board Advisor Agreement do not purport to be complete and are qualified in their entirety by reference to the MOU and the Board Advisor Agreement, copies of which are filed as exhibits to this Annual Report on Form 10-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

The information required by Part III (Items 10, 11, 12, 13 and 14) is incorporated by reference to our definitive Proxy Statement to be used in connection with our 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"), as set forth below in accordance with General Instruction G(3) of Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be included in our 2023 Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be included in our 2023 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in our 2023 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be included in our 2023 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item will be included in our 2023 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) List of documents filed as part of this Report:

(1) Consolidated Financial Statements of Vimeo
> Report of Independent Registered Public Accounting Firm: Ernst & Young LLP (PCAOB ID: 42).
> Consolidated Balance Sheet as of December 31, 2022 and 2021.
> Consolidated Statement of Operations for the Years Ended December 31, 2022, 2021 and 2020.
> Consolidated Statement of Comprehensive Operations for the Years Ended December 31, 2022, 2021 and 2020.
> Consolidated Statement of Shareholders' Equity for the Years Ended December 31, 2022, 2021 and 2020.
> Consolidated Statement of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020.
> Notes to Consolidated Financial Statements.

(2) Consolidated Financial Statement Schedule of Vimeo

Schedule Number	
II	Valuation and Qualifying Accounts.

All other financial statements and schedules not listed have been omitted since the required information is either included in the Consolidated Financial Statements or the notes thereto, is not applicable or is not required.

(3) Exhibits

Exhibit No.	Description of Document	Location
2.1*	Separation Agreement, by and between IAC/InterActiveCorp and Vimeo, Inc., dated May 24, 2021	Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
2.2*	Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2021 by and among Vimeo, Inc., Stream Merger Sub, Inc. and Vimeo.com, Inc.	Annex G of the Registrant's Joint Registration Statement on Form S-4 with IAC, filed on March 12, 2021
3.1	Amended and Restated Certificate of Incorporation of Vimeo, Inc.	Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
3.2	Amended and Restated By-laws of Vimeo, Inc.	Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
4.1	Description of Securities	Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed on March 1, 2022
10.1*	Transition Services Agreement by and between IAC/InterActiveCorp and Vimeo, Inc., dated as of May 24, 2021	Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021

Exhibit No.	Description of Document	Location
10.2*	Employee Matters Agreement by and between IAC/InterActiveCorp and Vimeo, Inc., dated as of May 24, 2021	Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
10.3*	Tax Matters Agreement by and between IAC/InterActiveCorp and Vimeo, Inc., dated as of May 24, 2021	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
10.4#	Vimeo, Inc. 2021 Stock and Annual Incentive Plan	Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on May 27, 2021
10.5#	Vimeo, Inc. Deferred Compensation Plan for Non-Employee Directors	Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed on March 1, 2022
10.6#	Restricted Stock Agreement, dated as of June 7, 2021, by and between Vimeo, Inc. and Joseph M. Levin	Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on June 8, 2021
10.7#	Offer Letter between Anjali Sud and Vimeo.com, Inc., dated as of May 4, 2022	Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2022
10.8#	Offer Letter between Gillian Munson and Vimeo.com, Inc., dated as of April 2, 2022	Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2022
10.9#*	Offer Letter between Mark Kornfilt and Vimeo.com, Inc., dated as of May 4, 2022	Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2022
10.10#	Transition Agreement by and between Narayan Menon and Vimeo, Inc., dated as of February 4, 2022	Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on May 5, 2022
10.11#	Memorandum of Understanding by and between Mark Kornfilt and Vimeo, Inc., dated as of February 24, 2023	Filed herewith.
10.12#	Board Advisor Agreement by and between Mark Kornfilt and Vimeo, Inc., dated as of February 24, 2023	Filed herewith.
21.1	List of Subsidiaries of Vimeo, Inc.	Filed herewith.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.

Exhibit No.	Description of Document	Location
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith.
101.INS	Inline XBRL Instance	Filed herewith.
101.SCH	Inline XBRL Taxonomy Extension Schema	Filed herewith.
101.CAL	Inline XBRL Taxonomy Extension Calculation	Filed herewith.
101.DEF	Inline XBRL Taxonomy Extension Definition	Filed herewith.
101.LAB	Inline XBRL Taxonomy Extension Labels	Filed herewith.
101.PRE	Inline XBRL Taxonomy Extension Presentation	Filed herewith.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

#	Management contract or compensatory plan or arrangement	
*	Portions of this exhibit have been omitted because such information is both: (i) not material to the Registrant and (ii) would be competitively harmful if publicly disclosed.	
**	The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates them by reference.	

Item 16. Form 10-K Summary

None.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 27, 2023   VIMEO, INC.

By: /s/ Gillian Munson
_____

    Name: Gillian Munson
    Title: Chief Financial Officer


POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gillian Munson and Jessica Tracy, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such individual in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or the individual's substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities and on February 27, 2023:

Signature	Title
/s/ Anjali Sud Anjali Sud	Chief Executive Officer *(Principal Executive Officer)*
/s/ Gillian Munson Gillian Munson	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*
/s/ Joseph Levin Joseph Levin	Chairman of the Board of Directors
/s/ Adam Gross Adam Gross	Director
/s/ Alesia J. Haas Alesia J. Haas	Director
/s/ Kendall Handler Kendall Handler	Director
/s/ Jay Herratti Jay Herratti	Director
/s/ Ida Kane Ida Kane	Director

Signature	Title
/s/ Mo Koyfman	Director
Mo Koyfman	
/s/ Shelton "Spike" Lee	Director
Shelton "Spike" Lee	
/s/ Nabil Mallick	Director
Nabil Mallick	
/s/ Glenn H. Schiffman	Director
Glenn H. Schiffman	

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